Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258424

Pioneer Energy Services Corp.

1250 N.W. Loop 410, Suite 1000

San Antonio, TX 78209

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders and Convertible Noteholders of Pioneer Energy Services Corp.:

On behalf of the board of directors of Pioneer Energy Services Corp. (“Pioneer”), we are pleased to enclose the accompanying proxy statement/prospectus relating to the acquisition of Pioneer by Patterson-UTI Energy, Inc. (“Patterson-UTI”). We are requesting that you take certain actions as a Pioneer stockholder or convertible noteholder.

On July 5, 2021, Patterson-UTI and Pioneer entered into an Agreement and Plan of Merger (as may be amended from time to time, the “merger agreement”) with certain subsidiaries of Patterson-UTI, providing for (i) the merger of a direct wholly-owned subsidiary of Patterson-UTI with and into Pioneer, with Pioneer surviving the merger as a direct wholly-owned subsidiary of Patterson-UTI (the “first merger” and the surviving entity, the “surviving corporation”), and (ii) immediately following the first merger, the merger of the surviving corporation with and into a second direct wholly-owned subsidiary of Patterson-UTI (“Merger Sub LLC”), with Merger Sub LLC surviving the merger as a direct wholly-owned subsidiary of Patterson-UTI (the “second merger” and, together with the first merger, the “mergers”). Under the terms of the merger agreement and as more fully described herein, Patterson-UTI will acquire Pioneer for aggregate consideration of up to 26,275,000 shares of common stock, par value $0.01 per share, of Patterson-UTI (“Patterson-UTI common stock”) and $30,000,000 of cash. As more fully described herein, all Pioneer debt is being retired in connection with the mergers with a portion of such shares and cash and with Pioneer’s cash on hand determined in accordance with the merger agreement prior to closing.

If the mergers are completed, subject to certain exceptions, each holder of common stock, par value $0.001 per share, of Pioneer (the “Pioneer common stock”) and each holder of 5.00% Convertible Senior Unsecured PIK Notes due 2025 of Pioneer (the “Pioneer convertible notes”) will be issued shares of Patterson-UTI common stock according to an exchange ratio (the “exchange ratio”) to be determined at the closing of the mergers and the other transactions contemplated by the merger agreement as more fully described herein. The exchange ratio will equal the quotient obtained by dividing (i) 26,275,000 (subject to a downward adjustment as specified in the merger agreement if the average of the volume weighted average prices of the Patterson-UTI common stock (the “Patterson-UTI VWAP”) for the 10 consecutive trading days ending with the last complete trading day prior to the closing date is greater than $11.00) less the shares of Patterson-UTI common stock to be delivered to the holders of the Senior Secured Floating Rate Notes due 2025 of Pioneer (the “Pioneer senior notes”) as described herein, by (ii) the aggregate number of shares of Pioneer common stock issued and outstanding immediately prior to the effective time of the first merger (the “effective time”) plus the number of shares of Pioneer common stock into which the Pioneer convertible notes are convertible immediately prior to the effective time (assuming physical settlement as specified in the indenture governing the Pioneer convertible notes).

Following the completion of the mergers and Pioneer debt repayments described herein, it is anticipated that persons who were stockholders of Patterson-UTI and holders of Pioneer securities immediately prior to the mergers will own approximately 88% and 12% of Patterson-UTI, respectively.

Patterson-UTI common stock is quoted on The Nasdaq Global Select Market (the “NASDAQ”) under the symbol “PTEN.” There is no established public trading market for Pioneer common stock. The market price of Patterson-UTI common stock will fluctuate before the mergers, and you should obtain current stock price quotations for the Patterson-UTI common stock. In addition, because the exchange ratio is determined only at the time of the closing, the number of shares of Patterson-UTI common stock to be received by Pioneer stockholders and Pioneer convertible noteholders in connection with the mergers will not be known prior to that time.

In connection with the merger agreement, certain holders of Pioneer common stock and Pioneer convertible notes holding approximately 88% of the voting power of Pioneer have entered into voting and support agreements with Patterson-UTI pursuant to which, among other things, such holders have agreed to vote their securities in a manner to facilitate the consummation of the mergers.

Your vote is very important. We cannot complete the mergers unless the Pioneer stockholders and convertible noteholders vote to adopt the merger agreement.

This document is a prospectus relating to the Patterson-UTI common stock to be issued pursuant to the merger agreement and a proxy statement for Pioneer to solicit proxies for its meeting of stockholders and convertible noteholders. It contains answers to frequently asked questions and a summary of the important terms of the mergers, the merger agreement and related transactions, followed by a more detailed discussion.

Please carefully read this entire document, including “Risk Factors” beginning on page 15, for a discussion of the risks relating to the mergers and Patterson-UTI following the mergers.

Sincerely,

Matthew Porter President and Chief Executive Officer Pioneer Energy Services Corp.

Neither the Securities and Exchange Commission nor any state securities regulatory authority has approved or disapproved of the mergers or the securities to be issued under this proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The date of the accompanying proxy statement/prospectus is August 27, 2021, and it is first being mailed or otherwise delivered to Pioneer stockholders and convertible noteholders on or about August 30, 2021.

Pioneer Energy Services Corp.

1250 N.E. Loop 410, Suite 1000

San Antonio, Texas 78209

(855) 884-0575

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON September 28, 2021

To the Stockholders and Convertible Noteholders of Pioneer Energy Services Corp.:

You are cordially invited to attend the virtual only special meeting of the stockholders of Pioneer Energy Services Corp. (“Pioneer”), which will be held at 9:00 a.m., Central Time, on September 28, 2021 via live webcast at www.virtualshareholdermeeting.com/PES2021SM (the “Pioneer special meeting”), for the following purposes:

1.

To vote on a proposal to approve and adopt the terms of the Agreement and Plan of Merger, dated as of July 5, 2021 (as amended from time to time, the “merger agreement”), by and among Pioneer, Patterson-UTI Energy, Inc. (“Patterson-UTI”), Crescent Merger Sub Inc. and Crescent Ranch Second Merger Sub LLC and the transactions contemplated thereby (the “Pioneer merger proposal”).

2.

To vote on a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Pioneer’s named executive officers that is based on or otherwise relates to the mergers contemplated by the merger agreement (the “Pioneer compensation proposal”).

Virtual Only Pioneer Special Meeting Due to COVID-19: In light of ongoing public health impacts related to COVID-19, and taking into account the related protocols that federal, state and local governments have implemented, Pioneer’s board of directors (the “Pioneer board”) has determined that the Pioneer special meeting will be a virtual meeting conducted exclusively via live webcast. There will not be a physical location for the Pioneer special meeting and you will not be able to attend the meeting in person. The Pioneer board and Pioneer’s management team believe that this is the right choice for Pioneer and Pioneer’s stockholders and Pioneer convertible noteholders at this time, as it permits stockholders and convertible noteholders to attend the Pioneer special meeting while safeguarding the health of Pioneer stockholders and Pioneer convertible noteholders, the Pioneer board and the Pioneer management team.

How to Attend the Virtual Pioneer Special Meeting: You can attend the meeting online by visiting www.virtualshareholdermeeting.com/PES2021SM, where you will be able to listen to the meeting live and vote online. To attend, vote and be deemed present in person at the virtual meeting, you will need to log on to the virtual meeting website at www.virtualshareholdermeeting.com/PES2021SM and enter the 16-digit control number included on your proxy card or voting instruction form.

The meeting webcast will begin promptly at 9:00 a.m., Central Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:45 a.m., Central Time, and you should allow ample time for the check-in procedures. For additional information on how you can attend the virtual Pioneer special meeting, please see the instructions beginning on page 26 of this proxy statement/prospectus. Whether or not you plan to attend the virtual Pioneer special meeting, we encourage you to vote and submit your proxy in advance of the meeting by one of the methods described on pages 29 and 30 of this proxy statement/prospectus. You may also vote online and examine our stockholder list, which will include holders of the 5.00% Convertible Senior Unsecured PIK Notes due 2025 of Pioneer (the “Pioneer convertible notes”), during the Pioneer special meeting by following instructions provided on the meeting website, which may be accessed using the above web address and the 16-digit control number included on your proxy card or voting instruction form, during the Pioneer special meeting.

Meeting Agenda: Other than the Pioneer merger proposal and Pioneer compensation proposal, Pioneer will transact no business at the Pioneer special meeting, except such business as may properly be brought before the Pioneer special meeting or any adjournments or postponements thereof by or at the direction of the Pioneer board in accordance with Pioneer’s bylaws and in compliance with the merger agreement. This proxy statement/prospectus, of which this notice is a part, describes the proposals listed above in more detail. Please refer to the attached documents, including the merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Pioneer special meeting. You are encouraged to read the entire document carefully before voting. In particular, please see “The Mergers” beginning on page 34 for a description of the transactions contemplated by the merger agreement and “Risk Factors” beginning on page 15 for an explanation of the risks associated with the mergers and the other transactions contemplated by the merger agreement.

Required Vote: Approval of the Pioneer merger proposal by the affirmative vote of the holders of at least sixty percent of the total voting power of all outstanding securities of Pioneer generally entitled to vote at a meeting of stockholders, including the Pioneer convertible noteholders, is required to complete the mergers, as contemplated pursuant to the merger agreement. Approval of the Pioneer compensation proposal requires the affirmative vote of the holders of a majority of the votes cast at the Pioneer special meeting. Abstentions and broker non-votes will not be counted as votes cast at the Pioneer special meeting. Accordingly, a Pioneer stockholder’s abstention from voting, a broker non-vote or the failure of a Pioneer stockholder to attend the Pioneer special meeting, virtually or by proxy, and vote will have no effect on the outcome of the Pioneer compensation proposal.

Who Can Vote: The Pioneer board has fixed the close of business on August 25, 2021 as the record date for the determination of the Pioneer stockholders and Pioneer convertible noteholders entitled to receive notice of, and to vote at, the Pioneer special meeting or any adjournments or postponements thereof. Only Pioneer stockholders and Pioneer convertible noteholders of record on the record date are entitled to receive notice of, and to vote at, the Pioneer special meeting or any adjournments or postponements thereof. The Pioneer convertible noteholders are entitled to vote on all matters upon which holders of Pioneer common stock have the right to vote under the DGCL (as defined below) or the Pioneer certificate of incorporation and are deemed to be Pioneer stockholders (and the Pioneer convertible notes are deemed to be stock) for the purpose of any provision of the DGCL that requires the vote of stockholders as a prerequisite to any corporate action, including the mergers. For additional information regarding the Pioneer special meeting, please see “Pioneer Special Meeting” beginning on page 26 of this proxy statement/prospectus.

The Pioneer board, at a meeting duly called and held, has by unanimous vote (a) determined that the terms of the merger agreement, the mergers and the other transactions contemplated thereby are fair to and in the best interests of Pioneer and its stockholders and convertible noteholders, (b) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the mergers, (c) directed that the merger agreement be submitted to the stockholders and convertible noteholders of Pioneer for adoption and (d) resolved to recommend that Pioneer stockholders and Pioneer convertible noteholders vote in favor of the adoption of the merger agreement and the transactions contemplated thereby, including the mergers. The Pioneer board unanimously recommends that Pioneer stockholders and Pioneer convertible noteholders vote “FOR” the Pioneer merger proposal and “FOR” the Pioneer compensation proposal.

As a Pioneer stockholder or Pioneer convertible noteholder, you play an important role in our company by considering and taking action on these matters. We appreciate the time and attention you invest in making thoughtful decisions.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Pioneer special meeting, please submit a proxy or voting instruction card as soon as possible. For specific instructions on voting, please refer to the proxy statement/prospectus accompanying this notice of meeting or the proxy card included with the proxy voting materials.

If you have any questions concerning the Pioneer merger proposal, the Pioneer compensation proposal, the mergers or this proxy statement/prospectus, would like additional copies, or need help voting your shares of Pioneer common stock or your Pioneer convertible notes, please contact Pioneer’s Corporate Secretary:

Pioneer Energy Services Corp.

1250 N.W. Loop 410, Suite 1000

San Antonio, TX 78209

(855) 884-0575

BY ORDER OF THE BOARD OF DIRECTORS,

Bryce T. Seki
Vice President, General Counsel, Secretary and Compliance Officer
August 27, 2021

ADDITIONAL INFORMATION

Both Patterson-UTI and Pioneer file annual, quarterly and current reports, proxy statements, and other business and financial information with the Securities and Exchange Commission (the “SEC”) electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Patterson-UTI at www.patenergy.com and from Pioneer at www.pioneeres.com, as applicable. The information contained on, or that may be accessed through, Patterson-UTI’s and Pioneer’s websites is not incorporated by reference into, and is not a part of, this proxy statement/prospectus.

Patterson-UTI has filed a registration statement on Form S-4 with respect to the shares of Patterson-UTI common stock to be issued pursuant to the merger agreement, of which this proxy statement/prospectus forms a part. This proxy statement/prospectus constitutes the prospectus of Patterson-UTI filed as part of the registration statement. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the SEC’s website mentioned above. Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement.

This proxy statement/prospectus incorporates important business and financial information about Patterson-UTI and Pioneer from documents that are not attached to this proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this proxy statement/prospectus, including copies of financial statements and management’s discussion and analysis, free of charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

For information related to Patterson-UTI:	For information related to Pioneer:

Patterson-UTI Energy, Inc. Attn: Investor Relations 10713 W. Sam Houston Pkwy N., Suite 800 Houston, TX 77064 (281) 765-7100	Pioneer Energy Services Corp. Attn: Investor Relations 1250 N.W. Loop 410, Suite 1000 San Antonio, TX 78209 (855) 884-0575

If you would like to request any documents, please do so by September 21, 2021, which is five business days prior to the date of the Pioneer special meeting, in order to receive them before the meeting.

For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, please see “Where You Can Find More Information.”

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of the registration statement on Form S-4 filed with the SEC by Patterson-UTI, constitutes a prospectus of Patterson-UTI under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Patterson-UTI common stock issuable pursuant to the merger agreement. This proxy statement/prospectus also constitutes a proxy statement for Pioneer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This proxy statement/prospectus also constitutes a notice of meeting with respect to the Pioneer special meeting.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated August 27, 2021, and you should assume that the information contained in this proxy statement/prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this proxy statement/prospectus is only accurate as of the date of such information. Neither the mailing of this proxy statement/prospectus to Pioneer stockholders nor the issuance by Patterson-UTI of shares of Patterson-UTI common stock pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding Patterson-UTI has been provided by Patterson-UTI, and information contained in this proxy statement/prospectus regarding Pioneer has been provided by Pioneer.

GLOSSARY

The following terms have the following meanings in this proxy statement/prospectus:

•

“bylaws” means, with respect to Patterson-UTI, the Fourth Amended and Restated Bylaws of Patterson-UTI and, with respect to Pioneer, the Amended and Restated Bylaws of Pioneer, in each case as amended;

•

“certificate of incorporation” means, with respect to Patterson-UTI, the Restated Certificate of Incorporation of Patterson-UTI and, with respect to Pioneer, the Certificate of Incorporation of Pioneer, in each case as amended;

•	“closing date” means the date on which the effective time occurs;

•

“dissenting shares” means shares of Pioneer common stock issued and outstanding immediately prior to the effective time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the Delaware General Corporation Law;

•	“effective time” means the effective time of the first merger;

•

“exchange ratio” means the quotient obtained by dividing (i) 26,275,000 (subject to a downward adjustment as specified in the merger agreement if the average of the Patterson-UTI VWAP for the 10 consecutive trading days ending with the last complete trading day prior to the closing date is greater than $11.00) less the shares of Patterson-UTI common stock to be delivered to the Pioneer senior noteholders as described herein, by (ii) the aggregate number of shares of Pioneer common stock issued and outstanding immediately prior to the effective time plus the number of shares of Pioneer common stock into which the Pioneer convertible notes are convertible immediately prior to the effective time (assuming physical settlement as specified in the Pioneer convertible notes indenture).

•	“first merger” means the merger of Merger Sub Inc. with and into Pioneer pursuant to the merger agreement, with Pioneer surviving the merger as the surviving corporation;

•	“GAAP” means accounting principles generally accepted in the United States of America;

•	“merger agreement” means the Agreement and Plan of Merger, dated as of July 5, 2021, by and among Patterson-UTI, Pioneer, Merger Sub Inc. and Merger Sub LLC, as may be amended from time to time;

•

“merger consideration” means the shares of Patterson-UTI common stock to be delivered to Pioneer stockholders and Pioneer convertible noteholders in the mergers and the other transactions contemplated by the merger agreement;

•	“Merger Sub Inc.” means Crescent Merger Sub Inc., a Delaware corporation and direct wholly-owned subsidiary of Patterson-UTI;

•	“Merger Sub LLC” means Crescent Ranch Second Merger Sub LLC, a Delaware limited liability company and direct wholly-owned subsidiary of Patterson-UTI;

•	“mergers” means the first merger and the second merger, collectively;

•	“Patterson-UTI” means Patterson-UTI Energy, Inc., a Delaware corporation;

•	“Patterson-UTI board” means the Patterson-UTI board of directors;

•	“Patterson-UTI common stock” means the common stock, par value $0.01 per share, of Patterson-UTI;

•	“Patterson-UTI stockholders” means the holders of Patterson-UTI common stock;

•	“Patterson-UTI VWAP” means the volume weighted average price per share of Patterson-UTI common stock on NASDAQ;

•	“Pioneer” means Pioneer Energy Services Corp., a Delaware corporation;

•	“Pioneer board” means the Pioneer board of directors;

•	“Pioneer common stock” means the common stock, par value $0.001 per share, of Pioneer;

•	“Pioneer convertible noteholders” means the holders of Pioneer convertible notes;

•	“Pioneer convertible notes” means the 5.00% Convertible Senior Unsecured PIK Notes due 2025 of Pioneer;

•

“Pioneer convertible notes indenture” means the indenture, dated May 29, 2020, between Pioneer and Wilmington Trust, National Association, as trustee, governing the Pioneer convertible notes, as amended and supplemented by the first supplemental indenture thereto dated May 11, 2021;

•

“Pioneer designated expenses” means (i) all fees and expenses of Pioneer’s counsel and financial advisors in connection with the transactions contemplated by the merger agreement; (ii) all brokers’, finders’ or similar fees payable by Pioneer or any of its subsidiaries in connection with the transactions contemplated by the merger agreement; (iii) 50% of all fees and expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus and all filing and other fees paid to the SEC or in respect of the HSR Act (other than attorneys’ fees and related expenses); and (iv) any retention, transaction or change in control bonuses put in place by Pioneer or any of its subsidiaries (other than any retention bonus arrangements for employees of Pioneer or its subsidiaries that are specifically directed by Patterson-UTI) between the date of the merger agreement and the closing date, in each case in connection with the transactions contemplated by the merger agreement to the extent such bonuses, fees and expenses have not been paid by Pioneer;

•	“Pioneer senior notes” means the Senior Secured Floating Rate Notes due 2025 of Pioneer;

•

“Pioneer senior notes indenture” means the indenture, dated May 29, 2020, between Pioneer, the guarantors party thereto and Wilmington Trust, National Association, as trustee and security agent, governing the Pioneer senior notes, as amended and supplemented by the first supplemental indenture thereto dated March 3, 2021, the second supplemental indenture thereto dated May 11, 2021 and the third supplemental indenture thereto dated August 25, 2021;

•	“Pioneer senior noteholders” means the holders of Pioneer senior notes;

•	“Pioneer special meeting” means the meeting of the Pioneer stockholders in connection with the mergers, as may be adjourned or postponed from time to time;

•

“Pioneer stockholders” means the holders of Pioneer common stock and, with respect to the Pioneer special meeting and voting with respect to the matters to be considered thereat, includes the Pioneer convertible noteholders unless the context otherwise requires;

•

“second merger” means the merger of Pioneer (as the surviving company) with and into Merger Sub LLC pursuant to the merger agreement, with Merger Sub LLC surviving the merger as a direct wholly-owned subsidiary of Patterson-UTI;

•

“supporting holders” means the holders of Pioneer common stock and Pioneer convertible notes that are parties to voting and support agreements described herein, which holders collectively hold approximately 88% of the voting power of Pioneer;

•	“surviving corporation” means Pioneer as the surviving entity of the first merger; and

•	“well service rig divestiture” means Patterson-UTI’s publicly announced expectation to divest the Pioneer well service rig business following the closing of the mergers.

All currency amounts referenced in this proxy statement/prospectus are in U.S. dollars.

i

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE PIONEER SPECIAL MEETING

The following are some questions that you may have regarding the mergers, the issuance of shares of Patterson-UTI common stock pursuant to the merger agreement, and other matters being considered at the Pioneer special meeting and the answers to those questions. Patterson-UTI and Pioneer urge you to carefully read the entirety of this proxy statement/prospectus, including the annexes hereto and the information incorporated by reference herein, because the information in this section does not provide all the information that might be important to you with respect to the mergers, the issuance of shares of Patterson-UTI common stock pursuant to the merger agreement, and the other matters being considered at the Pioneer special meeting.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because Patterson-UTI and Pioneer have entered into the merger agreement, pursuant to which, among other things, on the terms and subject to the conditions included in the merger agreement, Patterson-UTI has agreed to acquire Pioneer by means of (i) the merger of Merger Sub Inc. with and into Pioneer, with Pioneer surviving the merger as a direct wholly-owned subsidiary of Patterson-UTI, and (ii) immediately following the first merger, the merger of the surviving corporation with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as a direct wholly-owned subsidiary of Patterson-UTI. Your vote is required in connection with the mergers. The merger agreement, which governs the terms of the mergers, is attached to this proxy statement/prospectus as Annex A.

Under the terms of the merger agreement and as more fully described herein, Patterson-UTI will acquire Pioneer for aggregate consideration of up to 26,275,000 shares of Patterson-UTI common stock and $30 million of cash. As more fully described herein, all Pioneer debt is being retired in connection with the mergers with a portion of such shares and cash and with Pioneer’s cash on hand determined in accordance with the merger agreement prior to closing.

In order to complete the mergers, and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Pioneer certificate of incorporation, Pioneer stockholders must approve and adopt the merger agreement and the transactions contemplated thereby (including the mergers) (the “Pioneer merger proposal”). Approval of the Pioneer merger proposal requires the affirmative vote of the holders of at least sixty percent of the total voting power of all outstanding securities of Pioneer generally entitled to vote at a meeting of Pioneer stockholders (including the Pioneer convertible notes).

In addition, Pioneer stockholders will be asked to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Pioneer’s named executive officers (“NEOs”) that is based on or otherwise relates to the mergers (the “Pioneer compensation proposal”). Approval of the Pioneer compensation proposal requires the affirmative vote of a majority of the votes cast at the Pioneer special meeting.

This proxy statement/prospectus, which you should read carefully, contains important information about the mergers and other matters being considered at the Pioneer special meeting.

Q:	When and where is the Pioneer special meeting?

A:

The Pioneer special meeting will be a virtual only meeting conducted exclusively via live webcast at www.virtualshareholdermeeting.com/PES2021SM starting at 9:00 a.m., Central Time (with log-in beginning at 8:45 a.m., Central Time) on September 28, 2021. You will be able to attend the Pioneer special meeting online and vote your shares of Pioneer common stock or your Pioneer convertible notes electronically during the meeting by going to www.virtualshareholdermeeting.com/PES2021SM and entering the 16-digit control number included on the proxy card or voting instruction form that you received. Because the Pioneer special meeting is completely virtual and being conducted via live webcast, Pioneer stockholders will not be able to attend the meeting in person.

Q:	What will Pioneer stockholders and Pioneer convertible noteholders receive for their shares of Pioneer common stock or Pioneer convertible notes, as applicable, in the mergers?

A:

In connection with the mergers, subject to certain exceptions, Pioneer stockholders and Pioneer convertible noteholders will be issued shares of Patterson-UTI common stock according to an exchange ratio to be determined at the closing of the mergers and the other transactions contemplated by the merger agreement. The shares of Patterson-UTI common stock issued to the Pioneer convertible noteholders will be issued in accordance with the provisions of the Pioneer convertible notes indenture applicable to an “accelerated mandatory conversion” thereunder. The exchange ratio will equal the quotient obtained by dividing (i) 26,275,000 (subject to a downward adjustment as specified in the merger agreement if the average of the Patterson-UTI VWAP for the 10 consecutive trading days ending with the last complete trading day prior to the closing date of the mergers is greater than $11.00) less the shares of Patterson-UTI common stock to be delivered to the Pioneer senior noteholders as described herein, by (ii) the aggregate number of shares of Pioneer common stock issued and outstanding immediately prior to the effective time plus the number of shares of Pioneer common stock into which the Pioneer convertible notes are convertible immediately prior to the effective time (assuming physical settlement as specified in the Pioneer convertible notes indenture).

For additional information regarding the consideration to be received in the mergers, please see “The Merger Agreement—Terms of the Mergers; Merger Consideration.”

Q:	If I am a Pioneer stockholder, how will I receive the merger consideration to which I am entitled?

A:

If you are a holder of certificates that represent eligible shares of Pioneer common stock (“Pioneer certificates”), a notice advising you of the effectiveness of the mergers, a letter of transmittal and instructions for the surrender of your Pioneer certificates will be mailed to you as soon as practicable after the effective time. After receiving proper documentation from you, the exchange agent will send to you (i) a statement reflecting the aggregate whole number of shares of Patterson-UTI common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the merger agreement, a check or wire transfer in the amount equal to the cash payable in lieu of any fractional shares of Patterson-UTI common stock and dividends and other distributions on the shares of Patterson-UTI common stock issuable to you as merger consideration.

If you are a holder of book-entry shares representing eligible shares of Pioneer common stock (“Pioneer book-entry shares”), the exchange agent will send you, as promptly as practicable (and in any event, within three business days) after the effective time, the merger consideration, cash in lieu of any fractional shares of Patterson-UTI common stock and any dividends and other distributions on the shares of Patterson-UTI common stock issuable as merger consideration, in each case, that such holder has the right to receive.

No interest will be paid or accrued on any amount payable for shares of Pioneer common stock eligible to receive the merger consideration pursuant to the merger agreement.

For additional information on the exchange of Pioneer common stock for the merger consideration, please see “The Merger Agreement—Exchange and Payment Procedures.”

Q:	If I am a Pioneer convertible noteholder, how will I receive the merger consideration to which I am entitled?

A:

If you are a holder of Pioneer convertible notes, on the closing date, the exchange agent will set aside shares of Patterson-UTI common stock out of the merger consideration which would be issuable to the holders of the Pioneer convertible notes upon completion of an “accelerated mandatory conversion” (as defined in the Pioneer convertible notes indenture) of the Pioneer convertible notes, and the merger agreement requires Pioneer to take the necessary steps under the Pioneer convertible notes indenture to commence and effect such accelerated mandatory conversion no later than the fifth trading day following the closing date. Upon completion of the accelerated mandatory conversion and compliance by Pioneer convertible noteholders with the applicable conversion procedures in the Pioneer convertible notes indenture, the exchange agent will distribute to the trustee under the Pioneer convertible notes indenture or the holders of the Pioneer convertible notes the shares of Patterson-UTI common stock out of the merger consideration that such holders are entitled to receive.

For additional information on the exchange of Pioneer convertible notes for the merger consideration, please see “The Merger Agreement—Exchange and Payment Procedures.”

Q:	What will holders of Pioneer equity awards receive in the mergers?

A:

The merger agreement provides that, at the effective time, each award of restricted common stock of Pioneer granted under the Pioneer stock plan that is outstanding immediately prior to the effective time will become fully vested and eligible to receive the merger consideration, and treated as any other shares of Pioneer common stock. As of the effective time, the Pioneer stock plan will terminate, and no holder of an award of restricted common stock of Pioneer or any participant in any other employee incentive or benefit plan, program or arrangement or any non-employee director plan maintained by Pioneer will have any rights to acquire, or other rights in respect of, the capital stock of Pioneer, the surviving corporation, the surviving company or any of their subsidiaries, except for the right to receive the merger consideration.

For additional information regarding the treatment of Pioneer equity awards, please see “The Merger Agreement—Treatment of Pioneer Equity-Based Awards.”

Q:	Who will own Patterson-UTI immediately following the mergers?

A:

Patterson-UTI and Pioneer estimate that, upon completion of the mergers and Pioneer debt repayments described herein, Patterson-UTI stockholders as of immediately prior to the mergers will hold approximately 88%, and holders of Pioneer securities as of immediately prior to the mergers will hold approximately 12%, of the issued and outstanding shares of Patterson-UTI common stock (without giving effect to any shares of Patterson-UTI common stock held by Pioneer stockholders prior to the mergers). The exact equity stake of Pioneer securityholders in Patterson-UTI will depend on the number of shares of Patterson-UTI common stock issued and outstanding immediately prior to the effective time.

Q:	What will be the composition of the board of directors and management of Patterson-UTI following the completion of the mergers?

A:	Upon completion of the mergers, the current directors and executive officers of Patterson-UTI are expected to continue in their current positions.

Q:	How important is my vote?

A:

Your vote “FOR” each proposal presented at the Pioneer special meeting is very important and you are encouraged to submit a proxy as soon as possible. The mergers cannot be completed without, among other things, the approval of the Pioneer merger proposal by Pioneer stockholders.

Approval of the Pioneer merger proposal requires the affirmative vote of the holders of at least sixty percent of the total voting power of all outstanding securities of Pioneer generally entitled to vote at a meeting of Pioneer stockholders (including the Pioneer convertible notes). Accordingly, a Pioneer stockholder’s abstention from voting, a broker non-vote, or the failure of a Pioneer stockholder to attend the Pioneer special meeting and vote will have the same effect as a vote “against” the Pioneer merger proposal. Approval of the Pioneer compensation proposal requires the affirmative vote of a majority of the votes cast at the Pioneer special meeting. Accordingly, a Pioneer holder’s abstention from voting will have the same effect as a vote “against” the Pioneer compensation proposal, while a broker non-vote or the failure of such holder to attend the Pioneer special meeting and vote will have no effect on the outcome of the Pioneer compensation proposal.

v

Q:	How does the Pioneer board recommend that I vote?

A:

The Pioneer board unanimously recommends that Pioneer stockholders vote “FOR” the Pioneer merger proposal and “FOR” the Pioneer compensation proposal. For additional information regarding how the Pioneer board recommends that Pioneer stockholders vote, see the section titled “The Mergers—Recommendation of the Pioneer Board and Reasons for the Mergers.”

Q:	Will the shares of Patterson-UTI common stock issued pursuant to the merger agreement receive a dividend?

A:

After the closing of the mergers, as a holder of Patterson-UTI common stock, you will receive the same dividends on shares of Patterson-UTI common stock that all other holders of Patterson-UTI common stock will receive for any dividend with a record date that occurs after the effective time.

After the closing of the mergers, former Pioneer stockholders who hold Pioneer certificates will not be entitled to be paid dividends otherwise payable on the shares of Patterson-UTI common stock into which their shares of Pioneer common stock are exchangeable until they surrender their Pioneer certificates and deliver a letter of transmittal. Dividends will be accrued for these holders and they will receive the accrued dividends, without interest, when they surrender their Pioneer certificates and deliver the letter of transmittal.

After the closing of the mergers, all Patterson-UTI dividends will remain subject to approval by the Patterson-UTI board.

Q:	Will the shares of Patterson-UTI common stock issued pursuant to the merger agreement be traded on an exchange?

A:

Yes. It is a condition to the consummation of the mergers that the shares of Patterson-UTI common stock to be issued in the first merger be approved for listing on the NASDAQ. Pioneer common stock is currently not listed on any securities exchange. When the mergers are completed, the Pioneer common stock will be deregistered under the Exchange Act.

Q:	What are the material U.S. federal income tax consequences of the mergers to Pioneer stockholders?

A:

Assuming that the mergers are completed as currently contemplated, Patterson-UTI and Pioneer intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Provided that the mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder (as defined in “The Mergers—Material U.S. Federal Income Tax Consequences”) of Pioneer common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Pioneer common stock for shares of Patterson-UTI common stock pursuant to the mergers, except with respect to any cash received in lieu of fractional shares of Patterson-UTI common stock.

Please see “The Mergers—Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences of the mergers to U.S. holders of Pioneer common stock. Each Pioneer stockholder is strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the mergers to it.

Q:	When do Patterson-UTI and Pioneer expect to complete the mergers?

A:

Patterson-UTI and Pioneer currently expect to complete the mergers in the fourth quarter of 2021. However, neither Patterson-UTI nor Pioneer can predict the actual date on which the mergers will be completed, nor can the parties ensure that the mergers will be completed, because completion is subject to conditions beyond the control of either company. Please see “The Mergers—Regulatory Approvals” and “The Merger Agreement—Conditions Precedent to the Mergers.”

Q:	What happens if the mergers are not completed?

A:

If the Pioneer merger proposal is not approved by the Pioneer stockholders or the mergers are not completed for any other reason, Pioneer stockholders and Pioneer convertible noteholders will not receive any payment for shares of Pioneer common stock or Pioneer convertible notes they own. Instead, Pioneer will remain an independent public company, Pioneer common stock will continue to be registered under the Exchange Act and Pioneer will continue to file periodic reports with the SEC.

Under specified circumstances, Pioneer may be required to pay Patterson-UTI a termination fee upon or subsequent to termination of the merger agreement, as described in “The Merger Agreement—Termination Fee and Expenses.”

Q:	Who can vote at, and what are the record dates of, the Pioneer special meeting?

A:

All Pioneer stockholders who hold shares of Pioneer common stock or Pioneer convertible notes of record at the close of business on August 25, 2021, the record date for the Pioneer special meeting (the “Pioneer record date”), are entitled to receive notice of and to vote at the Pioneer special meeting. The Pioneer convertible noteholders are entitled to vote on all matters upon which holders of Pioneer common stock have the right to vote under Delaware law or the Pioneer certificate of incorporation and are deemed to be Pioneer stockholders (and the Pioneer convertible notes are deemed to be stock) for the purpose of any provision of Delaware law that requires the vote of stockholders as a prerequisite to any corporate action, including the mergers.

Q:	How many votes may I cast?

A:

Each issued and outstanding share of Pioneer common stock entitles its holder of record to one vote on each matter to be considered at the Pioneer special meeting. The number of votes represented by each Pioneer convertible note is equal to the largest number of whole shares of Pioneer common stock (rounded down to the nearest whole share) into which such Pioneer convertible note may be converted, in accordance with the Pioneer convertible notes indenture, at the Pioneer record date. As of the Pioneer record date, the Pioneer convertible notes represent an aggregate of 10,206,151 votes. The Pioneer stockholders of record on the Pioneer record date are the only Pioneer holders that are entitled to receive notice of, and to vote at, the Pioneer special meeting or any adjournments or postponements thereof.

Q:	What constitutes a quorum at the Pioneer special meeting?

A:	In order for business to be conducted at the Pioneer special meeting, a quorum must be present.

A quorum at the Pioneer special meeting requires the presence, in person or by proxy, of the holders of a majority of the total voting power of all outstanding securities of Pioneer generally entitled to vote at a meeting of stockholders (including the Pioneer convertible notes). If you submit a properly executed proxy card, or submit a proxy via the internet or by telephone, even if you do not vote for the proposal or vote to “abstain” in respect of the proposal, your shares of Pioneer common stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Pioneer special meeting.

Q:	What do I need to do now?

A:

After you have carefully read and considered the information contained in or incorporated by reference into this proxy statement/prospectus, please submit your proxy via the internet or by telephone in accordance with the instructions set forth on the applicable proxy card or voting instruction form you received, or complete, sign, date, and return the applicable proxy card or voting instruction form in the self-addressed, stamped envelope provided as soon as possible so that your shares will be represented and voted at the Pioneer special meeting.

For additional information on voting procedures, please see “Pioneer Special Meeting.”

Q:	How will my proxy be voted?

A:

If you submit your proxy via the internet, by telephone, or by completing, signing, dating, and returning the applicable proxy card or voting instruction form, your proxy will be voted in accordance with your instructions. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy card will be voted in accordance with the recommendation of the Pioneer board.

For additional information on voting procedures, please see “Pioneer Special Meeting.”

Q:	Who will count the votes?

A:	The votes at the Pioneer special meeting will be tabulated and certified by the inspector of elections appointed by the Pioneer board.

Q:	What should I do if I receive more than one set of voting materials for the Pioneer special meeting?

A:

You may receive more than one set of voting materials for the Pioneer special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares of Pioneer common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form. If you fail to submit each separate proxy or voting instruction form that you receive, not all of your shares will be voted.

Q:	What is the difference between holding shares of record and holding shares as a beneficial owner of shares of Pioneer common stock?

A:

If your shares of Pioneer common stock are registered directly in your name with Pioneer’s registrar and transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, to be the stockholder of record. If you are a stockholder of record, then this proxy statement/prospectus and your proxy card have been sent directly to you by Pioneer.

If your shares of Pioneer common stock are held through a bank, broker or other nominee, you are considered, with respect to those shares, the beneficial owner, and those shares are held in “street name” by your bank, broker or other nominee. In that case, this proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend the Pioneer special meeting.

Q:	If my shares of Pioneer common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:

No. If your shares of Pioneer common stock are held in the name of a bank, broker or other nominee, you will receive separate instructions from your bank, broker or other nominee describing how to vote your shares. The availability of internet or telephonic voting will depend on the nominee’s voting process. Please check with your bank, broker or other nominee and follow the voting procedures provided by your bank, broker or other nominee on your voting instruction form.

You should instruct your bank, broker or other nominee how to vote your shares of Pioneer common stock. Under the rules applicable to broker-dealers, your bank, broker or other nominee does not have discretionary authority to vote your shares on any of the proposals scheduled to be voted on at the Pioneer special meeting. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. Pioneer does not expect any broker non-votes at the Pioneer special meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine, whereas each of the proposals to be presented at the Pioneer special meeting are considered non-routine. As a result, no broker will be permitted to vote your shares of Pioneer common stock at the Pioneer special meeting without receiving instructions. Failure to instruct your broker on how to vote your shares will have the same effect as a vote “against” the Pioneer merger proposal and no effect on the Pioneer compensation proposal.

For additional information on voting procedures, please see “Pioneer Special Meeting.”

Q:	What do I do if I am a Pioneer stockholder and I want to revoke my proxy?

A:

Pioneer stockholders of record may revoke or change a previously delivered proxy at any time before the meeting by (i) delivering another proxy with a later date to Pioneer’s Corporate Secretary at Pioneer’s principal executive offices at 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209 no later than 10:59 p.m. Central time on September 27, 2021, (ii) voting by proxy again via the internet or by telephone, or (iii) delivering written notice of revocation of the proxy to Pioneer’s Corporate Secretary at Pioneer’s principal executive offices at 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209 no later than 10:59 p.m. Central time on September 27, 2021.

All Pioneer stockholders may also revoke their proxies by attending the Pioneer special meeting and voting their shares during the meeting. Note that attendance at the Pioneer special meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the Pioneer Corporate Secretary before the proxy is exercised or unless you vote your shares during the Pioneer special meeting.

If a Pioneer stockholder holds shares through a bank, broker or other nominee, such stockholder may change or revoke his, her or its voting instructions before the Pioneer special meeting by providing instructions again through the means specified on his, her or its voting instruction form (with most having the option to do so by internet, telephone or mail), which must be received before 10:59 p.m. Central Time on September 27, 2021.

For additional information, please see “Pioneer Special Meeting.”

Q:	Are there any risks that I should consider as a Pioneer stockholder in deciding how to vote?

A:

Yes. You should read and carefully consider the risks set forth in “Risk Factors.” You also should read and carefully consider the risk factors of Patterson-UTI and Pioneer contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	What happens if I sell or otherwise transfer my shares of Pioneer common stock before the Pioneer special meeting?

A:

The Pioneer record date is prior to the date of the Pioneer special meeting. If you sell or otherwise transfer your shares of Pioneer common stock after the Pioneer record date but before the Pioneer special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares of Pioneer common stock, you will retain your right to vote such shares at the Pioneer special meeting but will otherwise transfer ownership of and the economic interest in your shares of Pioneer common stock.

Q:	What happens if I sell or otherwise transfer my shares of Pioneer common stock before the completion of the mergers?

A:

Only Pioneer stockholders as of immediately prior to the effective time will become entitled to receive the merger consideration. If you sell your shares of Pioneer common stock prior to the completion of the mergers, you will not be entitled to receive the merger consideration by virtue of the mergers.

Q:	Do any of the officers or directors of Pioneer have interests in the mergers that may differ from or be in addition to my interests as a Pioneer stockholder?

A:

Yes. In considering the recommendation of the Pioneer board that Pioneer stockholders vote to approve the Pioneer merger proposal and the Pioneer compensation proposal, Pioneer stockholders should be aware that, aside from their interests as stockholders of Pioneer, some of Pioneer’s directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Pioneer stockholders generally. The Pioneer board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the mergers, and in recommending the approval of the Pioneer merger proposal and the Pioneer compensation proposal.

For more information on these interests and quantification of certain of these interests, please see “The Mergers—Interests of Certain Pioneer Directors and Executive Officers in the Mergers.”

Q:	If I am a Pioneer stockholder and I oppose the Pioneer merger proposal, what are my rights?

A:

Under Delaware law, holders of Pioneer common stock who do not vote in favor of the Pioneer merger proposal will be entitled to exercise appraisal rights under the DGCL, solely with respect to their shares of Pioneer common stock (and not, for the avoidance of doubt, with respect to any Pioneer convertible notes held by them), in connection with the mergers if they take certain actions and meet certain conditions set forth in Section 262 of the DGCL (“Section 262”). Failure to comply with Section 262 may result in a holder of Pioneer common stock waiving, or being unable to exercise, appraisal rights. Pioneer stockholders may vote against the Pioneer merger proposal if they do not favor the mergers.

For more information regarding appraisal rights, please see “The Mergers—Appraisal Rights or Dissenters’ Rights”. In addition, a copy of Section 262 is attached as Annex C to this proxy statement/prospectus.

Q:	Where can I find voting results of the Pioneer special meeting?

A:

Pioneer intends to announce its preliminary voting results at the Pioneer special meetings and disclose its final voting results in a Current Report on Form 8-K that will be filed with the SEC following the Pioneer special meeting. All reports that Pioneer files with the SEC are publicly available when filed. Please see “Where You Can Find More Information.”

Q:	How can I find more information about Patterson-UTI and Pioneer?

A:	You can find more information about Patterson-UTI and Pioneer from various sources described in “Where You Can Find More Information.”

Q:	Who can answer any questions I may have about the Pioneer special meeting or the transactions contemplated by the merger agreement, including the mergers?

A:

If you have any questions about the Pioneer special meeting, the mergers, the Pioneer merger proposal, the Pioneer compensation proposal or how to submit your proxy, if applicable, or if you need additional copies

x

of this proxy statement/prospectus or documents incorporated by reference herein, the applicable enclosed proxy card or voting instructions, you should contact:

Pioneer Energy Services Corp.

Attn: Investor Relations

1250 N.W. Loop 410, Suite 1000

San Antonio, TX 78209

(855) 884-0575

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus and may not contain all the information that may be important to you. To understand the mergers and the matters being voted on at the Pioneer special meeting more fully, and to obtain a more complete description of the legal terms of the merger agreement and the agreements related thereto, you should carefully read this entire document, including the annexes and the documents incorporated by reference herein and to which Patterson-UTI and Pioneer refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See “Where You Can Find More Information.”

The Parties

Patterson-UTI Energy, Inc.

Patterson-UTI is a Houston, Texas-based oilfield services company that primarily owns and operates in the United States one of the largest fleets of land-based drilling rigs and a large fleet of pressure pumping equipment. Patterson-UTI is a Delaware corporation, formed in 1993, and its common stock is listed and traded on the NASDAQ under the ticker symbol “PTEN”. Patterson-UTI’s principal executive office is located at 10713 W. Sam Houston Pkwy N., Suite 800, Houston, Texas, 77064 and its telephone number is (281) 765-7100.

Additional information about Patterson-UTI and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

Crescent Merger Sub Inc.

Merger Sub Inc., a direct wholly-owned subsidiary of Patterson-UTI, is a Delaware corporation formed on June 29, 2021, for the purpose of effecting the first merger. Under the merger agreement, Merger Sub Inc. will merge with and into Pioneer, with Pioneer surviving the merger as the surviving corporation and a direct wholly-owned subsidiary of Patterson-UTI. Merger Sub Inc. has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the mergers.

Crescent Ranch Second Merger Sub LLC

Merger Sub LLC, a direct wholly-owned subsidiary of Patterson-UTI, is a Delaware limited liability company formed on June 29, 2021, for the purpose of effecting the second merger. Under the merger agreement, immediately following the consummation of the first merger, Pioneer will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as the surviving company and a direct wholly-owned subsidiary of Patterson-UTI. Merger Sub LLC has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the mergers.

Pioneer Energy Services Corp.

Pioneer provides land-based drilling services and production services to a diverse group of oil and gas exploration and production companies in the United States and internationally in Colombia. Drilling services and production services are fundamental to establishing and maintaining the flow of oil and natural gas throughout the productive life of a well. Pioneer’s drilling services business segments provide contract land drilling services through three domestic divisions which are located in the Marcellus/Utica, Permian Basin and Eagle Ford, and

Bakken regions, and internationally in Colombia. Pioneer provides a comprehensive service offering which includes the drilling rig, crews, supplies, and most of the ancillary equipment needed to operate its drilling rigs. Pioneer’s fleet is 100% pad-capable and offers the latest advancements in pad drilling. Pioneer’s production services business segments provide a range of services to producers primarily in Texas, North Dakota and the Rocky Mountain region.

Pioneer’s principal executive offices are located at 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209. Its telephone number at that address is (855) 884-0575. Shares of Pioneer’s common stock are not currently listed on any stock exchange or quoted on any over-the-counter market. Additional information about Pioneer and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

The Mergers (See page 34)

Upon satisfaction or waiver of the conditions to closing in the merger agreement, at the effective time, Merger Sub Inc. will merge with and into Pioneer, with Pioneer surviving the merger as the surviving corporation and a direct wholly-owned subsidiary of Patterson-UTI. Immediately following the effective time, Pioneer, as the surviving corporation of the first merger, will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as a direct wholly-owned subsidiary of Patterson-UTI. At the effective time, each eligible share of Pioneer common stock will be converted automatically into the right to receive a number of shares of Patterson-UTI common stock equal to the exchange ratio, with cash paid in lieu of the issuance of any fractional shares of Patterson-UTI common stock. Upon the terms of the merger agreement and as more fully described below in “The Merger Agreement—Terms of the Mergers; Merger Consideration,” Patterson-UTI will acquire Pioneer for aggregate consideration of up to 26,275,000 shares of Patterson-UTI common stock and $30,000,000 of cash. In connection with the closing of the mergers under the merger agreement, the Pioneer senior notes will be redeemed at a redemption price consisting of a combination of cash and shares of Patterson-UTI common stock, which will reduce the number of shares to be delivered to Pioneer stockholders and Pioneer convertible noteholders as described below in “The Mergers—Treatment of Pioneer Indebtedness.” In addition, each award of restricted common stock of Pioneer granted under the Pioneer stock plan issued and outstanding immediately prior to the effective time will be treated as described below in “—Treatment of Pioneer Equity-Based Awards.”

Pioneer Special Meeting (See page 26)

The Pioneer special meeting will be a virtual meeting conducted exclusively via live webcast starting at 9:00 a.m., Central Time (with log-in beginning at 8:45 a.m., Central Time) on September 28, 2021. Pioneer stockholders will be able to attend the Pioneer special meeting online and vote shares of Pioneer common stock or Pioneer convertible notes electronically at the meeting by going to www.virtualshareholdermeeting.com/PES2021SM and entering the 16-digit control number included on the proxy card or voting instruction form you received. Because the Pioneer special meeting is completely virtual and being conducted via live webcast, Pioneer stockholders will not be able to attend the meeting in person. The Pioneer special meeting is being held to consider and vote on the following proposals:

•

Pioneer Merger Proposal: To approve and adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby, including the mergers.

•

Pioneer Compensation Proposal: To approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Pioneer’s NEOs that is based on or otherwise relates to the mergers, as discussed in the section titled “The Mergers—Interests of Certain Pioneer Directors and Executive Officers in the Mergers.”

The record date for the determination of the Pioneer stockholders entitled to receive notice of, and to vote at, the Pioneer special meeting is the close of business on August 25, 2021. Only Pioneer stockholders who held Pioneer common stock or Pioneer convertible notes of record on the Pioneer record date are entitled to vote at the Pioneer special meeting or any adjournments or postponements of the Pioneer special meeting. Each issued and outstanding share of Pioneer common stock entitles its holder of record to one vote on each matter to be considered at the Pioneer special meeting. The Pioneer convertible noteholders are entitled to vote on all matters upon which holders of Pioneer common stock have the right to vote under the DGCL or the Pioneer certificate of incorporation and are deemed to be Pioneer stockholders (and the Pioneer convertible notes are deemed to be stock) for the purpose of any provision of the DGCL that requires the vote of stockholders as a prerequisite to any corporate action, including the mergers. The number of votes represented by each Pioneer convertible note is equal to the largest number of whole shares of Pioneer common stock (rounded down to the nearest whole share) into which such Pioneer convertible note may be converted, in accordance with the Pioneer convertible notes indenture, at the Pioneer record date. As of the Pioneer record date, the Pioneer convertible notes represent an aggregate of 10,206,151 votes. Pioneer stockholders are entitled to vote on each proposal presented.

In order for business to be conducted at the Pioneer special meeting, a quorum must be present. A quorum at the Pioneer special meeting requires the presence, in person or by proxy, of the holders of a majority of total voting power of all outstanding securities of Pioneer generally entitled to vote at a meeting of stockholders (including the Pioneer convertible notes). Virtual attendance at the Pioneer special meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the Pioneer special meeting. Abstentions will be counted for purposes of determining whether there is a quorum at the Pioneer special meeting.

Shares of Pioneer common stock and Pioneer convertible notes represented by broker non-votes will not be considered present and entitled to vote at the Pioneer special meeting for the purpose of determining the presence of a quorum. Because it is expected that all of the matters to be voted on at the Pioneer special meeting will be non-routine, brokers will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your broker, bank or other nominee, your shares or convertible notes will not count towards determining whether a quorum is present and your shares and convertible notes will not be voted at the Pioneer special meeting. If a quorum is not present or represented or if there are not sufficient votes for the approval of the Pioneer merger proposal, Pioneer expects that the Pioneer special meeting will be adjourned by the chairperson of the Pioneer special meeting to solicit additional proxies. At any subsequent reconvening of the Pioneer special meeting at which a quorum shall be present or represented, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Pioneer special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Approval of the Pioneer merger proposal requires the affirmative vote of the holders of at least sixty percent of the total voting power of all outstanding securities of Pioneer generally entitled to vote at a meeting of stockholders (including the Pioneer convertible notes). Accordingly, a Pioneer stockholder’s abstention from voting, a broker non-vote or the failure of a Pioneer stockholder to attend the Pioneer special meeting, virtually or by proxy, and vote will have the same effect as a vote “against” the Pioneer merger proposal.

Approval of the Pioneer compensation proposal requires the affirmative vote of the holders of a majority of the votes cast at the Pioneer special meeting. Abstentions and broker non-votes will not be counted as votes cast at the Pioneer special meeting. Accordingly, a Pioneer stockholder’s abstention from voting, a broker non-vote or the failure of a Pioneer stockholder to attend the Pioneer special meeting, virtually or by proxy, and vote will have no effect on the outcome of the Pioneer compensation proposal.

As of August 23, 2021, there were 1,822,670 shares of Pioneer common stock issued and outstanding, held by 79 holders of record, and 10,206,151 shares of Pioneer common stock were reserved for issuance upon conversion of the Pioneer convertible notes.

The Pioneer board unanimously recommends that the Pioneer stockholders vote “FOR” the Pioneer merger proposal and “FOR” the Pioneer compensation proposal.

For additional information on the recommendation of the Pioneer board, please see “The Mergers—Recommendation of the Pioneer Board and Reasons for the Mergers.”

Opinion of Pioneer’s Financial Advisor (See page 48 and Annex B)

Pioneer retained Piper Sandler & Co. (“Piper Sandler”) to act as an independent financial advisor to the Pioneer board in connection with the proposed mergers and participated in certain of the negotiations leading to the execution of the merger agreement. At the June 30, 2021 meeting at which the Pioneer board considered the mergers, Piper Sandler delivered to the Pioneer board its oral opinion, which was subsequently confirmed in writing on July 5, 2021, to the effect that, as of such date, the exchange ratio was fair, from a financial point of view, to the holders of Pioneer common stock issued and outstanding immediately prior to the effective time of the mergers.

The full text of Piper Sandler’s opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Pioneer common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed mergers.

For a more complete discussion of Piper Sandler’s opinion, see “The Mergers—Opinion of Pioneer’s Financial Advisor.”

Interests of Certain Pioneer Directors and Executive Officers in the Mergers (See page 55)

In considering the recommendation of the Pioneer board that Pioneer stockholders vote in favor of the Pioneer merger proposal and the Pioneer compensation proposal, Pioneer stockholders should be aware of and take into account the fact that certain Pioneer directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Pioneer stockholders generally. These interests include, among others, severance rights and rights to continuing indemnification and directors’ and officers’ liability insurance, as well as accelerated vesting of outstanding restricted stock awards. See “The Mergers—Interests of Certain Pioneer Directors and Executive Officers in the Mergers” for a more detailed description of these interests. The Pioneer board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the mergers, in approving the merger agreement and the transactions contemplated thereby, including the mergers, and in recommending that the Pioneer stockholders approve the Pioneer merger proposal and the Pioneer compensation proposal.

Appraisal Rights or Dissenters’ Rights (See page 64)

Under Delaware law, holders of Pioneer common stock who do not vote in favor of the Pioneer merger proposal will be entitled to exercise appraisal rights under Section 262, solely with respect to their shares of Pioneer common stock (and not, for the avoidance of doubt, with respect to any Pioneer convertible notes held by them), in connection with the mergers if they take certain actions and meet certain conditions set forth in Section 262. Failure to comply with Section 262 may result in a holder of Pioneer common stock waiving, or being unable to exercise, appraisal rights.

For more information regarding appraisal rights, please see “The Mergers—Appraisal Rights or Dissenters’ Rights” and the full text of Section 262, attached as Annex C to this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences (See page 59)

Assuming that the mergers are completed as currently contemplated, Patterson-UTI and Pioneer intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code Provided that the mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder (as defined in “The Mergers—Material U.S. Federal Income Tax Consequences”) of Pioneer common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Pioneer common stock for shares of Patterson-UTI common stock pursuant to the mergers, except with respect to any cash received in lieu of fractional shares of Patterson-UTI common stock.

Please see “The Mergers—Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences of the mergers to U.S. holders of Pioneer common stock. Each Pioneer stockholder is strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the mergers to it.

Accounting Treatment of the Mergers (See page 62)

Patterson-UTI prepares its financial statements in accordance with GAAP. The mergers will be accounted for as a business combination, using the acquisition method of accounting with Patterson-UTI being considered the acquirer of Pioneer for accounting purposes. This means that Patterson-UTI will record all assets acquired and liabilities assumed from Pioneer at their acquisition date fair values at the effective date of the mergers.

Regulatory Approvals (See page 62)

Antitrust Clearance

The completion of the mergers is subject to antitrust review in the United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder, the mergers cannot be completed until the parties to the merger agreement have given notification and furnished information to the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), and until the applicable waiting period has expired or has been terminated. The HSR Act waiting period expired at 11:59 p.m., Eastern Time, on August 16, 2021.

At any time before or after consummation of the mergers, the FTC, the DOJ or any state could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers or seeking the divestiture of substantial assets of Patterson-UTI or Pioneer or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Securities and Exchange Commission

Patterson-UTI has filed a registration statement on Form S-4 with the SEC under the Securities Act, of which this proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of Patterson-UTI common stock pursuant to the merger agreement will be registered with the SEC.

The Nasdaq Global Select Market

In addition, the completion of the mergers is subject to approval for listing of the shares of Patterson-UTI common stock to be issued in the first merger on the NASDAQ.

Treatment of Pioneer Equity-Based Awards (See page 71)

Each award of restricted common stock of Pioneer granted under the Pioneer stock plan that is outstanding immediately prior to the effective time will become fully vested and eligible to receive the merger consideration, and treated as any other shares of Pioneer common stock. As of the effective time, the Pioneer stock plan will terminate, and no holder of an award of restricted common stock of Pioneer or any participant in any other employee incentive or benefit plan, program or arrangement or any non-employee director plan maintained by Pioneer will have any rights to acquire, or other rights in respect of, the capital stock of Pioneer, the surviving corporation, the surviving company or any of their subsidiaries, except for the right to receive the merger consideration.

Treatment of Pioneer Indebtedness (See page 63)

In connection with the consummation of the second merger, the surviving company will assume all obligations of Pioneer under and in accordance with the Pioneer senior notes indenture and pay all amounts required to repay and retire the Pioneer senior notes thereunder. Prior to closing, Pioneer will fully repay any outstanding borrowings and other amounts outstanding under the Pioneer ABL credit facility (other than letters of credit). In addition, the merger agreement requires Pioneer to take the necessary steps under the Pioneer convertible notes indenture to commence and effect an accelerated mandatory conversion of the Pioneer convertible notes no later than the fifth trading day following the closing date.

For a more detailed discussion on the treatment of Pioneer’s indebtedness in connection with the mergers, please see “The Mergers—Treatment of Pioneer Indebtedness.”

Listing of Patterson-UTI Common Stock; Deregistration of Pioneer Common Stock (See page 64)

It is a condition to the consummation of the mergers that the shares of Patterson-UTI common stock issuable in the first merger be approved for listing on the NASDAQ.

Shares of Pioneer common stock are currently not listed on any securities exchange, and there is no established public trading market for Pioneer common stock. When the mergers are completed, the Pioneer common stock will be deregistered under the Exchange Act.

No Solicitation; Recommendation (See page 78)

Subject to certain exceptions, the merger agreement limits Pioneer’s ability to solicit, knowingly encourage or facilitate or discuss or negotiate with any person, or furnish any nonpublic information or data to any person, with respect to an acquisition proposal (as defined herein). For a more detailed discussion on Pioneer and the ability of its board of directors to consider other proposals, please see “The Merger Agreement—No Solicitation; Recommendation.”

Conditions Precedent to the Mergers (See page 85)

The obligations of the parties to consummate the mergers are subject to the satisfaction at or prior to the effective time of the following mutual conditions:

•	approval of the Pioneer merger proposal by the Pioneer stockholders shall have been obtained;

•	any waiting period (and any extension thereof) under the HSR Act relating to the mergers shall have expired or been terminated;

•

no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition issued by any governmental entity having jurisdiction over any party shall be in effect, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that prohibits or makes illegal consummation of the mergers;

•	the shares of Patterson-UTI common stock to be issued in the first merger shall have been approved for listing on the NASDAQ;

•

the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of the Form S-4 and no action seeking a stop order shall have been initiated or threatened by the SEC; and

•

the third supplemental indenture shall have been executed and delivered by Pioneer, the guarantors party thereto and the trustee under the Pioneer senior notes indenture, and shall be in full force and effect.

The obligations of Patterson-UTI, Merger Sub Inc. and Merger Sub LLC to effect the mergers are also subject to the satisfaction, or waiver by Patterson-UTI, at or prior to the effective time of the following additional conditions:

•

the accuracy of the representations and warranties of Pioneer set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date (except to the extent such representations and warranties speak as of a specified date, in which case such representations and warranties will be true and correct as of such date), and Patterson-UTI’s receipt of an officer’s certificate from Pioneer to that effect;

•

performance of, in all material respects, all obligations required to be performed by Pioneer at or prior to the effective time, and Patterson-UTI’s receipt of an officer’s certificate from Pioneer to that effect;

•

since the date of the merger agreement there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Pioneer, and Patterson-UTI’s receipt of an officer’s certificate from Pioneer to that effect;

•

delivery of a properly executed Foreign Investment and Real Property Tax Act of 1980 notification letter which states that the shares of Pioneer common stock issued and outstanding immediately prior to the effective time do not constitute “United States real property interests” under Section 897(c) of the Code for purposes of satisfying Patterson-UTI’s obligations under Treasury Regulation Section 1.1445-2(c)(3), and a form of notice to the IRS prepared in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2); and

•	not more than 6% of the shares of Pioneer common stock outstanding as of immediately prior to the effective time shall be dissenting shares.

The obligations of Pioneer to effect the mergers are also subject to the satisfaction, or waiver by Pioneer, at or prior to the effective time of the following additional conditions:

•

the accuracy of the representations and warranties of Patterson-UTI, Merger Sub Inc. and Merger Sub LLC set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date (except to the extent such representations and warranties speak as of a specified date, in which case such representations and warranties will be true and correct as of such date), and Pioneer’s receipt of an officer’s certificate from Patterson-UTI to that effect; and

•

performance of, in all material respects, all obligations required to be performed by Patterson-UTI, Merger Sub Inc. and Merger Sub LLC at or prior to the effective time, and Pioneer’s receipt of an officer’s certificate from Patterson-UTI to that effect.

As further discussed under the section titled “Risk Factors,” neither Patterson-UTI nor Pioneer can be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed.

Termination of the Merger Agreement (See page 86)

Patterson-UTI and Pioneer may mutually agree in writing to terminate the merger agreement before consummating the mergers, even after approval of the Pioneer merger proposal by the Pioneer stockholders has been obtained.

In addition, either Patterson-UTI and Pioneer may terminate the merger agreement if:

•

the mergers have not been consummated on or before January 3, 2022 (the “outside date”); provided that the right to terminate the merger agreement as described in this bullet shall not be available to any party whose failure to fulfill in any material respect any of its obligations under the merger agreement has been the primary cause of, or the primary factor that resulted in, the failure of the mergers to be consummated by the outside date;

•

any court of competent jurisdiction or other governmental entity shall have issued any judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the merger agreement, and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate the merger agreement as described in this bullet shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with the terms of the merger agreement;

•

the approval of the Pioneer merger proposal by the Pioneer stockholders shall not have been obtained at the Pioneer special meeting duly convened for such purpose or at any adjournment or postponement thereof at which a vote on the Pioneer merger proposal was taken; or

•

the other party has breached or failed to perform any representation, warranty, covenant or other agreement contained in the merger agreement (other than the “no solicitation” and stockholder meeting covenants of Pioneer, as to which the next bullet will apply), or if any representation or warranty of the other party shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the effective time, would result in the failure of any of the conditions to the non-breaching party’s obligation to effect the mergers and such breach cannot be or has not been cured by the earlier of the outside date and 60 days after the giving of written notice to the breaching party of such breach or failure (a “terminable breach”); provided, that the terminating party is not then in material breach of any covenant or agreement set forth in the merger agreement.

In addition, the merger agreement may be terminated under the following circumstances:

•

by Patterson-UTI, if (i) the Pioneer board has effected an adverse recommendation change, (ii) Pioneer has, within 10 business days of a tender or exchange offer relating to the securities of Pioneer having been commenced, failed to publicly recommend against such tender or exchange offer, (iii) Pioneer has failed to publicly reaffirm its recommendation of the mergers within 10 business days after the date any Pioneer acquisition proposal is first publicly announced, distributed or disseminated to Pioneer stockholders upon a request to do so by Patterson-UTI, (iv) Pioneer has breached or failed, in any material respect, any of its obligations set forth in the “no solicitation” or stockholder meeting covenants of the merger agreement, or (v) Pioneer or the Pioneer board (or a committee thereof) has formally resolved or publicly authorized or proposed to take any of the foregoing actions; provided, however, that Patterson-UTI’s right to terminate the merger agreement pursuant to this bullet is only exercisable until such time as the Pioneer stockholders approve the Pioneer merger proposal;

•

by Pioneer, if at any time prior to the time the Pioneer stockholders approve the Pioneer merger proposal, in order to accept a superior proposal (as defined below in the section titled “The Merger Agreement—No Solicitation; Recommendation”) in accordance with the merger agreement; provided that Pioneer shall have simultaneously with such termination entered into the associated alternative acquisition agreement, otherwise materially complied with all provisions related to an adverse recommendation change by the Pioneer Board and entering into an alternative acquisition agreement, including the notice provisions thereof, and paid Patterson-UTI the Pioneer termination fee as defined herein and described below in the section titled “The Merger Agreement—Termination Fee and Expenses”; or

•

by Pioneer, if the average of the Patterson-UTI VWAP for the 10 consecutive trading days ending with the last complete trading day prior to the date required for the closing to occur pursuant to the merger agreement or, if later, the scheduled closing date is less than $5.60.

Termination Fee and Expenses (See page 87)

Termination Fee Payable by Pioneer

The merger agreement requires Pioneer to pay Patterson-UTI a termination fee of $9,500,000 if:

•

(A) after the date of the merger agreement, an acquisition proposal is made directly to Pioneer’s stockholders or is otherwise publicly disclosed and not withdrawn at least seven business days prior to the Pioneer special meeting or is otherwise communicated to Pioneer senior management or the Pioneer Board, (B) the merger agreement is terminated by either party following the outside date or because the Pioneer stockholder approval is not obtained at the Pioneer special meeting, or Patterson-UTI terminates the merger agreement due to Pioneer’s terminable breach of the merger agreement, and (C) within 12 months after the date of such termination, Pioneer enters into an agreement in respect of any acquisition proposal (or recommends or submits an acquisition proposal to its stockholders for adoption) or consummates a transaction in respect of any acquisition proposal (although for purposes for purposes of this clause (C), each reference to “20%” in the definition of “acquisition proposal” shall be deemed to be a reference of “50%”);

•

Patterson-UTI terminates the merger agreement following a Pioneer adverse recommendation change or related events or a breach by Pioneer of the “no solicitation” or stockholder meeting covenants in any material respect, as described above in the section titled “Termination of the Merger Agreement”; or

•

Pioneer terminates the merger agreement, prior to, but not after, the time the Pioneer stockholders approve the Pioneer merger proposal, in order to enter into a definitive agreement with respect to a superior proposal as described above in the section titled “Termination of the Merger Agreement”.

In no event shall Pioneer be required to pay the termination fee on more than one occasion.

Expenses

All costs and expenses incurred in connection with the authorization, preparation, investigation, negotiation, execution and performance of the merger agreement and the transactions contemplated thereby, including the mergers, will be paid by Patterson-UTI, except with respect to the following, which will be paid by Pioneer in accordance with the terms of the merger agreement (the “Pioneer designated expenses”):

•	all fees and expenses of Pioneer’s counsel and financial advisors in connection with the transactions contemplated by the merger agreement;

•	all brokers’, finders’ or similar fees payable by Pioneer or any of its subsidiaries in connection with the transactions contemplated by the merger agreement;

•

50% of all fees and expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus and all filing and other fees paid to the SEC or in respect of the HSR Act (other than attorneys’ fees, accountants’ fees and related expenses); and

•

any retention, transaction or change in control bonuses put in place by Pioneer or any of its subsidiaries (other than any retention bonus arrangements for employees of Pioneer or its subsidiaries that are specifically directed by Patterson-UTI) between the date of the merger agreement and the closing date, in each case in connection with the transactions contemplated by the merger agreement to the extent such bonuses, fees and expenses have not been paid by Pioneer.

Specific Performance (See page 88)

In addition to any other remedy that may be available to each party prior to the termination of the merger agreement, each of the parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement.

Closing and Effective Time of the Mergers (See page 71)

Unless the parties agree otherwise, the closing of the mergers will take place on a date that is two business days following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to closing (other than any such conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions).

As soon as practicable on the closing date, a certificate of merger with respect to the first merger will be filed with the Secretary of State of the State of Delaware. The first merger will become effective at the time on the closing date as the parties agree in writing and specify in the certificate of merger. In addition, as soon as practicable on the closing date, a certificate of merger with respect to the second merger will be filed with the Secretary of State of the State of Delaware and the second merger will become effective one minute after the effective time, as will be specified in the certificate of merger.

Patterson-UTI and Pioneer have targeted to complete the mergers in the fourth quarter of 2021, subject to receipt of the required Pioneer stockholder approval, regulatory approvals and the satisfaction or waiver of the other conditions to the mergers (Please see “The Merger Agreement—Conditions Precedent to the Mergers”).

Comparison of Stockholder Rights (See page 91)

Pioneer stockholders receiving Patterson-UTI common stock in connection with the mergers will have different rights once they become stockholders of Patterson-UTI due to differences between the governing documents of Patterson-UTI and Pioneer. These differences are described in more detail in “Comparison of Stockholder Rights.”

Risk Factors (See page 15)

Before voting at the Pioneer special meeting, you should carefully consider all of the information contained in or incorporated by reference into this proxy statement/prospectus, including the specific risk factors in the section titled “Risk Factors.”

MARKET PRICE INFORMATION

Patterson-UTI’s common stock is listed on the NASDAQ under the symbol “PTEN”. Shares of Pioneer common stock are currently not listed on any securities exchange, and there is no established public trading market for Pioneer common stock.

The closing prices for the Patterson-UTI common stock as of July 2, 2021, the last trading day immediately before the public announcement of the mergers, and August 26, 2021, the last practicable trading day prior to the mailing of this proxy statement/prospectus, were $10.14 and $7.21, respectively.

As of August 23, 2021, the last date before the date of this proxy statement/prospectus for which it was practicable to obtain this information, there were 189,038,970 shares of Patterson-UTI common stock issued and outstanding and 1,822,670 shares of Pioneer common stock issued and outstanding.

Because the market price of Patterson-UTI common stock will fluctuate, Pioneer stockholders and Pioneer convertible noteholders cannot be sure of the value of the shares of Patterson-UTI common stock they will receive in connection with the mergers. In addition, because the exchange ratio is determined only at the time of the closing, the number of shares of Patterson-UTI common stock to be received by Pioneer stockholders and Pioneer convertible noteholders in connection with the mergers will not be known prior to that time. Please see “Risk Factors Relating to the Mergers.”

Pioneer stockholders are encouraged to obtain current market quotations for Patterson-UTI common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference herein. No assurance can be given concerning the market price of Patterson-UTI common stock before or after the effective date of the mergers. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, and the documents to which Patterson-UTI and Pioneer refer you within this proxy statement/prospectus, as well as oral statements made or to be made by Patterson-UTI and Pioneer, include “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this proxy statement/prospectus, including those that address activities, events or developments that Patterson-UTI or Pioneer expects, believes or anticipates will or may occur in the future, are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the mergers, the expected timetable for completing the mergers, the results, effects, benefits and synergies of the mergers, integration and transition plans, opportunities, and anticipated future performance and any other statements regarding Patterson-UTI’s or Pioneer’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, or future events or performance that are not historical facts. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “should,” “could,” “would,” “may,” “might,” “foresee,” “plan,” “will,” “guidance,” “outlook,” “future,” “assume,” “forecast,” “focus,” “target,” “continue,” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking.

Patterson-UTI and Pioneer caution investors that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are outside Patterson-UTI’s and Pioneer’s control, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause actual results to differ from those described in forward-looking statements include the following:

•	the merger agreement may be terminated in accordance with its terms and the mergers may not be completed;

•	the parties may not be able to satisfy the conditions to the completion of the mergers in a timely manner or at all;

•

the mergers may not be accretive, and may be dilutive, to Patterson-UTI’s earnings per share, cash flow and/or adjusted EBITDA, which may negatively affect the market price of Patterson-UTI common stock;

•	Patterson-UTI and Pioneer may incur significant transaction and other costs in connection with the mergers in excess of those anticipated by Patterson-UTI or Pioneer;

•	Patterson-UTI may fail to realize anticipated synergies or other benefits expected from the mergers in the timeframe expected or at all;

•	the ultimate timing, outcome and results of integrating the operations of Pioneer with Patterson-UTI and the risk that Pioneer’s businesses may not be integrated successfully;

•	the effect of the mergers and their announcement and/or completion on Patterson-UTI’s and Pioneer’s business or employee relationships;

•	the risk related to disruption of management time from ongoing business operations due to the mergers;

•

the mergers and Patterson-UTI’s publicly announced expectation to divest the Pioneer well service rig business following the closing of the mergers (the “well service rig divestiture”) may disrupt current plans and operations that may harm Patterson-UTI’s and Pioneer’s respective businesses;

•

the ultimate timing, outcome and results of the well service rig divestiture following the closing of the mergers and the risk that the divestiture may not be completed on terms Patterson-UTI finds acceptable or at all;

•	the effects of the business combination on Patterson-UTI and Pioneer, including Patterson-UTI’s future financial condition, results of operations, strategy and plans;

•	regulatory approval of the transaction;

•	any litigation relating to the mergers;

•

risks to Patterson-UTI’s and Pioneer’s operating results and businesses generally, including the volatility of oil and natural gas prices, the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, and the other risks, contingencies and uncertainties applicable to Patterson-UTI and Pioneer disclosed in Patterson-UTI’s and Pioneer’s other filings with the SEC incorporated herein by reference; and

•

the uncertainty of the value of the merger consideration due to the exchange ratio being determined only at the time of the closing and potential fluctuation in the market price of Patterson-UTI common stock.

The foregoing list of factors is not exhaustive. For further discussion of these and other risks, contingencies, and uncertainties applicable to Patterson-UTI and Pioneer, please see “Risk Factors” in this proxy statement/prospectus as well as Patterson-UTI’s and Pioneer’s other filings with the SEC incorporated herein by reference. Please see “Where You Can Find More Information” for more information about the SEC filings incorporated by reference into this proxy statement/prospectus.

All subsequent written or oral forward-looking statements attributable to Patterson-UTI, Pioneer or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained in this section. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Patterson-UTI nor Pioneer assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

RISK FACTORS

In addition to the other information included or incorporated by reference in this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements”, you should carefully consider the following risks before deciding how to vote. In addition, you should read and carefully consider the risks associated with each of Patterson-UTI and Pioneer and their respective businesses. These risks can be found in Patterson-UTI’s and Pioneer’s Annual Reports on Form 10-K for the year ended December 31, 2020 and subsequent Quarterly Reports on Form 10-Q, each of which is filed with the SEC and incorporated by reference into this proxy statement/prospectus. For further information regarding the documents incorporated into this proxy statement/prospectus by reference, please see the section titled “Where You Can Find More Information.” Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described elsewhere in this proxy statement/prospectus and in the documents incorporated by reference could have a material adverse effect on Patterson-UTI’s or Pioneer’s businesses, financial condition, cash flows and results of operations.

Risks Relating to the Mergers

Because the market price of Patterson-UTI common stock will fluctuate, Pioneer stockholders and Pioneer convertible noteholders cannot be sure of the value of the shares of Patterson-UTI common stock they will receive in connection with the mergers. In addition, because the exchange ratio is determined only at the time of the closing, the number of shares of Patterson-UTI common stock to be received in connection with the mergers will not be known prior to that time.

In connection with the mergers, each eligible share of Pioneer common stock will be converted automatically into the right to receive the merger consideration, with cash paid in lieu of the issuance of any fractional shares of Patterson-UTI common stock. The exchange ratio is determined only at the time of closing and will depend on, among other things, the market price of Patterson-UTI common stock for specified periods prior to closing, Pioneer’s cash on hand at closing determined in accordance with the merger agreement, the amount of Pioneer designated expenses, any amounts required to repay in full and retire any indebtedness outstanding under Pioneer’s ABL credit facility and the amount of accrued interest on the Pioneer convertible notes. In addition, the exchange ratio is subject to a downward adjustment as specified in the merger agreement if the average of the Patterson-UTI VWAP for the 10 consecutive trading days ending with the last complete trading day prior to the closing date is greater than $11.00. Therefore, the value of the merger consideration, including the number of shares of Patterson-UTI common stock received in connection with the mergers, will depend in part on the market price of Patterson-UTI common stock at and for specified periods prior to the effective time. The market price of Patterson-UTI common stock has fluctuated since the date of the announcement of the parties’ entry into the merger agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Pioneer special meeting, the date the mergers are completed and thereafter. The market price of Patterson-UTI common stock, when received by Pioneer stockholders and Pioneer convertible noteholders after the mergers are completed, could be greater than, less than or the same as the market price of Patterson-UTI common stock on the date of this proxy statement/prospectus or at the time of the Pioneer special meeting. Accordingly, you should obtain current stock price quotations for Patterson-UTI common stock before deciding how to vote or abstain from voting on any of the proposals described in this proxy statement/prospectus.

In addition to the market price of Patterson-UTI common stock, the exchange ratio and therefore the value of the merger consideration will depend on Pioneer’s cash on hand at closing determined in accordance with the merger agreement after payment of Pioneer designated expenses and debt repayments under Pioneer’s ABL credit facility. Pioneer’s cash flows prior to the closing will be subject to the risk factors and other risks and uncertainties described herein and in its Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, which are both incorporated by reference into this proxy statement/prospectus.

The market price for Patterson-UTI common stock following the closing may be affected by factors different from those that historically have affected or currently affect Patterson-UTI common stock and Pioneer common stock.

Upon completion of the mergers, Pioneer stockholders and Pioneer convertible noteholders will receive shares of Patterson-UTI common stock. Patterson-UTI’s financial position may differ from its financial position before the completion of the mergers, and the results of operations of Patterson-UTI following the mergers may be affected by some factors that are different from those currently affecting the results of operations of Patterson-UTI and those currently affecting the results of operations of Pioneer. Accordingly, the market price and performance of Patterson-UTI common stock is likely to be different from the performance of Pioneer common stock in the absence of the mergers. In addition, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, Patterson-UTI common stock, regardless of Patterson-UTI’s actual operating performance. For a discussion of the businesses of Patterson-UTI and Pioneer and important factors to consider in connection with those businesses, see the documents incorporated by reference herein and referred to in “Where You Can Find More Information.”

Pioneer stockholders as of immediately prior to the mergers will have a substantially reduced ownership in Patterson-UTI following the mergers.

The maximum number of shares of Patterson-UTI common stock to be issued and the maximum amount of cash to be delivered by Patterson-UTI pursuant to the merger agreement will be 26,275,000 shares and $30,000,000 in cash, which includes all amounts required to retire the Pioneer senior notes, the Pioneer convertible notes and any debt outstanding under the Pioneer ABL credit facility, together with the payment of the merger consideration to holders of Pioneer common stock, subject to appraisal rights that may be exercised by such holders under Delaware law.

The actual number of shares of Patterson-UTI common stock to be issued pursuant to the merger agreement will be determined at the completion of the mergers based on an exchange ratio that will be determined only at the closing. The exchange ratio will equal the quotient obtained by dividing (i) 26,275,000 (subject to a downward adjustment as specified in the merger agreement if the average of the Patterson-UTI VWAP for the 10 consecutive trading days ending with the last complete trading day prior to the closing date of the mergers is greater than $11.00) less the shares of Patterson-UTI common stock to be delivered to the Pioneer senior noteholders as described herein, by (ii) the aggregate number of shares of Pioneer common stock issued and outstanding immediately prior to the effective time plus the number of shares of Pioneer common stock into which the Pioneer convertible notes are convertible immediately prior to the effective time (assuming physical settlement as specified in the indenture governing the Pioneer convertible notes). The issuance of these new shares could have the effect of depressing the market price of Patterson-UTI common stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Patterson-UTI’s earnings per share could cause the price of Patterson-UTI common stock to decline or increase at a reduced rate.

Following the completion of the mergers and Pioneer debt repayments described herein, it is expected that Patterson-UTI stockholders as of immediately prior to the mergers will own approximately 88%, and holders of Pioneer securities as of immediately prior to the mergers will own approximately 12%, of the issued and outstanding shares of Patterson-UTI common stock. In addition, the merger agreement contains no restriction on Patterson-UTI’s ability to issue shares of Patterson-UTI common stock prior to closing. Pioneer’s current stockholders will have significantly less influence on the policies of Patterson-UTI than they currently have on the policies of Pioneer.

Patterson-UTI and Pioneer must obtain certain regulatory approvals and clearances to consummate the mergers.

The completion of the mergers is subject to antitrust review in the United States. Under the HSR Act and the rules promulgated thereunder, the mergers cannot be completed until the parties to the merger agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated. The HSR Act waiting period expired at 11:59 p.m., Eastern Time, on August 16, 2021.

At any time before or after consummation of the mergers, the FTC, the DOJ or any state could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers or seeking the divestiture of substantial assets of Patterson-UTI or Pioneer or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

The obligations of both Patterson-UTI and Pioneer to complete the mergers are subject to a number of conditions, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the mergers or result in termination of the merger agreement.

The respective obligations of each of Pioneer and Patterson-UTI to effect the mergers are subject to the satisfaction at or prior to the effective time of the following conditions:

•	The approval of the Pioneer merger proposal by the Pioneer stockholders must have been obtained;

•	any waiting period (and any extension thereof) under the HSR Act relating to the mergers shall have expired or been terminated;

•

no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition issued by any governmental entity having jurisdiction over any party shall be in effect, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that prohibits or makes illegal consummation of the mergers;

•	the shares of Patterson-UTI common stock to be issued in the first merger shall have been approved for listing on the NASDAQ;

•

the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of the Form S-4 and no action seeking a stop order shall have been initiated or threated by the SEC;

•

the third supplemental indenture shall have been executed and delivered by Pioneer, the guarantors party thereto and the trustee under the Pioneer senior note indenture, and shall be in full force and effect;

•

subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of the other party must be true and correct as of the date of the merger agreement and as of the closing date, and such party must have received an officer’s certificate from the other party to that effect; and

•

the other party must have performed in all material respects all of its obligations required to be performed under the merger agreement, and such party must have received an officer’s certificate from the other party to that effect.

The obligations of Patterson-UTI, Merger Sub Inc. and Merger Sub LLC to effect the mergers are also subject to the satisfaction, or waiver by Patterson-UTI, at or prior to the effective time of the following additional conditions:

•

since the date of the merger agreement there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Pioneer, and Patterson-UTI’s receipt of an officer’s certificate from Pioneer to that effect;

•	delivery of a properly executed Foreign Investment and Real Property Tax Act of 1980 notification letter which states that the shares of Pioneer common stock issued and outstanding immediately prior to the effective time do not constitute “United States real property interests” under Section 897(c) of the Code for purposes of satisfying Patterson-UTI’s obligations under Treasury Regulation Section 1.1445-2(c)(3), and a form of notice to the IRS prepared in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2); and

•	not more than 6% of the shares of Pioneer common stock outstanding as of immediately prior to the effective time shall be dissenting shares.

Many of the conditions to completion of the mergers are not within either Patterson-UTI’s or Pioneer’s control, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to the outside date, it is possible that the merger agreement may be terminated. Although Patterson-UTI and Pioneer have agreed in the merger agreement to use reasonable best efforts, subject to certain limitations, to complete the mergers as promptly as practicable, these and other conditions to the completion of the mergers may fail to be satisfied. In addition, satisfying the conditions to and completing the mergers may take longer, and could cost more, than Patterson-UTI and Pioneer expect. Neither Patterson-UTI nor Pioneer can predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the mergers for a significant period of time or prevent them from occurring. Any delay in completing the mergers may adversely affect the cost savings and other benefits that Patterson-UTI and Pioneer expect to achieve if the mergers and the integration of the companies’ respective businesses are completed within the expected timeframe. There can be no assurance that all required regulatory approvals will be obtained or obtained prior to the termination date. For additional information, please see “The Merger Agreement—Conditions Precedent to the Mergers.”

If the mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Pioneer stockholders may be required to pay substantial U.S. federal income taxes.

The mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Patterson-UTI and Pioneer intend to report the mergers consistent with such qualification. Neither Patterson-UTI nor Pioneer intends to obtain a ruling from the IRS with respect to the tax consequences of the mergers and the consummation of the mergers is not conditioned on the mergers being treated as a “reorganization” within the meaning of Section 368(a) of the Code. If the IRS or a court determines that the mergers, taken together, should not be treated as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Pioneer common stock would generally recognize taxable gain or loss upon the exchange of Pioneer common stock for Patterson-UTI common stock pursuant to the mergers. See “The Mergers—Material U.S. Federal Income Tax Consequences.”

Patterson-UTI’s ability to utilize its historic U.S. net operating loss carryforwards and those of Pioneer may be limited.

As of December 31, 2020, Patterson-UTI and Pioneer had U.S. federal net operating loss carryforwards (“NOLs”) of approximately $1.4 billion and $302 million, respectively, $817 million and $221 million, respectively, of which were incurred prior to January 1, 2018 and will begin to expire, if unused, in 2034 and 2031, respectively, and $564 million and $81 million, respectively, of which were incurred on or after January 1, 2018 and will not expire and will be carried forward indefinitely. Patterson-UTI’s ability to utilize these NOLs and other tax attributes to reduce future taxable income following the consummation of the mergers depends on many factors, including its future income, which cannot be assured. Section 382 of the Code (“Section 382”) generally imposes an annual limitation on the amount of NOLs that may be used to offset taxable income when a corporation has undergone an “ownership change” (as determined under Section 382). An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of such corporation’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change occurs, utilization of the relevant corporation’s NOLs would be subject to an annual limitation under Section 382, generally determined, subject to certain adjustments, by multiplying (i) the fair market value of such corporation’s stock at the time of the ownership change by (ii) a percentage approximately equivalent to the yield on long-term tax-exempt bonds during the month in which the ownership change occurs. Any unused annual limitation may be carried over to later years.

Pioneer is expected to undergo an ownership change under Section 382 as a result of the mergers, which, based on information currently available, may trigger a limitation (calculated as described above) on Patterson-UTI’s ability to utilize any historic Pioneer NOLs and could cause some of Pioneer’s NOLs incurred prior to January 1, 2018 to expire before Patterson-UTI would be able to utilize them to reduce taxable income in future periods. While Patterson-UTI’s issuance of stock in the mergers would, standing alone, be insufficient to result in an ownership change with respect to Patterson-UTI, we cannot assure you that Patterson-UTI will not undergo an ownership change as a result of the mergers taking into account other changes in ownership of Patterson-UTI stock occurring within the relevant three-year period described above. If Patterson-UTI were to undergo an ownership change, it may be prevented from fully utilizing its historic NOLs.

Uncertainties associated with the mergers may cause a loss of key employees of Pioneer, which could adversely affect the future business and operations of Patterson-UTI following the mergers.

Patterson-UTI and Pioneer are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Patterson-UTI’s success after the mergers will depend in part upon its ability to retain key employees. Current and prospective employees of Pioneer may experience uncertainty about their roles within Patterson-UTI following the mergers or other concerns regarding the timing and completion of the mergers or the operations of Patterson-UTI following the mergers, any of which may have an adverse effect on the ability of Pioneer to retain or attract key personnel. In addition, the loss of key Pioneer personnel could diminish the anticipated benefits of the mergers. Although Pioneer must implement any retention bonus arrangements for employees of Pioneer and its subsidiaries that are specifically directed by Patterson-UTI, no assurance can be given that Patterson-UTI, following the mergers, will be able to retain or attract such key employees of Pioneer to the same extent that Patterson-UTI and Pioneer have previously been able to retain or attract their own employees.

The business relationships of Patterson-UTI and Pioneer may be subject to disruption due to uncertainty associated with the mergers and the well service rig divestiture following the closing of the mergers, which could have an adverse effect on the results of operations, cash flows and financial position of Patterson-UTI or Pioneer pending and following the mergers.

Parties with which Patterson-UTI or Pioneer do business may experience uncertainty associated with the mergers and the well service rig divestiture, including with respect to current or future business relationships with Patterson-UTI or Pioneer following the mergers. Patterson-UTI’s and Pioneer’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors, landlords and other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in or terminate existing business relationships or consider entering into business relationships with parties other than Patterson-UTI or Pioneer following the mergers. In addition, some customers may not wish to source a larger percentage of their needs from a single company or may feel that Patterson-UTI is too closely allied with one of their competitors. Such disruptions could have an adverse effect on the results of operations, cash flows and financial position of Patterson-UTI or Pioneer, regardless of whether the mergers or the well service rig divestiture is completed, as well as a material and adverse effect on Patterson-UTI’s ability to realize the expected cost savings and other benefits of the mergers. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the mergers or termination of the merger agreement.

The merger agreement subjects Patterson-UTI and Pioneer to restrictions on their respective business activities prior to the effective time.

The merger agreement subjects Patterson-UTI and Pioneer to restrictions on their respective business activities prior to the effective time. The merger agreement obligates each of Patterson-UTI and Pioneer to use its commercially reasonable efforts to carry on its business in the ordinary course in all material respects, and the merger agreement obligates Pioneer to use its commercially reasonable efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. These restrictions could prevent Pioneer from pursuing certain business opportunities that arise prior to the effective time and are outside the ordinary course of business. See “The Merger Agreement—Conduct of Business” for additional details.

Pioneer directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of the Pioneer stockholders generally.

In considering the recommendation of the Pioneer board that Pioneer stockholders vote in favor of the Pioneer merger proposal and the Pioneer compensation proposal, Pioneer stockholders should be aware of and take into account the fact that certain Pioneer directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Pioneer stockholders generally. These interests include, among others, severance rights and rights to continuing indemnification and directors’ and officers’ liability insurance, as well as accelerated vesting of outstanding restricted stock awards. See “The Mergers—Interests of Certain Pioneer Directors and Executive Officers in the Mergers” for a more detailed description of these interests. The Pioneer board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the mergers, in approving the merger agreement and the transactions contemplated thereby, including the mergers, and in recommending that the Pioneer stockholders approve the Pioneer merger proposal and the Pioneer compensation proposal.

The merger agreement limits Pioneer’s ability to pursue alternatives to the mergers, may discourage other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require Pioneer to pay Patterson-UTI a termination fee.

The merger agreement contains certain provisions that restrict Pioneer’s ability to solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or making or completion of, any acquisition proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to, an acquisition proposal with respect to Pioneer, and Pioneer has agreed to certain terms and conditions relating to its ability to enter into, continue or otherwise participate in any discussions or negotiations regarding or otherwise cooperate in any way with, any acquisition proposal. Further, even if the Pioneer board withdraws, modifies or qualifies in any manner adverse to Patterson-UTI its recommendation with respect to the Pioneer merger proposal, unless the merger agreement has been terminated in accordance with its terms, Pioneer will still be required to submit the Pioneer merger proposal to a vote at the Pioneer special meeting. In addition, Patterson-UTI generally has an opportunity to offer to modify the terms of the merger agreement in response to any competing acquisition proposals or intervening events before the Pioneer board may withdraw, modify or qualify its recommendation. The merger agreement further provides that under specified circumstances, including after receipt of certain alternative acquisition proposals, Pioneer may be required to pay Patterson-UTI a cash termination fee equal to $9.5 million. See “The Merger Agreement—Termination Fees and Expense Reimbursement” for additional details.

These provisions could discourage a potential third-party acquirer or other strategic transaction partner that might have an interest in acquiring all or a significant portion of Pioneer from considering or pursuing an alternative transaction with Pioneer or proposing such a transaction, even if it were prepared to pay consideration with a higher per share value than the total value proposed to be paid or received in the mergers. These provisions might also result in a potential third-party acquirer or other strategic transaction partner proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

The financial forecasts are based on various assumptions that may not be realized.

The financial estimates prepared by Pioneer management and set forth in the forecasts included under the section “The Mergers—Certain Pioneer Unaudited Prospective Financial Information” were prepared solely for internal use and are subjective in many respects. Pioneer’s financial estimates were based solely upon information available to Pioneer management at the time of their preparation, including certain assumptions of Patterson-UTI management that were made available to Pioneer management. However, Patterson-UTI did not review or provide any guidance on the financial forecasts of Pioneer or Patterson-UTI, all of which was prepared by Pioneer. The financial forecasts reflect numerous estimates and assumptions that were deemed to be reasonable as of the respective dates the estimates and assumptions were made, but are inherently uncertain and may be beyond the control of Pioneer management and may not be realized. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining Patterson-UTI’s future results. As a result of these contingencies, actual future results may vary materially from Patterson-UTI’s and Pioneer’s estimates. In view of these uncertainties, the inclusion of financial estimates in this proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

Pioneer’s financial estimates were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and Pioneer and Patterson-UTI do not intend to, and disclaim any obligation to, other than as required by applicable law, update, correct or otherwise revise the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances, even in the event that any or all of the assumptions underlying any such financial estimates are no longer appropriate (even in the short term).

The financial estimates included in this proxy statement/prospectus have been prepared by, and are the responsibility of, Pioneer management. Moreover, neither Patterson-UTI’s nor Pioneer’s independent accountants, nor any other independent accountants have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the financial estimates and, accordingly, nor have they expressed an opinion or any other form of assurance with respect thereto. The reports of such independent accountants incorporated by reference into this proxy statement/prospectus relate to the previously issued financial statements of Patterson-UTI and Pioneer, respectively. Such reports do not extend to the financial estimates and should not be read to do so. See “The Mergers—Certain Pioneer Unaudited Prospective Financial Information” for more information.

The opinion of Pioneer’s financial advisor will not reflect changes in circumstances between the signing of the merger agreement and the completion of the mergers.

Pioneer has received an opinion from its financial advisor in connection with the signing of the merger agreement, but has not obtained an updated opinion from its financial advisor as of the date of this proxy statement/prospectus. Changes in the operations and prospects of Patterson-UTI and Pioneer, general market and economic conditions and other factors that may be beyond the control of Patterson-UTI or Pioneer, and on which Pioneer’s financial advisor’s opinion was based, may significantly alter the value of Pioneer or the prices of the shares of Patterson-UTI common stock or Pioneer common stock by the time the mergers are completed. The opinion does not speak as of the time the mergers will be completed or as of any date other than the date of such opinion. Because Pioneer does not currently anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the mergers are completed. The Pioneer board’s recommendation that Pioneer stockholders vote in favor of the Pioneer merger proposal, however, is made as of the date of this proxy statement/prospectus.

Failure to complete the mergers could have a material adverse effect on Pioneer’s results of operations, cash flows and financial positions.

If the mergers are not completed for any reason, including as a result of failure to obtain all requisite regulatory approvals or if the Pioneer stockholders fail to approve the Pioneer merger proposal, the ongoing business of Pioneer may be materially adversely affected and, without realizing any of the benefits of having completed the mergers, Pioneer would be subject to a number of risks, including the following:

•	Pioneer may experience negative reactions from its customers, distributors, suppliers, vendors, landlords and other business partners;

•	Pioneer will still be required to pay certain significant costs relating to the mergers, such as legal, accounting, financial advisor and other fees;

•	Pioneer may be required to pay a termination fee as required by the merger agreement;

•

the merger agreement places certain restrictions on the conduct of Pioneer pursuant to the terms of the merger agreement, which may delay or prevent Pioneer from undertaking business opportunities that, absent the merger agreement, may have been pursued;

•

matters relating to the mergers (including integration planning) require substantial commitments of time and resources by Pioneer’s management, which may have resulted in the distraction of Pioneer’s management from ongoing business operations and pursuing other opportunities that could have been beneficial to Pioneer; and

•	litigation related to any failure to complete the mergers or related to any enforcement proceeding commenced against Pioneer to perform its obligations pursuant to the merger agreement.

If the mergers are not completed, the risks described above may materialize and they may have a material adverse effect on Pioneer’s results of operations, cash flows, financial position and stock price.

The shares of Patterson-UTI common stock to be received by Pioneer stockholders upon completion of the mergers will have different rights from shares of Pioneer common stock.

Upon completion of the mergers, Pioneer stockholders will no longer be stockholders of Pioneer. Instead, former Pioneer stockholders will become Patterson-UTI stockholders, and, while their rights as Patterson-UTI stockholders will continue to be governed by the laws of the state of Delaware, their rights will be subject to and governed by the terms of the Patterson-UTI certificate of incorporation and the Patterson-UTI bylaws. The laws of the state of Delaware and terms of the Patterson-UTI certificate of incorporation and the Patterson-UTI bylaws are in some respects different than the terms of the Pioneer certificate of incorporation and the Pioneer bylaws, which currently govern the rights of Pioneer stockholders. See “Comparison of Stockholder Rights” for a discussion of the different rights associated with shares of Patterson-UTI common stock, shares of Pioneer common stock.

Patterson-UTI and Pioneer are expected to incur significant transaction costs in connection with the mergers, which may be in excess of those anticipated by them and, except for the Pioneer designated expenses, will be paid by Patterson-UTI in accordance with the terms of the merger agreement.

Patterson-UTI and Pioneer have incurred and are expected to continue to incur a number of non-recurring costs associated with negotiating and completing the mergers, combining the operations of the two companies and achieving desired synergies. All costs and expenses incurred in connection with the authorization, preparation, investigation, negotiation, execution and performance of the merger agreement and the transactions contemplated thereby, including the mergers, will be paid by Patterson-UTI, except with respect to the Pioneer designated expenses, which will be paid by Pioneer, and include, among others, any fees paid to Pioneer’s financial and legal advisors, any brokers’, finders’ or similar fees payable by Pioneer, 50% of all fees incurred in connection with the filing, printing and mailing of this proxy statement/prospectus and specified employee retention, severance and benefit costs. Costs in connection with the mergers have been, and will continue to be, substantial and will be borne by Patterson-UTI and Pioneer, as applicable, whether or not the mergers are completed. Patterson-UTI will also incur costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and other employment-related costs. Patterson-UTI and Pioneer will continue to assess the magnitude of costs in connection with the mergers, and additional unanticipated costs may be incurred in connection with the mergers and the integration of the two companies’ businesses. While Patterson-UTI and Pioneer have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the expenses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset integration-related costs and achieve a net benefit in the near term, or at all.

The costs described above and any unanticipated costs and expenses, which will be borne by Patterson-UTI or Pioneer, as applicable, even if the mergers are not completed, could have an adverse effect on Patterson-UTI’s or Pioneer’s financial condition and operating results.

Litigation relating to the mergers could result in an injunction preventing the completion of the mergers and/or substantial costs to Patterson-UTI and Pioneer.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Patterson-UTI’s and Pioneer’s respective liquidity and financial condition.

Lawsuits that may be brought against Patterson-UTI, Pioneer or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to enjoin the parties from consummating the mergers. One of the conditions to the closing of the mergers is that no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the closing of the mergers. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the mergers, that injunction may delay or prevent the mergers from being completed within the expected timeframe or at all, which may adversely affect Patterson-UTI’s and Pioneer’s respective business, financial position and results of operation. Either Patterson-UTI or Pioneer may terminate the merger agreement if any court of competent jurisdiction or other governmental entity issues any judgment, order, injunction, rule or decree, or takes any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the merger agreement, and such judgment, order, injunction, rule, decree or other action becomes final and nonappealable, so long as the party seeking to terminate the merger agreement has used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with the terms of the merger agreement.

There can be no assurance that any of the defendants will be successful in the outcome of any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the mergers are completed may adversely affect Patterson-UTI’s or Pioneer’s business, financial condition, results of operations and cash flows.

The mergers may be completed even though material adverse changes subsequent to the announcement of the mergers, such as industry-wide changes or other events, may occur.

Patterson-UTI or Pioneer can refuse to complete the mergers if there is a material adverse change affecting the other party. However, some types of changes do not permit either party to refuse to complete the transaction, even if such changes would have a material adverse effect on the other party. For example, a worsening of a party’s financial condition or results of operations due to a decrease in commodity prices or general economic conditions would not give the other party the right to refuse to complete the mergers. In addition, the parties have the ability, but are under no obligation, to waive any material adverse change that results in the failure of a closing condition and instead proceed with completing the mergers. If adverse changes occur that affect either party but the parties are still required or voluntarily decide to complete the transaction, Patterson-UTI’s share price, business and financial results after the mergers may suffer.

Holders of Pioneer common stock are entitled to appraisal rights in connection with the mergers.

Appraisal rights are statutory rights that enable stockholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the applicable transaction. Under the DGCL, holders of Pioneer common stock who do not vote in favor of the Pioneer merger proposal will be entitled to exercise appraisal rights under the DGCL, solely with respect to their shares of Pioneer common stock, in connection with the mergers if they take certain actions and meet certain conditions. See “The Mergers—Appraisal Rights or Dissenters’ Rights” for more information about appraisal rights in connection with the mergers.

Risks Relating to Patterson-UTI Following the Mergers

Patterson-UTI may be unable to integrate the business of Pioneer successfully or realize the anticipated benefits of the mergers.

The mergers involve the combination of two companies that currently operate as independent public companies. The combination of two independent businesses is complex, costly and time consuming, and each of Patterson-UTI and Pioneer will be required to devote significant management attention and resources to integrating their respective business practices and operations. Potential difficulties that the companies may encounter as part of the integration process include the following:

•

the inability to successfully combine the business of Pioneer in a manner that permits Patterson-UTI to achieve, on a timely basis or at all, the enhanced revenue opportunities and cost savings and other benefits anticipated to result from the mergers;

•

complexities associated with managing the combined businesses, including difficulty addressing possible differences in operational philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	the assumption of contractual obligations with less favorable or more restrictive terms; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the mergers.

In addition, Patterson-UTI and Pioneer have previously operated and, until the completion of the mergers, will continue to operate, independently. It is possible that the integration process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these issues could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the mergers, or could reduce each company’s earnings or otherwise adversely affect the business and financial results of Patterson-UTI following the mergers.

The synergies attributable to the mergers may vary from expectations.

Patterson-UTI may fail to realize the anticipated benefits and synergies expected from the mergers, which could adversely affect its business, financial condition and operating results. The success of the mergers will depend, in significant part, on Patterson-UTI’s ability to successfully integrate the acquired business and realize the anticipated strategic benefits and synergies from the combination. The anticipated benefits of the transaction may not be realized fully or at all, or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. In addition, Patterson-UTI may not be able to complete the well service rig divestiture in a timely manner, on terms it finds acceptable or at all. If Patterson-UTI is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the mergers within the anticipated timing or at all, Patterson-UTI’s business, financial condition and operating results may be adversely affected.

The future results of Patterson-UTI following the mergers will suffer if Patterson-UTI does not effectively manage its expanded operations.

Following the mergers, the size, complexity and geographic footprint of the business of Patterson-UTI will increase. Patterson-UTI’s operations will expand internationally into Colombia and, until its divestiture, Patterson-UTI will operate Pioneer’s well service rig business. Patterson-UTI’s future success will depend, in part, upon its ability to manage this expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and geographies and associated increased costs and complexity. Patterson-UTI may also face increased scrutiny from governmental authorities as a result of the increase in the size of its business. There can be no assurances that Patterson-UTI will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the mergers.

Following the consummation of the mergers, the market price of Patterson-UTI common stock may be depressed by the perception that Pioneer stockholders or Pioneer convertible noteholders may sell their shares of common stock they receive at closing and for other reasons related to the mergers.

Subject to applicable securities laws, former Pioneer stockholders or Pioneer convertible noteholders may seek to sell shares of Patterson-UTI common stock received by them in connection with the mergers. The merger agreement contains no restriction on their ability to sell such shares of Patterson-UTI common stock. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Patterson-UTI common stock, may affect the market for, and the market price of, shares of Patterson-UTI common stock in an adverse manner.

Other Risks Relating to Patterson-UTI and Pioneer

As a result of entering into the merger agreement, Patterson-UTI’s and Pioneer’s businesses are and will be subject to the risks described above. In addition, Patterson-UTI and Pioneer are, and following completion of the mergers, Patterson-UTI will be, subject to the risks described in Patterson-UTI’s and Pioneer’s Annual Report on Form 10-K for the year ended December 31, 2020 as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this proxy statement/prospectus.

PIONEER SPECIAL MEETING

General

This proxy statement/prospectus is being provided to Pioneer stockholders as part of a solicitation of proxies by the Pioneer board for use at the Pioneer special meeting and at any adjournments or postponements of such Pioneer special meeting. This proxy statement/prospectus provides Pioneer stockholders with important information about the Pioneer special meeting and should be read carefully in its entirety. For purposes hereof, “Pioneer stockholders” means the holders of Pioneer common stock and, with respect to the Pioneer special meeting and voting with respect to the matters to be considered thereat, includes the Pioneer convertible noteholders unless the context otherwise requires.

Date, Time and Place of the Pioneer Special Meeting

The Pioneer special meeting will be a virtual meeting conducted exclusively via live webcast online at www.virtualshareholdermeeting.com/PES2021SM starting at 9:00 a.m., Central Time (with log-in beginning at 8:45 a.m., Central Time) on September 28, 2021. Pioneer stockholders will be able to attend the Pioneer special meeting online and vote their shares and convertible notes electronically at the meeting by going to www.virtualshareholdermeeting.com/PES2021SM and entering the 16-digit control number included on the proxy card or voting instruction form you received. Because the Pioneer special meeting is completely virtual and being conducted via live webcast, Pioneer stockholders will not be able to attend the meeting in person.

Purposes of the Pioneer Special Meeting

The Pioneer special meeting is being held to consider and vote on the following proposals:

•

Pioneer Merger Proposal: To approve and adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby, including the mergers.

•

Pioneer Compensation Proposal: To approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Pioneer’s NEOs that is based on or otherwise relates to the mergers, as discussed in the section titled “The Mergers—Interests of Certain Pioneer Directors and Executive Officers in the Mergers”.

Recommendation of the Pioneer Board

The Pioneer board unanimously recommends that Pioneer stockholders vote:

•	“FOR” the Pioneer merger proposal; and

•	“FOR” the Pioneer compensation proposal.

This proxy statement/prospectus contains important information regarding these proposals and factors that Pioneer stockholders should consider when deciding how to cast their votes. Pioneer stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this proxy statement/prospectus, for more detailed information regarding the merger agreement and the mergers.

In considering the recommendations of the Pioneer board, Pioneer stockholders should be aware that some of Pioneer’s directors and executive officers have interests that are different from, or in addition to, the interests of Pioneer stockholders more generally. For additional information, please see “The Mergers—Interests of Certain Pioneer Directors and Executive Officers in the Mergers.”

Voting by Directors and Executive Officers

As of August 23, 2021, Pioneer directors and executive officers, and their affiliates, as a group, beneficially own 3.6% of the total voting power of all outstanding securities of Pioneer generally entitled to vote at the Pioneer special meeting, including 393,542 shares of Pioneer common stock, or approximately 21.6% of the issued and outstanding shares of Pioneer common stock. Although none of them has entered into any agreement obligating them to do so as a director or executive officer of Pioneer, Pioneer currently expects that all of its directors and executive officers will vote their shares “FOR” the Pioneer merger proposal and “FOR” the Pioneer compensation proposal.

Voting and Support Agreement

In connection with the merger agreement, certain holders of Pioneer common stock and Pioneer convertible notes holding approximately 88% of the voting power of Pioneer and 100% of the Pioneer senior notes (collectively, the “supporting holders”) have entered into voting and support agreements with Patterson-UTI pursuant to which, among other things, the supporting holders have agreed, subject to certain limitations and exceptions, not to transfer any of their Pioneer common stock or Pioneer convertible notes (collectively, the “covered securities”) until the earlier of the date the merger agreement is terminated and the effective time, to vote such covered securities in a manner to facilitate the consummation of the mergers and to consent to and approve the third supplemental indenture to the Pioneer senior notes indenture. The voting and support agreements also contain customary provisions that restrict the ability of the supporting holders to transfer their Pioneer senior notes until the third supplemental indenture has been executed and delivered and their covered securities until the earlier of the date the merger agreement is terminated and the effective time. In addition, the voting and support agreements generally restrict transactions in Patterson-UTI common stock and derivative securities thereof, subject to certain exceptions. In the event the Pioneer board withdraws its recommendation with respect to the transactions contemplated by the merger agreement, the supporting holders remain obligated under the voting and support agreements to vote in favor thereof. The voting obligation of the supporting holders under the voting and support agreements terminates only if the merger agreement is terminated.

Attendance at the Pioneer Special Meeting

Only Pioneer stockholders of record on the Pioneer record date, beneficial owners of Pioneer common stock on the Pioneer record date and holders of valid proxies for the Pioneer special meeting may attend the virtual Pioneer special meeting. Participating Pioneer stockholders who log-on to the meeting using his, her or its unique 16-digit control number will also be able to examine the stockholder list, which will include the Pioneer convertible noteholders, during the Pioneer special meeting by following the instructions provided on the meeting website.

Submitting Questions for the Virtual Pioneer Special Meeting

Pioneer stockholders attending the virtual meeting will be in a listen-only mode and will not be able to speak during the webcast. However, in order to maintain the interactive nature of the virtual meeting, Pioneer stockholders are able submit questions before the meeting at www.proxyvote.com.

Limitations on Submitting Questions for the Virtual Pioneer Special Meeting

Pioneer will answer questions during the Pioneer special meeting that are relevant to meeting matters, comply with the meeting rules of conduct and have been submitted prior to the start of the Pioneer special meeting, subject to time constraints. However, Pioneer reserves the right to exclude questions that are not pertinent to meeting matters or to edit profanity or other inappropriate language. Each Pioneer stockholder is limited to a total of one question that must be related to the business of the Pioneer special meeting. Each question should cover only one topic and be as succinct as possible. If Pioneer receives substantially similar questions, Pioneer will group such questions together and provide a single response to avoid repetition. The questions of all Pioneer stockholders are welcome. However, the purpose of the Pioneer special meeting must be observed and questions that are not directly related to the business of Pioneer or are not otherwise in good taste, related to personal grievances or otherwise inappropriate (as determined by the chairperson of the Pioneer special meeting) will not be answered.

Record Date

The Pioneer board has fixed the close of business on August 25, 2021 as the Pioneer record date for the determination of the Pioneer stockholders entitled to receive notice of, and to vote at, the Pioneer special meeting. The Pioneer stockholders of record on the Pioneer record date are the only Pioneer stockholders that are entitled to receive notice of, and to vote at, the Pioneer special meeting or any adjournments or postponements of the Pioneer special meeting.

Outstanding Shares as of Record Date and Voting Rights of Pioneer Stockholders

As of August 23, 2021, there were 1,822,670 shares of Pioneer common stock issued and outstanding, held by 79 holders of record, and 10,206,151 shares of Pioneer common stock were reserved for issuance upon conversion of the Pioneer convertible notes. Each issued and outstanding share of Pioneer common stock entitles its holder of record to one vote on each matter to be considered at the Pioneer special meeting. The Pioneer convertible noteholders are entitled to vote on all matters upon which holders of Pioneer common stock have the right to vote under the DGCL or the Pioneer certificate of incorporation and are deemed to be Pioneer stockholders (and the Pioneer convertible notes are deemed to be stock) for the purpose of any provision of the DGCL that requires the vote of stockholders as a prerequisite to any corporate action, including the mergers. The number of votes represented by each Pioneer convertible note is equal to the largest number of whole shares of Pioneer common stock (rounded down to the nearest whole share) into which such Pioneer convertible note may be converted, in accordance with the Pioneer convertible notes indenture, at the Pioneer record date. As of the Pioneer record date, the Pioneer convertible notes represent an aggregate of 10,206,151 votes. Pioneer stockholders are entitled to vote on each proposal presented.

Stockholder List

A complete list of registered Pioneer stockholders entitled to vote at the Pioneer special meeting will be available for inspection at Pioneer’s principal executive offices at 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209, during ordinary business hours, for a period of no less than ten days before the Pioneer special meeting and will be available during the virtual Pioneer special meeting at www.virtualshareholdermeeting.com/PES2021SM. If a Pioneer stockholder wants to inspect such list, such Pioneer stockholder should contact Pioneer’s Corporate Secretary at (855) 884-0575 to schedule an appointment or request access.

Quorum; Abstentions and Broker Non-Votes

In order for business to be conducted at the Pioneer special meeting, a quorum must be present. A quorum at the Pioneer special meeting requires the presence, in person or by proxy, of the holders of a majority of total voting power of all outstanding securities of Pioneer generally entitled to vote at a meeting of stockholders (including the Pioneer convertible notes). Virtual attendance at the Pioneer special meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the Pioneer special meeting. An abstention occurs when a Pioneer stockholder is present for purposes of a quorum by virtually attending the Pioneer special meeting and either does not vote or submits a ballot marked “abstain”. An abstention also occurs when a Pioneer stockholder does not attend the meeting virtually and instead submits a proxy with an “abstain” instruction. Abstentions will be counted for purposes of determining whether there is a quorum at the Pioneer special meeting. Because it is expected that all of the matters to be voted on at the Pioneer special meeting will be non-routine, brokers will not have discretionary authority to vote on any such proposal;

therefore, if you do not provide voting instructions to your broker, bank or other nominee, your shares and convertible notes will not count towards determining whether a quorum is present and your shares and convertible notes will not be voted on the Pioneer merger proposal or the Pioneer compensation proposal.

Adjournment

If a quorum is not present or represented or if there are not sufficient votes for the approval of the Pioneer merger proposal, Pioneer expects that the Pioneer special meeting will be adjourned by the chairperson of the Pioneer special meeting to solicit additional proxies. In addition, if a quorum is not present or represented at the Pioneer special meeting, a majority in voting interest of the Pioneer stockholders present in person or represented by proxy may adjourn the Pioneer special meeting, without notice other than announcement at the Pioneer special meeting, until a quorum shall be present or represented. Subject to certain restrictions contained in the merger agreement, the Pioneer board or the chairperson of the Pioneer special meeting also may adjourn the Pioneer special meeting to another time or place (whether or not a quorum is present).

No notice of the adjourned meeting is required to be given if the time, place, if any, and the means of remote communications, if any, by which Pioneer stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the Pioneer special meeting, unless the adjournment is for more than 30 days or after the adjournment a new record date is fixed for the adjourned meeting. At any adjourned Pioneer special meeting at which a quorum is present, (i) any business may be transacted that may have been transacted at the Pioneer special meeting had a quorum been present and (ii) all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Pioneer special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Vote Required

The votes required for each proposal are as follows:

•

Pioneer Merger Proposal: The affirmative vote of the holders of at least sixty percent of the total voting power of all outstanding securities of Pioneer generally entitled to vote at a meeting of stockholders (including the Pioneer convertible notes) is required to approve the Pioneer merger proposal. Abstentions or failures to vote, either virtually or by proxy, at the Pioneer special meeting will have the same effect as a vote “against” the Pioneer merger proposal. Because the Pioneer merger proposal is non-routine, banks, brokers, and other nominees do not have discretionary authority to vote on the Pioneer merger proposal and will not be able to vote on the Pioneer merger proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its bank, broker or other nominee will have the same effect as a vote “against” the Pioneer merger proposal.

•

Pioneer Compensation Proposal: The affirmative vote of the holders of a majority of the votes cast at the Pioneer special meeting is required to approve the Pioneer compensation proposal. Abstentions will not be counted as votes cast at the Pioneer special meeting and will have no effect on the outcome of the Pioneer compensation proposal. Failures to submit a proxy or failures to attend and vote, either virtually or by proxy, at the Pioneer special meeting will have no effect on the outcome of the Pioneer compensation proposal. Because the Pioneer compensation proposal is non-routine, banks, brokers, and other nominees do not have discretionary authority to vote on the Pioneer compensation proposal and will not be able to vote on the Pioneer compensation proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its bank, broker or other nominee will have no effect on the outcome of the Pioneer compensation proposal.

How to Vote

Pioneer stockholders of record and beneficial owners of Pioneer common stock or Pioneer convertible notes on the Pioneer record date may vote their shares of Pioneer common stock or their Pioneer convertible notes by submitting a proxy or may vote virtually during the Pioneer special meeting by following the instructions provided on the enclosed proxy card or voting instruction form received. Pioneer recommends that Pioneer stockholders entitled to vote submit a proxy prior to the Pioneer special meeting even if they plan to attend the virtual Pioneer special meeting.

Pioneer stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Pioneer special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Pioneer board.

Record Holders

Pioneer stockholders of record may vote in one of the following ways:

•

Internet: Pioneer stockholders of record may submit their proxy over the internet at www.proxyvote.com. Internet voting is available 24 hours a day and will be accessible until 10:59 p.m., Central Time, on September 27, 2021. Pioneer stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. Pioneer stockholders who submit a proxy this way need not send in their proxy card.

•

Telephone: Pioneer stockholders of record may submit their proxy by calling 1-800-690-6903. Telephone voting is available 24 hours a day and will be accessible until 10:59 p.m., Central Time, on September 27, 2021. Easy-to-follow voice prompts will guide Pioneer stockholders through the voting and allow them to confirm that their instructions have been properly recorded. Pioneer stockholders who submit a proxy this way need not send in their proxy card.

•

Mail: Pioneer stockholders of record may submit their proxy by properly completing, signing, dating and mailing their proxy card or voting instruction form in the self-addressed, stamped envelope (if mailed in the United States) included with this proxy statement/prospectus. Pioneer stockholders who vote this way should mail the proxy card early enough so that it is received prior to the closing of the polls at the Pioneer special meeting.

•

Online During the Virtual Meeting: Pioneer stockholders of record may attend the virtual Pioneer special meeting by entering his, her or its unique 16-digit control number and vote online; attendance at the virtual Pioneer special meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

Beneficial Owners

Pioneer stockholders who hold their shares of Pioneer common stock or their Pioneer convertible notes beneficially in “street name” and wish to submit a proxy must provide instructions to the bank, broker or other nominee that holds their shares or convertible notes of record as to how to vote their shares or convertible notes with respect to the Pioneer merger proposal and the Pioneer compensation proposal. Most beneficial owners will have a choice of voting before the Pioneer special meeting by proxy over the internet, by telephone or by using a voting instruction form. Each beneficial owner of Pioneer common stock or Pioneer convertible notes should refer to the voting instruction form received to see what options are available and how to use them. Pioneer stockholders who hold their shares of Pioneer common stock or their Pioneer convertible notes beneficially and wish to vote virtually at the Pioneer special meeting may do so by attending the Pioneer special meeting, entering his, her or its unique 16-digit control number and voting their shares or convertible notes electronically; however attendance at the virtual Pioneer special meeting will not, in and of itself, constitute a vote or a revocation of a prior proxy.

Proxies and Revocation

Pioneer stockholders of record may revoke their proxies at any time before their shares of Pioneer common stock or their Pioneer convertible notes are voted at the Pioneer special meeting in any of the following ways:

•

delivering written notice of revocation of the proxy to Pioneer’s Corporate Secretary at Pioneer’s principal executive offices at 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209, Attention: Corporate Secretary, by no later than 10:59 p.m., Central Time on September 27, 2021;

•

delivering another proxy with a later date to Pioneer’s Corporate Secretary at Pioneer’s principal executive offices at 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209, Attention: Corporate Secretary, by no later than 10:59 p.m., Central Time on September 27, 2021 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting another proxy via the internet or by telephone at a later date, by no later than 10:59 p.m., Central Time on September 27, 2021 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•

attending the Pioneer special meeting virtually, using his, her or its unique 16-digit control number and voting their shares or convertible notes online during the meeting; attendance at the virtual Pioneer special meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the Pioneer Corporate Secretary before the proxy is exercised or unless you vote your shares online during the Pioneer special meeting.

If a Pioneer stockholder holds shares or convertible notes through a bank, broker or other nominee, such Pioneer stockholder may change or revoke his, her or its voting instructions before the Pioneer special meeting by providing instructions again through the means specified on his, her or its voting instruction form (with most having the option to do so by internet, telephone or mail), which must be received before 10:59 p.m., Central Time on September 27, 2021. Alternatively, a Pioneer stockholder may also revoke his, her or its proxy by attending the Pioneer special meeting virtually, using his, her or its unique 16-digit control number and voting his, her or its shares or convertible notes online during the meeting.

Solicitation of Proxies

Pioneer will pay for the proxy solicitation costs related to the Pioneer special meeting. In addition to sending and making available these materials, some of Pioneer’s directors, officers and other employees may solicit proxies by contacting Pioneer stockholders by telephone, by mail, by e-mail or online. Pioneer stockholders may also be solicited by, among others, news releases issued by Pioneer and/or Patterson-UTI, postings on Pioneer’s or Patterson-UTI’s websites and social media accounts and advertisements in periodicals. None of Pioneer’s directors, officers or employees will receive any extra compensation for their solicitation services. Pioneer may ask banks, brokers, trusts and other nominees to forward proxy solicitation materials to the holders Pioneer common stock and Pioneer convertible notes held of record by such banks, brokers trusts or other nominees. Pioneer will reimburse banks, brokers, and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of shares of Pioneer common stock and Pioneer convertible notes and obtaining their proxies.

Other Matters

At this time, Pioneer knows of no other matters to be submitted at the Pioneer special meeting.

THE PIONEER MERGER PROPOSAL

The Pioneer board, after due and careful discussion and consideration, unanimously determined that the terms of the merger agreement, the mergers and the other transactions contemplated thereby were fair to and in the best interests of Pioneer and the Pioneer stockholders, and approved and declared advisable the merger agreement and the transactions contemplated thereby, including the mergers.

The Pioneer board accordingly unanimously recommends that Pioneer stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated thereby, including the mergers, as disclosed in this proxy statement/prospectus, particularly the related narrative disclosures in the sections of this proxy statement/prospectus titled “The Mergers” and “The Merger Agreement,” and as attached as Annex A to this proxy statement/prospectus.

IF YOU ARE A HOLDER OF PIONEER COMMON STOCK OR PIONEER CONVERTIBLE NOTES, THE PIONEER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PIONEER MERGER PROPOSAL.

THE PIONEER COMPENSATION PROPOSAL

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Pioneer is seeking non-binding advisory approval by Pioneer stockholders of the compensation of Pioneer’s NEOs that is based on or otherwise relates to the mergers, as disclosed in the section of this proxy statement/prospectus titled “The Mergers—Interests of Certain Pioneer Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to the Named Executive Officers.” The proposal gives Pioneer stockholders the opportunity to express their views on the merger-related compensation of Pioneer’s NEOs.

Accordingly, the Pioneer board unanimously recommends that Pioneer stockholders vote “FOR” the adoption of the following resolution, on a non-binding, advisory basis:

“RESOLVED, that Pioneer stockholders approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Pioneer’s NEOs that is based on or otherwise relates to the mergers, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Mergers—Interests of Certain Pioneer Directors and Executive Officers in the Mergers” (which disclosure includes the compensation table and related narrative NEO compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

The vote on the Pioneer compensation proposal is a vote separate and apart from the vote on the Pioneer merger proposal. Accordingly, Pioneer stockholders may vote to approve the Pioneer merger proposal and vote not to approve the Pioneer compensation proposal, and vice versa. If the mergers are completed, the merger-related compensation may be paid to Pioneer’s NEOs to the extent payable in accordance with the terms of applicable compensation agreements and arrangements even if the Pioneer stockholders fail to approve the Pioneer compensation proposal.

IF YOU ARE A HOLDER OF PIONEER COMMON STOCK OR PIONEER CONVERTIBLE NOTES, THE PIONEER BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PIONEER COMPENSATION PROPOSAL.

THE MERGERS

This section of the proxy statement/prospectus describes the material aspects of the proposed mergers. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the proposed mergers and the transactions related thereto. In addition, important business and financial information about each of Patterson-UTI and Pioneer is included in or incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information.”

Background of the Mergers

The Pioneer board, together with Pioneer senior management, regularly reviews and evaluates Pioneer’s performance, outlook, strategy, financial position, leverage, opportunities and risks in light of current business and economic conditions across a range of scenarios and potential future industry developments. In connection with such ongoing reviews and evaluations, Pioneer senior management engages in discussions with representatives of other companies operating in the oilfield services industry from time to time. In connection with these activities, the Pioneer board meets periodically in the ordinary course of business to receive updates from Pioneer senior management on such discussions and to consider and evaluate potential strategic alternatives available to Pioneer, including merger and acquisition transactions.

Shortly following Pioneer’s emergence from Chapter 11 bankruptcy protection on May 29, 2020 and the reconstitution of the Pioneer board in connection therewith, the Pioneer board and Pioneer management began receiving inquiries from potential counterparties expressing interest in acquiring Pioneer or certain business segments thereof. In addition, the appointment of Matt Porter as President and Chief Executive Officer of Pioneer on July 17, 2020 led to a further increase in the volume of such inquiries. At this time, the Pioneer board engaged with several of Pioneer’s stockholders to understand their objectives with respect to their investment in Pioneer as well as parameters upon which they would support such a transaction. The majority of such Pioneer stockholders indicated that they were supportive of a transaction that would increase the liquidity of their investment, and believed that there was a need for scale and consolidation to achieve efficiencies in the oilfield services industry. After taking into consideration market conditions, Pioneer’s existing operations and prospects for organic growth, the Pioneer board in September 2020 decided to explore whether there were business combinations, sales transactions or other similar transactions available to Pioneer.

In late September 2020, members of Pioneer management initially contacted several potential financial advisors, including Tudor, Pickering, Holt & Co. (“TPH”) and Piper Sandler, to advise Pioneer with respect to strategic alternatives for the company, including the possibility of a merger or other business combination or sale transaction (a “potential transaction”).

On November 5, 2020, the Pioneer board and members of the Pioneer management team discussed historical inquiries regarding potential transactions with prior members of the Pioneer management team. Also on November 5, 2020 Pioneer board chairman Charlie Thompson and Pioneer board member John Jacobi met with William A. (Andy) Hendricks, Jr., the President and Chief Executive Officer of Patterson-UTI. Mr. Hendricks informed Messrs. Thompson and Jacobi that Patterson-UTI had performed internal analyses with respect to a potential transaction with Pioneer and that Patterson-UTI could be interested in an acquisition of Pioneer’s drilling business. Messrs. Thompson and Jacobi indicated that Pioneer was still considering all of its options and intended to discuss strategic alternatives with its financial advisors.

On November 13, 2020, the Pioneer board and members of the Pioneer management team met to discuss, among other things, strategies for Pioneer to continue to support its customers’ needs, including the pursuit of a potential transaction. At the meeting, the Pioneer board and management team engaged in preliminary discussions surrounding the engagement of financial and legal advisors and outreach to Pioneer’s senior noteholders in connection with such a potential transaction, and received presentations regarding such engagement from such financial and legal advisors.

Thereafter, on November 15, 2020, Bryce Seki, Vice President and General Counsel of Pioneer, communicated with the Pioneer board regarding the relevant voting, change of control and other fundamental change provisions in Pioneer’s organizational documents, agreements governing its indebtedness and other material agreements that could be triggered or impacted in connection with a potential transaction.

On November 17, 2020, members of the Pioneer board further discussed prospective financial advisors for a potential transaction. Pioneer discussed whether it would be advisable to engage two financial advisors, Piper Sandler and TPH, in light of their respective strengths with respect to Pioneer’s drilling services and production services business segments. The Pioneer board determined that Pioneer could benefit from having both financial advisors since it was not clear whether a transaction involving the entire company or a divestiture of Pioneer’s drilling services business segment or production services business segment would result in maximum value to Pioneer’s stockholders. Also on November 17, 2020, Mr. Seki discussed with Norton Rose Fulbright US LLP, outside counsel to Pioneer (“NRF”), the recordkeeping and contact process with respect to engaging the Pioneer senior noteholders.

Throughout the week of November 16, 2020, the Pioneer board held calls with certain of Pioneer’s principal stockholders to discuss a potential transaction and gauge their level of support. Such stockholders indicated their strong support for pursuing and evaluating the possibility of an attractive, value-enhancing stock-for-stock transaction that would maximize value for Pioneer stockholders. In the days that followed, members of Pioneer’s management team continued a preliminary evaluation of the possibility of a potential transaction.

On November 23, 2020, the Pioneer board discussed the status of Pioneer board member David Coppé’s preliminary discussions with TPH and Piper Sandler to formally engage their services in connection with a potential transaction and reviewed presentations prepared by each of TPH and Piper Sandler. The Pioneer board agreed that Mr. Coppé and Mr. Thompson would move forward with discussions with TPH and Piper Sandler.

On December 7, 2020, the Pioneer board met with several financial advisors, including TPH and Piper Sandler, to review presentations prepared by such financial advisors and discuss the strategic review process, potential counterparties, process design and timeline in connection with a potential transaction.

Throughout late 2020 and early 2021, Messrs. Coppé, Thompson, Porter and Jacobi received numerous telephone calls from various companies inquiring about Pioneer’s strategic plans and to gauge Pioneer’s interest in a potential transaction. One of these calls took place on December 14, 2020, when Mr. Hendricks called Mr. Thompson, and discussed whether Pioneer would have interest in moving ahead with the evaluation of a potential transaction with Patterson-UTI.

Throughout December 2020 and January 2021, Messrs. Coppé and Thompson negotiated engagement letters with TPH and Piper Sandler, respectively, and the Pioneer board reviewed and commented on such letters. The Pioneer board ultimately determined to proceed with TPH and Piper Sandler as Pioneer’s financial advisors for a potential transaction and on January 5, 2021, TPH and Piper Sandler engagement letters were executed.

On January 8, 2021, NRF delivered to the Pioneer board a memorandum that discussed the treatment of a potential strategic transaction under Pioneer’s key legal arrangements, which the Pioneer board subsequently discussed that same week.

On January 14, 2021, the Pioneer board met to discuss the timing of a potential transaction. At the meeting, the Pioneer board authorized TPH and Piper Sandler to commence outreach to potential counterparties in early February 2021. Throughout January and early February 2021, the Pioneer board met several times to review presentations prepared by TPH and Piper Sandler, determine the appropriate transaction structure to propose in marketing a potential transaction, including a sale of the entire company or potential divestitures of its drilling services and production services business segments, and discuss potential counterparties to target in such marketing efforts.

On February 10, 2021, TPH and Piper Sandler began circulating non-disclosure agreements (“NDAs”) to interested parties. Throughout February 2021, NDAs were executed with Patterson-UTI and 17 other interested parties from whom indications of interest (“IOIs”) were requested. During the course of February 2021, TPH and Piper Sandler continued to solicit IOIs from such interested parties.

On March 2, 2021, the Pioneer board and members of the management team met with TPH and Piper Sandler to discuss the status of a potential transaction, including the interested parties who had signed NDAs and the timeline and process for IOIs. At the meeting and during the weeks that followed, multiple discussions were held between TPH, Piper Sandler, the Pioneer board and Pioneer management to review, discuss and revise the confidential information memorandum and related materials for distribution to interested parties that had executed NDAs.

On March 11, 2021, TPH and Piper Sandler received IOIs from Patterson-UTI and nine other interested parties. Patterson-UTI’s IOI indicated a potential transaction between Pioneer and Patterson-UTI that would include total cash-free and debt-free consideration of $200 million to $225 million to be paid in Patterson-UTI common stock for Pioneer’s entire company. Among the remaining nine IOIs, TPH and Piper Sandler received two IOIs contemplating offers for an acquisition of Pioneer’s entire company, four IOIs contemplating offers to acquire its production services business segment on a standalone basis and three IOIs contemplating offers to acquire its drilling services business segment on a standalone basis.

Over the course of March 2021, representatives of TPH and Piper Sandler engaged in discussions with the various interested parties, including Patterson-UTI, regarding a potential transaction, and the Pioneer board continued to evaluate a potential transaction and receive updates at weekly board meetings.

On March 15, 2021, the Pioneer board met with representatives of TPH and Piper Sandler to review a high level overview of each proposal. Among other things, the Pioneer board instructed TPH and Piper Sandler to hold calls with certain of the interested parties that submitted proposals to clarify the parties’ respective approaches to valuation, sources and availability of financing, any transaction contingencies and other considerations.

On March 24, 2021, members of Pioneer’s board and management team met with TPH and Piper Sandler to discuss the feedback from the aforementioned calls with interested parties.

On March 26, 2021, the Pioneer board met with representatives of TPH and Piper Sandler to review the proposals received for a potential transaction and to discuss feedback received from various bidders based on ongoing discussions between TPH, Piper Sandler and the bidders. Among other considerations, the Pioneer board, TPH and Piper Sandler discussed that the proposal submitted by Patterson-UTI included competitive or superior value as compared to the other proposals received, in part, because the consideration to be received by Pioneer’s stockholders under Patterson-UTI’s proposal was superior in light of the overall liquidity and trading volume of Patterson-UTI’s common stock. In addition, Patterson-UTI’s proposal was viewed as having greater likelihood of execution as compared to other proposals received, and it provided Pioneer stockholders with the opportunity to benefit from synergies from a potential combination. The group also discussed that Patterson-UTI possesses a well-capitalized balance sheet and substantial available liquidity, both of which would be further enhanced by a potential combination with Pioneer, as well as a publicly traded stock with significant trading volume, which would provide Pioneer stockholders with access to the public equity markets. The Pioneer board,

TPH and Piper Sandler also discussed the all-stock, cash-free, debt-free structure of Patterson-UTI’s proposal, the fact that the proposal indicated a total value but did not discuss the number of shares to be issued to Pioneer, and the fact that the proposal did not provide for the assumption or refinancing of Pioneer’s senior debt.

On March 28, 2021, TPH and Piper Sandler reviewed a summary of Patterson-UTI based on publicly-available information with the Pioneer board. TPH and Piper Sandler also previewed a preliminary analysis of a potential transaction with Patterson-UTI as a counterparty. Following this presentation and because of the considerations with respect to value and likelihood of successful execution of the potential transaction with Patterson-UTI as well as the potential scale, synergies and access to capital markets of the combined company, the Pioneer board determined it would be favorable to Pioneer stockholders to further pursue a potential combination with Patterson-UTI.

On March 29, 2021, the Pioneer board, TPH and Piper Sandler met to discuss a response to Patterson-UTI’s IOI. After discussion, the Pioneer board authorized representatives of Piper Sandler to verbally communicate to Patterson-UTI that the Pioneer board would be supportive of a transaction with Patterson-UTI based on a cash-free, debt-free value for Pioneer of $250 million with the number of shares to be issued to Pioneer to be set based on a reference trading price of Patterson-UTI’s common stock determined close to signing and the assumption of Pioneer’s outstanding net debt at closing. Piper Sandler provided the feedback to Patterson-UTI later that day. Later that day, NRF provided an overview of fiduciary obligations and duties to the Pioneer board and Pioneer’s management team.

On April 1, 2021, Patterson-UTI delivered a revised IOI to Piper Sandler, which indicated total consideration of 27.5 million shares of Patterson-UTI common stock to acquire Pioneer on a cash-free, debt-free basis. In its revised IOI, Patterson-UTI compared the revised 27.5 million share offer to the number of shares of Patterson-UTI common stock that would have been issued to Pioneer based on Patterson-UTI’s original IOI value and share price as of the IOI date. Based on the $200 to $225 million range in Patterson-UTI’s original IOI and using the Patterson-UTI share price as of such date, the implied stock consideration to Pioneer was a range of 21.2 million to 23.9 million shares of Patterson-UTI common stock. The proposed transaction was subject to a collar whereby Pioneer would have the right to terminate the transaction if Patterson-UTI’s ten-day average share price prior to closing was below $5.60 per share and Patterson-UTI would have the right to terminate the transaction if Patterson-UTI’s ten-day average share price prior to closing was above $11.00 per share. In addition, Patterson-UTI indicated a willingness to consider paying up to $25 million of the merger consideration in cash consideration with the stock consideration commensurately reduced. Because the amount of cash available for distribution pursuant to Patterson-UTI’s proposed transaction structure was less than the amount of cash required to fully pay the amounts owed to the Pioneer senior noteholders in cash, under Patterson-UTI’s proposal Pioneer would be required to reach an agreement with the Pioneer senior noteholders to accept partial payment in Patterson-UTI shares, which agreement would also need to be acceptable to the holders of the Pioneer convertible notes. The revised Patterson-UTI IOI also indicated that Patterson-UTI would consider, as an alternative, a potential transaction for Patterson-UTI to acquire Pioneer’s drilling services business segment.

On April 2, 2021, at the direction of the Pioneer board, representatives of TPH and Piper Sandler held a call with Mr. Hendricks to clarify certain aspects of Patterson-UTI’s revised IOI and also to reiterate the challenges presented by Patterson-UTI’s proposed transaction structure whereby Patterson-UTI would not assume Pioneer’s net debt at closing.

On April 5, 2021, the full Pioneer board met with Mr. Hendricks and Curtis Huff, the Chairman of the Patterson-UTI board, to further negotiate and discuss the IOI and deal terms for a potential transaction. At this meeting, Patterson-UTI made a revised proposal to Pioneer, which indicated a potential transaction between Pioneer and Patterson-UTI that would include total consideration of 27.25 million shares of Patterson-UTI common stock and $30 million cash on a cash-free, debt-free basis, with Pioneer paying all legal and financial advisor fees and expenses associated with the potential transaction. The Patterson-UTI proposal assumed that Pioneer would determine a structure to retire the Pioneer senior notes at closing using the merger consideration as well as any available cash on Pioneer’s balance sheet at closing after the payment of transaction expenses. The parties in attendance discussed the challenges associated with retiring the senior debt using consideration other than cash, which was an element of the proposal required by Patterson-UTI in order to preserve a certain amount of cash on its balance sheet, and acknowledged that the Pioneer board and financial and legal advisors would need to engage with Pioneer’s senior lenders and stockholders to determine the feasibility of Patterson-UTI’s proposed transaction structure. In connection with the revised proposal, Patterson-UTI proposed an exclusivity period for a potential transaction with Pioneer of 60 days. Subsequently, on April 6, 2021, the Pioneer board met with TPH and Piper Sandler to discuss the meeting of the prior day and next steps.

On April 7, 2021, Pioneer engaged Vinson & Elkins L.L.P. (“V&E”) to serve as legal counsel in connection with a potential transaction.

Over the course of the following two weeks, the Pioneer board reviewed, and members of the Pioneer management team negotiated, an exclusivity letter with Patterson-UTI. As part of such review and negotiation, the Pioneer board and various members of the Pioneer management team discussed issues and views on the transaction structure, economic terms of the deal, repayment of Pioneer’s outstanding senior notes at the closing of a potential transaction, severance rights and debt equitization.

On April 9, 2021, Mr. Thompson spoke with Mr. Hendricks to provide Mr. Hendricks an update on timing of signing the exclusivity letter with Patterson-UTI and to notify Mr. Hendricks that information about a potential transaction involving a sale of the entire company was shared with several of Pioneer’s senior noteholders on a confidential basis. On April 14, 2021, Mr. Thompson discussed with Mr. Hendricks, among other things, issues related to the allocation of severance costs and the structure for a potential transaction with Patterson-UTI. Mr. Thompson and Mr. Hendricks agreed to arrange a call with the Pioneer management team and the Patterson-UTI management team the following week.

On April 19, 2021, the Pioneer board and management team, the Patterson-UTI management team, TPH, Piper Sandler, V&E, NRF and Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), Patterson-UTI’s outside counsel, held a conference call to discuss, among other things, structural implications for a potential transaction between Pioneer and Patterson-UTI, addressing economic terms within a public company transaction structure, diligence processes and next steps. Also on April 19, 2021, Pioneer executed the exclusivity agreement with Patterson-UTI, which provided for exclusivity through June 17, 2021. Pioneer and Patterson-UTI subsequently entered into an NDA dated April 22, 2021 with respect to information to be provided by Patterson-UTI.

On April 26, 2021, representatives of TPH, Piper Sandler and V&E held a call with Messrs. Thompson and Porter to discuss potential structures to retire Pioneer’s senior debt at closing based on Patterson-UTI’s proposed merger consideration and structure. During the following several weeks, the advisors and the Pioneer board continued to discuss and evaluate structures to effect the transaction as proposed by Patterson-UTI.

On May 3, 2021, members of the Pioneer board and management team gave a presentation to the Patterson-UTI management team, which included preliminary first quarter results for Pioneer. Representatives of V&E and Gibson Dunn attended the presentation. The Pioneer board then circulated and discussed a diligence request list to Patterson-UTI on May 5, 2021.

In the following weeks, members of Pioneer’s board and management team continued to discuss a potential transaction with Patterson-UTI internally and externally with its advisors and representatives of Patterson-UTI. In addition, Pioneer and its advisors continued to conduct a legal and business due diligence review of Patterson-UTI, including reviewing information provided in response to the diligence request list and information available in Patterson-UTI’s public filings.

On May 12, 2021, Pioneer board members Messrs. Thompson, Porter and Jacobi discussed with representatives of BlackRock Advisors, LLC (“BlackRock”) that Pioneer was engaged in discussions with respect to a potential transaction and whether BlackRock would be willing to be brought over the wall on a confidential basis to discuss the transaction in more detail, including the identity of the potential counterparty. On May 17, 2021, the Pioneer board met to discuss obtaining a fairness opinion for a potential transaction. After discussion, the Pioneer board approved the solicitation of a fairness opinion from Piper Sandler.

Over the course of the following week, members of the Pioneer management team continued to discuss diligence matters with representatives of Patterson-UTI, and Piper Sandler was formally authorized to proceed with the process necessary to render a fairness opinion in connection with a potential transaction.

On May 20, 2021, Mr. Thompson and Mr. Hendricks met to discuss updates to the status of the potential transaction and the current proposed deal terms. The following day, on May 21, 2021, representatives of Pioneer and Patterson-UTI held a call to conduct continued business diligence review, which diligence process continued until the execution of the merger agreement. Also on May 21, 2021, Gibson Dunn distributed the initial draft of the merger agreement to V&E. During the following week, the Pioneer board and management team, along with their advisors, reviewed and discussed the merger agreement.

On May 27, 2021, Pioneer sent a wall crossing NDA to BlackRock.

On May 28, 2021, V&E distributed a revised merger agreement to Gibson Dunn.

On June 1, 2021, the wall cross of BlackRock was completed, and Mr. Thompson discussed with representatives of BlackRock the transaction as proposed by Patterson-UTI and the implied requirement that Pioneer would need to retire a portion of its senior debt using Patterson-UTI shares received as merger consideration. Messrs. Thompson, Jacobi and Hendricks also met on this same day to discuss details of the potential transaction and key issues. Also on June 1, 2021, members of Patterson-UTI’s management team gave a detailed presentation regarding its business, operations and financials to the Pioneer board and management team, TPH, Piper Sandler and Gibson Dunn. The presentation also included a discussion of Patterson-UTI’s operational performance and strategy for its continued business operations.

On June 4, 2021, Pioneer began formally wall crossing all of the other Pioneer senior noteholders as well as certain Pioneer convertible noteholders that were expected to be asked to sign voting and support agreements in conjunction with the proposed transaction. After the execution of wall-crossing NDAs, members of the Pioneer board and TPH held discussions with the respective Pioneer senior noteholders and Pioneer convertible noteholders regarding the potential transaction and the proposed transaction structure, which required Pioneer to retire a portion of the Pioneer senior notes using Patterson-UTI shares. Over the course of the discussions, the Pioneer senior noteholders indicated a willingness to accept partial repayment in Patterson-UTI shares if the share consideration to be received by the Pioneer senior noteholders was priced at a discount to the Patterson-UTI trading price, such that the Pioneer senior noteholders could reasonably expect to realize the applicable principal amount due upon a redemption of the Pioneer senior notes. Similarly, the Pioneer convertible noteholders indicated a willingness to pursue the transaction with Patterson-UTI and retire a portion of the Pioneer senior notes using Patterson-UTI shares priced at a discount. All of the relevant parties continued to discuss the applicable discount until the execution of the merger agreement.

On June 6, 2021, Gibson Dunn distributed a revised merger agreement to V&E.

On June 8, 2021 and June 9, 2021, the Pioneer board and their financial and legal advisors met to discuss the latest draft of the merger agreement, and specifically, the status of negotiations and key issues regarding the representations and warranties, tax matters and fees and expenses in connection with a potential transaction with Patterson-UTI. Also on June 8, 2021, Gibson Dunn distributed an initial draft of the voting and support agreement to V&E, and Messrs. Thompson and Hendricks discussed the draft merger agreement and agreed to set up a meeting on June 11, 2021 to discuss outstanding issues.

On June 9, 2021, V&E circulated a high-level issues list to Gibson Dunn, which included various open items for negotiation between Pioneer and Patterson-UTI with respect to the terms of the merger agreement.

During the remainder of June 2021, representatives of Pioneer held telephone conferences and had email exchanges with all of the Pioneer senior noteholders and with certain of the Pioneer convertible noteholders in an effort to cause an agreement to be reached between such holders with respect to a discount rate to be applied to the Patterson-UTI shares to be delivered to the Pioneer senior noteholders.

On June 11, 2021, the Pioneer board discussed with Messrs. Huff and Hendricks various deal terms for a potential transaction, including both parties’ concern that the Patterson-UTI stock price was approaching the upper end of the collar originally proposed by Patterson-UTI, as well as Patterson-UTI’s revised proposal that the number of shares issued to Pioneer would be reduced if the Patterson-UTI stock price at closing was above $11.00 per share and Patterson-UTI would no longer have the right to terminate the transaction in such event. Also discussed were Patterson-UTI’s request to reduce the merger consideration by $10 million to offset certain severance costs and other potential expenses and liabilities, the balance sheet reference date for Pioneer’s cash balance and certain other items related to the merger agreement and proposed transaction. The parties in attendance agreed to reconvene the following day and that the Pioneer board would distribute to Patterson-UTI a written response to Patterson-UTI’s proposals.

On June 12, 2021, Mr. Thompson distributed to Messrs. Huff and Hendricks a document elaborating on Pioneer’s position regarding certain matters discussed the prior day, including a decrease in the proportionate reduction in Patterson-UTI shares to be issued as merger consideration resulting from further increases in Patterson-UTI’s share price above the $11.00 per share upper collar, as well as Pioneer management’s views regarding the potential expenses and liabilities identified by Patterson-UTI. Mr. Huff responded to Mr. Thompson and the two corresponded regarding the key issues over the following days.

On June 14, 2021, the Pioneer board internally discussed Patterson-UTI’s latest position on certain key issues as conveyed by Mr. Huff to Mr. Thompson, including the upper collar limit of $11.00 per share, with any value over such limit measured using an average Patterson-UTI price as of closing being split evenly between Pioneer and Patterson-UTI and a reduced share count in consideration of the potential expenses and liabilities identified by Patterson-UTI. The Pioneer board came to an internal agreement on these matters and communicated these positions to Messrs. Huff and Hendricks.

On June 17, 2021, V&E distributed a revised draft of the merger agreement to Gibson Dunn. On that same day, the exclusivity letter was amended to extend exclusivity between the parties until June 30, 2021.

Over the ensuing weeks until the execution of the merger agreement, the parties continued to exchange drafts of the merger agreement and the form of voting and support agreement and negotiate and discuss key deal terms.

On June 25, 2021, representatives of TPH distributed a letter to holders of Pioneer senior notes which provided an update on the current status of the proposed transaction with Patterson-UTI and a proposal from the Pioneer board for the structure to retire the senior notes in connection with the proposed transaction, which included $30 million in cash and the remainder to be paid in shares of Patterson-UTI stock at a 12.5% discount. The letter was accompanied by drafts of the form of voting and support agreement and the third supplemental indenture to the senior notes indenture.

On June 27, 2021, Mr. Huff distributed an issues list to Mr. Thompson, which included various open items for negotiation between Pioneer and Patterson-UTI with respect to the terms of the merger agreement. Messrs. Huff and Thompson discussed the high level issues list later that day.

On June 28, 2021, Gibson Dunn distributed a high level issues list to V&E, which included various items of disagreement between Pioneer and Patterson-UTI on the merger agreement. Also on June 28, 2021, the parties held several all-hands calls to discuss the issues list, the merger agreement and the transactions contemplated thereby. The parties engaged in extensive discussions during the calls in an effort to work toward resolution of the outstanding issues. Mr. Huff separately communicated proposed resolutions to these issues to Mr. Thompson on the same day.

Between June 29, 2021 and July 1, 2021, Messrs. Thompson and Huff continued to discuss key items, including but not limited to, the termination fee for a potential transaction between Pioneer and Patterson-UTI and various representations and warranties.

On June 30, 2021, the Pioneer board held a meeting with members of Pioneer management and its legal and financial advisors. NRF and V&E reviewed the Pioneer board’s fiduciary duties, V&E gave an overview of the key terms of the merger agreement and Piper Sandler gave a presentation on the financial elements of the potential transaction and the fairness opinion analysis. The board was engaged in these presentations and discussed the applicable matters and asked questions. At the meeting, Piper Sandler delivered to the Pioneer board its oral opinion to the effect that, as of such date, the exchange ratio was fair, from a financial point of view, to the holders of Pioneer common stock issued and outstanding immediately prior to the effective time. On this same day, the exclusivity agreement with Patterson-UTI was amended to extend exclusivity between the parties until July 7, 2021.

Throughout the last week of June and first week of July 2021, Mr. Thompson and TPH continued to discuss the discount to be applied to the Patterson-UTI shares used to retire a portion of Pioneer’s senior notes with all of the senior and convertible noteholders who had executed wall-crossing NDAs.

On July 1, 2021, Pioneer sent a notice to the Pioneer senior noteholders and the Pioneer convertible noteholders who were over the wall, which stated that Pioneer was planning to suspend its discussion with Patterson-UTI as a result of not being able to reach an agreed upon discount rate for the Patterson-UTI shares applied to pay off the Pioneer senior notes that was mutually acceptable to the Pioneer senior noteholders and Pioneer convertible noteholders.

Later that day, on July 1, 2021, Pioneer had discussions with several of the Pioneer convertible noteholders where such Pioneer convertible noteholders indicated that they would accept a discount rate of 14.25% for the Patterson-UTI common stock delivered to the Pioneer senior noteholders in connection with the proposed transaction. Following the foregoing proposal, Pioneer contacted BlackRock, the largest holder of Pioneer senior notes, and asked BlackRock whether it would accept the 14.25% discount rate. BlackRock agreed to the proposed discount rate. On the evening of July 1, 2021, V&E circulated a summary of the merger agreement and the form of voting and support agreement to the holders of the Pioneer convertible notes and Pioneer senior notes for their final confirmation of support and commitment to execute the voting and support agreement.

Between June 30, 2021 and July 2, 2021, Pioneer and Patterson-UTI negotiated with respect to certain revisions requested by the Pioneer senior noteholders and Pioneer convertible noteholders executing voting agreements to the form of voting and support agreement.

On July 2, 2021, Mr. Porter spoke with Mr. Hendricks to discuss mechanics surrounding the impending announcement of the proposed transaction and associated internal and external communications.

The forms of voting and support agreements were finalized with each executing party on or before July 2, 2021. The voting and support agreements, in addition to requiring the signatories to support the proposed transaction, also included a commitment of the signatories thereof that are Pioneer senior noteholders to take all actions necessary to modify or supplement the senior note indenture to facilitate the mergers and allow Patterson-UTI common stock to be used as part of the payoff of the Pioneer senior notes.

On July 5, 2021, the Pioneer board met to approve the merger agreement and the transactions contemplated thereby. Members of the Pioneer management team and representatives of V&E, NRF, TPH and Piper Sandler attended the meeting. Prior to the end of the meeting, the Pioneer board, among other things, unanimously (i) declared that the merger agreement and the transactions contemplated thereby (including the mergers) were fair to, and in the best interests of, Pioneer stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby (including the mergers), (iii) directed that the merger agreement be submitted to the Pioneer stockholders for adoption at a meeting of the Pioneer stockholders and (iv) recommended that the Pioneer stockholders approve and adopt the merger agreement and the transactions contemplated thereby (including the mergers). In addition, Piper Sandler delivered to the Pioneer board its written opinion to the effect that, as of such date, the exchange ratio was fair, from a financial point of view, to the holders of Pioneer common stock issued and outstanding immediately prior to the effective time.

Later that evening, Pioneer and Patterson-UTI executed the merger agreement. Concurrently therewith, Patterson-UTI and certain holders of Pioneer common stock and Pioneer convertible notes representing 88% of the voting power of Pioneer, and holders of 100% of Pioneer senior notes, executed the voting and support agreements. Prior to the opening of the NASDAQ on the following day, Patterson-UTI issued a press release announcing the mergers.

Recommendation of the Pioneer Board and Reasons for the Mergers

By unanimous vote, the Pioneer board, at a meeting held on July 5, 2021, (i) declared that the merger agreement and the transactions contemplated thereby (including the mergers) were fair to, and in the best interests of, the Pioneer stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement (including the mergers), (iii) directed that the merger agreement be submitted to the Pioneer stockholders for adoption at a meeting of such stockholders and (iv) recommended that the Pioneer stockholders approve and adopt the merger agreement and the transactions contemplated thereby (including the mergers). The Pioneer board unanimously recommends that Pioneer stockholders vote “FOR” the Pioneer merger proposal and “FOR” the Pioneer compensation proposal.

In evaluating the merger agreement, the mergers and the other transaction documents (including the transactions contemplated by those documents), the Pioneer board consulted with Pioneer’s management team, outside legal counsel and financial advisors. The Pioneer board determined that entering into the merger agreement with Patterson-UTI provided the best alternative for maximizing stockholder value reasonably available to Pioneer, including when compared to continuing to operate on a stand-alone basis, strategic combinations with other counterparties and potential asset monetization opportunities.

In recommending that Pioneer stockholders vote their securities in favor of approval and adoption the merger agreement, the Pioneer board also considered a number of factors, including the following principal factors (not necessarily in order of relative importance) that the Pioneer board viewed as generally positive or favorable to its determination, approval and related recommendation:

Attractive Value. The Pioneer board considered the current and historical market price of Patterson-UTI common stock, including the market price and performance of Patterson-UTI common stock relative to those of other participants in its industry and general market indices, and determined that the merger consideration presented an attractive value. In addition, the Pioneer board considered the implied value of Pioneer common stock based on several Patterson-UTI common stock trading price cases, including that the aggregate merger consideration represented an implied value, based on the closing price of Patterson-UTI common stock of $9.94 on June 29, 2021, of $18.51 per share of Pioneer common stock.

Opportunity to Participate in Potential Synergies and Value Appreciation of the Combined Company. The Pioneer board considered the structure of the transaction as a stock-for-stock merger following which Pioneer’s existing stockholders and noteholders will continue as stockholders of Patterson-UTI and will participate in the future success of Patterson-UTI and participate in the benefits of synergies of combining Pioneer with Patterson-UTI.

Best Alternative for Maximizing Stockholder Value. The Pioneer board considered that the merger consideration was more favorable to Pioneer stockholders than the potential value that would reasonably be expected to result from other alternatives reasonably available to Pioneer, including the continued operation of Pioneer on a standalone basis and other potential actionable strategic transactions, in light of a number of factors, including:

•

the Pioneer board’s assessment of Pioneer’s business, assets and prospects, its competitive position and historical and projected financial performance, including Pioneer’s recent emergence from bankruptcy, and the nature of the industries in which Pioneer operates;

•

the strategic and financial alternatives reasonably available to Pioneer, including pursuing a relisting on a national securities exchange, and the risks and uncertainties associated with those alternatives; and

•

the Pioneer board’s belief, following consultation with its financial advisors, that in light of Pioneer’s industry position, complementary businesses and assets, together with Patterson-UTI’s geographic footprint, that Patterson-UTI could offer the best combination of value and closing certainty to Pioneer stockholders.

Liquidity of Merger Consideration. The Pioneer board considered the overall trading and liquidity of Patterson-UTI common stock to be attractive relative to other forms of equity consideration offered (both public and private).

Transaction Structure and Closing Probability. The Pioneer board considered that the Patterson-UTI transaction included a sale of the entirety of Pioneer, as compared with some other proposals which sought to acquire only certain segments of Pioneer and which would have potentially increased transaction complexity and risk. Additionally, the Pioneer board considered that Patterson-UTI has a history of successfully executing acquisition transactions and therefore has demonstrated the capability and experience necessary to consummate a transaction of this nature.

Receipt of Fairness Opinion from Piper Sandler. The Pioneer board considered the opinion of Piper Sandler that, as of July 5, 2021, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Piper Sandler as described in its opinion, the exchange ratio under the merger agreement was fair, from a financial point of view, to the holders of Pioneer common stock, as more fully described in the section entitled “Opinion of Pioneer’s Financial Advisor.”

Tax Considerations. The Pioneer board considered that the mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and, as a result, U.S. holders of Pioneer common stock are generally not expected to recognize any gain or loss for U.S. federal income tax purposes upon the exchange of eligible shares of Pioneer common stock for shares of Patterson-UTI common stock pursuant to the mergers, except with respect to cash received in lieu of fractional shares of Patterson-UTI common stock.

Recommendation of Management. The Pioneer board took into account the recommendation of the mergers by Pioneer’s management team.

Terms of the Merger Agreement. The Pioneer board reviewed and considered the terms of the merger agreement, including that the merger consideration consists of a maximum number of shares of Patterson-UTI common stock (subject to certain downward adjustments), the restrictions on each party’s operations between the signing of the merger agreement and the closing of the mergers, the representations and warranties of each party, the conditions to each party’s obligation to complete the mergers, the right of Pioneer to consider and engage in negotiations regarding potentially superior proposals, the rights of Pioneer to withdraw or otherwise change its recommendation to its stockholders in favor of the proposals related to the merger agreement, the rights of each party to terminate the merger agreement, including Pioneer’s right to terminate the merger agreement if the average of the Patterson-UTI VWAP for the 10 consecutive trading days ending with the last complete trading day prior to the closing date drops below $5.60, and the obligation of Pioneer to pay a termination fee. See the section entitled “The Merger Agreement” for a detailed discussion of the terms and conditions of the merger agreement.

Appraisal Rights. The Pioneer board considered the availability of statutory appraisal rights under Delaware law in connection with the mergers for holders of Pioneer common stock.

Impact of the Merger on Customers, Employees and Suppliers. The Pioneer board evaluated the expected impact of the mergers on Pioneer’s customers, employees and suppliers and the benefits that are expected to be derived from the mergers, including increased operating efficiencies and reduced costs, which could allow the Patterson-UTI to provide services to Pioneer’s existing customers more efficiently and at lower costs. The Pioneer board considered that Patterson-UTI would be able to utilize the available talent of both companies’ employees and will have additional scale and resources to offer greater opportunities to continuing employees.

Voting Agreements. The Pioneer board considered that certain holders of Pioneer common stock and Pioneer convertible notes holding, at the time of entry into the merger agreement, in the aggregate, approximately 88% of the voting power of Pioneer, and 100% of the Pioneer senior notes, had entered into voting and support agreements with Patterson-UTI obligating such holders not to transfer any of covered securities until the earlier of the date the merger agreement is terminated and the effective time, to vote such covered securities in a manner to facilitate the consummation of the mergers and to consent to and approve the third supplemental indenture to the Pioneer senior notes indenture, as more fully described in “—Voting and Support Agreements.”

Regulatory Approvals. The Pioneer board considered the likelihood that the mergers will be completed on a timely basis, including the likelihood that the mergers will receive all necessary regulatory approvals (and the conditions to which such approvals might be subject) and the likelihood that all conditions to consummation of the mergers will be satisfied.

In the course of reaching its recommendation, the Pioneer board also considered the risks and potentially negative factors relating to the merger agreement and the mergers, including:

Termination Fees; Alternative Proposals. The Pioneer board considered the risk that, although Pioneer has the right under certain limited circumstances to consider and participate in negotiations with respect to proposals for alternative transactions, Pioneer generally cannot terminate the merger agreement to enter into an alternative transaction other than a superior proposal, in which case it must pay Patterson-UTI a termination fee of $9,500,000. In addition, the Pioneer board considered that the merger agreement includes other customary restrictions on the ability of Pioneer to solicit offers for alternative proposals or engage in discussions regarding such proposals, subject to exceptions, which could have the effect of discouraging such proposals from being made or pursued, even if potentially more favorable to the Pioneer stockholders than the mergers.

Merger Consideration. The Pioneer board considered that, in the event that the average of the Patterson-UTI VWAP for the 10 consecutive trading days ending with the last complete trading day prior to the closing date of the mergers is greater than $11.00, the merger consideration will be adjusted such that any value over such limit is split evenly between Pioneer and Patterson-UTI. The Pioneer board determined that this structure was appropriate and the risk acceptable in view of the relative intrinsic values and financial performance of Patterson-UTI and Pioneer, and of the relative anticipated ownership of Patterson-UTI by current Patterson-UTI stockholders and Pioneer stockholders.

Interim Operating Covenants. The Pioneer board considered that the merger agreement imposes restrictions on the conduct of Pioneer’s business prior to the consummation of the mergers (see “The Merger Agreement—Conduct of Business”).

Diversion of Management. The Pioneer board considered the possible diversion of management’s time and attention from Pioneer’s ongoing business due to the substantial time and effort necessary to complete the mergers.

This discussion of the information and factors considered by the Pioneer board in reaching its conclusions and recommendation includes the principal factors considered by the Pioneer board, but is not intended to be exhaustive and may not include all of the factors considered by the Pioneer board. In view of the wide variety of factors considered in connection with its evaluation of the mergers and the other transactions contemplated by the merger agreement, and the complexity of these matters, the Pioneer board did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the mergers and the other transactions contemplated by the merger agreement, and to make its recommendation to Pioneer stockholders. Rather, the Pioneer board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of Pioneer’s management and outside legal and financial advisors. In addition, individual members of the Pioneer board may have assigned different weights to different factors.

The Pioneer board unanimously approved the merger agreement, the mergers and the other transactions contemplated by the merger agreement, and declared the merger agreement, the mergers and the other transactions contemplated by the merger agreement to be advisable and fair to and in the best interests of Pioneer stockholders.

The Pioneer board unanimously recommends that Pioneer stockholders vote “FOR” the Pioneer merger proposal and “FOR” the Pioneer compensation proposal.

Patterson-UTI Reasons for the Mergers

Patterson-UTI considered a number of key factors in entering into the merger agreement, including, among others:

•	that the mergers will add 16 high specification “super-spec” drilling rigs to Patterson-UTI’s current fleet of 150 super-spec drilling rigs in the United States;

•

that the mergers will enhance Patterson-UTI’s geographical footprint for contract drilling services into the international markets with the addition of eight pad-capable drilling rigs in Colombia, where Pioneer has worked for 14 years with an experienced operations team and a well-established infrastructure;

•	the expectation that the mergers will be accretive to Patterson-UTI’s cash flow per share and adjusted EBITDA per share;

•	the expectation that the mergers will generate recurring annual synergies of more than $15 million;

•

the belief that Pioneer’s current customer base is complementary to Patterson-UTI’s and that the mergers will allow Patterson-UTI to accelerate the growth of its super-spec rig fleet into a market with improving demand; and

•

the belief that the mergers will enhance Patterson-UTI’s focus on reduced emissions, with additional rigs capable of substituting natural gas as a primary fuel source for diesel, a technology that is becoming increasingly important to operators for reduced emissions.

Certain Pioneer Unaudited Prospective Financial Information

Pioneer does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. Pioneer is including certain unaudited prospective financial information in this section of this proxy statement/prospectus because it was among the financial information made available in connection with the Pioneer board’s evaluation of the mergers and the other transactions contemplated by the merger agreement. Certain of the unaudited prospective financial information was used by Piper Sandler in connection with its financial analysis and opinion described in the section titled “—Opinion of Pioneer’s Financial Advisor.”

Piper Sandler was authorized by Pioneer to rely upon the projections of Pioneer management for each of Pioneer and Patterson-UTI described below for purposes of its analyses and opinion. The inclusion of the below information should not be regarded as an indication that any of Pioneer, Patterson-UTI, any of their respective advisors (including, with respect to Pioneer, Piper Sandler and TPH) or other representatives or any other recipient of this information considered—or now considers—it to be necessarily predictive of actual future results or that it should be construed as financial guidance. Actual future results could vary materially from such prospective financial information. As such, Pioneer stockholders are cautioned not to place undue reliance on the unaudited prospective financial information, including whether to vote for the merger related proposals or any other matter.

This information was prepared solely for internal use and is subjective in many respects. Pioneer’s projections were based solely upon information available to Pioneer management at the time of their preparation, including certain assumptions of Patterson-UTI management that were made available to Pioneer management. However, Patterson-UTI did not review or provide any guidance on the unaudited prospective financial information of Pioneer or Patterson-UTI presented below, all of which was prepared by Pioneer.

While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions that were deemed to be reasonable as of the respective dates the estimates and assumptions were made, but are inherently uncertain and may be beyond the control of Pioneer management. These assumptions include, but are not limited to, Pioneer’s and Patterson-UTI’s future results, oilfield services industry activity, commodity prices, demand for natural gas and crude oil, capital availability, general economic and regulatory conditions and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Pioneer and Patterson-UTI can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized.

In addition, since the unaudited prospective financial information is inherently forward looking and covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Pioneer’s and Patterson-UTI’s business, industry performance, the regulatory environment, general business and economic conditions and other matters described under the section of this proxy statement/prospectus entitled “Risk Factors.” See also “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The unaudited prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Pioneer’s management. Neither PricewaterhouseCoopers LLP nor KPMG LLP has audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the unaudited prospective financial information and, accordingly, neither PricewaterhouseCoopers LLP nor KPMG LLP express an opinion or any other form of assurance with respect thereto. The reports of

PricewaterhouseCoopers LLP and KPMG LLP incorporated by reference into this proxy statement/prospectus relate to the previously issued financial statements of Patterson-UTI and Pioneer, respectively. Such reports do not extend to the unaudited prospective financial information and should not be read to do so.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Pioneer can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Pioneer and Patterson-UTI do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the merger under GAAP, or to reflect changes in general economic or industry conditions.

The unaudited prospective financial information does not take into account all the possible financial and other effects on Pioneer or Patterson-UTI of the mergers, the effect on Pioneer or Patterson-UTI of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers. Further, the unaudited prospective financial information does not take into account the effect on Pioneer or Patterson-UTI of any possible failure of the mergers to occur. None of Pioneer, Patterson-UTI, or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Pioneer or Patterson-UTI stockholder or other person regarding Pioneer or Patterson-UTI ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by Pioneer, Patterson-UTI, their respective advisors or any other person that it is viewed as material information of Pioneer or Patterson-UTI, particularly in light of the inherent risks and uncertainties associated with such forecasts.

In light of the foregoing, and considering the uncertainties inherent in any forecasted information, holders of Pioneer common stock and Pioneer convertible notes and holders of Patterson-UTI common stock are cautioned not to place undue reliance on such information, and Pioneer and Patterson-UTI urge all such holders to review each of Pioneer’s and Patterson-UTI’s most recent SEC filings for a description of Pioneer’s and Patterson-UTI’s reported financial results, respectively. See the section entitled “Where You Can Find More Information.”

Unaudited Prospective Financial Information for Pioneer

The following table sets forth certain summarized prospective financial information regarding Pioneer for 2021 through 2026, which was prepared by Pioneer management prior to the June 30, 2021 meeting at which the Pioneer board considered the mergers.

	2021E	2022E	2023E	2024E	2025E	2026E
	($ in millions)
Revenue	$271.7	$325.5	$355.9	$379.0	$400.6	$423.4
Adjusted EBITDA(1)	$28.2	$40.8	$47.9	$52.9	$57.9	$63.0
Capital Expenditures	$21.5	$34.1	$39.6	$41.6	$43.5	$45.6

(1)

Adjusted EBITDA represents income (loss) before interest expense, income tax (expense) benefit, depreciation and amortization, reorganization items, loss on extinguishment of debt, bad debt expense (recovery), other income (expense), and Merger transaction advisory fees. Adjusted EBITDA is a non-GAAP measure and may not be comparable to other similarly titled measures reported by other companies.

Unaudited Prospective Financial Information for Patterson-UTI

The following table sets forth certain summarized prospective financial information regarding Patterson-UTI for 2021 through 2026, which was prepared by Pioneer management prior to the June 30, 2021 meeting at which the Pioneer board considered the mergers.

	2021E	2022E	2023E	2024E	2025E	2026E
	($ in millions)
Revenue	$1,198.0	$1,584.9	$2,309.9	$2,391.0	$2,842.6	$3,224.6
EBITDA(1)	$169.8	$263.2	$370.7	$453.1	$582.3	$703.6
Capital Expenditures	$160.2	$268.3	$312.5	$331.8	$361.9	$387.0

(1)	EBITDA is defined as income (loss) before interest expense, income tax (expense) benefit, depreciation and amortization.

PIONEER AND PATTERSON-UTI DO NOT INTEND TO, AND DISCLAIM ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE OF THE MERGER AGREEMENT OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING ANY SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).

Opinion of Pioneer’s Financial Advisor

Pioneer retained Piper Sandler to act as financial advisor to the Pioneer board in connection with Pioneer’s consideration of a possible business combination. Pioneer selected Piper Sandler to act as a financial advisor because Piper Sandler is a nationally recognized investment banking firm with substantial experience in transactions similar to the mergers and is familiar with Pioneer, Patterson-UTI and their respective businesses. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of oilfield services companies and their securities in connection with mergers and acquisitions and other corporate transactions.

Piper Sandler acted as an independent financial advisor to the Pioneer board in connection with the proposed mergers and participated in certain of the negotiations leading to the execution of the merger agreement. At the June 30, 2021 meeting at which the Pioneer board considered the mergers, Piper Sandler delivered to the Pioneer board its oral opinion, which was subsequently confirmed in writing on July 5, 2021, to the effect that, as of such date, the exchange ratio was fair, from a financial point of view, to the holders of Pioneer common stock issued and outstanding immediately prior to the effective time. The full text of Piper Sandler’s opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Pioneer common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed mergers.

Piper Sandler’s opinion was directed to the Pioneer board in connection with its consideration of the mergers and the merger agreement and does not constitute a recommendation to any Pioneer stockholder as to how any such Pioneer stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the mergers or the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Pioneer common stock issued and outstanding immediately prior to the effective time and did not address the underlying business decision of Pioneer to engage in the mergers, the form or structure of the mergers or any other transactions contemplated in the merger agreement, the relative merits of the mergers as compared to any other alternative transactions or business strategies that might exist for Pioneer or the effect of any other transaction in which Pioneer might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the mergers by any officer, director or employee of Pioneer, or class of such persons, if any, relative to the amount of compensation to be received in the mergers by any other stockholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee. In connection with its opinion, Piper Sandler has, among other things:

•	reviewed and analyzed the financial terms of a draft of the merger agreement dated as of July 2, 2021;

•	reviewed and analyzed certain financial and other data with respect to Pioneer and Patterson-UTI which was publicly available;

•

reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Pioneer and Patterson-UTI that were publicly available, as well as those that were furnished to Piper Sandler by Pioneer and Patterson-UTI, respectively;

•

conducted discussions with members of senior management and representatives of Pioneer and Patterson-UTI concerning the matters described in each of the two bullets directly above, as well as their respective business prospects before and after giving effect to the mergers;

•

reviewed the current and historical reported prices and trading activity of shares of Patterson-UTI common stock and similar information for certain other companies deemed by Piper Sandler to be comparable to Pioneer;

•	compared the financial performance of Pioneer and Patterson-UTI with that of certain other publicly-traded companies that Piper Sandler deemed relevant;

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Sandler deemed relevant;

•	compared the relative contribution of Pioneer and Patterson-UTI with that of the pro forma combined company resulting from the mergers based on considerations that Piper Sandler deemed relevant; and

•	conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Sandler deemed necessary in arriving at its opinion.

Piper Sandler also discussed with certain members of the senior management of Pioneer and its representatives the business, financial condition, results of operations and prospects of Pioneer and held similar discussions with certain members of the senior management of Patterson-UTI and its representatives regarding the business, financial condition, results of operations and prospects of Patterson-UTI.

In arriving at its opinion, Piper Sandler relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Sandler or discussed with or reviewed by Piper Sandler. Piper Sandler further relied upon the assurances of the management of Pioneer that the financial information provided was prepared on a reasonable basis in accordance with industry practice, and that the management of Pioneer was not aware of any information or facts that would make any information provided to Piper Sandler incomplete or misleading. For the purpose of its opinion, Piper Sandler assumed that with respect to the financial forecasts (including cash balance projections), estimates and other forward-looking information reviewed by Piper Sandler, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of Pioneer as to the expected future results of operations and financial condition of Pioneer and Patterson-UTI to which such financial forecasts, estimates and other forward-looking information relate. Piper Sandler expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Sandler further assumed that the mergers will qualify as a tax-free reorganization for United States federal income tax purposes. Piper Sandler relied, with Pioneer’s consent, on advice of the outside counsel and the independent accountants to Pioneer and on the assumptions of Pioneer management as to all accounting, legal, tax and financial reporting matters with respect to Pioneer, Patterson-UTI and the merger agreement.

In arriving at its opinion, Piper Sandler assumed that the executed merger agreement would be in all material respects identical to the last draft reviewed by it. Piper Sandler relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to its analysis, (ii) each party to such agreements will fully and timely perform, in all respects material to its analysis, all of the covenants and agreements required to be performed by such party, (iii) the mergers will be consummated pursuant to the terms of the merger agreement without amendments thereto and (iv) all conditions to the consummation of the mergers will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Sandler assumed that all the necessary regulatory approvals and consents required for the mergers would be obtained in a manner that would not affect Pioneer, Patterson-UTI or the contemplated benefits of the mergers.

In arriving at its opinion, Piper Sandler did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Pioneer or Patterson-UTI, and was not furnished or provided with any such appraisals or valuations, nor did it evaluate the solvency of Pioneer or Patterson-UTI under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Sandler in connection with its opinion were going concern analyses. Piper Sandler expressed no opinion regarding the liquidation value of Pioneer, Patterson-UTI or any other entity. In addition, with Pioneer’s consent, Piper Sandler’s analysis of the exchange ratio was based on the stock price of Patterson-UTI common stock and other comparable companies as of June 29, 2021. Piper Sandler undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Pioneer, Patterson-UTI or any of their affiliates is a party or may be subject, and at the direction of Pioneer and with its consent, Piper Sandler’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Sandler also assumed that neither Pioneer nor Patterson-UTI is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the mergers.

Piper Sandler’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation as of the date of the opinion; events occurring after the date of the opinion could have materially affected the assumptions used in preparing Piper Sandler’s opinion. Piper Sandler expressed no opinion as to the price at which shares of Pioneer common stock or Patterson-UTI common stock may trade following the announcement of the mergers or at any future time, or any impact of such changes on the exchange ratio. Piper Sandler did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of the opinion and does not have any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to the Pioneer board, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to Pioneer or Patterson-UTI and no transaction is identical to the mergers. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Pioneer and Patterson-UTI and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the exchange ratio, from a financial point of view, to the holders of Pioneer common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Pioneer, Patterson-UTI, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Pioneer board at its July 5, 2021 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the actual value of Pioneer common stock or Patterson-UTI common stock or the prices at which Pioneer or Patterson-UTI shares may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by the Pioneer board in making its determination to approve the mergers and entry into the merger agreement and the analyses described below should not be viewed as determinative of the decision of the Pioneer board with respect to the fairness of the exchange ratio.

Summary of Material Financial Analyses

Piper Sandler reviewed the financial terms of the proposed mergers and the merger agreement, pursuant to which, at the effective time, each share of Pioneer common stock issued and outstanding immediately prior to the effective time, except for certain shares as set forth in the merger agreement, will be converted into the right to receive a number of shares of Patterson-UTI common stock equal to the exchange ratio, with cash paid in lieu of the issuance of any fractional shares of Patterson-UTI common stock. Based on Patterson-UTI’s closing price of $9.94 on June 29, 2021, the exchange ratio implied in the mergers was 1.855x (referred to as the “current exchange ratio”). Based on the foregoing, Piper Sandler calculated an aggregate implied enterprise value range of between approximately $158 million and $313 million for Pioneer based on a range of illustrative closing stock prices for Patterson-UTI of between $5.60 and $12.00 as of June 29, 2021, resulting in a range of implied exchange ratios of between 1.603x and 1.820x.

Select Comparable Company Analyses

Piper Sandler reviewed and compared certain financial information, ratios and public market multiples for Pioneer, Patterson-UTI or both to corresponding information, ratios and public market multiples for the following publicly traded corporations that provide comparable land drilling, pressure pumping or production services as applicable:

•	Ensign Energy Services Inc. (“Ensign”)

•	Helmerich & Payne, Inc. (“H&P”)

•	Liberty Oilfield Services Inc. (“Liberty”)

•	KLX Energy Services, Inc. (“KLX”)

•	NexTier Oilfield Solutions, Inc. (“NexTier”)

•	Nabors Industries Ltd. (“Nabors”)

•	Nine Energy Services, Inc. (“Nine”)

•	Precision Drilling Corporation (“Precision”)

•	ProPetro Holdings Corp. (“ProPetro”)

•	Ranger Energy Services, Inc. (“Ranger”)

Although none of the selected companies is directly comparable to Pioneer or Patterson-UTI, the companies included were chosen because they are publicly traded companies with operations that, in Piper Sandler’s experience and professional judgment for purposes of this analysis, may be considered similar to certain aspects of Pioneer or Patterson-UTI’s operations, financial profile, size, service profile, geographic exposure and end market exposure.

Piper Sandler also calculated and compared various financial multiples and ratios based on information from publicly available historical data and consensus analyst estimates. Enterprise values (“EVs”) were calculated for the purpose of these multiples as adjusted for EBITDA, adjusted book value (calculated as book value of equity plus total debt, preferred equity and minority interest less equity investments and cash), tangible adjusted book value (calculated as adjusted book value less goodwill and other intangibles), super-spec rigs (calculated based on allocation of EV to proportion of North American drilling assets to total assets excluding corporate assets) and hydraulic horsepower (“HHP”). The multiples and ratios were calculated using the applicable closing market prices as of June 29, 2021. The results of these calculations are summarized as follows:

	Capitalization		Enterprise Value To:
	Equity Value (in millions)	EV (in millions)	2019	2020	EBITDA TTM(6)	2021P	2022P
Land Drilling
Ensign	$295	$1,367	4.5x	7.8x	9.6x	7.9x	5.8x
H&P(1)	$3,546	$3,377	4.4x	14.5x	nmf	23.5x	12.0x
Nabors	$871	$3,863	4.8x	6.9x	7.5x	8.6x	7.0x
Precision	$578	$1,481	5.0x	7.1x	8.3x	8.4x	6.4x
Median			4.7x	7.4x	8.3x	8.5x	6.7x

Pressure Pumping
Liberty(2)	$2,533	$2,589	4.8x	nmf	nmf	13.7x	6.6x
NexTier	$1,052	$1,122	3.5x	15.6x	nmf	13.7x	5.6x
ProPetro	$966	$910	1.8x	6.4x	10.6x	6.5x	4.1x
Median			4.1x	11.0x	10.6x	13.7x	6.1x

Production Services
KLX(3)	$85	$297	2.8x	nmf	nmf	8.0x	5.6x
Nine	$89	$356	3.6x	nmf	nmf	nmf	7.0x
Ranger(4)	$132	$161	3.2x	7.5x	17.1x	9.2x	5.0x

Median			3.2x	7.5x	17.1x	8.6x	5.6x
Overall Median			4.4x	7.5x	9.6x	8.9x	6.4x

Patterson-UTI (Consensus)	$1,904	$2,615	4.6x	11.6x	15.3x	16.0x	9.9x
Patterson-UTI (Management)(5)	$1,904	$2,615	4.6x	11.6x	15.3x	15.4x	9.9x
Pioneer (Management)(5)	$222	$272	5.3x	14.7x	21.8x	9.7x	6.7x

(1)	Includes H&P’s calendarized financial results.
(2)	Includes pro forma impact of Liberty’s acquisition of Schlumberger Limited’s OneStim business.
(3)	Includes pro forma impact of KLX’s merger with Quintana Energy Services Inc.
(4)	Omits pro forma impact of Ranger’s acquisition of Patriot Completion Solutions LLC (d/b/a Patriot Well Solutions).
(5)	Estimates are those of the Pioneer management team.
(6)	TTM through March 31, 2021.

Illustrative Sum-of-the-Parts-Analysis

Piper Sandler then performed an illustrative sum-of-the-parts analysis to calculate a range of illustrative equity values of Pioneer by adding illustrative values of (i) 2019 EBITDA and projected 2021 EBITDA from both drilling and production services (excluding contributions from coiled tubing), (ii) 2019 EBITDA and projected 2021 EBITDA from corporate selling, general and administrative expenses and (iii) a hybrid metric of spec rig valuation combined with projected 2022 production services EBITDA. Piper Sandler calculated the illustrative value of Pioneer’s 2019 EBITDA by applying multiples of 4.5x and 5.0x for drilling services and 2.8x and 3.6x for production services, respectively, to Pioneer’s 2019 EBITDA, resulting in EVs of 4.1x and 4.6x, respectively. Piper Sandler then subtracted Pioneer’s net debt as of May 31, 2021 to calculate the implied equity value.

Piper Sandler calculated the illustrative value of Pioneer’s 2021 EBITDA by applying multiples of 8.0x and 10.0x for drilling services and 8.0x and 8.5x for production services, respectively, to Pioneer’s projected EBITDA for 2021, resulting in EVs of 8.0x and 9.8x, respectively. Piper Sandler then subtracted Pioneer’s net debt as of May 31, 2021 to calculate the implied equity value. Piper Sandler calculated illustrative values of Pioneer’s super-spec rig valuation and 2022 production services EBITDA by applying multiples of 8.0x and 8.5x to Pioneer’s projected super-spec rig valuation and production services EBITDA for 2022. Piper Sandler then subtracted Pioneer’s net debt as of May 31, 2021 to calculate the implied equity value.

The EBITDA and super-spec rig valuation metrics were derived by Piper Sandler utilizing its professional judgment and experience, taking into account current and historical trading data and Wall Street analysts’ estimates of EBITDA and super-spec rig valuations, respectively.

Piper Sandler’s analyses resulted in a range of implied equity values of $160.4 million to $224.5 million, a range of EVs of $210.7 million to $274.9 million, and a range of implied exchange ratios of 1.339x to 1.875x, compared to the current exchange ratio of 1.855x.

Select Comparable Transaction Analyses

Using publicly available information, Piper Sandler evaluated the following five transactions in the North American land drilling industry:

					Transaction Value To:
Year	Target	Acquiror	Transaction Value Range	% Cash Consideration	TTM EBITDA	Projected EBITDA
2018	Trinidad Drilling	Ensign	$722	100%	7.8x	6.0x
2018	Xtreme Drilling	AKITA Drilling	$162	21%	nmf	12.9x
2017	Savanna Energy Services	Total Energy Services	$348	4%	7.3x	6.3x
2016	Seventy Seven Energy	Patterson-UTI	$1,760	0%	17.8x	n/a
2015	CanElson Drilling	Trinidad Drilling	$411	10%	5.8x	11.4x
		High	$1,760		17.8x	12.9x
		Median	$348		6.5x	6.2x
		Low	$162		5.8x	6.0x

No transaction utilized as a comparison in the precedent transaction analysis is identical to the mergers. In evaluating the mergers, Piper Sandler made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Mathematical analysis, such as determining the high, median and low, is not in itself a meaningful method of using comparable transaction data. In addition, the transaction multiples for precedent transactions reflect the cyclicality of the drilling industry.

Piper Sandler’s analyses resulted in a range of implied equity values of $22.2 million to $171.7 million, a range of EVs of $72.5 million to $220.0 million, and a range of implied exchange ratios of 0.185x to 1.434x, compared to the current exchange ratio of 1.855x.

Discounted Cash Flow Analysis

Piper Sandler performed a discounted cash flow analysis of Pioneer and Patterson-UTI to calculate the estimated net present value as of March 31, 2021 of the unlevered, after-tax free cash flows that Pioneer and Patterson-UTI were projected to generate from April 1, 2021 through December 31, 2026, in each case, based on the Pioneer management projections for Pioneer and the Pioneer management projections for Patterson-UTI. Piper Sandler calculated a terminal value of each company based on an EBITDA exit multiple, using its professional judgment given the nature and business of each of Pioneer and Patterson-UTI and the industry in which both operate, of 6.0x, to the projected standalone EBITDA of both companies in the terminal year. The terminal value was then discounted to present value using a discount rate of 12.0% for Pioneer and 10.0% for Patterson-UTI based on an estimate of each company’s weighted average cost of capital calculated using the capital asset pricing model, to derive a net present value of $223.6 million for Pioneer and $2,886.9 million for Patterson-UTI, respectively. Piper Sandler then ran a series of sensitivities on the discounted cash flow analysis based on a range of terminal value multiples for both companies of 4.0x to 8.0x, a range of discount rates of 10.0% to 14.0% for Pioneer and a range of discount rates of 8.0% to 12.0% for Patterson-UTI. This resulted in a range of implied equity values for Pioneer of $122.8 to $233.2 million, a range of EVs of $173.1 million to $283.5 million, and a range of implied exchange ratios of 1.025x to 1.948x, compared to the current exchange ratio of 1.855x.

Contribution Analysis

Piper Sandler analyzed the relative contribution of Pioneer and Patterson-UTI to the pro forma relative asset based sum-of-the-parts (high and low) (“SOTP”), discounted cash flow (“DCF”), adjusted EBITDA for 2019, 2020, the twelve months trailing (“TTM”) March 31, 2021, and projected 2021, adjusted book value (“ABV”) and tangible adjusted book value (“TABV”) of the pro forma combined company. This analysis assumed Pioneer senior net debt would be retired with cash by Patterson-UTI. Piper Sandler calculated the relative pro forma ownership under the various contribution percentages and compared the percentage difference to the pro forma ownership resulting from the mergers of 10.5% based on the June 29, 2021 Patterson-UTI share price.

	Implied EV Contribution		Relative Pro Forma Ownership
	Pioneer	Patterson-UTI	Pioneer	Patterson-UTI
SOTP (High)	8.5%	91.5%	9.2%	90.8%
SOTP (Low)	8.2%	91.8%	8.8%	91.2%
DCF(1)	7.2%	92.8%	7.4%	92.6%

EBITDA
2019	8.4%	91.6%	9.1%	90.9%
2020	7.6%	92.4%	8.0%	92.0%
TTM 3/31/21	9.0%	91.0%	9.8%	90.2%
2021P	14.6%	85.4%	17.1%	82.9%

Asset Metrics(2)
ABV (3/31/2021)	7.3%	92.7%	7.6%	92.4%
TABV (3/31/2021)	7.1%	92.9%	7.3%	92.7%

(1)	6.0x terminal multiple and 12.0% weighted average cost of capital for Pioneer and 10.0% weighted average cost of capital for Patterson-UTI.
(2)	Pioneer’s asset values on December 31, 2020 reflect fresh start accounting adjustments.

Piper Sandler’s Relationship

Piper Sandler is acting as Pioneer’s financial advisor in connection with the mergers and will receive a fee from Pioneer for providing such services, a portion of which is contingent upon the closing of the mergers. At the time of announcement of the mergers, Piper Sandler’s transaction fee was approximately $1.5 million. Piper Sandler also received a $750,000 fee from Pioneer upon rendering its opinion, $500,000 of which will be credited towards any advisory fee that may become due and payable to Piper Sandler upon closing of the mergers. Pioneer has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.

In the past, Piper Sandler has provided financial advisory and financing services to Pioneer and Patterson-UTI and their affiliates, including as part of an existing contractual agreement with Patterson-UTI, and may continue to do so and has received, and may receive, fees for the rendering of such services. Patterson-UTI paid Piper Sandler $100,000 in fees in 2019. In addition, in the ordinary course of its business, Piper Sandler and its affiliates may actively trade securities of Pioneer and Patterson-UTI for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Sandler may also, in the future, provide investment banking and financial advisory services to Pioneer, Patterson-UTI or entities that are affiliated with Pioneer or Patterson-UTI, for which Piper Sandler would expect to receive compensation.

Interests of Certain Pioneer Directors and Executive Officers in the Mergers

In considering the recommendation of the Pioneer board that Pioneer stockholders vote in favor of the Pioneer merger proposal and the Pioneer compensation proposal, Pioneer stockholders should be aware of and take into account the fact that certain Pioneer directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Pioneer stockholders generally. The Pioneer board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the mergers, in approving the merger agreement and the transactions contemplated thereby, including the mergers, and in recommending that the Pioneer stockholders approve the Pioneer merger proposal and the Pioneer compensation proposal.

Indemnification, Exculpation and Insurance

In connection with the mergers, Patterson-UTI has agreed that all rights to indemnification, advancement and exculpation existing in favor of the current or former directors and officers of Pioneer and its subsidiaries in the Pioneer certificate of incorporation or the Pioneer bylaws or the corresponding governing documents of its subsidiaries (as in effect on the date of the merger agreement) for acts or omissions occurring prior to the effective time are assumed and performed by the surviving company, with any payments thereof guaranteed by Patterson-UTI, and continue in full force and effect for a period of six years after the effective time, except as otherwise required by applicable law.

The merger agreement requires Patterson-UTI and the surviving company to maintain in effect Pioneer’s current directors’ and officers’ liability insurance covering each person currently covered by such liability insurance policy for acts or omissions occurring prior to the effective time for a period of six years after the effective time, except that Patterson-UTI may (i) substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to Pioneer’s existing policies or (ii) request that Pioneer obtain such extended reporting coverage under its existing insurance programs. In no event shall the aggregate cost of such policy exceed three times the aggregate annual premium paid by Pioneer for fiscal year 2020 for such purpose.

Key Executive Severance Plan

Each of Mr. Matthew S. Porter, Lorne E. Phillips, Brian L. Tucker and Bryce T. Seki is a participant in the Pioneer Energy Services Corp. Key Executive Severance Plan (the “severance plan”), pursuant to which each such executive officer may become eligible to receive severance benefits upon a qualifying termination of employment. While Mr. William Stacy Locke was a participant in the severance plan prior to his resignation, he is no longer a participant in the severance plan.

Under the severance plan, if an executive officer terminates his employment for “good reason” (defined below) or if his employment is terminated by Pioneer or any of its affiliates for any reason other than for “cause” (defined below), then such executive officer would be eligible to receive the following payments and/or benefits, subject to his timely execution and non-revocation of a release of claims in favor of Pioneer and continued compliance with other restrictive covenants, including 12-month non-competition and non-solicitation agreements and non-disclosure and non-disparagement agreements:

•	payment of accrued but unpaid base salary, vacation, and other earned benefits due under Pioneer’s compensation plans, policies and arrangements;

•

cash severance equal to (i) $360,000 for Mr. Porter, (ii) $726,250 for Mr. Phillips, (iii) $700,000 for Mr. Tucker, and (iv) $560,000 for Mr. Seki, in each case, payable within five days following the “waiver effective date” (defined below);

•

continued life insurance under Pioneer’s insurance plan for 12 months following the date of such executive officer’s termination of employment for the executive officer and, where applicable, the executive officer’s dependents; and

•

subject to the executive officer’s timely election of continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), payment of the full cost of continued coverage under Pioneer’s medical plan for the executive officer and his covered dependents pursuant to COBRA until the earlier of (i) 18 months following the applicable termination of employment date and (ii) the end of the month in which the executive officer ceases to be eligible for COBRA. In the event of an executive officer’s death during such 18-month period, the executive officer’s covered dependents would remain eligible for such COBRA premiums in accordance with the foregoing.

For purposes of the severance plan:

•	“cause” generally means the executive officer’s:

•	commission of any act or omission constituting fraud under any Texas law or other applicable law;

•	conviction of or plea of nolo contendere to any felony;

•	embezzlement or theft of property or funds from Pioneer or any of its affiliates;

•

refusal to perform his duties with Pioneer or to follow the instructions of the Pioneer board, the executive officer’s supervisor or another key executive officer of Pioneer that are lawful, reasonable and commensurate with the executive officer’s title and duties, in each case, that remains uncured for ten days following receipt of notice of such conduct;

•	conduct in connection with his duties, performance or responsibilities that is fraudulent, unlawful or grossly negligent; or

•	willful misconduct with respect to the executive officer’s duties that remains uncured for ten days following receipt of notice of such conduct.

•	“good reason” means, generally:

•

a material diminution in the executive officer’s title, authority or responsibilities that is not corrected by Pioneer within five business days after the executive officer’s written notice of such diminution;

•

a reduction in the executive officer’s base salary (unless as part of a reduction program effective for all similarly situated employees that reduces such executive officer’s base salary by no more than 5% in response to or to reasonably forestall a deterioration in Pioneer’s financial condition); or

•	the required relocation of the executive officer’s principal place of business by more than 45 miles.

•	“waiver effective date” means the eighth day following the date on which the executive officer executes and has not revoked the requisite waiver and release agreement.

Treatment of Pioneer Equity-Based Awards

Pioneer has granted awards of restricted stock under the Pioneer Energy Services Corp. 2020 Employee Incentive Plan (the “incentive plan”) to the Pioneer executive officers that are currently outstanding. Pursuant to the terms of the merger agreement and as permitted by the terms of the incentive plan (because the mergers are considered a “change in control” (defined below) under the incentive plan), each unvested restricted stock award held by a Pioneer executive officer will, at the effective time, automatically, and without any action on the part of Pioneer, Patterson-UTI, or the holder thereof become fully vested and be converted into the right to receive a number of shares of Patterson-UTI common stock equal to the product of (a) the number of shares of Pioneer common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio, less any shares withheld to satisfy tax withholding obligations.

The following table sets forth, for each Pioneer executive officer, the aggregate number of shares of Pioneer common stock subject to restricted stock awards held by such executive officer as of August 2, 2021. Mr. Locke does not hold any restricted stock awards or other unvested Pioneer equity awards, and Pioneer’s non-employee directors are not eligible to participate in the incentive plan and do not hold any unvested Pioneer equity awards.

Pioneer Executive Officer Name	Number of Shares of Pioneer Common Stock Subject to Outstanding Pioneer Restricted Stock Awards (#)
Matthew S. Porter	60,000
Lorne E. Phillips	89,856
Brian L. Tucker	89,856
Bryce T. Seki	41,933

For purposes of the incentive plan and the restricted stock award agreements thereunder, “change in control” generally means the consummation of any transaction or series of transactions, pursuant to which one or more persons (as such term is used in Section 13(d) of the Exchange Act and subject to limited exceptions) acquires or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of (i) capital stock of Pioneer possessing (a) the power to vote more than 50% of the capital stock of Pioneer or (b) the voting power sufficient to elect a majority of the members of the Pioneer board or the board of directors of any successor to Pioneer (whether such transaction is effected by merger, consolidation, recapitalization, sale or transfer of Pioneer’s capital stock or otherwise), in either case determined on a fully-diluted basis, or (ii) all or substantially all of the assets of Pioneer and its subsidiaries. The mergers constitute a change in control under the incentive plan.

Quantification of Potential Payments and Benefits to the Named Executive Officers

In accordance with Item 402(t) of Regulation S-K, the below table sets forth the amount of payments and benefits that each of Pioneer’s named executive officers (“NEOs”) would or may receive in connection with the mergers. The payments and benefits described below are calculated based on, to the extent applicable, each NEO’s participation in the severance plan and outstanding restricted shares as of August 2, 2021 and may include certain payments or benefits that are contingent upon services to be provided by such NEO to Pioneer, but only as set forth under the terms and conditions of Pioneer’s arrangements with the NEOs. Accordingly, see the sections captioned “—Key Executive Severance Plan” and “—Treatment of Pioneer Equity-Based Awards” above, for a description of the change in control severance payments and treatment of the NEOs’ equity awards.

Please note that the amounts reported below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described in footnotes to the table. For example, Pioneer has assumed that:

•

the exchange ratio is equal to 1.829, which, pursuant to the terms of the merger agreement, was derived using an assumed relevant price per share of Patterson-UTI common stock of $9.19, which is equal to the average closing market price of the Patterson-UTI common stock over the first five business days following the first public announcement of the mergers on July 6, 2021 (which five-business day period includes July 6, 2021 (because the mergers were announced prior to market open on such date), July 7, 2021, July 8, 2021, July 9, 2021 and July 12, 2021), which price is likely to change between the date of this registration statement and the effective time, which, in conjunction with other relevant factors, will likely cause the exchange ratio to change between the date of this registration statement and the effective time;

•

the relevant price per share of Patterson-UTI common stock received as merger consideration by each of the NEOs is equal to $9.19, which price is likely to change between the date of this registration statement and the effective time;

•	the effective date is August 2, 2021, the latest practicable date prior to the filing of this registration statement; and

•

each NEO will experience a qualifying termination of employment upon the effective date, presumed for purposes of this disclosure to be August 2, 2021, such that severance benefits will be payable to each NEO under the terms of the severance plan.

The actual amounts payable to Pioneer’s NEOs will depend on whether the NEO experiences a qualifying termination, the date of termination (if any), and the terms of the plans or agreements in effect at such time, and accordingly may differ materially from the amounts set forth below.

Golden Parachute Compensation

Name	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Matthew S. Porter	372,223	1,008,511	29,491	1,410,225
Wm. Stacy Locke(1)	—	—	—	—
Lorne E. Phillips	758,518	1,510,345	29,491	2,298,354
Brian L. Tucker	727,952	1,510,345	27,331	2,265,628

(1)

Mr. Locke resigned from his positions as Director, President and Chief Executive Officer effective July 17, 2020, and is no longer a participant in the severance plan or an award holder under the incentive plan.

(2)

These amounts represent cash severance payable under the severance plan upon the NEO’s termination of employment by Pioneer for any reason other than for cause or as a result of the NEO’s resignation for good reason equal to (i) $360,000 for Mr. Porter, $726,250 for Mr. Phillips and $700,000 for Mr. Tucker and (ii) payment of accrued but unused vacation, calculated as of July 23, 2021, the latest practicable calculation date prior to the filing of this registration statement.

(3)

As of the effective time, each of the NEO’s restricted stock awards granted under the incentive plan will become fully vested on a “single-trigger” basis and converted into the right to receive a number of shares of Patterson-UTI common stock equal to the product of (a) the number of shares of Pioneer common stock subject to such award and (b) the exchange ratio, less any shares withheld to satisfy tax obligations. The value of the accelerated restricted stock awards has been calculated for purposes of this table by multiplying the number of shares subject to each NEO’s outstanding restricted stock awards by an assumed exchange ratio of 1.829 and multiplying the resulting product by an assumed share price of $9.19.

(4)

These amounts represent the amount of the life insurance premiums and COBRA medical premiums payable pursuant to the severance plan if the NEO’s employment was terminated by Pioneer for any reason other than for cause or he resigned for good reason and elected COBRA continuation for the full benefits continuation period (18 months for each applicable NEO), determined based upon the premiums in effect on July 1, 2021 and each of the NEO’s elections in place on such date, which are assumed for purposes of this table to remain the same throughout the 18-month period.

Board of Directors and Management of Patterson-UTI Following Completion of the Mergers

Upon completion of the mergers, the current directors and executive officers of Patterson-UTI are expected to continue in their current positions.

Material U.S. Federal Income Tax Consequences

The following is a general discussion of the material U.S. federal income tax consequences of the mergers to U.S. holders (as defined below) of Pioneer common stock who exchange their eligible shares of Pioneer common stock for shares of Patterson-UTI common stock (and cash in lieu of fractional shares of Patterson-UTI common stock, if any) pursuant to the mergers. The following discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial interpretations thereof and published rulings and other positions of the IRS, each as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion is limited to U.S. holders that hold their Pioneer common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the U.S. federal income tax consequences of the mergers, nor does it describe any tax consequences of the mergers arising under the laws of any state, local, or non-U.S. jurisdiction or under any U.S. federal laws other than those pertaining to the income tax or the tax consequences of owning or disposing of Patterson-UTI common stock received in the mergers. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders of Pioneer common stock in light of their individual circumstances (including the impact of the Medicare surtax on certain net investment income) or to U.S. holders of Pioneer common stock that are subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	tax-exempt or governmental organizations;

•	dealers in securities or traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Pioneer common stock as part of a straddle, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	persons that purchased or sell their shares of Pioneer common stock as part of a wash sale;

•	certain former citizens or long-term residents of the United States or persons whose functional currency is other than the U.S. dollar;

•	persons that are not U.S. holders;

•	persons who acquired their Pioneer common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; and

•

persons who actually or constructively hold (or actually or constructively held at any time during the five-year period ending on the date of the mergers) 5% or more of the shares of Pioneer common stock.

THE TAX CONSEQUENCES OF THE MERGERS TO A HOLDER OF PIONEER COMMON STOCK MAY BE COMPLEX AND WILL DEPEND ON SUCH HOLDER’S SPECIFIC SITUATION AND FACTORS NOT WITHIN PATTERSON-UTI’S OR PIONEER’S CONTROL. ALL PIONEER STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO THEM IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

U.S. Holder Defined

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Pioneer common stock that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Pioneer common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, if you are a partner in a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds Pioneer common stock, you should consult your tax advisor regarding the tax consequences to you of the mergers.

Treatment of the Mergers

Assuming that the mergers are completed as currently contemplated, Patterson-UTI and Pioneer intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Patterson-UTI and Pioneer have not requested, and do not intend to request, any ruling from the IRS with respect to the tax consequences of the mergers, and the consummation of the mergers is not conditioned on the mergers qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. There can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. The following discussion, as it relates to the U.S. holders of Pioneer common stock, assumes the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of the Mergers to U.S. Holders of Pioneer Common Stock

Assuming that the mergers, taken together, are treated as described above in “—Treatment of the Mergers”, the material U.S. federal income tax consequences of the mergers to U.S. holders of Pioneer common stock will be as follows:

•

a U.S. holder of Pioneer common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of eligible shares of Pioneer common stock for shares of Patterson-UTI common stock pursuant to the mergers, except with respect to any cash received in lieu of fractional shares of Patterson-UTI common stock (as discussed below);

•

the aggregate tax basis of the shares of Patterson-UTI common stock received by a U.S. holder of Pioneer common stock in the mergers (including any fractional share of Patterson-UTI common stock deemed received and exchanged for cash, as discussed below) will equal the aggregate adjusted tax basis of such U.S. holder’s eligible shares of Pioneer common stock exchanged for such Patterson-UTI common stock; and

•

the holding period of a U.S. holder of Pioneer common stock in the Patterson-UTI common stock received in exchange for eligible shares of Pioneer common stock (including any fractional share of Patterson-UTI common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the Pioneer common stock exchanged for such Patterson-UTI common stock.

If a U.S. holder of Pioneer common stock acquired different blocks of Pioneer common stock at different times or at different prices, such U.S. holder’s basis and holding period in its shares of Patterson-UTI common stock may be determined separately with reference to each block of Pioneer common stock. Any such U.S. holder should consult its tax advisor regarding the tax bases and holding periods of the particular shares of Patterson-UTI common stock received in the mergers.

A U.S. holder of Pioneer common stock who receives cash in lieu of fractional shares of Patterson-UTI common stock generally will be treated as having received such fractional share pursuant to the mergers and then as having sold such fractional share of Patterson-UTI common stock for cash. As a result, such U.S. holder of Pioneer common stock generally will recognize gain or loss equal to the difference between the amount of cash received and the portion of the U.S. holder’s aggregate adjusted tax basis in its Pioneer common stock surrendered that is allocated to such fractional share of Patterson-UTI common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period in the fractional share of Patterson-UTI common stock deemed to be received exceeds one year at the effective time. The deductibility of capital losses is subject to limitation.

The mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Patterson-UTI and Pioneer intend to report the mergers consistent with such qualification. Neither Patterson-UTI nor Pioneer intends to obtain a ruling from the IRS with respect to the tax consequences of the mergers, and the consummation of the mergers is not conditioned on the mergers being treated as a “reorganization” within the meaning of Section 368(a) of the Code. If the IRS or a court determines that the mergers, taken together, should not be treated as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Pioneer common stock would generally recognize taxable gain or loss upon the exchange of Pioneer common stock for Patterson-UTI common stock pursuant to the mergers.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the IRS in connection with the mergers. Further, the consideration payable to U.S. holders in connection with the mergers may be subject to deduction or withholding as required under applicable law. A U.S. holder of Pioneer common stock may be subject to U.S. backup withholding on any cash payments made pursuant to the mergers unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the U.S. backup withholding rules or otherwise is not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, if any, provided that the U.S. holder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS THAT MAY BE IMPORTANT TO A PARTICULAR U.S. HOLDER. PIONEER STOCKHOLDERS ARE STRONGLY URGED TO CONSULT WITH THEIR OWN TAX ADVISORS ABOUT THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO THEM IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING TAX REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

Accounting Treatment of the Mergers

Patterson-UTI prepares its financial statements in accordance with GAAP. The mergers will be accounted for as a business combination, using the acquisition method of accounting with Patterson-UTI being considered the acquirer of Pioneer for accounting purposes. This means that Patterson-UTI will record all assets acquired and liabilities assumed from Pioneer at their acquisition date fair values at the effective date of the mergers.

Regulatory Approvals

Antitrust Clearance

The completion of the mergers is subject to antitrust review in the United States. Under the HSR Act and the rules promulgated thereunder, the mergers cannot be completed until the parties to the merger agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated. The HSR Act waiting period expired at 11:59 p.m., Eastern Time, on August 16, 2021.

At any time before or after consummation of the mergers, the FTC, the DOJ or any state could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers or seeking the divestiture of substantial assets of Patterson-UTI or Pioneer or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Securities and Exchange Commission

Patterson-UTI has filed a registration statement on Form S-4, of which this proxy statement/prospectus is a part, with the SEC under the Securities Act that must be declared effective by the SEC and pursuant to which the issuance of shares of Patterson-UTI common stock issuable pursuant to the merger agreement will be registered with the SEC.

The Nasdaq Global Select Market

In addition, the completion of the mergers is subject to approval for listing of the shares of Patterson-UTI common stock to be issued in the first merger on the NASDAQ.

Exchange of Shares

For information on the exchange of Pioneer common stock for the merger consideration, please see the section titled “The Merger Agreement—Exchange and Payment Procedures.”

Treatment of Pioneer Indebtedness

In connection with the consummation of the second merger, the surviving company will assume all obligations of Pioneer under and in accordance with the Pioneer senior notes indenture and pay all amounts required to repay and retire the Pioneer senior notes thereunder. The Pioneer senior notes will be redeemed at a redemption price equal to 103% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to, but excluding, the closing date. In accordance with the merger agreement and the third supplemental indenture to the Pioneer senior notes indenture entered into in connection with the mergers, the redemption price will be paid in a combination of cash and shares of Patterson-UTI common stock, which will reduce the number of shares to be delivered to Pioneer stockholders and Pioneer convertible noteholders. The amount of cash to be paid upon such redemption will not exceed an amount equal to $30,000,000 plus Pioneer’s cash on hand at closing of the mergers determined in accordance with the merger agreement (the “Pioneer closing cash”) less the Pioneer designated expenses less amounts required to repay in full and retire any indebtedness outstanding under Pioneer’s ABL credit facility (the “Pioneer ABL payoff amount”) and less the amount of accrued interest on the Pioneer convertible notes (the “Pioneer accrued interest”).

The number of shares of Patterson-UTI common stock to be delivered in such redemption will equal (i) the redemption price (including accrued interest) less $30,000,000 less the Pioneer closing cash plus the Pioneer designated expenses plus the Pioneer ABL payoff amount and plus the Pioneer accrued interest, divided by (ii) the product of the average of the Patterson-UTI VWAP for the three consecutive trading days ending on the second trading day immediately preceding the closing date of the mergers and 0.8575.

As of August 2, 2021, Pioneer had no outstanding borrowings and $7.3 million in outstanding letters of credit under the Pioneer ABL credit facility. Prior to closing, Pioneer will fully repay the outstanding borrowings and other amounts outstanding under the Pioneer ABL credit facility (other than letters of credit).

In addition, on the closing date, the exchange agent will set aside shares of Patterson-UTI common stock out of the merger consideration which would be issuable to the holders of the Pioneer convertible notes upon completion of an “accelerated mandatory conversion” (as defined in the Pioneer convertible notes indenture) of the Pioneer convertible notes, and the merger agreement requires Pioneer to take the necessary steps under the Pioneer convertible notes indenture to commence and effect such accelerated mandatory conversion no later than the fifth trading day following the closing date. Upon completion of the accelerated mandatory conversion and compliance by Pioneer convertible noteholders with the applicable conversion procedures in the Pioneer convertible notes indenture, the exchange agent will distribute to the trustee under the Pioneer convertible notes indenture or the holders of the Pioneer convertible notes the shares of Patterson-UTI common stock out of the merger consideration that such holders are entitled to receive.

For a description of Pioneer’s existing indebtedness, see Pioneer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which is incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information” for additional information.

Dividend Policy

Patterson-UTI has historically paid dividends on Patterson-UTI common stock, and the Patterson-UTI board has authority to declare dividends to the holders of Patterson-UTI common stock. The declaration and payment of future dividends, however, will be at the discretion of the Patterson-UTI board and will depend on, among other things, Patterson-UTI’s earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the Patterson-UTI board deems relevant.

Subject to limited exceptions, the merger agreement generally prohibits Patterson-UTI (unless consented to in advance by Pioneer, which consent may not be unreasonably withheld, conditioned, or delayed) from declaring, setting aside or paying dividends or making any other distributions to its stockholders until the earlier of the effective time and the termination of the merger agreement in accordance with its terms, except for quarterly cash dividends on shares of Patterson-UTI common stock with customary declaration, record and payment dates in accordance with Patterson-UTI’s current dividend policy.

Pioneer has not paid or declared any dividends on Pioneer common stock and does not anticipate declaring or paying any cash dividends to holders of Pioneer common stock in the foreseeable future.

Subject to limited exceptions, the merger agreement generally prohibits Pioneer (unless consented to in advance by Patterson-UTI, which consent may not be unreasonably withheld, conditioned, or delayed) and any subsidiary of Pioneer from declaring, setting aside or paying dividends or making any other distributions to its stockholders until the earlier of the effective time and the termination of the merger agreement in accordance with its terms, except for dividends by a wholly-owned subsidiary of Pioneer to its parent.

For additional information on the treatment of dividends pursuant to the merger agreement, see “The Merger Agreement—Conduct of Business.”

Listing of Patterson-UTI Common Stock; Deregistration of Pioneer Common Stock

It is a condition to the consummation of the mergers that the shares of Patterson-UTI common stock to be issued in the first merger be approved for listing on the NASDAQ.

Shares of Pioneer common stock are currently not listed on any securities exchange, and there is no established public trading market for Pioneer common stock. When the mergers are completed, the Pioneer common stock will be deregistered under the Exchange Act.

Appraisal Rights or Dissenters’ Rights

If the mergers are completed, holders of Pioneer common stock who do not vote in favor of the Pioneer merger proposal are entitled to appraisal rights under Section 262 solely with respect to their shares of Pioneer common stock (and not, for the avoidance of doubt, with respect to any Pioneer convertible notes held by them), provided that they comply with the conditions established by Section 262.

The discussion below is not a complete summary regarding appraisal rights available to holders of Pioneer common stock under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus as Annex C. Holders of Pioneer common stock intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that holders of Pioneer common stock exercise their appraisal rights under Delaware law.

Under Section 262, when a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation must, not less than 20 days prior to the meeting, notify each of its stockholders who was a stockholder on the record date for notice of such meeting with respect to shares of which appraisal rights are available that appraisal rights are available and include in the notice a copy of Section 262. This proxy statement/prospectus constitutes Pioneer’s notice to holders of Pioneer common stock of the availability of appraisal rights in connection with the mergers.

A stockholder wishing to exercise the right to demand appraisal of his, her or its shares of Pioneer common stock must not vote in favor of the Pioneer merger proposal and must deliver to Pioneer a separate written demand for appraisal of his, her or its shares before the vote with respect to the Pioneer merger proposal is taken. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the approval of the Pioneer merger proposal and the adoption of the merger agreement such that a proxy, abstention or vote against the Pioneer merger proposal will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. A demand for appraisal must reasonably inform Pioneer of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Pioneer common stock held by such stockholder. If the mergers are completed, within 10 days after the effective time, the surviving corporation must give written notice that the mergers have become effective to each holder of Pioneer common stock who has not voted in favor of the Pioneer merger proposal and has otherwise complied with Section 262.

All demands for appraisal should be addressed and delivered to Pioneer Energy Services Corp., 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209, Attn: Bryce Seki, VP – General Counsel, and must be executed by, or on behalf of, the stockholder of record of shares of Pioneer common stock. ALL DEMANDS MUST BE DELIVERED TO PIONEER BEFORE THE VOTE ON THE PIONEER MERGER PROPOSAL IS TAKEN AT THE PIONEER SPECIAL MEETING.

If a holder of Pioneer common stock fails to deliver a written demand for appraisal within the time period specified above, such holder’s shares of Pioneer common stock will be cancelled for no additional consideration as provided for in the merger agreement, and will have no appraisal rights with respect to his, her or its shares of Pioneer common stock.

To be effective, a demand for appraisal by a holder of Pioneer common stock must be made by, or in the name of, the registered stockholder. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Pioneer. The beneficial owner must, in these cases, have the registered owner, such as a broker, fiduciary, depositary or other nominee follow the steps summarized herein. If shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, such demand must be executed by or for the record owner. If the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in exercising the demand, he or she is acting as agent for the record owner. If a stockholder holds shares of Pioneer common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of Pioneer common stock of record from the date of making the demand through the effective time.

If you hold your shares of Pioneer common stock in a brokerage account or in another custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the effective time, any holder of Pioneer common stock who has demanded an appraisal, but has neither commenced an appraisal proceeding nor joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the mergers. If, following a demand for appraisal, a holder of Pioneer common stock has withdrawn his, her or its demand for appraisal in accordance with Section 262, such stockholder will receive no additional consideration for his, her or its shares of Pioneer common stock in accordance with the terms of the merger agreement.

Within 120 days after the effective time, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive from the surviving corporation a written statement setting forth the aggregate number of shares not voted in favor of the Pioneer merger proposal and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be given to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective time, either the surviving corporation or any stockholder who has complied with the conditions of Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the “fair value” of the shares of Pioneer common stock held by all dissenting stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Pioneer has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, holders of Pioneer common stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

If a petition for appraisal is timely filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. The Register in Chancery, if so ordered by the Delaware Court of Chancery, must give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving corporation and to the stockholders shown on the list at the addresses therein stated. Such notice must also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Delaware Court of Chancery deems advisable. The forms of the notices by mail and by publication must be approved by the Delaware Court of Chancery, and the costs thereof will be borne by the surviving corporation. After the Register in Chancery provides notice to those stockholders and the surviving corporation, if so ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares and who hold certificated shares of Pioneer common stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery’s determination of the holders of Pioneer common stock entitled to appraisal, an appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the shares of Pioneer common stock, exclusive of any element of value arising from the accomplishment or expectation of the mergers, together with interest, if any, to be paid upon the amount determined to be the “fair value.” Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as otherwise provided in Section 262, interest on an appraisal award from the effective date through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount paid and the “fair value” of the shares as determined by the Delaware Court of Chancery and (b) interest theretofore accrued, unless paid at that time. Upon application by the surviving corporation or by any stockholder entitled to participate in the appraisal proceeding, the Delaware

Court of Chancery may, in its discretion, proceed to trial upon the appraisal before the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving corporation and who has submitted such stockholder’s stock certificates to the Register in Chancery, if so required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262.

When the “fair value” is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if any, by the surviving corporation to the stockholders entitled to receive the same, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by stock certificates upon the surrender to the surviving corporation of the stock certificates representing such stock.

In determining the “fair value” of the shares of Pioneer common stock, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

The Delaware Supreme Court has stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or that could be ascertained as of the date of the mergers that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the mergers.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the mergers and not the product of speculation, may be considered.”

Pioneer does not anticipate offering any consideration to any holder of Pioneer common stock exercising appraisal rights. The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such an order, each party bears its own expenses. From and after the effective time, no holder of Pioneer common stock who has duly demanded appraisal in compliance with Section 262 shall be entitled to vote such shares of Pioneer common stock subject to that demand for any purpose, or to receive payments of dividends or any other distributions with respect to those shares, other than with respect to dividends or distributions payable to record stockholders as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder delivers to the surviving corporation a written withdrawal of his, her or its demand for appraisal and an acceptance of the terms of the mergers within 60 days after the effective time, then the right of such stockholder to appraisal will cease and that stockholder will be entitled to receive no additional consideration in accordance with the terms of the merger agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court, which approval may be conditioned upon any terms the Delaware Court of Chancery deems just. However, the foregoing will not affect the right of any holder of Pioneer common stock who has not commenced an appraisal proceeding or joined an appraisal proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the mergers within 60 days after the effective time.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, holders of Pioneer common stock who may wish to not approve the Pioneer merger proposal and instead pursue appraisal rights should consult their legal advisors. To the extent there are any inconsistencies between the foregoing summary and Section 262, Section 262 will govern.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached as Annex C to this proxy statement/prospectus.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein, and certain exhibits thereto. The summary of the material provisions of the merger agreement below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Patterson-UTI and Pioneer encourage you to read carefully the merger agreement in its entirety before making any investment or voting decisions as it is the principal legal document governing the business combination between Patterson-UTI and Pioneer described in this proxy statement/prospectus. This section is only intended to provide you with information regarding the terms of the merger agreement. Neither Patterson-UTI nor Pioneer intends that the merger agreement be a source of business or operational information about Patterson-UTI or Pioneer. Accordingly, the representations, warranties, covenants, and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this proxy statement/prospectus and in the public filings Patterson-UTI and Pioneer make with the SEC, as described in “Where You Can Find More Information.”

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Patterson-UTI and Pioneer are responsible for considering whether additional disclosure of material information is required to make the statements in this proxy statement/prospectus not misleading. Factual disclosures about Patterson-UTI and Pioneer contained in this proxy statement/prospectus or Patterson-UTI’s or Pioneer’s public reports filed with the SEC may supplement, update, or modify the factual disclosures about Patterson-UTI or Pioneer contained in the merger agreement and described in the summary. The representations, warranties, and covenants made in the merger agreement by Patterson-UTI and Pioneer are qualified and subject to important limitations agreed to by Patterson-UTI and Pioneer in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from what is generally relevant to stockholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. The representations and warranties in the merger agreement will not survive the completion of the mergers. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included or incorporated by reference into this proxy statement/prospectus. For the foregoing reasons, the representations, warranties, and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information.”

Terms of the Mergers; Merger Consideration

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, (i) at the effective time, Merger Sub Inc. will merge with and into Pioneer, with Pioneer surviving the merger as the surviving corporation (the “first merger”), and (ii) immediately following the first merger, Pioneer, as the surviving corporation of the first merger, will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as a direct wholly-owned subsidiary of Patterson-UTI.

Upon the terms of the merger agreement and as more fully described below, Patterson-UTI will acquire Pioneer for aggregate consideration of up to 26,275,000 shares of Patterson-UTI common stock and $30,000,000 of cash. Additionally, all Pioneer debt is being retired in connection with the mergers with a portion of such shares and cash and with the Pioneer closing cash.

As more fully described below, subject to certain exceptions, Pioneer stockholders and Pioneer convertible noteholders will be issued shares of Patterson-UTI common stock according to an exchange ratio to be determined at the closing of the mergers. The exchange ratio will equal the quotient obtained by dividing (i) the share cap less the shares of Patterson-UTI common stock to be delivered to the Pioneer senior noteholders in the redemption of the Pioneer senior notes by (ii) the aggregate number of shares of Pioneer common stock (including Pioneer common stock subject to restricted stock awards) issued and outstanding immediately prior to the effective time (excluding shares of Pioneer common stock held in the treasury of Pioneer or owned, directly or indirectly, by Patterson-UTI or Merger Sub Inc. immediately prior to the effective time (the “excluded shares”)) plus the number of shares of Pioneer common stock into which the Pioneer convertible notes are convertible immediately prior to the effective time (assuming physical settlement as specified in the Pioneer convertible notes indenture). For this purpose, “share cap” means 26,275,000; provided that, if the average of the Patterson-UTI VWAP for the 10 consecutive trading days ending with the last complete trading day prior to the closing date is greater than $11.00, the share cap will be reduced by an amount equal to one-half of (x) 26,275,000 less (y) the quotient obtained by dividing 289,025,000 by such average and rounding to the nearest whole integer.

Upon the terms and subject to the conditions set forth in the merger agreement, at the effective time, each share of Pioneer common stock then issued and outstanding (including Pioneer common stock subject to restricted stock awards but excluding excluded shares and dissenting shares) will be converted automatically into the right to receive a number of shares of Patterson-UTI common stock equal to the exchange ratio, with cash paid in lieu of the issuance of any fractional shares of Patterson-UTI common stock. Additionally, the Pioneer convertible notes will be subject to an accelerated mandatory conversion pursuant to the Pioneer convertible notes indenture, as described above in “The Mergers—Treatment of Pioneer Indebtedness.”

In connection with the closing of the mergers under the merger agreement, the Pioneer senior notes will be redeemed at a redemption price consisting of a combination of cash and shares of Patterson-UTI common stock, which will reduce the number of shares to be delivered to Pioneer stockholders and Pioneer convertible noteholders, as described above in “The Mergers—Treatment of Pioneer Indebtedness.”

In addition, each award of restricted common stock of Pioneer granted under the Pioneer stock plan issued and outstanding immediately prior to the effective time will be treated as described below in “ —Treatment of Pioneer Equity-Based Awards.”

The maximum number of shares of Patterson-UTI common stock to be issued and the maximum amount of cash to be delivered by Patterson-UTI in the mergers and the other transactions contemplated by the merger agreement will be 26,275,000 shares and $30,000,000 in cash, which includes all amounts required to retire the Pioneer senior notes, the Pioneer convertible notes and any debt outstanding under the Pioneer ABL credit facility, together with the payment of the merger consideration to holders of Pioneer common stock, subject to appraisal rights that may be exercised by such holders under Delaware law.

Patterson-UTI will not issue any fractional shares of Patterson-UTI common stock in connection with the mergers. In lieu of any fractional shares of Patterson-UTI common stock to which a Pioneer stockholder and Pioneer convertible noteholder would otherwise have been entitled, each Pioneer stockholder and Pioneer convertible noteholder shall receive cash, without interest, in an amount equal to the product of (i) such fractional part of a share of Patterson-UTI common stock multiplied by (ii) the average of the volume weighted average trading prices of Patterson-UTI common stock on the NASDAQ for the ten consecutive trading days ending with the last complete trading day prior to the closing date, as reported by Bloomberg, L.P. (the “fractional share consideration”).

Closing and Effective Time of the Mergers

Unless the parties agree otherwise, the closing of the mergers will take place on a date that is two business days following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to closing (other than any such conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions).

Upon the terms and subject to the provisions of the merger agreement, as soon as practicable on the closing date, a certificate of merger with respect to the first merger will be filed with the Secretary of State of the State of Delaware. The first merger will become effective at the time on the closing date as the parties agree in writing and specify in the certificate of merger. In addition, as soon as practicable on the closing date, a certificate of merger with respect to the second merger will be filed with the Secretary of State of the State of Delaware, and the second merger will become effective one minute after the effective time, as will be specified in the certificate of merger.

Patterson-UTI and Pioneer have targeted to complete the mergers in the fourth quarter of 2021, subject to receipt of the required Pioneer stockholder approval, regulatory approvals and the satisfaction or waiver of the other conditions to the mergers (described below under “—Conditions Precedent to the Mergers”).

Treatment of Pioneer Equity-Based Awards

At the effective time, each award of restricted common stock of Pioneer granted under the Pioneer stock plan that is outstanding immediately prior to the effective time will become fully vested and eligible to receive the merger consideration and treated as any other shares of Pioneer common stock. As of the effective time, the Pioneer stock plan will terminate, and no holder of an award of restricted common stock of Pioneer or any participant in any other employee incentive or benefit plan, program or arrangement or any non-employee director plan maintained by Pioneer will have any rights to acquire, or other rights in respect of, the capital stock of Pioneer, the surviving corporation, the surviving company or any of their subsidiaries, except for the right to receive the merger consideration.

Exchange and Payment Procedures

The conversion of Pioneer common stock into the right to receive the merger consideration will occur automatically at the effective time. Continental Stock Transfer & Trust Company will be the exchange agent in the mergers and will exchange certificates for the merger consideration and perform other duties as provided in the merger agreement.

Letter of Transmittal

As soon as reasonably practicable after the effective time, the exchange agent will mail a letter of transmittal to each holder of record of certificated shares of Pioneer common stock that were converted into the right to receive the merger consideration. This mailing will contain instructions on how to surrender certificates in exchange for the merger consideration, any fractional share consideration and any dividends or distributions payable under the terms of the merger agreement.

If a certificate for Pioneer common stock has been lost, stolen or destroyed, the exchange agent will deliver the consideration properly payable under the merger agreement upon receipt of an affidavit, in form and substance reasonably acceptable to Patterson-UTI and the exchange agent, as to that loss, theft or destruction and the posting of any bond determined by Patterson-UTI or the exchange agent as reasonably necessary as indemnity against any related claim.

Book-Entry Shares

Promptly after the effective time, and in any event no later than the third business day thereafter, the surviving company will cause the exchange agent to issue and send to each holder of uncertificated eligible shares of Pioneer common stock represented by book entry (i) a notice advising such holders of the effectiveness of the mergers, (ii) a statement reflecting the number of shares of Patterson-UTI common stock that such holder has the right to receive and (iii) a check or wire transfer in the amount equal to any dividends and distributions on the shares of Patterson-UTI common stock issuable as merger consideration and cash payable in lieu of any fractional shares of Patterson-UTI common stock.

Pioneer Convertible Notes

On the closing date, the exchange agent will set aside shares of Patterson-UTI common stock out of the merger consideration which would be issuable to the holders of the Pioneer convertible notes upon completion of an “accelerated mandatory conversion” (as defined in the Pioneer convertible notes indenture) of the Pioneer convertible notes. The merger agreement requires Pioneer to take the necessary steps under the Pioneer convertible notes indenture to commence and effect such accelerated mandatory conversion no later than the fifth trading day following the closing date. Upon completion of the accelerated mandatory conversion and compliance by Pioneer convertible noteholders with the applicable conversion procedures in the Pioneer convertible notes indenture, the exchange agent will distribute to the trustee under the Pioneer convertible notes indenture or the holders of the Pioneer convertible notes the shares of Patterson-UTI common stock out of the merger consideration that such holders are entitled to receive.

Withholding

The parties to the merger agreement and the exchange agent will each be entitled to deduct and withhold from any consideration payable pursuant to the merger agreement such amounts it determines in good faith it is required to deduct and withhold with respect to making such payment under applicable tax laws; if any amounts are so properly deducted or withheld, then such amounts will be treated for all purposes of the merger agreement as having been paid to the person from whom they were deducted or withheld.

Dividends and Distributions

Until Pioneer common stock certificates or book-entry shares are surrendered for exchange or a duly completed and a validly executed letter of transmittal regarding the shares of Pioneer common stock is delivered, no dividends or other distributions with respect to Patterson-UTI common stock with a record date after the effective time will be paid to the holder of any unsurrendered certificate with respect to the shares of Pioneer common stock that such holder has the right to receive upon the surrender.

Representations and Warranties

The merger agreement contains customary representations and warranties of Patterson-UTI and Pioneer relating to their respective businesses. With limited exceptions, the representations and warranties in the merger agreement do not survive the effective time.

Each of Patterson-UTI and Pioneer has made representations and warranties to the other regarding, among other things:

•	corporate matters, including organization, standing and power, capitalization and, with respect to Pioneer, subsidiaries;

•

authority relative to execution and delivery of the merger agreement and the transactions contemplated by the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers;

•	SEC filings and financial statements contained in those filings;

•	internal controls and disclosure controls and procedures;

•	the absence of undisclosed liabilities;

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents;

•	the absence of certain changes or events;

•	compliance with applicable laws and permits; and

•	finders or brokers.

Pioneer also made additional representations and warranties relating to:

•	litigation;

•	employee benefit plans;

•	employment and labor matters;

•	environmental matters;

•	tax matters;

•	material contracts;

•	insurance;

•	title to and condition of assets;

•	real property;

•	intellectual property;

•	state takeover laws;

•	the absence of a rights plan;

•	related party transactions;

•	privacy and security;

•	relations with governments and compliance with export control anti-bribery laws;

•	reorganization;

•	customers and suppliers; and

•	receipt of its financial advisor’s opinion.

Additional representations and warranties were made only by Patterson-UTI as to the listing and registration of the Patterson-UTI common stock, activities of Merger Sub Inc. and Merger Sub LLC, access to funds sufficient to consummate the transactions contemplated by the merger agreement and tax treatment of the mergers.

The representations and warranties described above and included in the merger agreement were made by each of Patterson-UTI and Pioneer to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by Patterson-UTI and Pioneer in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between Patterson-UTI and Pioneer rather than to establish matters as facts.

The merger agreement is described herein and included as Annex A to this proxy statement/prospectus only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Patterson-UTI, Pioneer or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

Definition of Material Adverse Effect

In determining whether a material adverse effect has occurred or is reasonably likely to occur with respect to Patterson-UTI or Pioneer, the parties will disregard effects resulting from:

1.	changes in general economic or financial market conditions, including changes in interest or exchange rates;

2.

changes generally affecting the industries (or segments thereof) in which either party or any of its subsidiaries are engaged (including changes in commodity prices, general market prices and regulatory changes affecting such industries generally);

3.

changes or proposed changes in GAAP or other accounting standards or interpretations thereof or in any applicable law, interpretations thereof or regulatory conditions or any changes in the enforcement of any of the foregoing or in general legal or regulatory conditions;

4.

the outbreak or escalation of hostilities, acts of war (whether or not declared), military actions or acts of terrorism or the occurrence of any natural disasters, global or regional pandemics or disease outbreaks (including the existence, response to and impact of the COVID-19 pandemic), but not any such event resulting in any damage or destruction to or loss of such party’s or its subsidiaries’ physical properties to the extent such change or effect would otherwise constitute or contribute to a material adverse effect;

5.

any change, in and of itself, in the market price or trading volume of such party’s securities; provided that the exception in this bullet shall not prevent or otherwise affect a determination that any underlying event, change, circumstance, occurrence or effect that is the cause of such failure has resulted in a material adverse effect to the extent not otherwise falling within any of the other exceptions set forth in bullets (1) through (7) hereof;

6.

any failure by such party to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings, cash flow or cash position or other financial, accounting or operating measures or metrics (whether such projections, forecasts, estimates or predictions were made by such party or independent third parties) for any period; provided that the exception in this bullet shall not prevent or otherwise affect a determination that any underlying event, change, circumstance, occurrence or effect that is the cause of such failure has resulted in a material adverse effect to the extent not otherwise falling within any of the other exceptions set forth in bullets (1) through (7) hereof; and

7.	the announcement or pendency of the merger agreement or the mergers or the other transactions contemplated thereby.

However, the exceptions laid out in (1) through (7) may be considered to the extent disproportionately affecting Patterson-UTI or Pioneer relative to other participants in the industries in which that party and its subsidiaries operate.

Conduct of Business

Each of Patterson-UTI and Pioneer has undertaken customary covenants that place restrictions on it until the effective time or, if earlier, termination of the merger agreement. Each of Patterson-UTI and Pioneer has agreed to operate its business only in the ordinary course of business consistent with past practice, and Pioneer has also agreed to use commercially reasonable efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others with whom it has business dealings.

Pioneer has also agreed that, with certain exceptions as may be required by law or the merger agreement or as set forth in disclosure schedules to the merger agreement, and except with Patterson-UTI’s prior written consent, Pioneer will not, and will not permit any of its subsidiaries to undertake the following actions, among other things:

•

(1) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly owned subsidiary of Pioneer to its parent, (2) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of Pioneer or its subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or (3) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

•

issue, deliver, sell, grant, pledge or otherwise encumber or subject to any encumbrance any shares of its capital stock or other equity interests or any securities convertible into, exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Pioneer on a deferred basis or other rights linked to the value of shares of Pioneer common stock, including pursuant to contracts as in effect on the date or the merger agreement (other than the issuance of shares of Pioneer common stock upon the conversion of the Pioneer convertible notes outstanding on June 29, 2021 in accordance with their terms as in effect on such date);

•

amend or otherwise change, or authorize or propose to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents) which is adverse in any manner to the transactions contemplated hereby;

•

directly or indirectly acquire or agree to acquire (1) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (2) any assets that are otherwise material to Pioneer and its subsidiaries, other than (A) parts and accessories necessary for the ongoing operation of the business of Pioneer or other assets included in inventory, in the ordinary course of business consistent with past practice, (B) acquisition of assets in order to maintain and sustain Pioneer’s and its subsidiaries’ drilling rigs, production equipment or rental equipment in the ordinary course of business consistent with past practice or (C) pursuant to material contracts of Pioneer as in effect on the date of the merger agreement;

•

directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any encumbrance or otherwise dispose in whole or in part of any of its properties, assets or rights or any interest therein, except (1) sales of inventory and obsolete equipment in the ordinary course of business consistent with past practice or (2) sales of any of those assets held for sale by Pioneer and set forth on the disclosure schedules to the merger agreement;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•

(1) incur, create, assume or otherwise become liable for, or repay, redeem, retire, repurchase or prepay, any Indebtedness, or amend, modify or refinance any indebtedness other than (x) accrued interest under

Pioneer’s senior notes and the Pioneer convertible notes, (y) in accordance with the Pioneer senior notes indenture or (z) draws in an amount no greater than $5,000,000 in the aggregate or the issuance of letters of credit under Pioneer’s ABL credit facility in the ordinary course of business consistent with past practice; (2) make any loans, advances or capital contributions to, or investments in, any other person, other than Pioneer or any of its direct or indirect wholly owned subsidiaries and except with respect to advancement or indemnification of expenses or losses incurred by current or former directors or officers of Pioneer or its subsidiaries as required by the organizational documents of Pioneer or any of its subsidiary in effect on the date hereof; (3) amend or supplement the Pioneer senior notes indenture or the Pioneer convertible notes indenture in any manner which adversely impacts the mergers or imposes any liability upon Patterson-UTI or its subsidiaries (including the surviving company and its subsidiaries after the mergers); or (4) pay any Pioneer designated expenses;

•

except as specified in the capital expenditure budget set forth in the disclosure schedules to the merger agreement, incur or commit to incur any capital expenditure in excess of $500,000 individually or capital expenditures in excess of 120% of the capital expenditures provided for in such budget in the aggregate, or authorization or commitment with respect thereto, other than to repair damage resulting from insured casualty events where there is a reasonable basis for a claim of insurance or as necessary to address emergencies, whether caused by war, terrorism, weather events, public health events (including pandemics), outages or otherwise;

•

(1) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of the merger agreement of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of Pioneer included in any of the forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Pioneer since January 1, 2019 prior to the date of the merger agreement (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (2) cancel any material indebtedness owed to Pioneer or any of its subsidiaries, or (3) waive, release, grant or transfer any right of material value;

•

except in the ordinary course of business consistent with past practice where such contract (1) provides for a term no longer than twelve months from the date of execution, (2) is terminable by Pioneer or any of its subsidiaries without penalty upon 30 days’ notice or less or (3) is in connection with any matter to the extent such matter is permitted by any other clause of the merger agreement and does not relate to any matter otherwise prohibited by the merger agreement, (A) modify, amend, terminate, cancel or extend any material contract or (B) enter into any contract that if in effect on the date hereof would be a material contract;

•

commence any action (other than an action as a result of an action commenced against Pioneer or any of its subsidiaries), or compromise, settle or agree to settle any action (including any action relating to the merger agreement or the transactions contemplated thereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of $250,000 individually or $500,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, Pioneer;

•	change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP, or revalue any of its material assets;

•

make, change, or revoke any material tax election, policy or practice, file any material amended tax return, enter into any material “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. applicable law), surrender any right to claim a material tax refund or any portion thereof, settle or compromise any material tax claim or liability, incur any liability for taxes other than in the ordinary course of business, waive or extend any statute of limitations in respect of taxes or period within which an assessment or reassessment of material taxes may be issued other than in the ordinary course of business consistent with past practice, prepare or file any tax return, in a manner inconsistent with past practices, elections, and methods of Pioneer and its subsidiaries, grant any power of attorney with respect to taxes; or enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement, tax holiday or any closing or other similar agreement, or apply for tax-related relief under any law intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn or take any action that could prevent Patterson-UTI from applying for tax-related relief under any such law after the closing date, in each case relating to taxes imposed on Pioneer or its subsidiaries;

•	change its fiscal year;

•

except to the extent required under the terms of any Pioneer benefit plan, (1) grant any current or former director, officer, employee or independent contractor any increase in compensation, bonus or other benefits, or grant any type of compensation or benefits to any current or former director, officer, employee or independent contractor not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any current or former director, officer, employee or independent contractor, (2) grant or pay to any current or former director, officer, employee or independent contractor any severance, change in control or termination pay, or approve any modifications thereto or increases therein, (3) pay any benefit or grant or amend any award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Pioneer benefit plan or awards made thereunder) except as required to comply with any applicable law or any Pioneer benefit plan in effect as of the date hereof, (4) adopt or enter into any collective bargaining agreement or other labor union contract, (5) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Pioneer benefit plan or other contract or (6) adopt any new employee benefit or compensation plan or arrangement or amend, modify or terminate any existing Pioneer benefit plan, other than as required by applicable law;

•	hire or engage any (1) employees at the executive level or higher or (2) other than in the ordinary course of business consistent with past practice, any other employees or other service providers;

•

terminate any employees of Pioneer or its subsidiaries or otherwise cause any employees of Pioneer or its subsidiaries to resign, in each case other than (1) non-executive employees in the ordinary course of business consistent with past practice or (2) for cause or poor performance (documented in accordance with Pioneer’s past practices);

•	conduct a “plant closing” or “mass layoff” (as those terms are defined under the WARN Act);

•	enter into any collective bargaining agreement with any labor organization;

•

fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of Pioneer and its subsidiaries as currently in effect;

•	renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of Pioneer or any of its subsidiaries;

•	enter into any new line of business outside of its existing business;

•

accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, or reduce inventories, in each case except in the ordinary course of business consistent with past practice;

•

enter into any new lease or amend the terms of any existing lease of real property that would require payments over the remaining term of such lease in excess of $100,000, or provide any person the right to use the real property owned by Pioneer or any of its subsidiaries or any portion thereof;

•	take any action (or omit to take any action) if such action (or omission) would reasonably be expected to result in any of the conditions to the mergers not being satisfied by the outside date; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Patterson-UTI has also agreed that, with certain exceptions as may be required by law or the merger agreement or as set forth in the disclosure schedules to the merger agreement, and except with Pioneer’s prior written consent, Patterson-UTI will not undertake the following actions, among other things:

•

(1) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for the payment by Patterson-UTI of quarterly cash dividends on shares of Patterson-UTI common stock with customary declaration, record and payment dates in accordance with Patterson-UTI’s current dividend policy, or (2) split, combine, or reclassify any of its capital stock or other equity or voting interests, or issue any other securities in respect of, in lieu of, or in substitution for shares of its capital stock or other equity or voting interests;

•

purchase, redeem, or otherwise acquire any shares of capital stock or any other equity securities of Patterson-UTI or any securities convertible into or exchangeable for such shares of capital stock or other equity securities or any options, warrants, calls, or rights to acquire any such shares or other equity securities, other than (1) the acquisition by Patterson-UTI of shares of Patterson-UTI common stock in connection with the surrender of shares of Patterson-UTI common stock by holders of Patterson-UTI stock options in order to pay the exercise price thereof, (2) the withholding of shares of Patterson-UTI common stock to satisfy tax obligations or the purchase price payable with respect to awards granted pursuant to Patterson-UTI’s employee benefit plans, (3) the acquisition by Patterson-UTI of shares subject to awards granted pursuant to Patterson-UTI’s employee benefit plans in connection with the net settlement or forfeiture of such awards and (4) repurchases pursuant to Patterson-UTI’s publicly disclosed stock buyback program in amounts not exceeding the amounts authorized by Patterson-UTI’s board as of the date of the merger agreement;

•

amend or otherwise change, or authorize or propose to amend or otherwise change, its certificate of incorporation or by-laws in a manner that could reasonably be expected to adversely affect the consummation of the transactions contemplated by the merger agreement or adversely affect in any material respect the rights of holders of the Patterson-UTI common stock;

•

adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization other than such transactions among wholly-owned subsidiaries of Patterson-UTI;

•	except as required by GAAP, change its fiscal year, or make any material changes in financial accounting methods, principles, or practices;

•	take any action (or omit to take any action) if such action (or omission) would reasonably be expected to result in any of the conditions to the mergers not being satisfied by the outside date; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

No Solicitation; Recommendation

Except as expressly permitted by the merger agreement, from the date of the merger agreement to the earlier of the effective time or the termination of the merger agreement, Pioneer will not, and will cause its subsidiaries and their respective directors, officers or employees not to, and will use commercially reasonable efforts to cause its and its subsidiaries’ respective investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives not to, directly or indirectly:

•

solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any acquisition proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to any acquisition proposal;

•

enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information or data with respect to, or otherwise cooperate in any way with, any acquisition proposal; or

•	resolve, agree or propose to do any of the foregoing.

Pioneer will, and will cause each of its subsidiaries and representatives to:

•

immediately cease and terminate all existing discussions or negotiations with any person with respect to an acquisition proposal or potential acquisition proposal and immediately terminate all physical and electronic data room access previously granted to such other persons; and

•

request the prompt return or destruction of all confidential information furnished with respect to any acquisition proposal or potential acquisition proposal during the six-month period prior to the date of the merger agreement to the extent such return or destruction has not previously been requested.

Neither Pioneer nor the Pioneer board is prohibited from, directly or indirectly through any representative, informing any person that Pioneer is party to the merger agreement and informing such person of the “no solicitation” restrictions that are set forth in the merger agreement.

In addition, Pioneer will not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its affiliates or representatives is a party with respect to any acquisition proposal or potential acquisition proposal. Pioneer will use commercially reasonable efforts to enforce the provisions of any such agreement, including seeking any injunctive relief available to enforce such agreement to the extent it has knowledge of any breach of such agreement. Notwithstanding the foregoing, Pioneer is permitted to grant waivers of, and not enforce, any standstill agreement solely to the extent that the Pioneer board determines in good faith, after consultation with its outside counsel, that failure to take such action would prohibit the counterparty from making an unsolicited acquisition proposal in compliance with the merger agreement and would be inconsistent with its fiduciary duties under applicable law.

Subject to certain exceptions discussed herein, the Pioneer board shall not:

•

withdraw (or modify or qualify in any manner adverse to Patterson-UTI) the recommendation or declaration of advisability by the Pioneer board or any such committee of the merger agreement, the mergers or any of the other transactions contemplated thereby, recommend or otherwise declare advisable the approval by the Pioneer stockholders of any acquisition proposal, or resolve, agree or publicly propose to take any such actions (any action described in this bullet point being referred to as an “adverse recommendation change”); or

•

cause or permit Pioneer or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract (except for acceptable confidentiality agreements described below) (any such agreement being referred to as an “alternative acquisition agreement”), in each case constituting or related to, or which is intended to or would reasonably be expected to lead to, any acquisition proposal, or resolve, agree or publicly propose to take any such actions.

Pioneer is not prohibited from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act. However, any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an adverse recommendation change under the merger agreement unless the Pioneer board expressly reaffirms its recommendation to the Pioneer stockholders in favor of the approval and adoption of the merger agreement and the transactions contemplated thereby, including the mergers, in such disclosure and expressly rejects any applicable acquisition proposal.

Notwithstanding the above, if at any time prior to obtaining approval of the Pioneer merger proposal by the Pioneer stockholders, Pioneer receives a written acquisition proposal from any person that the Pioneer board believes in good faith to be bona fide and that did not result from a breach of Pioneer’s non-solicitation obligations, the Pioneer board determines in good faith (after consultation with its outside counsel and financial advisor) that such acquisition proposal constitutes or would reasonably be expected to lead to a superior proposal and the failure to take any of the below actions would be inconsistent with its fiduciary duties to the Pioneer stockholders under applicable law, then Pioneer may, directly or indirectly:

•

furnish information with respect to Pioneer and its subsidiaries to the person that made the proposal, pursuant to a customary confidentiality agreement containing confidentiality terms that, taken as a whole, are substantially similar to, and no less favorable, in any material respect, to Pioneer than, the confidentiality agreement with Patterson-UTI (an “acceptable confidentiality agreement”), provided that an unredacted copy of such acceptable confidentiality agreement is provided to Patterson-UTI and any non-public information so provided is concurrently or has previously been provided to Patterson-UTI; and

•

participate in discussions or negotiations with the person making such acquisition proposal and any of its representatives and potential financing sources regarding the acquisition proposal and take any other action that would be restricted by the merger agreement.

Pioneer will not provide (and will not permit any of its representatives to provide) any commercially or competitively sensitive non-public information in connections with the foregoing, except in accordance with “clean room” or other similar procedures designed to limit any adverse effect of the sharing of such information on Pioneer, which procedures shall be consistent in all material respects with Pioneer’s practices in dealing with the disclosures of such information to Patterson-UTI or its representatives.

Pioneer will, within the longer of one business day and 48 hours of receipt, notify Patterson-UTI of any acquisition proposal (or any indication that a person is considering making an acquisition proposal) and the material terms and conditions thereof and will keep the other party reasonably informed on a timely basis regarding the status and details of any such acquisition proposal. Pioneer will not enter into any confidentiality agreement that would restrict it from complying with its non-solicitation obligations under the merger agreement.

Pioneer may at any time prior to obtaining approval of the Pioneer merger proposal by the Pioneer stockholders take any of the actions described above constituting an adverse recommendation change or terminate the merger agreement, in each case in response to a superior proposal if:

•

Pioneer provides Patterson-UTI with at least four business days’ prior written notice of its intention to take such action, specifying its reasons for doing so (including the terms and conditions of, and the identity of the person making, the superior proposal);

•

Pioneer has negotiated, and caused its financial and legal advisors to negotiate, with Patterson-UTI in good faith during such notice period regarding any revisions proposed by the other party to the terms of the transactions contemplated by the merger agreement;

•

following the end of such notice period, the Pioneer board considers any adjusted terms and conditions of the merger agreement proposed by Patterson-UTI and determines in good faith, after consultation with its outside counsel and its financial advisors, that the superior proposal continues to be a superior proposal and the failure to make an adverse recommendation change or terminate the merger agreement to accept the superior proposal would be inconsistent with its fiduciary duties under applicable law; and

•

in the event of any amendment to the financial terms or any other material amendment to any material term of the superior proposal, Pioneer shall have given Patterson-UTI notice of such amendment and a new notice period of two business days.

Additionally, notwithstanding anything to the contrary set forth above, at any time prior to obtaining approval of the Pioneer merger proposal by the Pioneer stockholders, Pioneer may take any of the actions described above constituting an adverse recommendation change in response to an “intervening event” if the Pioneer board has determined in good faith after consultation with its outside counsel that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, provided that prior to taking any such action, Pioneer provides Patterson-UTI with at least four business days’ prior written notice of its intention to take such action, specifying the reasons therefor and provides reasonable detail describing such intervening event, and such party has negotiated, and caused its financial and legal advisors to negotiate, in good faith with the other party during such notice period regarding any revisions proposed by the other party to the terms of the transactions contemplated by the merger agreement.

Notwithstanding the foregoing, neither Pioneer nor its subsidiaries may enter into any alternative acquisition agreement unless the merger agreement has been terminated in accordance with its terms (including the payment of any applicable termination fee).

An “acquisition proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of:

•

assets or businesses of Pioneer and its subsidiaries that generate 20% or more of the net revenues or net income (for the 12-month period ending on the last day of Pioneer’s most recently completed fiscal quarter) or that represent 20% or more of the total assets (based on fair market value) of Pioneer and its subsidiaries, taken as a whole, immediately prior to such transaction; or

•

20% or more of any class of capital stock, other equity securities or voting power of Pioneer, any of its subsidiaries or any resulting direct or indirect parent company of Pioneer, in each case other than the mergers and the other transactions contemplated by the merger agreement.

A “superior proposal” means any bona fide written acquisition proposal that:

•

if consummated would result in a third party acquiring, directly or indirectly, assets or businesses of Pioneer and its subsidiaries that generate 50% or more of the net revenues or net income (for the 12-month period ending on the last day of Pioneer’s most recently completed fiscal quarter) or that represent 50% or more of the total assets (based on fair market value) of Pioneer and its subsidiaries, taken as a whole, immediately prior to such transaction or 50% or more of any class of capital stock, other equity securities or voting power of Pioneer, any of its subsidiaries or any resulting direct or indirect parent company of Pioneer, in each case other than the mergers and the other transactions contemplated by the merger agreement;

•	is not solicited in breach of Pioneer’s non-solicitation obligations under the merger agreement; and

•

Pioneer’s board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal, including the terms of any financing or financing contingencies and the likely timing of closing, and the person making the proposal, is more favorable to the stockholders of Pioneer from a financial point of view than the mergers and the other transactions contemplated by the merger agreement (including any adjustment to the terms and conditions proposed by Patterson-UTI in response to such proposal) and would reasonably be expected to be completed on the terms proposed.

An “intervening event” is a material event or circumstance that:

•	was not known or reasonably foreseeable to the Pioneer board prior to the date of the merger agreement or, if known, the consequences of which were not known or reasonably foreseeable;

•

becomes known (or, if already known, the material consequences of which become known) by the Pioneer board prior to the receipt of the approval of the Pioneer merger proposal by the Pioneer stockholders; and

•

does not relate to an acquisition proposal involving Pioneer, any actions taken pursuant to the merger agreement or any changes in the price of Pioneer common stock (although the underlying facts giving rise to or contributing to any such change in price may be taken into account to the extent otherwise permitted by this definition).

Efforts to Hold the Pioneer Special Meeting

Pioneer has agreed to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval of the Pioneer merger proposal and the Pioneer compensation Proposal by Pioneer stockholders as promptly as practicable after the registration statement, of which this proxy statement/prospectus forms a part, is declared effective by the SEC (which meeting shall in any event be within 45 days thereof). Except as permitted in the merger agreement, the Pioneer board must recommend that the Pioneer stockholders vote in favor of the Pioneer merger proposal at the Pioneer special meeting and this proxy statement/prospectus is required to include such recommendation of the Pioneer board.

Pioneer may postpone or adjourn the Pioneer special meeting (i) with the consent of Patterson-UTI (not to be unreasonably withheld, conditioned or delayed), (ii) due to the absence of a quorum or if Pioneer has not received proxies representing a sufficient number of shares of Pioneer common stock to obtain the approval of the Pioneer merger proposal, whether or not a quorum is present, to solicit additional proxies, or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Pioneer board has determined in good faith after consultation with outside legal counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Pioneer stockholders prior to the Pioneer special meeting. However, Pioneer may not postpone or adjourn the Pioneer special meeting more than a total of two times for the circumstances described in (ii).

In addition, Pioneer will be required, at the request of Patterson-UTI, to the extent permitted by law, to adjourn the Pioneer special meeting to a date specified by Patterson-UTI for the absence of a quorum or if Pioneer has not received proxies representing a sufficient number of shares of Pioneer common stock to obtain the approval of the Pioneer merger proposal, whether or not a quorum is present, to solicit additional proxies. However, the Pioneer special meeting will not be required to be adjourned in such circumstances more than one time and no such adjournment will be required for a period exceeding 10 business days.

Except as permitted in the merger agreement, Pioneer shall use its reasonable best efforts to solicit proxies to obtain the approval of the Pioneer merger proposal and its obligations with respect to the Pioneer special meeting will not be affected by the commencement, public proposal, public disclosure or communication to Pioneer or any other person of any acquisition proposal or the occurrence of any adverse recommendation change.

Efforts to Close the Mergers

The parties have agreed to use their reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper, or advisable to consummate and make effective, in the most expeditious manner practicable, the mergers and the other transactions contemplated by the merger agreement and, subject to applicable law and as otherwise required by any governmental entity, shall keep each other reasonably apprised of the status of matters relating to the consummation of the mergers and the other transactions contemplated by the merger agreement, including promptly furnishing the other party with copies of notices or other communications received from any third party or any governmental entity with respect to the mergers and the other transactions contemplated by the merger agreement.

Indemnification, Exculpation and Insurance

In connection with the mergers, Patterson-UTI has agreed that all rights to indemnification, advancement and exculpation existing in favor of the current or former directors and officers of Pioneer and its subsidiaries in the Pioneer certificate of incorporation or the Pioneer bylaws or the corresponding governing documents of its subsidiaries (as in effect on the date of the merger agreement) for acts or omissions occurring prior to the effective time are assumed and performed by the surviving company, with any payments thereof guaranteed by Patterson-UTI, and continue in full force and effect for a period of six years after the effective time, except as otherwise required by applicable law.

The merger agreement requires Patterson-UTI and the surviving company to maintain in effect Pioneer’s current directors’ and officers’ liability insurance covering each person currently covered by such liability insurance policy for acts or omissions occurring prior to the effective time for a period of six years after the effective time, except that Patterson-UTI may (i) substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to Pioneer’s existing policies or (ii) request that Pioneer obtain such extended reporting coverage under its existing insurance programs. In no event shall the aggregate cost of such policy exceed three times the aggregate annual premium paid by Pioneer for fiscal year 2020 for such purpose.

In the event that Patterson-UTI, the surviving company or any of their respective successors or assigns, consolidates with or merge into any other person and is not the continuing or surviving corporation or entity or transfer all or substantially all its properties and assets to any person, then, in each case, Patterson-UTI must provide that the applicable successor and assign assumes the indemnification obligations described above

Employee Benefits Matters

For purposes of vesting, eligibility to participate and level of vacation accruals under the employee benefit plans of Patterson-UTI and its subsidiaries that provide benefits to any individual employed by the surviving corporation immediately after the effective time, each continuing employee will be credited with his or her years of service with Pioneer and its subsidiaries and their respective predecessors before the effective time, to the same extent as such continuing employee was entitled, before the effective time, to credit for such service under any similar Pioneer benefit plan in which such continuing employee participated or was eligible to participate immediately prior to the effective time. However, the foregoing will not apply to the extent that its application would result in a duplication of benefits. In addition, Patterson-UTI will, or will cause the Patterson-UTI benefit plans providing medical, dental, pharmaceutical and/or vision benefits to any continuing employee to, use commercially reasonable efforts to cause (i) each continuing employee to be immediately eligible to participate, without any waiting period, in such Patterson-UTI benefit plans to the extent such restrictions were not applicable under a comparable Pioneer benefit plan immediately prior to the effective plan, (ii) all pre-existing condition exclusions and actively-at-work requirements of such Patterson-UTI benefit plan to be waived for such employee and his or her covered dependents to the extent such restrictions were not applicable under a comparable Pioneer benefit plan immediately prior to the effective time, and (iii) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year in which the closing date occurs to be taken into account under such Patterson-UTI benefit plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for such plan year as if such amounts had been paid in accordance with such Patterson-UTI benefit plan.

After the closing date, continuing employees will either continue under the surviving company’s group medical, dental, vision and disability benefit plans (as the same may be amended or revised by Patterson-UTI) or will be allowed to participate in comparable group medical, dental, vision and disability Patterson-UTI benefit plans, as amended from time to time, to the same extent as similarly situated employees of Patterson-UTI, in either case, as determined by Patterson-UTI at or prior to the effective time.

Prior to the closing date, Pioneer will implement any retention bonus arrangements for employees of Pioneer and its subsidiaries that are specifically directed by Patterson-UTI, which retention bonuses shall be payable at or following the effective time and will otherwise be on the form, terms and conditions established by Patterson-UTI. The Patterson-UTI retention bonuses shall be for the account of Patterson-UTI and, to the extent any such retention bonuses are paid by Pioneer prior to the effective time, they will be added back in the determination of Pioneer’s cash in accordance with the merger agreement.

Unless instructed otherwise by Patterson-UTI at least two business days prior to the closing date, Pioneer will (or will cause the applicable plan sponsor to), at least one business day prior to the closing date, (i) cease contributions to, and adopt written resolutions (or take other necessary and appropriate action(s)) to terminate, the Pioneer Energy Services Corp. 401(k) Plan and any other Pioneer benefit plan that is intended to qualify under Section 401(a) of the Code with a cash or deferred arrangement described in Section 401(k) of the Code in compliance with its terms and the requirements of applicable law, (ii) make all employee and employer contributions to the Pioneer 401(k) plans on behalf of continuing employees for all periods of service prior to the closing date (other than such contributions as are necessary to effectuate the actions set forth in the disclosure schedules to the merger agreement), including such contributions that would have been made on behalf of the continuing employees had the transactions contemplated by the merger agreement not occurred (regardless of any service or end-of-year employment requirements) but prorated for the portion of the plan year that ends on the closing date, (iii) 100% vest all participants under the Pioneer 401(k) plans, such termination, contributions and vesting to be effective no later than the business day preceding the closing date, and (iv) take all actions set forth on the disclosure schedules to the merger agreement. As soon as reasonably practicable following the closing date, the continuing employees will be eligible to participate in Patterson-UTI’s 401(k) plans.

Other Covenants

The merger agreement contains certain other covenants, including, among other things, covenants relating to:

•	cooperation between Patterson-UTI and Pioneer in the preparation of this proxy statement/prospectus;

•	access by each party to certain information about the other party during the period prior to the earlier of the effective time or termination of the merger agreement, as applicable;

•	coordination between the parties with respect to obtaining the expiration or early termination of any waiting period under the HSR Act and other antitrust matters;

•	the parties’ confidentiality obligations;

•

taking all reasonable action necessary to ensure that the transactions contemplated by the merger agreement may be consummated as promptly as practicable on the terms contemplated if any takeover law of any state is or becomes applicable to the merger agreement or the transactions contemplated thereby and otherwise minimize the effect of any such takeover law;

•

providing notice to the other party of certain notices or communications received from any governmental entity and certain other matters with respect to the merger agreement and the transactions contemplated thereby;

•	cooperation between Patterson-UTI and Pioneer in the defense or settlement of any stockholder litigation relating to the mergers;

•	deregistration of Pioneer common stock under the Exchange Act and listing of the shares of Patterson-UTI common stock to be issued in the first merger on the NASDAQ prior to the effective time;

•	cooperation between Patterson-UTI and Pioneer in connection with public announcements;

•	requirements of Section 16(a) of the Exchange Act;

•	adoption of a forum selection bylaw by the Pioneer board;

•	certain tax matters with respect to the transactions contemplated by the merger agreement;

•	the stock ledger of one of Pioneer’s subsidiaries; and

•	execution and delivery of the third supplemental indenture.

Conditions Precedent to the Mergers

The obligations of the parties to consummate the mergers are subject to the satisfaction at or prior to the effective time of the following mutual conditions:

•	approval of the Pioneer merger proposal by the Pioneer stockholders shall have been obtained;

•	any waiting period (and any extension thereof) under the HSR Act relating to the mergers shall have expired or been terminated;

•

no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition issued by any governmental entity having jurisdiction over any party shall be in effect, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that prohibits or makes illegal consummation of the mergers;

•	the shares of Patterson-UTI common stock to be issued in the first merger shall have been approved for listing on the NASDAQ;

•

the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of the Form S-4 and no action seeking a stop order shall have been initiated or threatened by the SEC; and

•

the third supplemental indenture shall have been executed and delivered by Pioneer, the guarantors party thereto and the trustee under the Pioneer senior notes indenture, and shall be in full force and effect.

The obligations of Patterson-UTI, Merger Sub Inc. and Merger Sub LLC to effect the mergers are also subject to the satisfaction, or waiver by Patterson-UTI, at or prior to the effective time of the following additional conditions:

•

the accuracy of the representations and warranties of Pioneer set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date (except to the extent such representations and warranties speak as of a specified date, in which case such representations and warranties will be true and correct as of such date), and Patterson-UTI’s receipt of an officer’s certificate from Pioneer to that effect;

•

performance of, in all material respects, all obligations required to be performed by Pioneer at or prior to the effective time, and Patterson-UTI’s receipt of an officer’s certificate from Pioneer to that effect;

•

since the date of the merger agreement there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Pioneer, and Patterson-UTI’s receipt of an officer’s certificate from Pioneer to that effect;

•

delivery of a properly executed Foreign Investment and Real Property Tax Act of 1980 notification letter which states that the shares of Pioneer common stock issued and outstanding immediately prior to the effective time do not constitute “United States real property interests” under Section 897(c) of the Code for purposes of satisfying Patterson-UTI’s obligations under Treasury Regulation Section 1.1445-2(c)(3), and a form of notice to the IRS prepared in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2); and

•	not more than 6% of the shares of Pioneer common stock outstanding as of immediately prior to the effective time shall be dissenting shares.

The obligations of Pioneer to effect the mergers are also subject to the satisfaction, or waiver by Pioneer, at or prior to the effective time of the following additional conditions:

•

the accuracy of the representations and warranties of Patterson-UTI, Merger Sub Inc. and Merger Sub LLC set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date (except to the extent such representations and warranties speak as of a specified date, in which case such representations and warranties will be true and correct as of such date), and Pioneer’s receipt of an officer’s certificate from Patterson-UTI to that effect; and

•

performance of, in all material respects, all obligations required to be performed by Patterson-UTI, Merger Sub Inc. and Merger Sub LLC at or prior to the effective time, and Pioneer’s receipt of an officer’s certificate from Patterson-UTI to that effect.

As further discussed under the section titled “Risk Factors,” neither Patterson-UTI nor Pioneer can be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed.

Termination of the Merger Agreement

Patterson-UTI and Pioneer may mutually agree in writing to terminate the merger agreement before the effective time, even after approval of the Pioneer merger proposal by the Pioneer stockholders has been obtained.

In addition, either Patterson-UTI and Pioneer may terminate the merger agreement if:

•

the mergers have not been consummated on or before the outside date; provided that the right to terminate the merger agreement as described in this bullet shall not be available to any party whose failure to fulfill in any material respect any of its obligations under the merger agreement has been the primary cause of, or the primary factor that resulted in, the failure of the mergers to be consummated by the outside date;

•

any court of competent jurisdiction or other governmental entity shall have issued any judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the merger agreement, and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate the merger agreement as described in this bullet shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with the terms of the merger agreement;

•

the approval of the Pioneer merger proposal by the Pioneer stockholders shall not have been obtained at the Pioneer special meeting duly convened for such purpose or at any adjournment or postponement thereof at which a vote on the Pioneer merger proposal was taken; or

•

the other party is in terminable breach of any representation, warranty, covenant or other agreement contained in the merger agreement (other than the “no solicitation” and stockholder meeting covenants of Pioneer, as to which the next bullet will apply); provided, that the terminating party is not then in material breach of any covenant or agreement set forth in the merger agreement.

In addition, the merger agreement may be terminated under the following circumstances:

•

by Patterson-UTI, if (i) the Pioneer board has effected an adverse recommendation change, (ii) Pioneer has, within 10 business days of a tender or exchange offer relating to the securities of Pioneer having been commenced, failed to publicly recommend against such tender or exchange offer, (iii) Pioneer has failed to publicly reaffirm its recommendation of the mergers within 10 business days after the date any Pioneer acquisition proposal is first publicly announced, distributed or disseminated to Pioneer stockholders upon a request to do so by Patterson-UTI, (iv) Pioneer has breached or failed, in any material respect, any of its obligations set forth in the “no solicitation” or stockholder meeting covenants of the merger agreement, or (v) Pioneer or the Pioneer board (or a committee thereof) has formally resolved or publicly authorized or proposed to take any of the foregoing actions; provided, however, that Patterson-UTI’s right to terminate the merger agreement pursuant to this bullet is only exercisable until such time as the Pioneer stockholders approve the Pioneer merger proposal;

•

by Pioneer, if at any time prior to the time the Pioneer stockholders approve the Pioneer merger proposal, in order to accept a superior proposal in accordance with the merger agreement; provided that Pioneer shall have simultaneously with such termination entered into the associated alternative acquisition agreement, otherwise materially complied with all provisions related to an adverse recommendation change by the Pioneer Board and entering into an alternative acquisition agreement, including the notice provisions thereof, and paid Patterson-UTI the Pioneer termination fee in accordance with the terms of the merger agreement; or

•

by Pioneer, if the average of the Patterson-UTI VWAP for the 10 consecutive trading days ending with the last complete trading day prior to the date required for the closing to occur pursuant to the merger agreement or, if later, the scheduled closing date is less than $5.60.

If the merger agreement is validly terminated, there will be no liability or obligation on the part of Patterson-UTI or Pioneer, except that (1) both Patterson-UTI and Pioneer will remain liable for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement or intentional fraud, in which case the non-breaching party will be entitled to all rights and remedies available at law or in equity, and (2) Pioneer may be required to pay a termination fee (as described below) and/or reimburse certain expenses of Patterson-UTI. Additionally, notwithstanding a valid termination by Patterson-UTI or Pioneer, the confidentiality agreement and certain provisions of the merger agreement will survive the termination of the merger agreement.

Termination Fee and Expenses

Termination Fee Payable by Pioneer

The merger agreement requires Pioneer to pay Patterson-UTI a termination fee of $9,500,000 if:

•

(A) after the date of the merger agreement, an acquisition proposal is made directly to Pioneer’s stockholders or is otherwise publicly disclosed and not withdrawn at least seven business days prior to the Pioneer special meeting or is otherwise communicated to Pioneer senior management or the Pioneer Board, (B) the merger agreement is terminated by either party following the outside date or because the Pioneer stockholder approval is not obtained at the Pioneer special meeting, or Patterson-UTI terminates the merger agreement due to Pioneer’s terminable breach of the merger agreement and (C) within 12 months after the date of such termination, Pioneer enters into an agreement in respect of any acquisition proposal (or recommends or submits an acquisition proposal to its stockholders for adoption) or consummates a transaction in respect of any acquisition proposal (although for purposes for purposes of this clause (C), each reference to “20%” in the definition of “acquisition proposal” shall be deemed to be a reference of “50%”);

•

Patterson-UTI terminates the merger agreement following a Pioneer adverse recommendation change or related events or a breach by Pioneer of the “no solicitation” or stockholder meeting covenants in any material respect, as described above in the section titled “Termination of the Merger Agreement”; or

•

Pioneer terminates the merger agreement, prior to, but not after, the time the Pioneer stockholders approve the Pioneer merger proposal, in order to enter into a definitive agreement with respect to a superior proposal as described above in the section titled “Termination of the Merger Agreement”.

In no event shall Pioneer be required to pay the termination fee on more than one occasion.

Expenses

All costs and expenses incurred in connection with the authorization, preparation, investigation, negotiation, execution and performance of the merger agreement and the transactions contemplated thereby, including the mergers, will be paid by Patterson-UTI, except with respect to the Pioneer designated expenses, which will be paid by Pioneer in accordance with the terms of the merger agreement.

Amendments and Waivers

The merger agreement may be amended, modified or supplemented by the parties in writing, and any provision of the merger agreement may be waived in writing by any party, in each case at any time prior to the effective time, except that any amendment or waiver that requires further approval or adoption by Patterson-UTI or Pioneer stockholders may not be made without such further approval or adoption.

Specific Performance

In addition to any other remedy that may be available to each party prior to the termination of the merger agreement, each of the parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement.

Governing Law

The merger agreement is governed by, and will be construed in accordance with, the laws of the State of Delaware, without regard to the conflicts of law principles thereof.

INFORMATION ABOUT PATTERSON-UTI

Patterson-UTI is a Houston, Texas-based oilfield services company that primarily owns and operates in the United States one of the largest fleets of land-based drilling rigs and a large fleet of pressure pumping equipment. Patterson-UTI is a Delaware corporation, with principal executive offices located at 10713 W. Sam Houston Pkwy N., Suite 800, Houston, Texas, 77064. Its telephone number at that address is (281) 765-7100. Patterson-UTI common stock is listed and traded on the NASDAQ under the symbol “PTEN”. Additional information about Patterson-UTI and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

INFORMATION ABOUT PIONEER

Pioneer provides land-based drilling services and production services to a diverse group of oil and gas exploration and production companies in the United States and internationally in Colombia. Drilling services and production services are fundamental to establishing and maintaining the flow of oil and natural gas throughout the productive life of a well. Pioneer’s drilling services business segments provide contract land drilling services through three domestic divisions which are located in the Marcellus/Utica, Permian Basin and Eagle Ford, and Bakken regions, and internationally in Colombia. Pioneer provides a comprehensive service offering which includes the drilling rig, crews, supplies, and most of the ancillary equipment needed to operate its drilling rigs. Pioneer’s fleet is 100% pad-capable and offers the latest advancements in pad drilling. Pioneer’s production services business segments provide a range of services to producers primarily in Texas, North Dakota and the Rocky Mountain region.

On March 1, 2020, Pioneer filed a petition for reorganization under Chapter 11 of the Bankruptcy Code. On May 11, 2020, the Bankruptcy Court confirmed the Plan that was filed with the Bankruptcy Court on March 2, 2020, and on May 29, 2020, the conditions to effectiveness of the Plan were satisfied, and Pioneer emerged from Chapter 11.

Pioneer was incorporated under the laws of the State of Texas in 1979 as the successor to a business that had been operating since 1968. Since then, Pioneer has significantly expanded and transformed its business through acquisitions and organic growth. Upon emergence from Chapter 11, Pioneer converted from a Texas corporation to a Delaware corporation. Pioneer’s principal executive offices are located at 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209. Its telephone number at that address is (855) 884-0575. Shares of Pioneer’s common stock are not currently listed on any stock exchange or quoted on any over-the-counter market. Additional information about Pioneer and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

COMPARISON OF STOCKHOLDER RIGHTS

Holders of Pioneer common stock and Pioneer convertible notes will receive shares of Patterson-UTI common stock in connection with the mergers. Patterson-UTI and Pioneer are both Delaware corporations subject to the DGCL. If the mergers are completed, the rights of holders of Pioneer common stock and Pioneer convertible notes who become Patterson-UTI stockholders through the receipt of Patterson-UTI common stock will be governed by the DGCL, the Patterson-UTI certificate of incorporation and the Patterson-UTI bylaws. The following summary compares the rights of holders of Pioneer common stock to the rights of Patterson-UTI stockholders.

The following summary is not a complete statement of the rights of Patterson-UTI stockholders or Pioneer stockholders or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and Patterson-UTI’s and Pioneer’s governing corporate documents, which Pioneer stockholders should read. For information on how copies of these documents may be obtained, please see “Where You Can Find More Information.”

Patterson-UTI	Pioneer
Authorized Capital Stock

Patterson-UTI’s certificate of incorporation authorizes Patterson-UTI to issue up to 401,000,000 shares of capital stock, consisting of (i) 400,000,000 shares of common stock, par value $0.01 per share, and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share.

Pioneer’s certificate of incorporation authorizes Pioneer to issue up to 26,000,000 shares of capital stock, consisting of (i) 25,000,000 shares of common stock, par value $0.001 per share, and (ii) 1,000,000 shares of preferred stock, par value $0.001 per share.

Voting Rights

The DGCL provides that each stockholder must be entitled to one vote for each share of capital stock held by such stockholder, unless otherwise provided in a corporation’s certificate of incorporation. Each share of Patterson-UTI common stock and each share of Pioneer common stock entitles its holder to one vote for each share held of record on each matter submitted to a vote of stockholders. Each holder of a Pioneer convertible note is entitled to vote on all matters upon which holders of any Pioneer common stockholder is entitled to vote. The Pioneer stockholders (including the Pioneer convertible noteholders) vote together as a single class on all matters.

Under Patterson-UTI’s bylaws, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law or Patterson-UTI’s governing documents, including with respect to the rights of any preferred stock of Patterson-UTI, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at a meeting at which a quorum is present and entitled to vote on the matter will be the act of the stockholders at the stockholders’ meeting.

Under Patterson-UTI’s certificate of incorporation, the voting rights of the holders of any preferred stock of Patterson-UTI designated by the Patterson-UTI board will be determined by the Patterson-UTI board. Holders of Patterson-UTI common stock do not have cumulative voting rights.

Under Pioneer’s bylaws, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law or Pioneer’s governing documents, including with respect to the rights of any preferred stock of Pioneer, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at a meeting at which a quorum is present and entitled to vote on the matter will be the act of the stockholders at the stockholders’ meeting.

Under Pioneer’s bylaws, the voting rights of the holders of any preferred stock of Pioneer designated by the Pioneer board will be determined by the Pioneer board. Under Pioneer’s certificate of incorporation, holders of Pioneer common stock do not have cumulative voting rights.

Patterson-UTI	Pioneer
Number of Directors and Size of Board
The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the company’s certificate of incorporation or bylaws.

The Patterson-UTI board currently has six members. Patterson-UTI’s bylaws provide that the number of directors may be increased or decreased from time to time by resolution of the Patterson-UTI board.

The Pioneer board currently has four members. Pioneer’s bylaws provide that the exact number of directors shall be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the Pioneer board.

Term of Directors

Patterson-UTI’s bylaws provide that each director will serve for a term ending on the date of the next annual meeting following the annual meeting at which such director was elected; provided, that the term of each director will continue until the election and qualification of his or her successor, or otherwise until his or her earlier resignation, removal from office or death.

Pioneer’s bylaws provide that each director will serve for a term ending on the date of the next annual meeting following the annual meeting at which such director was elected; provided, that the term of each director will continue until the election and qualification of his or her successor, or otherwise until his or her earlier resignation, removal from office or death.

Election of Directors

Patterson-UTI’s bylaws provide that directors shall be elected at the annual meeting of stockholders, but when the annual meeting is not held or directors are not elected thereat, they may be elected at a special meeting called and held for that purpose. Individuals receiving the greatest number of votes at an annual or special meeting will be the directors. Elections of directors need not be by written ballot unless any stockholder entitled to vote thereat requests that such election be by written ballot.

Each director will, as a condition to his or her appointment or election as a director or nomination as a director, agree in writing to comply with the terms of Patterson-UTI’s majority voting policy and provide to the board of directors an irrevocable resignation that will be effective upon (i) the failure to receive the required vote at the next annual meeting at which such director faces re-election and (ii) the board of directors’ acceptance of such resignation.

Pioneer’s bylaws provide that directors shall be elected at a duly called meeting of the stockholders at which a quorum is present. In any uncontested election of directors, a nominee shall be elected as a director at such a meeting if the votes of shares of capital stock of Pioneer (including the Pioneer convertible notes) present in person or represented by proxy at the meeting and entitled to vote in the election of directors cast “for” such nominee’s election exceed the votes cast “against” such nominee’s election. In a contested election, directors shall be elected by plurality vote of all votes cast at such a meeting. An election is considered contested if the Pioneer board determines that (a) there are more nominees for election than positions on the Pioneer board to be filled or (b) one or more nominees for election to the Pioneer board was nominated other than by or at the direction of the Pioneer board.

Patterson-UTI	Pioneer
Removal of Directors

Patterson-UTI’s bylaws provide that any director or the entire board of directors may be removed, with or without cause, by the vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Pioneer’s certificate of incorporation provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares of capital stock (including the Pioneer convertible notes) then entitled to vote at a meeting of stockholders.

Vacancies

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum.

Patterson-UTI’s bylaws provide that any vacancy occurring on the Patterson-UTI board may be filled by a majority vote of the remaining directors until an election to fill such vacancies is held. Patterson-UTI stockholders entitled to elect directors will have the right to fill any vacancy at any meeting of the stockholders called for that purpose, and any directors elected at any such meeting will hold office for the remainder of the full term of such directorship and until his or her successor has been elected and qualified, or until his or her earlier resignation, removal from office or death.

Pioneer’s certificate of incorporation provides that any vacancies on the Pioneer board resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, until such seat is filled at the next election of directors.

Quorum for Board Meetings
The DGCL provides that in no case will a quorum be less than one-third of the authorized number of directors.

Patterson-UTI’s bylaws provide that a majority of the whole authorized number of directors shall constitute a quorum for the transaction of business, except that a majority of the directors in office shall constitute a quorum for filling a vacancy on the board. Whenever less than a quorum is present at the time and place appointed for any meeting of the Patterson-UTI board, a majority of those present may adjourn the meeting from time to time, until a quorum shall be present. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Patterson-UTI board.

Pioneer’s certificate of incorporation provides that a quorum for any meeting of the Pioneer board shall require the presence in person of a majority of the total number of directors then in office. Each director shall be entitled to one vote on any matter in respect of which it is entitled to vote. The affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Pioneer board.

Patterson-UTI	Pioneer
Annual Meetings of Stockholders

Under the DGCL, if a corporation does not hold an annual meeting to elect directors within the thirteen-month period following its last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Patterson-UTI’s bylaws provide that annual meetings of stockholders shall be held at such time and place and on such date in each year as shall be fixed by the Patterson-UTI board and stated in the notice of the meeting, for the election of directors, the consideration of reports to be laid before such meeting, and the transaction of such other business as may properly come before the meeting.

Pioneer’s bylaws provide that annual meetings of stockholders shall be held at such time and place and on such date in each year as shall be fixed by the Pioneer board (or the chairperson of the Pioneer board in the absence of a designation by the Pioneer Board), for the election of directors and to transact such other business as may properly be brought before the meeting.

Quorum for Stockholder Meetings

Except as otherwise required by law or by Patterson-UTI’s governing documents, the presence, in person or by proxy, of the holders of shares of Patterson-UTI’s outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at a meeting will constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series will constitute a quorum of such class or series for the transaction of such business.

Except as otherwise required by law or provided under Pioneer’s certificate of incorporation or the Pioneer bylaws, the presence, in person or by proxy, of the holders of a majority of the total voting power of all outstanding securities of the Pioneer generally entitled to vote at a meeting of stockholders (including the Pioneer convertible notes) shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chairperson of the meeting or a majority in voting interest of the stockholders and convertible noteholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted that might have been transacted at the meeting as originally notified.

Calling Special Meetings of Stockholders
The DGCL provides that special meetings may be called by the board of directors or by such person as may be authorized by the certificate of incorporation or by the bylaws.

Patterson-UTI’s certificate of incorporation provides that special meetings of the Patterson-UTI stockholders may be called by a majority of the Patterson-UTI board, the chief executive officer of Patterson-UTI, the president of Patterson-UTI or the holders of a majority of the stock of Patterson-UTI entitled to vote at such special meeting.

Pioneer’s bylaws provide that special meetings of the Pioneer stockholders may be called by a majority of the Pioneer board, the chairperson of the Pioneer board, the chief executive officer of Pioneer, or the president of Pioneer. In addition, the president of Pioneer or the secretary of Pioneer may call a special meeting if the holders of not less than 50% of the voting power of all outstanding securities of Pioneer generally entitled to vote at a meeting of

Patterson-UTI	Pioneer
stockholders (including the Pioneer convertible notes) entitled to vote at the proposed special meeting furnish Pioneer with a written request which states the purpose or purposes of the proposed meeting.
Notice Special Meetings of Stockholders

Under Patterson-UTI’s bylaws, notice of any meeting of stockholders must be sent not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.

Under Pioneer’s bylaws, notice of any meeting of stockholders must be sent not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.
Stockholders Action by Written Consent

The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of issued and outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Patterson-UTI’s certificate of incorporation provides that stockholders may not act by written consent in lieu of a meeting.	Pioneer’s certificate of incorporation provides that stockholders may not act by written consent in lieu of a meeting.
Amendment of Governing Documents

Under the DGCL, the power to make, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws.

Pursuant to the DGCL, a proposed amendment to the Patterson-UTI certificate of incorporation must be approved by holders of a majority of the outstanding Patterson-UTI stock entitled to vote on the amendment, voting as a single class.

Amendments to provisions of Patterson-UTI’s bylaws require either the affirmative vote of a majority of the Patterson-UTI board, or the affirmative vote of a majority of the outstanding stock of Patterson-UTI entitled to vote thereon.

Pioneer’s certificate of incorporation grants the Pioneer board the power to adopt, amend, and repeal Pioneer’s bylaws by a vote of a majority of the board. Pioneer’s stockholders and holders of Pioneer convertible notes may also adopt, alter, amend or repeal Pioneer’s bylaws upon the affirmative vote of the holders of at least 66 2/3% in voting power of shares entitled to vote at a meeting of the stockholders (including the Pioneer convertible notes).

Amendments to provisions of Pioneer’s certificate of incorporation require the affirmative vote of the holders of at least 66 2/3% in voting power of shares entitled to vote at a meeting of the stockholders.

Limitation on Liability of Directors; Indemnification

As provided in Patterson-UTI’s certificate of incorporation, no director of Patterson-UTI will be liable to Patterson-UTI or any of its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by applicable law.

As provided in Pioneer’s certificate of incorporation, no director of Pioneer will be liable to Pioneer or any of its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by applicable law.

Patterson-UTI	Pioneer

Patterson-UTI may indemnify and hold harmless, to the fullest extent authorized or permitted by applicable law, any director or officer against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of Patterson-UTI; provided, however, that Patterson-UTI may modify the extent of such indemnification by individual contracts with its directors and executive officers and, provided, further, that Patterson-UTI shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized in advance by the board of directors of Patterson-UTI, (iii) such indemnification is provided by Patterson-UTI, in its sole discretion, pursuant to the powers vested in Patterson-UTI under the General Corporation Law of Delaware or (iv) such indemnification is required to be made pursuant to an individual contract. “Director” or “officer” of Patterson-UTI includes any person (a) who is or was a director or officer of the Patterson-UTI, (b) who is or was serving at the request of Patterson-UTI as a director, officer, manager or partner of another corporation, partnership, limited liability company, limited partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of Patterson-UTI or of another enterprise at the request of such predecessor corporation.

Patterson-UTI will indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Patterson-UTI. “Employee” or “agent” of Patterson-UTI (other than a director or officer) includes any person (i) who is or was an employee or agent of Patterson-UTI, (ii) who is or was serving at the request of Patterson-UTI as an employee or agent of another corporation, partnership, limited liability company, limited partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of Patterson-UTI or of another enterprise at the request of such predecessor corporation.

Pioneer will indemnify and hold harmless, to the fullest extent authorized or permitted by applicable law, each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person is or was a director or officer of Pioneer or is or was serving at the request of Pioneer as a director or officer of another corporation, partnership, joint venture, trust or other enterprise (each, a “Covered Person”). Notwithstanding the preceding sentence, except in connection with a suit to enforce the applicable section of the Pioneer bylaws, a Covered Person shall be entitled to indemnification under the indemnification section of the Pioneer bylaws in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Pioneer board. The right to indemnification conferred by the applicable section of the Pioneer bylaws shall also include the right to be paid by Pioneer the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent permitted by applicable law. The right to indemnification conferred in the Pioneer bylaws shall be a contract right. To the fullest extent not prohibited by applicable law, Pioneer shall pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by such Covered Person to repay all amounts advanced if it should be ultimately determined that such Person is not entitled to be indemnified under the applicable section of the Pioneer bylaws or otherwise.

Pioneer may, by action of the Pioneer board, provide indemnification to such of the directors, officers, employees and agents of Pioneer to such extent and to such effect as the Pioneer board shall determine to be appropriate and authorized by applicable law.

Patterson-UTI	Pioneer
The rights conferred on any such person by the foregoing indemnification provisions are not exclusive of any other rights which such person may have or acquire.
Anti-Takeover Provisions

Patterson-UTI is subject to Section 203 of the DGCL. Subject to limited exceptions, Section 203 of the DGCL prohibits “business combinations,” including certain mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (1) the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the corporation prior to the transaction, (2) after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by officers and directors of the interested stockholder and (b) shares held by specified employee benefit plans, or (3) at or subsequent to such time the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.

In addition to being subject to Section 203 of the DGCL, Patterson-UTI’s restated certificate of incorporation and amended and restated bylaws contain certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management, including the requirements surrounding the calling of a special meeting of stockholders and the prohibition of stockholder action by written consent, both as described above.

Pioneer elected in its certificate of incorporation not to be governed by DGCL Section 203 and its certificate of incorporation does not include any “fair price” provisions.

The Pioneer certificate of incorporation requires that an acquisition of more than 50% of the voting power of Pioneer, or a merger or similar transaction where the Pioneer common stock is converted or exchanged for other consideration, be approved by the holders of at least 60% of the total voting power of all outstanding securities of Pioneer generally entitled to vote at a meeting of Pioneer’s stockholders (including the Pioneer convertible notes).

Exclusive Forum
Patterson-UTI’s organizational documents do not include an exclusive forum provision.

Any suit, action or proceeding by stockholders seeking to enforce any provision of, or based on any matter arising out of or in connection with, the Pioneer certificate of incorporation or the Pioneer bylaws shall be brought in the Court of Chancery of the State of Delaware, or to the extent such court does not have subject matter jurisdiction, the United

Patterson-UTI	Pioneer

States District Court for the District of Delaware, or to the extent such court also does not have subject matter jurisdiction, another court of the State of Delaware, County of New Castle, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of the Pioneer certificate of incorporation or the Pioneer bylaws shall be deemed to have arisen from a transaction of business in the State of Delaware. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

In addition, the Pioneer bylaws provide that, unless Pioneer consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any complaint asserting claims in the right of Pioneer that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery.

Appraisal Rights

Under the DGCL, the stockholders of Delaware corporations have appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. For a discussion on appraisal rights or dissenters’ rights available (if any) to holders of Pioneer common stock with respect to the mergers, please see “The Mergers—Appraisal Rights or Dissenters’ Rights.”

LEGAL MATTERS

The legality of the shares of Patterson-UTI common stock issuable pursuant to this proxy statement/prospectus will be passed upon for Patterson-UTI by Gibson, Dunn & Crutcher LLP.

EXPERTS

Patterson-UTI Energy, Inc.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to Patterson-UTI’s Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Pioneer Energy Services Corp.

The consolidated financial statements of Pioneer Energy Services Corp. and its subsidiaries as of December 31, 2020 (Successor) and 2019 (Predecessor), for the seven months ended December 31, 2020 (Successor), for the five months ended May 31, 2020 (Predecessor), and for the year ended December 31, 2019 (Predecessor), and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2020 consolidated financial statements contains an explanatory paragraph that states that the Company emerged from bankruptcy on May 29, 2020 with a reporting date of May 31, 2020. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with Accounting Standards Codification Topic 853, Reorganizations, for the Successor as a new entity with assets, liabilities, and a capital structure having carrying amounts not comparable with prior periods.

STOCKHOLDER PROPOSALS

If the merger agreement is not adopted by the requisite vote of the Pioneer stockholders or if the mergers are not completed for any reason, Pioneer intends to hold an annual meeting of its stockholders in 2022 (referred to as the “Pioneer 2022 annual meeting”). If the Pioneer 2022 annual meeting occurs, pursuant to Pioneer’s bylaws, Pioneer stockholders and Pioneer convertible noteholders of record may present proposals that are proper subjects for consideration at an annual meeting and/or nominate persons to serve on the Pioneer board at such annual meeting.

Any Pioneer stockholder or Pioneer convertible noteholder desiring to present a stockholder or convertible noteholder proposal pursuant to Rule 14a-8 under the Exchange Act at the Pioneer 2022 annual meeting and to have the proposal included in Pioneer’s related proxy statement must send the proposal to Pioneer’s Corporate Secretary at Pioneer’s principal executive offices, 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209, so that it is received a reasonable time before Pioneer begins to print and send its proxy materials. All such proposals should be in compliance with SEC rules and regulations. Pioneer will only include in its proxy materials those stockholder and convertible noteholder proposals that it receives before the deadline and that are proper for stockholder action, and the submission of a stockholder or convertible noteholder proposal does not guarantee that it will be included in Pioneer’s proxy statement and form of proxy.

In addition, to be considered for presentation at the Pioneer 2022 annual meeting, although not included in the proxy statement, proposals, including stockholder or convertible noteholder nominations of candidates for directors, must be made using the procedures set forth in Pioneer’s bylaws and received no earlier than 120 days prior to the Pioneer 2022 annual meeting and no later than the later of 70 days prior to the date of the Pioneer 2022 annual meeting or the 10th day following the day on which public announcement of the date of the Pioneer 2022 annual meeting was first made by Pioneer. Stockholder and convertible noteholder proposals must include the specified information concerning the proposal or nominee as described in Pioneer’s bylaws. All Pioneer stockholder and Pioneer convertible noteholder proposals should be sent to Pioneer’s Corporate Secretary at Pioneer’s principal executive offices, 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209.

HOUSEHOLDING OF PROXY MATERIALS

The SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to Pioneer stockholders residing at the same address, unless such stockholders have notified Pioneer of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact Pioneer at the address identified below. Pioneer will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to:

Pioneer Energy Services Corp.

1250 N.E. Loop 410, Suite 1000

San Antonio, Texas 78209

Attention: Corporate Secretary

(855) 884-0575

A number of brokerage firms have instituted householding for shares held in “street name.” If you and members of your household have multiple accounts holding shares of Pioneer common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

WHERE YOU CAN FIND MORE INFORMATION

Patterson-UTI and Pioneer each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Patterson-UTI and Pioneer, who file electronically with the SEC. The address of that site is www.sec.gov. Investors may also consult Patterson-UTI’s or Pioneer’s website for more information about Patterson-UTI and Pioneer, respectively. Patterson-UTI’s website is www.patenergy.com and Pioneer’s website is www.pioneeres.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

Patterson-UTI has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus forms a part. The registration statement registers the issuance of shares of Patterson-UTI common stock for issuance in connection with the first merger. The registration statement, including the attached exhibits, contains additional relevant information about Patterson-UTI and Pioneer. The rules and regulations of the SEC allow Patterson-UTI and Pioneer to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows Patterson-UTI and Pioneer to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below. This proxy statement/prospectus also contains summaries of certain provisions contained in some of the Patterson-UTI or Pioneer documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of the Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that Patterson-UTI and Pioneer have previously filed with the SEC. These documents contain important information about Patterson-UTI and Pioneer, their respective financial condition and other matters.

Patterson-UTI SEC Filings (SEC File No. 001-39270; CIK No. 0000889900)	Period or Date Filed
Annual Report on Form 10-K	Fiscal Year ended December 31, 2020

Quarterly Reports on Form 10-Q	Fiscal Quarters ended March 31, 2021 and June 30, 2021

Current Reports on Form 8-K	Filed on June 3, 2021 and July 6, 2021 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A to the extent incorporated by reference into Paterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020	Filed on April 12, 2021

The description of Patterson-UTI common stock contained in its Registration Statement on Form 8-A, as that description may be updated from time to time	Filed on January 14, 1997, as amended April 21, 2020, as amended July 23, 2020 and in Exhibit 4.1 to the Patterson-UTI Form 10-K

Pioneer SEC Filings (SEC File No. 1-8182; CIK No. 0000320575)	Period or Date Filed
Annual Report on Form 10-K, as amended by Form 10-K/A	Fiscal Year ended December 31, 2020

Quarterly Reports on Form 10-Q	Fiscal Quarters ended March 31, 2021 and June 30, 2021

Current Reports on Form 8-K	Filed on January 6, 2021, February 10, 2021, March 22, 2021, April 28, 2021, May 3, 2021, May 14, 2021, June 4, 2021 and July 6, 2021 (other than the portions of those documents not deemed to be filed)

The description of Pioneer common stock contained in its Registration Statement on Form 8-A, as that description may be updated from time to time	Filed on February 9, 2001, as amended June 5, 2020 and in Exhibit 4.2 to the Pioneer Form 10-K filed on March 5, 2021

In addition, Patterson-UTI and Pioneer incorporate by reference any future filings they make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the Pioneer special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Patterson-UTI or Pioneer will provide you with copies of these documents, without charge, upon written or oral request to:

Patterson-UTI Energy, Inc. 10713 W. Sam Houston Pkwy N., Suite 800 Houston, Texas 77064 (281) 765-7100	Pioneer Energy Services Corp. 1250 N.E. Loop 410, Suite 1000 San Antonio, Texas 78209 (855) 884-0575

In the event of conflicting information in this proxy statement/prospectus in comparison to any document incorporated by reference into this proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Pioneer stockholders nor the issuance by Patterson-UTI of Patterson-UTI common stock in the first merger will create any implication to the contrary.

This proxy statement/prospectus contains a description of the representations and warranties that each of Patterson-UTI and Pioneer made to the other in the merger agreement. Representations and warranties made by Patterson-UTI, Pioneer and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this proxy statement/prospectus or are incorporated by reference into this proxy statement/prospectus. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the merger agreement and the contracts and other documents that are attached to or filed as exhibits to this proxy statement/prospectus or are incorporated by reference into this proxy statement/prospectus should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.

ANNEX A

Execution Version

AGREEMENT AND PLAN OF MERGER

among

PATTERSON-UTI ENERGY, INC.,

CRESCENT MERGER SUB INC.,

CRESCENT RANCH SECOND MERGER SUB LLC

and

PIONEER ENERGY SERVICES CORP.

Dated as of July 5, 2021

A-i

(continued)

A-ii

(continued)

A-iii

INDEX OF DEFINED TERMS

Definition	Location
401(k) Plans	5.15
409A Authorities	3.12(f)
ABL Credit Facility	8.3(a)
ABL Payoff Amount	5.14(c)
Acceptable Confidentiality Agreement	5.2(a)
Accrued Interest	5.14(b)
Acquisition Proposal	5.2(h)(i)
Action	3.10
Adverse Recommendation Change	5.2(b)(i)
Affiliate	8.3(b)
Affiliate Group	8.3(c)
Affiliate Transaction	3.23
Aggregate Shares	8.3(d)
Agreement	Preamble
Alternative Acquisition Agreement	5.2(b)(ii)
Anti-Corruption Laws	3.27(a)
Antitrust Laws	8.3(e)
Applicable Date	8.3(f)
Balance Sheet	3.7
Book-Entry Shares	2.3(b)
Business Day	8.3(g)
Cash Calculation	5.14(b)
Certificates	2.3(b)
Certificates of Merger	1.1(b)
Closing	1.2
Closing Date	1.2
COBRA	3.12(d)(vii)
Code	Recitals
Company	Preamble
Company Board	Recitals
Company Bylaws	3.1(b)
Company Cash	5.14(c)
Company Charter	3.1(b)
Company Common Stock	2.1(a)(i)
Company Disclosure Letter	Article III
Company Financial Advisors	3.31
Company Intellectual Property	3.20
Company Material Adverse Effect	8.3(h)
Company Plan	8.3(i)
Company Preferred Stock	3.2(a)
Company Restricted Stock Award	2.2(a)
Company SEC Documents	3.6(a)
Company Stock Plan	8.3(j)
Company Stockholder Approval	3.4(a)
Company Stockholders Meeting	5.3(a)
Confidentiality Agreement	5.4(c)
Continuing Employee	5.16(a)
Contract	3.5(a)
control	8.3(k)

A-iv

INDEX OF DEFINED TERMS

Definition	Location
Convertible Notes	3.2(a)
Convertible Notes Indenture	8.3(l)
COVID-19	8.3(m)
COVID-19 Measures	8.3(n)
Delaware Secretary of State	1.1(a)
Designated Company Expenses	8.3(o)
DGCL	1.1(a)
Dissenting Shares	2.5
DLLCA	1.1(b)
Effective Time	1.1(a)
Eligible Shares	2.1(a)(i)
Encumbrance	8.3(p)
Environment	3.14(h)(i)
Environmental Claim	3.14(h)(ii)
Environmental Law	3.14(h)(iii)
Environmental Permits	3.14(a)
ERISA	8.3(q)
ERISA Affiliate	8.3(r)
Exchange Act	3.5(b)
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Exchange Ratio	8.3(s)
Excluded Shares	2.1(a)(ii)
Export Approvals	3.27(b)(i)
Export Control Laws	3.27(b)
First Certificate of Merger	1.1(a)
First Company Merger	Recitals
Form S-4	5.3(a)
GAAP	3.6(b)
Governmental Entity	3.5(b)
Hazardous Materials	3.14(h)(iv)
Held for Sale Assets	5.1(a)(v)
HSR Act	3.5(b)
Indebtedness	8.3(t)
Intervening Event	5.2(h)(iii)
IRS	3.12(b)
knowledge	8.3(u)
Law	3.5(a)
Leased Real Property	8.3(v)
Material Adverse Effect	8.3(w)
Material Contract	3.16(a)
Measurement Date	3.2(a)
Merger Consideration	2.1(a)(i)
Merger Sub Inc.	Preamble
Merger Sub LLC	Preamble
Mergers	Recitals
NASDAQ	2.3(g)
Nonqualified Deferred Compensation Plan	3.12(f)
Non-U.S. Benefit Plan	3.12(d)(viii)

A-v

INDEX OF DEFINED TERMS

Definition	Location
OFAC	3.27(b)
OSHA	3.13(h)
Outside Date	7.1(b)(i)
Owned Real Property	8.3(x)
Pandemic Response Laws	8.3(y)
Parent	Preamble
Parent Benefit Plans	5.16(a)
Parent Common Stock	8.3(z)
Parent Disclosure Letter	Article IV
Parent Parties	Preamble
Parent Preferred Stock	4.2(a)
Parent Retention Bonuses	5.16(c)
Parent SEC Documents	4.5(a)
Parent Stock Plan	8.3(aa)
Parent VWAP	2.3(g)
Participant	3.12(h)
Party/Parties	Preamble
Pension Plan	3.12(c)
Permits	3.11
Permitted Encumbrances	3.18
Person	8.3(bb)
Personal Information	3.24(a)
Privacy Laws	3.24(a)
Proxy Statement	5.3(a)
Rejection Damages Claims	3.28(b)
Related Party	3.23
Release	3.14(h)(v)
Reorg Plan	3.28(d)
Reorganization Date	8.3(cc)
Representatives	5.2(a)
Sales Taxes	3.15(y)
Sarbanes-Oxley Act	3.6(a)
SEC	3.6(a)
Second Certificate of Merger	1.1(b)
Second Company Merger	Recitals
Second Company Merger Effective Time	1.1(b)
Securities Act	3.5(b)
Senior Debt	8.3(dd)
Senior Debt Indenture	8.3(ee)
Senior Debt Payoff Amount	5.14(a)
Senior Debt Shares	5.14(c)
Senior Debtholders	8.3(ff)
Share Cap	8.3(gg)
Shares	2.1(a)(i)
Subsidiary	8.3(hh)
Superior Proposal	5.2(h)(ii)
Surviving Company	Recitals
Surviving Corporation	Recitals
Takeover Laws	3.21

A-vi

INDEX OF DEFINED TERMS

Definition	Location
Tax Return	8.3(ii)
Taxes	8.3(jj)
Termination Fee	7.3(b)
Third Supplemental Indenture	8.3(kk)
Top Customers	3.30
Top Suppliers	3.29
Trading Day	8.3(ll)
Treasury Regulations	8.3(mm)
Voting and Support Agreement	Recitals
WARN Act	3.13(d)

A-vii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 5, 2021, between PATTERSON-UTI ENERGY, INC., a Delaware corporation (“Parent”), CRESCENT MERGER SUB INC., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub Inc.”), CRESCENT RANCH SECOND MERGER SUB LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub LLC” and, together with Parent and Merger Sub Inc., the “Parent Parties”), and PIONEER ENERGY SERVICES CORP., a Delaware corporation (the “Company”). Each of Parent, Merger Sub Inc., Merger Sub LLC and the Company are referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties intend to effect (a) at the Effective Time, the merger (the “First Company Merger”) of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”), on the terms and subject to the conditions set forth herein; and (b) immediately following the First Company Merger, the merger (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”) of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (the “Surviving Company”), on the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of Parent has unanimously approved this Agreement and declared it advisable for Parent to enter into this Agreement;

WHEREAS, the board of directors of Merger Sub Inc. has unanimously (a) determined that the terms of this Agreement, the Mergers and the other transactions contemplated hereby are fair to and in the best interests of Merger Sub Inc. and its sole stockholder, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, (c) directed that this Agreement be submitted to Parent, as sole stockholder of Merger Sub Inc., for adoption and approval by written consent pursuant to Section 228 of the DGCL, and (d) resolved to recommend that Parent, as sole stockholder of Merger Sub Inc., approve and adopt this Agreement and the transactions contemplated hereby, including the Mergers;

WHEREAS, Parent (i) as the sole member of Merger Sub LLC has approved and adopted this Agreement concurrently with its execution, and (ii) as the sole stockholder of Merger Sub Inc. will approve and adopt this Agreement pursuant to Section 228 of the DGCL immediately following the execution hereof;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that the terms of this Agreement, the Mergers and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, (c) directed that this Agreement be submitted to the stockholders of the Company for adoption and (d) resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the transactions contemplated hereby, including the Mergers;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company are entering into an agreement (the “Voting and Support Agreement”) pursuant to which such Persons have agreed, among other things, to vote the Shares held by such Person in favor of the Merger;

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that the Mergers, taken together, constitute an integrated plan and qualify as a “reorganization” within the meaning of Section 368(a) of the

Internal Revenue Code of 1986, as amended (the “Code”), and (b) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers as specified herein.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub Inc. shall be merged with and into the Company. Following the First Company Merger, the separate corporate existence of Merger Sub Inc. shall cease, and the Company shall continue as the Surviving Corporation and a wholly-owned Subsidiary of Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable Parties shall file a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL in connection with effecting the First Company Merger. The First Company Merger shall become effective at such time on the Closing Date as the Parties shall agree in writing and shall specify in the First Certificate of Merger (the time the First Company Merger becomes effective being the “Effective Time”).

(b) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), at the Second Company Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub LLC. Following the Second Company Merger, the separate corporate existence of the Surviving Corporation shall cease, and Merger Sub LLC shall be the Surviving Company. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable Parties shall file a certificate of merger (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Certificates of Merger”) with the Delaware Secretary of State, executed in accordance with the relevant provisions of the DGCL and DLLCA in connection with effecting the Second Company Merger. The Second Company Merger shall become effective one minute after the Effective Time (the time the Second Company Merger becomes effective being the “Second Company Merger Effective Time”) as the Parties shall specify in the Second Certificate of Merger.

Section 1.2 Closing. The closing of the Mergers (the “Closing”) shall take place at 10:00 a.m., Central time, on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 811 Main Street, Suite 3000, Houston, TX 77002-6117, unless another date, time or place is agreed to in writing by Parent and the Company; provided, that the Closing may occur remotely via electronic exchange of required Closing documentation in lieu of an in-person Closing, and the Parties shall cooperate in connection therewith. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effects of the Mergers. The Mergers shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL and the DLLCA, as applicable. Without limiting the generality of the foregoing, and subject thereto, (a) at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub Inc. shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub Inc. shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation and (b) at the Second Company Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Surviving Corporation and Merger Sub LLC shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and Merger Sub LLC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

Section 1.4 Organizational Documents.

(a) At the Effective Time, by virtue of the First Company Merger and without any further action on the part of Parent, the Company, Merger Sub Inc. or any other Person, (i) the Company Charter shall be amended so that it reads in its entirety the same as the certificate of incorporation of Merger Sub Inc. as in effect immediately prior to the Effective Time (except that all references therein to Merger Sub Inc. shall be automatically amended to become references to the Surviving Corporation and the provisions naming the initial director(s) or incorporator(s) of Merger Sub Inc. shall be omitted), and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law and (ii) the Company Bylaws shall be amended so that they read in their entirety the same as the bylaws of Merger Sub Inc. as in effect immediately prior to the Effective Time (except that all references therein to Merger Sub Inc. shall be automatically amended to become references to the Surviving Corporation), and as so amended shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

(b) As of the Second Company Merger Effective Time, by virtue of the Second Company Merger and without any further action on the part of Parent, the Surviving Corporation, Merger Sub LLC or any other Person, the certificate of formation and limited liability company agreement of Merger Sub LLC in effect as of immediately prior to the Second Company Merger Effective Time shall be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company from and after the Second Company Merger Effective Time until thereafter amended as provided therein or by applicable Law.

Section 1.5 Directors. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, the directors of Merger Sub Inc. immediately prior to the Effective Time shall be the directors of the Surviving Corporation.

Section 1.6 Officers. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, the officers of Merger Sub Inc. immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT

CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Capital Stock.

(a) At the Effective Time, by virtue of the First Company Merger and without any action on the part of the Company, Parent, Merger Sub Inc. or the holders of any shares of capital stock of the Company, Parent or Merger Sub Inc.:

(i) Each share (such shares, collectively, the “Shares”) of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective

Time (including shares subject to Company Restricted Stock Awards but excluding (1) any Excluded Shares and (2) any Dissenting Shares) (the “Eligible Shares”) shall thereupon be converted automatically into and shall thereafter represent the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio, subject in each case to deduction for any required withholding Tax (the “Merger Consideration”). As of the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and all Eligible Shares shall thereafter only represent the right to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(g), in each case to be issued or paid in accordance with Section 2.3, without interest.

(ii) Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub Inc. immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Each share of common stock, par value $0.01 per share, of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of common stock of the Surviving Corporation.

(iv) The Merger Consideration and the Exchange Ratio, as applicable, shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, or any reorganization, recapitalization, reclassification or other like change with respect to the Company Common Stock or the Parent Common Stock, in each case having a record date occurring on or after the date of this Agreement and prior to the Effective Time; provided, that nothing in this Section 2.1(a)(iv) shall be construed to permit the Company or Parent to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(b) At the Second Company Merger Effective Time, by virtue of the Second Company Merger and without any action on the part of Parent, the Surviving Corporation, Merger Sub LLC or the holders of any shares of capital stock or other equity interests of Parent, the Surviving Corporation or Merger Sub LLC, each share of common stock of the Surviving Corporation issued pursuant to the First Company Merger and outstanding immediately prior to the Second Company Merger Effective Time shall automatically be cancelled and retired and cease to exist, and no consideration shall be delivered in exchange therefor, and Parent shall continue as the sole member of the Surviving Company.

Section 2.2 Treatment of Equity-Based Awards.

(a) At the Effective Time, each award of restricted common stock of the Company granted under the Company Stock Plan (each, a “Company Restricted Stock Award”) that is outstanding immediately prior to the Effective Time shall become fully vested and eligible to receive the Merger Consideration in accordance with Section 2.1, and treated as shares of Company Common Stock.

(b) The Company shall take all actions necessary to ensure that, as of the Effective Time, (i) the Company Stock Plan shall terminate and (ii) no holder of a Company Restricted Stock Award or any participant in any Company Stock Plan or any other employee incentive or benefit plan, program or arrangement or any non-employee director plan maintained by the Company shall have any rights to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Corporation, the Surviving Company or any of their Subsidiaries, except the right to receive the Merger Consideration.

Section 2.3 Exchange and Payment.

(a) Promptly after the Effective Time, Parent shall deposit (or cause to be deposited) with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), in trust for the benefit of holders of Eligible Shares immediately prior to the Effective Time, for exchange in accordance with this Article II through the Exchange Agent, shares of Parent Common Stock sufficient in order for the Exchange Agent to distribute the aggregate Merger Consideration. From time to time as needed as reasonably determined by Parent, Parent shall deposit with the Exchange Agent any dividends or distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(g). All such cash, dividends, distributions and shares of Parent Common Stock deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund”. The Exchange Agent will, pursuant to irrevocable instructions reasonably acceptable to the Company, deliver the Merger Consideration contemplated to be paid for the Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 2.3(d) and 2.3(g), the Exchange Fund will not be used for any other purpose.

(b) As soon as reasonably practicable after the Effective Time, the Surviving Company shall cause the Exchange Agent to mail to each holder of record of a certificate (“Certificates”) that immediately prior to the Effective Time represented outstanding Eligible Shares that were converted into the right to receive the Merger Consideration (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and contain such other provisions as Parent or the Exchange Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(g). Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate shall be entitled to receive in exchange for the Eligible Shares formerly represented by such Certificate that number of whole shares of Parent Common Stock (after taking into account all Eligible Shares then held by such holder under all Certificates so surrendered) to which such holder of Eligible Shares shall have become entitled pursuant to Section 2.1(a) (which shares of Parent Common Stock shall be in uncertificated book-entry form unless a physical certificate is requested), any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(g), and the Certificate so surrendered shall forthwith be cancelled. Promptly after the Effective Time and in any event not later than the third Business Day thereafter, the Surviving Company shall cause the Exchange Agent to issue and send to each holder of uncertificated Eligible Shares represented by book entry (“Book-Entry Shares”) (i) a notice advising such holders of the effectiveness of the Mergers, (ii) a statement reflecting the number of shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 2.1(a)(i) (after taking into account all Eligible Shares then held by such holder) and (iii) a check or wire transfer in the amount equal to any dividends or distributions payable pursuant to Section 2.3(d) and cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.3(g)), without such holder being required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent, and such Book-Entry Shares shall then be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions or cash in lieu of fractional shares, if any, payable to holders of Certificates or Book-Entry Shares. Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Share shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(g).

(c) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such

Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such tax is not applicable.

(d)(i) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof until the holder thereof shall surrender such Certificate in accordance with this Article II. Following the surrender of a Certificate by a record holder of Eligible Shares in accordance with this Article II, there shall be paid to such holder, without interest, (1) promptly after such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (2) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(ii) Notwithstanding anything in the foregoing to the contrary, holders of Book-Entry Shares who are entitled to receive shares of Parent Common Stock under this Article II shall be paid (A) at the time of payment of such Parent Common Stock by the Exchange Agent under Section 2.3(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such payment by the Exchange Agent under Section 2.3(b) and a payment date subsequent to the time of such payment by the Exchange Agent under Section 2.3(b) payable with respect to such whole shares of Parent Common Stock.

(e) The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(g) issued and paid in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(f) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, on a daily basis. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(g) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, no dividends or other distributions with respect to the Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash (without interest) determined by multiplying (i) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive (taking into account all Eligible Shares held at the Effective Time by such holder and rounded to the nearest thousandth when expressed in decimal form) pursuant to Section 2.1(a), by (ii) the average of the volume weighted average prices per share of Parent Common Stock on the Nasdaq Global Select Market (“NASDAQ”) (as reported by Bloomberg, L.P. or, if not reported by Bloomberg, L.P., in another authoritative source mutually selected by Parent and the Company) (“Parent VWAP”) for the ten consecutive trading days ending with the last complete trading day prior to the Closing Date.

(h) Any portion of the Exchange Fund (and any interest or other income earned thereon) that remains undistributed to the holders of Certificates or Book-Entry Shares six months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any remaining holders of Certificates or Book-Entry Shares (except to the extent representing Excluded Shares or Dissenting Shares) shall thereafter look only to the Surviving Company as general creditors thereof for payment of the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(g) (subject to abandoned property, escheat or other similar laws), without interest.

(i) None of Parent, the Surviving Corporation, the Surviving Company, the Exchange Agent or any other Person shall be liable to any Person in respect of any portion of the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent and the Exchange Agent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(g).

(k) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.1(a) to pay for Shares for which appraisal rights have been perfected as described in Section 2.5 shall be returned to Parent, upon demand; provided that the Parties acknowledge that, notwithstanding anything to the contrary in this Agreement, Parent shall not be required under this Section 2.3 or otherwise to deposit with the Exchange Agent any cash to pay Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(g) with respect to Shares as to which its holder has purported to deliver a notice or demand of appraisal that has not been withdrawn prior to the Closing Date.

(l) On the Closing Date, the Exchange Agent shall set aside shares of Parent Common Stock out of the Merger Consideration which would be issuable to the holders of the Convertible Notes upon completion of an “Accelerated Mandatory Conversion” of the Convertible Notes pursuant to the Convertible Notes Indenture. The Company shall take the necessary steps under the Convertible Notes Indenture to commence and effect an “Accelerated Mandatory Conversion” of the Convertible Notes pursuant to the terms and provisions of the Convertible Notes Indenture no later than the fifth Trading Day following the Closing Date. Upon completion of the Accelerated Mandatory Conversion and compliance by holders of the Convertible Notes with the applicable conversion procedures in the Convertible Notes Indenture, the Exchange Agent will distribute to the trustee under the Convertible Notes Indenture or the holders of Convertible Notes the shares of Parent Common Stock out of the Merger Consideration that such holders are entitled to receive.

Section 2.4 Withholding Rights. The Parent Parties, the Surviving Corporation, the Surviving Company and the Exchange Agent shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to any holder of Shares or otherwise pursuant to this Agreement such amounts as the Parent Parties, the Surviving Corporation, the Surviving Company or the Exchange Agent determines in good faith it is required to deduct and withhold under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made, and, if a portion of the Parent Common Stock otherwise deliverable to a Person is withheld hereunder, the relevant withholding party shall be treated as having sold such Parent Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of the required withholding (which fair market value shall be deemed to be the closing price of shares of Parent Common Stock on NASDAQ on the Closing Date) and having paid such cash proceeds to the appropriate Governmental Entity. If the Parent Parties, the Surviving Corporation, the Surviving Company or the Exchange Agent determines that any withholding is required with respect to the Merger Consideration (other than backup withholding or withholding from compensatory payments), then it shall use commercially reasonable efforts to provide written notice of such determination to the Company prior to withholding and shall use commercially reasonable efforts to cooperate with the payee’s efforts to mitigate any such requirement in accordance with applicable Law; provided, however, none of the Parent Parties, the Surviving Corporation, the Surviving Company or the Exchange Agent shall be required to take any steps to reduce or avoid deduction or withholding if such steps can reasonably be expected to result in any unreimbursed costs, expenses or Taxes for such Person or any of its Affiliates and no restructuring of the transactions contemplated by this Agreement shall be required in order to reduce or eliminate any withholding.

Section 2.5 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall be treated in accordance with Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then (i) such shares of Company Common Stock shall thereupon cease to constitute Dissenting Shares and (ii) the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 262 of the DGCL shall be forfeited and cease and if such forfeiture shall occur following the Effective Time, each such Dissenting Share shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration. The Company shall serve prompt notice to Parent of any demands for appraisal of any Shares, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) any Company SEC Document (excluding any disclosure set forth in such Company SEC Document under the heading “Risk Factors” or in any section related to forward-looking statements, to the extent that such disclosure is non-specific, predictive or primarily cautionary in nature) filed on or after January 1, 2021 and at least 24 hours prior to the date hereof (without giving effect to any disclosure set forth in any Company SEC Document or any amendment to any Company SEC Document in each case filed on or after the date hereof) or (b) the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to the Parent Parties as follows:

Section 3.1 Organization, Standing and Power.

(a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), and in the case of clause (i) and (ii) as they relate to

Subsidiaries, where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has previously made available to Parent true and complete copies of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) and the certificate of incorporation and by-laws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation in any material respect of any material provision of the Company Charter or Company Bylaws. The Company has made available to Parent true and complete copies of the minutes (or, in the case of draft minutes, the most recent drafts thereof as of the date of this Agreement) of all meetings of the Company’s stockholders, the Company Board and each committee of the Company Board held since the Reorganization Date.

(c) The Subsidiaries of the Company in Colombia are not and have not been subject to any type of insolvency proceedings, any proceedings related to bankruptcy or any voluntary or compulsory winding-up process in accordance with Law 1116 of 2006 or any other applicable insolvency Law.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 25,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). As of the close of business on June 29, 2021 (the “Measurement Date”), (i) 1,840,641 Shares (including Shares subject to Company Restricted Stock Awards and excluding treasury shares) were issued and outstanding, (ii) 1,387 Shares were held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding and no shares of Company Preferred Stock were held by the Company in its treasury, (iv) 399,618 Shares were reserved for issuance pursuant to the Company Stock Plan, and (v) 10,206,151 Shares were reserved for issuance upon conversion of the 5.00% Convertible Senior Unsecured PIK Notes due 2025 (the “Convertible Notes”). All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or is otherwise bound. No shares of capital stock of the Company are owned by any Subsidiary of the Company. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued and are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by the Company, free and clear of all Encumbrances. Except for the Convertible Notes, neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter. Except as set forth above in this Section 3.2(a), there are no outstanding (i) shares of capital stock or other voting securities or equity interests of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company or any of its Subsidiaries, (iii) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (iv) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in the preceding clause (iii) or (v) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. Except for the Voting and Support Agreement, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or of which the Company has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries.

(b) Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the close of business on the Measurement Date, of outstanding Company Restricted Stock Awards, indicating as applicable, with respect to each Company Restricted Stock Award then outstanding, the number of Shares subject to such Company Restricted Stock Award, the date of grant and vesting schedule. Except for the Company Restricted Stock Awards, there are no outstanding options, restricted stock units or other similar rights to purchase or receive Shares or other awards granted under the Company Stock Plan or otherwise. The Company has made available to Parent true and complete copies of the Company Stock Plan and the forms of all award agreements evidencing outstanding Company Restricted Stock Awards.

(c) Section 3.2(c) of the Company Disclosure Letter sets forth the outstanding principal amount of the Convertible Notes and the number of Shares into which such Convertible Notes will convert in connection with the First Company Merger.

Section 3.3 Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 3.4 Authority.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Mergers and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Mergers and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Mergers and the other transactions contemplated hereby, subject, in the case of the consummation of the Mergers, to the adoption of this Agreement by the holders of at least sixty percent of the total voting power of all outstanding securities of the Company generally entitled to vote at a meeting of the Company’s stockholders (including the Convertible Notes) (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Parent Parties, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Mergers and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Mergers, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption and (iv) resolving to recommend that the Company’s stockholders vote in favor of the adoption of this Agreement and the transactions contemplated hereby, including the Mergers, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.2.

(c) The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the transactions contemplated by this Agreement. No vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by the Company other than the Mergers.

Section 3.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Mergers and the other transactions contemplated hereby and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Encumbrance in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Senior Debt Indenture, the Company Charter or Company Bylaws, or the certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of the Company, (ii) any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written (each, including all amendments thereto, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults, failures to obtain consents or approvals, or other occurrences that are not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Mergers and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other applicable state or federal securities, takeover and “blue sky” laws, (iii) the filing of the Certificates of Merger with the Delaware Secretary of State as required by the DGCL or the DLLCA, as applicable, and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6 SEC Reports; Financial Statements.

(a) The Company has filed with or furnished to the Securities and Exchange Commission (the “SEC”) on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by the Company since the Applicable Date (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents (i) have been prepared in a manner consistent with the books and records of the Company and its Subsidiaries, (ii) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since the Applicable Date, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable Laws and reflect only actual transactions.

(c) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act, is made known to the Company’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures under the Exchange Act. The chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, their conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP.

(e) Since the Applicable Date, (i) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the Company’s knowledge, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation. The Company has made available to Parent true, correct and complete copies of all written correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, with respect to open comments occurring since the Applicable Date.

(g) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(h) The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act that are applicable to the Company.

(i) No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

Section 3.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2020 included in the Annual Report on Form 10-K filed by the Company with the SEC on March 5, 2021 (without giving effect to any amendment thereto filed on or after the date hereof) (the “Balance Sheet”), (b) for liabilities under this Agreement or incurred in connection with the transactions contemplated hereby, (c) obligations and liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2020 and (d) obligations or liabilities that, individually or in the aggregate, are not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.8 Certain Information. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the first sentence of Section 4.10, the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by or on behalf of the Parent Parties specifically for inclusion or incorporation by reference therein.

Section 3.9 Absence of Certain Changes or Events. Since December 31, 2020: (a) the Company and its Subsidiaries have conducted their businesses only in the ordinary course of business consistent with past practice, excluding any actions of the Company or its Subsidiaries reasonably taken to mitigate or remedy the impact of COVID-19 on the Company or its Subsidiaries; (b) there has not been any Company Material Adverse Effect; (c) neither the Company nor any of its Subsidiaries has experienced any business interruptions arising out of, resulting from or related to COVID-19 or COVID-19 Measures which have had or would reasonably be expected to have a material impact on the business or operations of the Company and its Subsidiaries, taken as a whole; and (d) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1(a).

Section 3.10 Litigation. There is no action, suit, claim, arbitration, investigation, inquiry, grievance, charge, complaint, demand, challenge, notice audit, inquiry or other proceeding (each, an “Action”) (or basis therefor) pending or, to the Company’s knowledge, threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, including with respect to any matter arising from or related to COVID-19 or COVID-19 Measures (whether regarding contractual, labor, employment, benefits or other matters), other than any Action commenced by a Person other than a Governmental Entity that (a) does not involve an amount in controversy in excess of $200,000, and (b) does not seek material injunctive or other non-monetary relief. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction or decree of any Governmental Entity which has or would reasonably be expected to materially and adversely impact the business of the Company and its Subsidiaries. There is no Action pending or, to the Company’s knowledge, threatened seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other transactions contemplated by this Agreement.

Section 3.11 Compliance with Laws. The Company and each of its Subsidiaries are and since the Applicable Date have been in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets. Neither the Company nor any of its Subsidiaries has since the Applicable Date received a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets. The Company and each of its Subsidiaries have in effect all material permits, licenses, variances, exemptions, approvals, authorizations, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Entities necessary or advisable for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit other than any violation, default or event that is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby.

Section 3.12 Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Letter contains a true and complete list of each material Company Plan.

(b) The Company has provided or made available to Parent a current, accurate and complete copy of each Company Plan, or if such Company Plan is not in written form, a written summary of all of the material terms of such Company Plan. With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) in the case of any Company Plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination or opinion letter from the Internal Revenue Service (the “IRS”), (iii) the most recent summary plan description, summary of material modifications, and other similar material written communications (or a written description of any material oral communications) to the Participants, and (iv) for the three most recent years (1) in the case of any Company Plan for which a Form 5500 must be filed, the Form 5500 and attached schedules, (2) audited financial statements and (3) actuarial valuation reports.

(c) Neither the Company, its Subsidiaries or any ERISA Affiliate sponsors, maintains, contributes to or is required to contribute to or in the past six (6) years has sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.

(d) With respect to the Company Plans:

(i) each Company Plan has been administered and operated in all material respects in accordance with its terms and in material compliance with the applicable provisions of ERISA and the Code and all other applicable Laws for the past six years;

(ii) no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any Company Plan, and all contributions required to be made under the terms of any Company Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company and its Subsidiaries;

(iii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the Company’s knowledge, nothing has occurred since the date of such letter that would reasonably be expected to (1) cause the loss of the sponsor’s ability to rely upon such letter and (2) result in the loss of the qualified status of such Company Plan;

(iv) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the IRS or any other Governmental Entity or by any Participant or beneficiary pending, or to the Company’s knowledge, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) nor, to the Company’s knowledge, are there facts or circumstances that exist that could reasonably give rise to any such actions;

(v) none of the Company, its Subsidiaries or any ERISA Affiliate has incurred any direct or indirect liability under ERISA, the Code or other applicable Laws in connection with the termination of, withdrawal from or failure to fund, any Company Plan or other retirement plan or arrangement, and, to the Company’s knowledge, no fact or event exists that would reasonably be expected to give rise to any such liability;

(vi) the Company and its Subsidiaries do not maintain any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601, et seq. of ERISA, Section 4980B(b) of the Code, the applicable provisions of the Health Insurance Portability and Accountability Act of 1986, as amended, and the Patient Protection and Affordable Care Act, as amended, and the Company and its Subsidiaries are not subject to any liability, including additional contributions, fines, assessable payments, penalties or loss of Tax deduction as a result of such administration and operation;

(vii) none of the Company Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by Section 601, et seq. of ERISA and Section 4980B(b) of the Code or other applicable similar law regarding health care coverage continuation (collectively “COBRA”), and none of the Company, its Subsidiaries or any ERISA Affiliate has any liability to provide post-termination or retiree welfare benefits to any person or has ever represented, promised or contracted to any employee or former employee of the Company (either individually or to Company employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(viii) with respect to each Company Plan that is not subject exclusively to United States Law, including any statutory benefits (each, a “Non-U.S. Benefit Plan”): (i) all employer and employee contributions to each Non-U.S. Benefit Plan required by applicable Law or by the terms of such Non-U.S. Benefit Plan or pursuant to any other contractual obligation (including contributions to all mandatory provident fund schemes) have been timely made in accordance, in all material respects, with applicable Law; (ii) from and after the Effective Time, such funds, accruals or reserves under the Non-U.S. Benefit Plans shall be used exclusively to satisfy benefit obligations accrued under such Non-U.S. Benefit Plans or else shall remain or revert to Parent and its Affiliates in accordance with the terms of such Non-U.S. Benefit Plan or applicable Law; and (iii) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; and

(ix) the execution and delivery of this Agreement and the consummation of the Mergers will not, either alone or in combination with any other event, (1) entitle any current or former employee, officer, director or consultant of the Company or any Subsidiary to severance pay, unemployment compensation or any other similar termination payment including statutory severance or notice pay, or (2) accelerate the time of funding, payment or vesting, or increase the amount of or otherwise enhance any benefit or payment due any such employee, officer, director or consultant.

(e) Neither the Company nor any Subsidiary is a party to any agreement, contract, arrangement or plan (including any Company Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which any of the Company or any Subsidiary is a party or by which any of them is otherwise bound to compensate any person in respect of taxes or other liabilities incurred with respect to Section 4999 of the Code.

(f) Each Company Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code has been operated and maintained in compliance with Section 409A of the Code and the regulations and other administrative guidance promulgated thereunder (the “409A Authorities”). No Participant is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries in respect of any Tax (including Federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A of the Code)) or interest or penalty related thereto.

(g) Neither the Company nor any of its Subsidiaries has amended its Company Plans in response to COVID-19. Neither the Company nor any of its Subsidiaries has experienced a partial plan termination.

(h) For purposes of this Agreement, “Participant” shall mean current or former director, officer, employee, contractor or consultant of the Company or any of its Subsidiaries who participates or has participated in the applicable Company Plan.

(i) Section 3.12(i)(i) of the Company Disclosure Letter contains a true and complete list of all outstanding deferred and retention bonuses, including the name of the recipient, the amount of such bonus, and the applicable payment date(s). Section 3.12(i)(ii) of the Company Disclosure Letter contains a true and complete list of all severance obligations, including accrued but unpaid vacation, that would be due to any employee of the Company and its Subsidiaries upon his or her termination without cause (as defined in the applicable Company Plan).

Section 3.13 Labor Matters.

(a) The Company and its Subsidiaries are and have been in compliance, in all material respects, with all applicable Laws relating to labor and employment, including those relating to terms and conditions of employment, termination of employment, wages, social benefits, vacation, legal paid-leaves, overtime classification, special authorizations of the Colombian Ministry of Labor such as overtime, surcharges for working on a night shift, Sundays and holidays, hours, working day, apprentices quota, extralegal non-salary benefits, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, harassment (including labor harassment committee), immigration, (including visas, permits, registration of foreign employees before SIRE and RUTEC platforms of the Migration Colombia and the Colombian Ministry of Labor), registration of vacancies in the respective system, classification of employees, consultants and independent contractors (including natural and legal persons), employee privacy data, occupational safety and health (including the committee, health and management system), internal labor codes and regulation, employee whistle-blowing, illegal labor intermediation, and affiliation, payment and withholding of taxes and social security contributions; provided, that the foregoing is without limitation to the provisions of subsection (g) of this Section 3.13. Since January 1, 2018, there has not been, and as of the date of this Agreement there is not pending or, to the Company’s knowledge, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by employees.

(b) No employee of the Company or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the Company’s knowledge, since January 1, 2018 there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company or any of its Subsidiaries. There are no, and since January 1, 2018 there have been no, (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board, the labor jurisdiction, the Colombian Ministry of Labor, the Parafiscal and Pension Management Unit-UGPP or any other labor relations tribunal or Governmental Entity and to the Company’s knowledge no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board, the labor jurisdiction, the Colombian Ministry of Labor, the UGPP or any other labor relations tribunal or Governmental Entity or (iii) pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c) To the Company’s knowledge, no current employee or officer of the Company or any of its Subsidiaries intends, or is expected, to terminate his employment relationship with such entity following the consummation of the transactions contemplated hereby.

(d) Since January 1, 2018, (i) neither the Company nor any Subsidiary has effectuated a “plant closing” (as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any Subsidiary affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) to the Company’s knowledge, neither the Company nor any Subsidiary has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law.

(e) With respect to any current or former employee, officer, consultant or other service provider of the Company, there are no actions against the Company or any of its Subsidiaries pending, or to the Company’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of the Company, including any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws.

(f) Except with respect to any Company Plan, the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which the Company or any of its Subsidiaries is a party.

(g) Since January 1, 2018, (i) no allegations of workplace harassment, discrimination or other misconduct have been made, initiated, filed or, to the Company’s knowledge, threatened against the Company, any of its Subsidiaries or any of their respective current or former directors, officers or management employees and (ii) neither the Company nor any of its Subsidiaries have entered into any settlement agreement or consent decree and no Governmental Entity has issued a judgment or similar ruling related to allegations of harassment, discrimination or other misconduct by any of their directors, officers or employees described in clause (i) hereof.

(h) Section 3.13(h) of the Company Disclosure Letter reflects any material actions taken by the Company or its Subsidiaries in response to COVID-19, (i) with respect to any employees of the Company or its Subsidiaries, including workforce reductions, terminations, furloughs or material changes to compensation, benefits, working schedules or non-paid leaves, (ii) with respect to any applications for or loans or payments received under the CARES Act, any employee support programs (including PAP, PAEF, reduction on pension contributions of May and June 2020) or any other COVID-19 Measures, and (iii) with respect to any tax credits claimed or Taxes deferred under any COVID-19 Measure. There are no actions pending or, to the Company’s knowledge threatened, against the Company or its Subsidiaries which allege that the Company or any of its Subsidiaries failed to provide a safe working environment, appropriate equipment or accommodation in relation to COVID-19. The Company and its Subsidiaries are in compliance in all material respects with all COVID-19 Measures applicable to any location in which the Company or its Subsidiaries operate. To the extent the Company or any of its Subsidiaries is requiring employees to perform in-person work in any locations subject to a health and safety order the Company’s and its Subsidiaries’ requirements for in-person services meet the standards set forth in the current order in all material respects. The Company and its Subsidiaries have also documented work-related injuries and illnesses in compliance, in all material respects, with the requirements of the Occupational Safety and Health Administration (“OSHA”).

(i) To the Company’s knowledge, no employee of the Company or any of its Subsidiaries has been a victim of kidnapping or a victim of any other major violent event committed by illegal armed groups in Colombia that would (i) result in any violation of, or failure to comply with, any legal labor requirement on the part of the Company or any of its Subsidiaries under a labor agreement and (ii) pose a potential labor risk for the Company or any of its Subsidiaries. The Company and each of its Subsidiaries have conducted and are conducting their business in compliance in all material respects with Law 986 of 2005 concerning Colombian governmental measures to protect kidnapping victims and Colombian Laws related to counter-terrorism and illicit financial activities. The Company and its Subsidiaries (x) are in material compliance with all applicable Laws and labor agreements respecting safety and security practices, and (y) have not paid, promised to pay, or authorized the payment of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, or services, to an illegal armed group for ransom of an employee or former employee or as a result of any of major violent event committed by an illegal armed group against their employees or former employees. There is no Action, arbitration or grievance pending or, to the Company’s knowledge, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties or assets, related based upon any violation or alleged violation of Law 986 of 2005.

Section 3.14 Environmental Matters. Except as would not be material to the Company and its Subsidiaries, taken as a whole:

(a) Each of the Company and its Subsidiaries (i) is and since the Applicable Date has been in compliance with applicable Environmental Laws and (ii) has received and is and since the Applicable Date has been in compliance with all Permits required under Environmental Laws for the conduct of its business (“Environmental Permits”). All Environmental Permits were validly issued and are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Environmental Permits. To the Company’s knowledge, all Environmental Permits are expected to be issued or reissued on a timely basis on such terms and conditions as are reasonably expected to enable the Company and its Subsidiaries to continue to conduct their operations in a manner substantially similar to the manner in which such operations are presently conducted.

(b) No Environmental Claim is pending or, to the Company’s knowledge, threatened against either the Company or any of its Subsidiaries or against any Person whose liability for the Environmental Claim was or may have been retained or assumed either contractually or by operation of law by the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries nor any other Person has managed, used, stored, or Released Hazardous Materials and, to the Company’s knowledge, no Hazardous Materials have been released or are present in, on, at or beneath any properties, facilities or vessels currently or previously owned, leased, operated or used by the Company or any of its Subsidiaries or any properties to which the Company or its Subsidiaries or any agent thereof sent Hazardous Materials for disposal, in each case that would reasonably be expected to result in liability under Environmental Law for the Company or any of its Subsidiaries.

(d) No Encumbrance imposed by any Governmental Entity pursuant to any Environmental Law is currently outstanding and no financial assurance obligation is in force as to any property leased or operated by the Company or any of its Subsidiaries.

(e) The Company and its Subsidiaries have made available to Parent complete copies of all audits, reports, studies, assessments and results of investigations addressing or relating to compliance with Environmental Law or environmental liabilities or Environmental Claims that are in the possession or control of the Company or any of its Subsidiaries, with respect to all currently or previously owned, leased or operated properties of the Company or any of its Subsidiaries.

(f) The Company and its Subsidiaries have not assumed nor indemnified any Person for any obligation or liability relating to or arising under Environmental Law by Contract or by operation of law.

(g) Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any notices, demand letters, subpoenas or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law in any respect.

(h) For purposes of the Agreement:

(i) “Environment” means any air (whether ambient outdoor or indoor), surface water, drinking water, groundwater, land surface, wetland, subsurface strata, soil, sediment, plant or animal life, any other natural resources, and the sewer, septic and waste treatment, storage and disposal systems servicing real property or physical buildings or structures.

(ii) “Environmental Claim” means any claim, cause of action, suit, proceeding, investigation or notice by any Person alleging potential liability (including potential liability for investigatory costs, cleanup or remediation costs, governmental or third party response costs, natural resource damages, property damage, personal injuries, or fines or penalties) based on or resulting from (A) the presence or Release of any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its Subsidiaries or (B) any violation of any Environmental Law.

(iii) “Environmental Law” means any Law (including common law) or any binding agreement, memorandum of understanding or consent order issued or entered by or with any Governmental Entity or Person relating to: (1) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (2) human health and safety with regard to exposure to any Hazardous Materials, (3) any Release or threatened Release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such Release or threatened Release, (4) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport, or recycling of any Hazardous Materials or (5) the presence of Hazardous Materials in any building, physical structure, product or fixture.

(iv) “Hazardous Materials” means any pollutant, contaminant, constituent, chemical, raw material, product or by-product, substance, material or waste that by virtue of its hazardous, toxic, poisonous,

explosive, caustic, flammable, corrosive, infectious, pathogenic, carcinogenic or otherwise dangerous and deleterious properties is defined by or subject to regulation or gives rise to liability under any Environmental Law, including without limitation mold, petroleum or any fraction thereof, asbestos or asbestos-containing material, per- and polyfluoroalkyl substances, polychlorinated biphenyls, lead paint, insecticides, fungicides, rodenticides, pesticides and herbicides.

(v) “Release” means any release, spill, emission, escape, leak, pumping, injection, emptying, pouring, dumping, deposit, disposal (including the abandonment or discarding of barrels, containers or other receptacles containing Hazardous Substances), discharge, dispersal, leaching or migration into the indoor or outdoor Environment.

Section 3.15 Taxes.

(a) The Company and each of its Subsidiaries has filed all income and other material Tax Returns required to be filed by or with respect to it under applicable Laws, and all such Tax Returns are true, complete, and correct in all material respects. The Company and each of its Subsidiaries has made available to Parent correct and complete copies of all income and other material Tax Returns for all Tax periods beginning from and after December 31, 2017;

(b) The Company and each of its Subsidiaries has paid all material Taxes, including all installments on account of Taxes for the current year, due and owing by it (whether or not such Taxes are related to, shown on or required to be shown on any Tax Return), and has withheld or deducted and paid over to the appropriate Governmental Entity all Taxes which it is required to withhold or deduct from amounts paid or owing or deemed paid or owing or benefits given to any employee, stockholder, creditor or other third party, including for services performed outside the city, state, province or country where any employee is based;

(c) None of the Company or any of its Subsidiaries has (i) waived any statute of limitations with respect to any Taxes of the Company or any of its Subsidiaries or (ii) consented to any extension of time with respect to any Tax assessment or deficiency of the Company or any of its Subsidiaries, which waiver or extension of time is currently outstanding;

(d) No Tax audits or assessments or administrative or judicial Actions are pending or, to the Company’s knowledge, are threatened in writing with respect to the Company or any of its Subsidiaries, and, to the Company’s knowledge, there are no material matters under discussion, audit or appeal with any Governmental Entity with respect to Taxes of the Company or any of its Subsidiaries;

(e) There are no liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax (excluding, for the avoidance of doubt, liens for Taxes not yet past due);

(f) All material Tax deficiencies that have been claimed, proposed or asserted in writing against the Company or any of its Subsidiaries have been fully paid or finally settled, and no issue has been raised in writing in any examination which, by application of similar principles, could reasonably be expected to result in the proposal or assertion of a material Tax deficiency for any other year not so examined;

(g) No claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction, which claim has not been resolved, and neither the Company nor any of its Subsidiaries has a taxable presence or nexus other than in the jurisdictions in which it currently files Tax Returns;

(h) None of the Company or any of its Subsidiaries (i) has been a member of an Affiliated Group (other than a group comprised solely of the Company and its Subsidiaries), (ii) has any liability for the Taxes of any

Person other than itself under Section 1.1502-6 of the Treasury Regulations (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, by contract or otherwise, (iii) is party to or bound by or has any obligations under any Tax allocation, Tax sharing, Tax indemnification or other similar agreement (other than any such agreement entered into in the ordinary course and the principal purpose of which is not the allocation or sharing of Taxes), or (iv) is party to any contract or arrangement to pay, indemnify or make any payment with respect to any Tax liabilities of any stockholder, member, manager, director, officer or other employee or contractor of the Company, or any of its Subsidiaries. None of the Company or any of its Subsidiaries will be subject to a Tax arising as a result of the Company or such Subsidiary ceasing to be a member of any Affiliated Group in connection with this Agreement;

(i) None of the Company or any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code;

(j) None of the Company or any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Sections 6111 and 6112 of the Code or any similar provisions of U.S. state or local or non-U.S. Law;

(k) Neither the Company nor any of its Subsidiaries has requested or received a written ruling from any Governmental Entity or signed any binding agreement with any Governmental Entity or made or filed any election, designation, or similar filing with respect to Taxes of the Company or any of its Subsidiaries. The amount of Tax chargeable on the Company and each of its Subsidiaries does not depend, and has not depended, to any material extent, on any concession, or agreement with any Governmental Entity;

(l) None of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, including, as a result of any (i) change in or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, (vi) any Pandemic Response Law (in respect of transactions or events or prior to the Closing Date), or (vii) “global intangible low-taxed income” within the meaning of Section 951A of the Code (or any corresponding or similar provision of Law) or “subpart F income” within the meaning of Section 951 of the Code (or any corresponding or similar provision of Law) of the Company or its Subsidiaries attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date;

(m) None of the Company or any of its Subsidiaries will be required to pay any Tax after the Closing Date as a result of an election made pursuant to Section 965(h) of the Code;

(n) None of the Company’s non-U.S. Subsidiaries has, or at any time has had, an investment in “United States property” within the meaning of Section 956(b) of the Code;

(o) None of the Company’s non-U.S. Subsidiaries is, or at any time has been, a “passive foreign investment company” within the meaning of Section 1297 of the Code and none of the Company or any of its Subsidiaries is a stockholder, directly or indirectly, in a passive foreign investment company;

(p) None of the Company’s non-U.S. Subsidiaries is, or at any time has been, engaged in the conduct of a trade or business within the United States within the meaning of Section 864(b) or Section 882(a) of the Code, or considered to be so engaged under Section 882(d) or Section 897 of the Code or otherwise;

(q) None of the Company’s non-U.S. Subsidiaries holds, or at any time has held, a “United States real property interest” within the meaning of Section 897(c)(1) of the Code;

(r) The Company is not an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code;

(s) None of the Company’s Subsidiaries is or has been a “controlled foreign corporation” within the meaning of Section 957 of the Code;

(t) The prices and terms for the provision of any property or services undertaken among the Company and its Subsidiaries are arm’s length for purposes of the relevant transfer pricing Laws, and all related documentation required by such Laws has been timely prepared or obtained and, if necessary, retained;

(u) The Company is not, nor has been, a “U.S. real property holding corporation” within the meaning of Section 897 of the Code;

(v) Section 3.15(w) of the Company Disclosure Letter sets forth a list of the entity classification of the Company and each of its Subsidiaries for U.S. federal income tax purposes, and, unless otherwise noted, each entity has had such classification at all times since its incorporation or formation, as applicable. Each Subsidiary of the Company that was incorporated or formed under the Laws of the Republic of Panama is properly classified as an “offshore entity” for Panamanian tax purposes;

(w) Each of the Company and its Subsidiaries has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, value-added harmonized sales and state, provincial or territorial sales Taxes (collectively, “Sales Taxes”), required by applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it; and none of the Company and its Subsidiaries has received notice from a Governmental Entity that any such amount was insufficient, delinquent, subject to an adjustment or improperly assessed; and

(x) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, or has knowledge, of the existence of any fact or circumstance, that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Each reference to the Company or any of its Subsidiaries in this Section 3.15 shall be deemed to include each Person that merged with and into the Company or any of its Subsidiaries and each Person for which the Company or any of its Subsidiaries has any successor or transferee liability.

Section 3.16 Contracts.

(a) Section 3.16 of the Company Disclosure Letter lists each Contract of the following types to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound:

(i) any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii) any Contract that expressly restricts the ability of the Company or any of its Subsidiaries (or, following the consummation of the Mergers and the other transactions contemplated by this Agreement, would expressly restrict the ability of Parent or any of its Subsidiaries, including the Surviving Corporation) to compete in any line of business or with any Person or in any geographic area, or that expressly restricts the right of the Company and its Subsidiaries (or, following the consummation of the Mergers and the other transactions contemplated by this Agreement, would limit the ability of Parent or any of its Subsidiaries, including the Surviving Corporation) to sell to or purchase from any Person or to hire any Person, or that grants the other party or any third Person “most favored nation” status or any type of special discount rights, where such restriction would reasonably be expected to have a material impact on the Company’s and its Subsidiaries’ business, taken as a whole;

(iii) any Contract with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability or other similar agreement or arrangement;

(iv) any Contract relating to Indebtedness;

(v) any Contract involving the pending acquisition or disposition, directly or indirectly (by merger or otherwise), of capital stock or other equity interests, or any assets or liabilities that are material to the Company (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice);

(vi) any Contract other than a Company Plan that by its terms calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract of more than $300,000 over any twelve month period;

(vii) any Contract providing for continuing indemnification, guarantee, “earn-out” or other contingent payment obligations to or from any Person with respect to liabilities relating to any current or former business of the Company, any of its Subsidiaries or any predecessor Person, excluding indemnification provided by the Company or any of its Subsidiaries to customers in the ordinary course of business;

(viii) any (1) license agreement other than (A) a license of commercially available “off-the-shelf” software for an aggregate license fee of no more than $25,000 and (B) Contracts that contain a license from a customer to use its information or data in the course of performing services for the customer, including any such Contracts that grant the Company or any of its Subsidiaries a license to any rights to Intellectual Property in and to any portion of the work product or other deliverables prepared for the customer or (2) Contract that limits the Company’s or any of its Subsidiaries’ rights to enforce or register Intellectual Property owned by the Company or any of its Subsidiaries, including covenants not to sue and co-existence agreements;

(ix) any Contract that provides for any standstill or similar obligations restricting the purchase by the Company of securities of a third Person;

(x) any Contract (including any Contract for the provision of drilling services) that obligates the Company or any of its Subsidiaries to make any capital expenditures in any twelve month period in an amount in excess of $200,000;

(xi) any Contract pursuant to which the Company or any of its Subsidiaries is the lessee or lessor of, or holds, uses, or makes available for use to any Person (other than the Company or any of its Subsidiaries), (1) any real property or (2) any tangible personal property and, in the case of clause (2), that involves an aggregate future or potential liability or receivable, as the case may be, in excess of $300,000;

(xii) any Contract for the sale or purchase of any real property, or for the sale of any tangible personal property in an amount in excess of $50,000;

(xiii) any material Contract not entered into in the ordinary course of business between the Company or any of its Subsidiaries, on the one hand, and any Affiliate thereof other than any Subsidiary of the Company;

(xiv) any material Contract with a former executive officer or director of the Company or any of its Subsidiaries;

(xv) any Contract with any Governmental Entity;

(xvi) any Contract with any labor union;

(xvii) any Contract relating to settlement or other final disposition of any Action since January 1, 2018; or

(xviii) any Contract that results in any Person holding a power of attorney from the Company or any of its Subsidiaries that relates to the Company, any of its Subsidiaries or their respective business.

Each contract of the type described in clauses (i) through (xviii) is referred to herein as a “Material Contract.”

(b)(i) Each Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Company’s knowledge, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) the Company and each of its Subsidiaries, and, to the Company’s knowledge, each other party thereto, has performed all obligations required to be performed by it under each Material Contract; and (iii) there is no default under any Material Contract by the Company or any of its Subsidiaries or, to the Company’s knowledge, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries or, to the Company’s knowledge, any other party thereto under any such Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such default, event or condition except for such default as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of all Material Contracts, including all amendments thereto.

(c) Neither the Company nor any of its Subsidiaries is a party to any material Contract that contains a “change of control” provision that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement

Section 3.17 Insurance. The Company and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are, to the Company’s knowledge, customary and adequate for companies of similar size in the industries and locations in which the Company operates. Section 3.17 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in material breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a material breach or default, or would permit termination or modification of, any such policy and (c) to the Company’s knowledge, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. There are no claims pending under any insurance policies currently in effect and no claim has been made since the Applicable Date that was denied, rejected, disputed or refused coverage, in whole or in part (other than a customary reservation of rights notice). No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the transactions contemplated hereby. Neither the Company nor any of its Subsidiaries has made any claims on existing insurance policies, including business interruption insurance, as a result of COVID-19.

Section 3.18 Title to and Condition of Assets. The Company or one of its Subsidiaries has good and valid title to or a valid leasehold interest in all of its material tangible assets, including all of the material tangible assets reflected on the Balance Sheet or acquired in the ordinary course of business consistent with past practice since the date of the Balance Sheet, except those sold or otherwise disposed of for fair value since the date of the Balance Sheet in the ordinary course of business consistent with past practice. None of the assets owned or leased by the Company or any of its Subsidiaries is subject to any Encumbrance, other than (i) liens for Taxes not yet due and payable and for which adequate reserves have been established in accordance with GAAP, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens arising in the ordinary course of business of the Company or such Subsidiaries consistent with past practice, (iii) Encumbrances arising in the ordinary course of business by operation of law with respect to any liability that is not yet due and payable or that is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (iv) in the case of real property, any such matters properly filed of public record against the applicable real property that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the property to which they relate, (v) zoning, planning and other similar limitations and restrictions imposed by Governmental Entities to regulate any real property that are not violated by the use and operation of such real property, (vi) the rights of licensors and licensees under software licenses executed in the ordinary course of business, (vii) liens contained in the organizational documents of the Company or any of its Subsidiaries, (vii) liens affecting a landlord’s interest in property leased to the Company or any of its Subsidiaries so long as such liens do not breach and would not reasonably be expected to breach a customary covenant of quiet enjoyment (due to the existence of a non-disturbance agreement or other arrangement in which the tenant’s interest is recognized and protected) or (viii) Encumbrances arising or incurred in the ordinary course of business consistent with past practice none of which are reasonably likely to adversely interfere in any substantial way with the ownership, occupancy or use of the property encumbered thereby or (ix) Encumbrances disclosed on Section 3.18 of the Company Disclosure Letter (collectively, “Permitted Encumbrances”).

Section 3.19 Real Property.

(a) Section 3.19 (a) of the Company Disclosure Letter sets forth a true and complete list of all Owned Real Property and all Leased Real Property. The Company or one of its Subsidiaries has (i) good and valid title in fee simple to all Owned Real Property and (ii) good and valid leasehold title to all Leased Real Property, in each case, free and clear of all Encumbrances except Permitted Encumbrances. No parcel of Owned Real Property or Leased Real Property is subject to any governmental decree or order to be sold and the Company or any of its Subsidiaries has not received notice that any parcel of Owned Real Property or Leased Real Property is being condemned, expropriated, re-zoned or otherwise taken by any public authority with or without payment of compensation therefore, nor, to the Company’s knowledge, has any such condemnation, expropriation or taking been proposed. No Person other than the Company and its Subsidiaries has any right to use or occupy the Owned Real Property or Leased Real Property (or any portion thereof) and there is no Person other than the Company and its Subsidiaries in occupancy or possession of the Owned Real Property or Leased Real Property (or any portion thereof). The Company has delivered or made available to Parent true and complete copies of all leases of Leased Real Property and all amendments and modifications thereto, and all such leases as amended or modified are in full force and effect, and there exists no default under any such lease by the Company, any of its Subsidiaries or, to the Company’s knowledge, any other party thereto, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by the Company, any of its Subsidiaries or, to the Company’s knowledge, any other party thereto except for such defaults as are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 3.20 Intellectual Property. Either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all material trademarks or service marks (whether registered or unregistered), trade names, domain names, copyrights (whether registered or unregistered), patents, trade secrets or other intellectual property of any kind used in their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Except as, individually or in the aggregate, would not be material to the Company and its Subsidiaries, (a) there are no pending or, to the Company’s knowledge, threatened claims by any Person alleging infringement, misappropriation or dilution by the Company or any of its Subsidiaries of the intellectual property rights of any Person; (b) the conduct of the businesses of the Company and its Subsidiaries has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any intellectual property rights of any Person; (c) neither the Company nor any of its Subsidiaries has made any claim of infringement, misappropriation or other violation by others of its rights to or in connection with the Company Intellectual Property; and (d) to the Company’s knowledge, no Person is infringing, misappropriating or diluting any Company Intellectual Property.

Section 3.21 State Takeover Statutes. No “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law, including Section 203 of the DGCL (collectively, “Takeover Laws”) or any similar anti-takeover provision in the Company Charter or Company Bylaws is, or at the Effective Time will be, applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby.

Section 3.22 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

Section 3.23 Related Party Transactions. No present or former director, executive officer, stockholder, partner, member, employee or Affiliate of the Company or any of its Subsidiaries, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Related Party”), is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K (an “Affiliate Transaction”) that has not been so disclosed.

Section 3.24 Privacy and Security.

(a) Each of the Company and its Subsidiaries complies (and requires and monitors the compliance of applicable third parties) in all material respects with all applicable Laws relating to privacy or data security, and reputable industry practice, standards, self-governing rules and policies and their own published, posted and internal agreements and policies (which are in conformance with reputable industry practice) (all of the foregoing collectively, “Privacy Laws”) with respect to: (i) personally identifiable information (including name, address, telephone number, electronic mail address, social security number, bank account number or credit card number), sensitive personal information and any special categories of personal information regulated thereunder or covered thereby (“Personal Information”), whether any of same is accessed or used by the Company or any of its Subsidiaries or any of their respective business partners; and (ii) non-personally identifiable information, whether any of same is accessed or used by the Company or any of its Subsidiaries or any of their respective business partners.

(b) Neither the Company nor any of its Subsidiaries uses, collects, or receives any Personal Information or sensitive non-personally identifiable information and does not become aware of the identity or location of, or identify or locate, any particular Person as a result of any receipt of such Personal Information, in a manner which would materially breach or violate any Privacy Laws and materially and adversely impact the business of the Company and its Subsidiaries, taken as a whole.

(c) To the Company’s knowledge, Persons with which the Company or any of its Subsidiaries have contractual relationships have not breached any agreements or any Privacy Laws pertaining to Personal Information and to non-personally identifiable information.

(d) To the Company’s knowledge, the Company and its Subsidiaries take all commercially reasonable steps to protect the operation, confidentiality, integrity and security of their respective business systems and websites and all information and transactions stored or contained therein or transmitted thereby against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, and there have been no material breaches of same. Without limiting the generality of the foregoing, each of the Company and its Subsidiaries (i) uses industry standard encryption technology and (ii) has implemented a comprehensive security plan that (1) identifies internal and external risks to the security of the Company’s or its Subsidiaries’ confidential information and Personal Information and (2) implements, monitors and improves adequate and effective safeguards to control those risks.

Section 3.25 Relations With Governments, etc.; Export Control Matters; Anti -Corruption Matters.

(a) The Company and its Subsidiaries and their respective employees, officers, managers, individuals engaged as independent contractors, agents or other Representatives, while acting on behalf of the Company or any of its Subsidiaries, have not since January 1, 2016, taken any action, directly or indirectly, in violation of: the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder; or any analogous anticorruption Laws applicable to the Company or any of its Subsidiaries, including Law 1474 of 2011 of Colombia (collectively, “Anti-Corruption Laws”). The Company and its Subsidiaries and their respective employees, officers and managers, and to the Company’s knowledge, individuals engaged as independent contractors, agents or other Representatives, while acting on behalf of the Company or any of its Subsidiaries, have not since January 1, 2016, directly or indirectly offered, paid, promised to pay or authorized the payment of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors and services, to a foreign Government Official or any other Person corruptly while knowing or having a reasonable belief that all or some portion would be used for the purpose of: (i) influencing any act or decision of a foreign Government Official in his official governmental capacity, including a decision to fail to perform official functions, (ii) inducing any foreign Government Official in his official governmental capacity to do or omit to do any act in violation of the lawful duty of such official, or (iii) inducing any foreign Government Official to use influence with any Governmental Entity in order to assist the Company or any of its Subsidiaries in obtaining or retaining business with, or directing business to any Person or otherwise securing for any person an improper advantage, in any case in a manner which violates or violated Anti-Corruption Laws.

(b) None of the Company or any of its Subsidiaries, Affiliates, employees, officers, managers, individuals engaged as independent contractors, agents or other Representatives, while acting on behalf of the Company or any of its Subsidiaries, is in violation, in any material respect, of, or has at any time since January 1, 2016, violated, in any material respect, or taken any action that would cause the Company or any of its Subsidiaries to have violated, in any material respect, any applicable (i) U.S. export control laws and regulations, including but not limited to the United States Export Administration Act, International Emergency Economic Powers Act, the Export Control Reform Act of 2018, and their implementing Export Administration Regulations and the Arms Export Control Act and its implementing International Traffic in Arms Regulations; (ii) U.S. laws, regulations or restrictive measures relating to economic or trade sanctions or embargoes, including those administered or enforced by the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, and the U.S. Department of Commerce, or any other relevant governmental authority; (iii) U.S. foreign investment review regulations (31 C.F.R. Parts 800 and 801); and (iv) anti-boycott regulations, including those administered by the U.S. Department of Commerce and the U.S. Department of Treasury (collectively, “Export Control Laws”).

Without limiting the foregoing:

(i) the Company and its Subsidiaries have obtained all required material export licenses and other material consents, notices, waivers, approvals, orders, authorizations, registrations, and classifications from, and submitted all required export clearance documentation to any Governmental Entity for the export of commodities, technology, software or services (collectively, “Export Approvals”); and

(ii) the Company and its Subsidiaries are in compliance, in all material respects, with the terms of any Export Approvals.

(c) Neither the Company nor any Subsidiary, Affiliate, employee, officer or manager, or to the Company’s knowledge, individual engaged as an independent contractor, agent or other Representatives is or has at any time since January 1, 2016, been a Person that is the subject or target of sanctions or restrictions under Export Control Laws, including: (i) any Person listed on any applicable U.S. sanctions- or export-related restricted party list, including but not limited to OFAC’s Specially Designated Nationals and Blocked Persons List, List of Persons Identified as Blocked Solely Pursuant to Executive Order 13599, and Sectoral Sanctions Identifications List; the Denied Persons, Unverified, or Entity Lists, maintained by the U.S.

Department of Commerce; or the Debarred List or non-proliferation sanctions lists maintained by the U.S. State Department; (ii) any Person that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i) so as to subject the Person to sanctions; or (iii) any Person that is organized, resident, or located in a country or region that is the subject or target of economic sanctions or a comprehensive embargo under Export Control Laws (including Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

(d) No Action by or before the U.S. Government or any other Governmental Entity involving the Company or any of its Subsidiaries, Affiliates, employees, officers or managers, or to the Company’s knowledge, individuals engaged as independent contractors, or agents with respect to any Export Control Laws is pending or, to the Company’s knowledge, threatened, alleged or noticed. No civil or criminal penalties have been imposed on the Company or any of its Subsidiaries with respect to violations of any Export Control Laws nor have any disclosures been submitted to the U.S. Government or any other Governmental Entity with respect to violations of any Export Control Laws. Neither the Company nor any of its Subsidiaries has conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Export Control Laws.

(e) The Company and its Subsidiaries have implemented, maintained, and adhered to a system of internal controls sufficient, in all material respects, to provide reasonable assurance that violations of Anti-Corruption Laws or Export Control Laws will be prevented, detected, and deterred.

Section 3.26 Company Reorganization.

(a) The Findings of Fact, Conclusions of Law, and Order Approving the Debtors’ Disclosure Statement and Confirming the Debtors’ Joint Prepackaged Chapter 11 Plan of Reorganization Case No. 20-31425 (Bankr. S.D. Tex.) Docket No. 331 entered on May 11, 2020 is a Final Order, the Effective Date of the Reorg Plan occurred on May 29, 2020 and the Chapter 11 Cases were closed on June 30, 2020. To the Company’s knowledge, there are no remaining unresolved or otherwise pending matters in the Chapter 11 Cases and Court approval is not required with respect to this Agreement and the transactions contemplated hereby, including the Mergers. There are no payments, fees, expenses or costs due and payable, or to become due and payable, by the Company or any of its Subsidiaries in connection with the Reorg Plan and the transactions related thereto.

(b) All Cure Claims and all Actions arising from the rejection of Executory Contracts and Unexpired Leases (“Rejection Damages Claims”) have been paid in full and there are no unresolved disputes relating to Cure Claims or Rejection Damages Claims.

(c) No Persons elected to opt-out of the release granted pursuant to Article VIII.D. of the Reorg Plan and all Holders of Claims or Interests against the Debtors and their current and former Affiliates, and each such Entity and its current and former Affiliates’ current and former directors, managers, officers, principals, members, employees, equity Holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, assigns, subsidiaries, agents, advisory board members, financial advisors, partners (including both general and limited partners), attorneys, accountants, investment bankers, investment advisors, consultants, representatives and other professionals, each in their capacity as such, are bound by such third-party release.

(d) For purposes of this Section 3.26 only, capitalized terms used but not otherwise defined shall have the meanings ascribed to them in in the Joint Prepackaged Plan of Reorganization for Pioneer Energy Services Corp. and its Affiliated Debtors, Case No. 20-31425 (Bankr. S.D. Tex.) Docket No. 16 (as modified, amended, and including all supplements, the “Reorg Plan”).

Section 3.27 Suppliers. Section 3.27 of the Company Disclosure Letter sets forth a true, correct and complete list of the top 15 suppliers of the Company and its Subsidiaries (collectively, the “Top Suppliers”) by the aggregate amounts paid by the Company and its Subsidiaries during the 12 months ended April 30, 2021. Since April 30, 2021, (a) there has been no termination of the business relationship of the Company or its Subsidiaries with any Top Supplier, (b) there has been no material change in the material terms of its business relationship with any Top Supplier adverse to the Company or its Subsidiaries and (c) no Top Supplier has notified the Company or any of its Subsidiaries that it intends to terminate or change the pricing or other terms of its business, which termination or change in pricing would materially and adversely impact the business of the Company and its Subsidiaries, taken as a whole. Except for letters of credit for outstanding purchase orders, neither the Company nor any of its Subsidiaries is required to provide any material bonding or other material financial security arrangements in connection with any transactions with any supplier in the ordinary course of its business.

Section 3.28 Customers. Section 3.28 of the Company Disclosure Letter sets forth a true, correct and complete list of the top 15 customers of the Company and its Subsidiaries, as measured for the 12-month period ended March 31, 2021 (collectively, the “Top Customers”). Neither the Company nor any of its Subsidiaries is involved in any material dispute with any such customer of the Company or has been notified by or has notified any such customer, in writing, of any breach or violation of any contract or agreement with any such customer.

Section 3.29 Brokers. No broker, investment banker, financial advisor or other Person, other than Simmons & Company International and Tudor, Pickering, Holt & Co. (the “Company Financial Advisors”), the fees and expenses of which will be paid in accordance with the procedures set forth in Section 7.3, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates.

Section 3.30 Opinion of Financial Advisor. The Company has received the opinion of Piper Sandler & Co., dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of Shares, a signed true and complete copy of which opinion has been or will promptly be provided to Parent.

Section 3.31 No Other Representations or Warranties. Except for the representations and warranties of the Company set forth in this Agreement and any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby, the Parent Parties acknowledge and agree neither the Company nor any other Person, whether or not acting on behalf of the Company, has made any other representation or warranty, express or implied, either written or oral, regarding the Company or otherwise in connection with this Agreement and the transactions contemplated hereby, including any representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to any Parent Party or their respective Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as set forth in (a) any Parent SEC Document (excluding any disclosure set forth in such Parent SEC Document under the heading “Risk Factors” or in any section related to forward-looking statements, to the extent that such disclosure is non-specific, predictive or primarily cautionary in nature) filed on or after January 1, 2021 and at least 24 hours prior to the date hereof (without giving effect to any disclosure set forth in any Parent SEC Document or any amendment to any Parent SEC Document in each case filed on or after the date hereof) or (b) the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”), the Parent Parties represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power. Each of the Parent Parties (a) is a corporation or limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation and (b) has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except in the case of clause (b) as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 400,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of the Measurement Date, (i) 189,004,150 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, (ii) 83,830,987 shares of Parent Common Stock were held by Parent in its treasury, (iii) no shares of Parent Preferred Stock were issued and outstanding, and (iv) 17,341,953 shares of Parent Common Stock were reserved for issuance pursuant to any Parent Stock Plan. All outstanding shares of Parent Common Stock are duly authorized, validly issued and fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the organizational documents of Parent or any Contract to which Parent is a party or is otherwise bound, except as disclosed in the Parent SEC Documents. The Merger Consideration to be issued hereunder will, when issued pursuant to the terms of this Agreement, be duly authorized, validly issued and fully paid, nonassessable and will not be subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the organizational documents of Parent or any Contract to which Parent is a party or is otherwise bound. As of the Measurement Date, Parent does not have any outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent on any matter. Except as set forth above in this Section 4.2(a) or in the Parent SEC Documents, as of the Measurement Date, there are no outstanding (1) shares of capital stock or other voting securities or equity interests of Parent, (2) securities of Parent convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent, (3) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or other equity equivalent or equity-based awards or rights, (4) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent, or obligations of Parent to issue, any shares of capital stock of Parent, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or rights or interests described in the preceding clause (3), or (5) obligations of Parent to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. Except for the Registration Rights Agreement, dated March 24, 1994, with Bear, Stearns & Co. Inc., as assigned to REMY Capital Partners III, L.P., there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of Parent.

(b) The authorized capital stock of Merger Sub Inc. consists of 1,000 shares of common stock, par value $0.01 per share, of which 100 shares are issued and outstanding, all of which shares are directly owned by Parent.

(c) All of the issued and outstanding limited liability company interests of Merger Sub LLC are directly owned by Parent.

Section 4.3 Authority. Each of the Parent Parties has all necessary corporate or limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Mergers and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Parent Parties and the consummation by the Parent Parties of the Mergers and the other transactions contemplated hereby have been duly authorized by all necessary corporate or limited liability company action on the part of the Parent Parties and no other corporate or limited liability company proceedings on the part of the Parent Parties are necessary to approve or adopt this Agreement or to consummate the Mergers and the other transactions contemplated hereby, subject only to the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub Inc. This Agreement has been duly executed and delivered by the Parent Parties and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of the Parent Parties, enforceable against each of the Parent Parties in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 4.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of the Parent Parties does not, and the consummation of the Mergers and the other transactions contemplated hereby and compliance by each of the Parent Parties with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Encumbrance in or upon any of the properties, assets or rights of the Parent Parties under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the organizational documents of the Parent Parties, (ii) any Contract to which a Parent Party is a party or by which such Parent Party or any of its respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.4(b), any material Law or any rule or regulation of NASDAQ applicable to the Parent Parties or by which the Parent Parties or any of their respective properties or assets may be bound, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults, failures to obtain consents or approvals or other occurrences that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to the Parent Parties in connection with the execution, delivery and performance of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Mergers and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws, (iii) the filing of the Certificates of Merger with the Delaware Secretary of State as required by the DGCL or DLLCA, as applicable, (iv) any filings required under the rules and regulations of NASDAQ and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5 SEC Reports; Financial Statements.

(a) Parent has filed with or furnished to the SEC on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since the Applicable Date (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) have been prepared in a manner consistent with the books and records of Parent and its Subsidiaries, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since the Applicable Date, Parent has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable Laws and reflect only actual transactions.

(c) Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act, is made known to Parent’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, their conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP.

(e) Since the Applicable Date, (i) neither Parent nor any of its Subsidiaries nor, to Parent’s knowledge, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to Parent’s Board of Directors or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. To Parent’s knowledge, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation. Parent has made available to the Company true, correct and complete copies of all written correspondence between the SEC, on the one hand, and Parent and any of its Subsidiaries, on the other hand, with respect to open comments occurring since the Applicable Date.

(g) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent SEC Documents.

(h) Parent is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act that are applicable to Parent.

Section 4.6 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2020 included in the Annual Report on Form 10-K filed by Parent with the SEC on February 9, 2021 (without giving effect to any amendment thereto filed on or after the date hereof), (b) for liabilities under this Agreement or incurred in connection with the transactions contemplated hereby, (c) obligations and liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2020 and (d) obligations or liabilities that, individually or in the aggregate, are not and would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

Section 4.7 Absence of Certain Changes or Events. Since December 31, 2020: (a) Parent and its Subsidiaries have conducted their businesses only in the ordinary course of business consistent with past practice, excluding any actions of Parent or its Subsidiaries reasonably taken to mitigate or remedy the impact of COVID-19 on Parent or its Subsidiaries;

(b) there has not been any Parent Material Adverse Effect; (c) neither Parent nor any of its Subsidiaries has experienced any business interruptions arising out of, resulting from or related to COVID-19 or COVID-19 Measures which have had or would reasonably be expected to have a material impact on the business or operations of Parent and its Subsidiaries, taken as a whole; and (d) neither Parent nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1(b).

Section 4.8 Listing Exchange. The Parent Common Stock is listed on the NASDAQ and Parent has not received any notice of delisting from the NASDAQ. No judgment, order, ruling, decree, injunction, or award of any securities commission or similar securities regulatory authority or any other Governmental Entity, or of the NASDAQ, preventing or suspending trading in any securities of Parent has been issued, and no proceedings for such purpose are, to Parent’s knowledge, pending, contemplated or threatened. Parent has taken no action that is designed to terminate the registration of the Parent Common Stock under the Exchange Act.

Section 4.9 Compliance with Laws. Parent and each of its Subsidiaries are and since the Applicable Date have been in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets. Neither Parent nor any of its Subsidiaries has since the Applicable Date received a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets. Parent and each of its Subsidiaries have in effect all material Permits of all Governmental Entities necessary or advisable for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit other than any violation, default or event that is not and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby.

Section 4.10 Certain Information. None of the information supplied or to be supplied by or on behalf of the Parent Parties for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement will, at the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the first sentence of Section 3.8, the Form S-4 and the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, none of the Parent Parties makes any representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference therein.

Section 4.11 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Parent Parties.

Section 4.12 Merger Subs.

(a) Merger Sub Inc. is a direct, wholly owned subsidiary of Parent that was formed solely for the purpose of engaging in the First Company Merger. Since the date of its incorporation and prior to the Effective Time, Merger Sub Inc. has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the First Company Merger.

(b) Merger Sub LLC is a direct, wholly owned subsidiary of Parent that was formed solely for the purpose of engaging in the Second Company Merger. Since the date of its incorporation and prior to the Second Company Merger Effective Time, Merger Sub LLC has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Second Company Merger Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Second Company Merger.

Section 4.13 Access to Funds. Parent has access to sufficient funds to consummate the First Company Merger and the other transactions contemplated hereby on the terms and subject to the conditions contemplated hereby.

Section 4.14 Tax Treatment. Parent has not taken or agreed to take any action, and has no knowledge of the existence of any fact or circumstance, that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section  368(a) of the Code.

Section 4.15 No Other Representations or Warranties. Except for the representations and warranties of Parent set forth in this Agreement and any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby, the Company acknowledges and agrees that neither Parent nor any other Person, whether or not acting on behalf of any of the foregoing, makes any other representation or warranty, express or implied, either written or oral, regarding Parent, the Parent Common Stock or otherwise in connection with this Agreement and the transactions contemplated hereby, including any representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company or its Representatives.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

(a) Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Parent or as otherwise specifically required by this Agreement or Law and except as set forth in Section 5.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.1(a) of the Company Disclosure Letter or as specifically required by this Agreement or Law, the Company shall not, and shall not permit any of its Subsidiaries, without Parent’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned, to:

(i)(1) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly owned Subsidiary of the Company to its parent, (2) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or (3) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Encumbrance any shares of its capital stock or other equity interests or any securities convertible into, exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of Shares, including pursuant to Contracts as in effect on the date hereof (other than the issuance of Shares upon the conversion of the Convertible Notes outstanding on the Measurement Date in accordance with their terms as in effect on such date);

(iii) amend or otherwise change, or authorize or propose to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents) which is adverse in any manner to the transactions contemplated hereby;

(iv) directly or indirectly acquire or agree to acquire (1) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (2) any assets that are otherwise material to the Company and its Subsidiaries, other than (A) parts and accessories necessary for the ongoing operation of the business of the Company or other assets included in inventory, in the ordinary course of business consistent with past practice, (B) acquisition of assets in order to maintain and sustain the Company’s and its Subsidiaries’ drilling rigs, production equipment or rental equipment in the ordinary course of business consistent with past practice or (C) pursuant to Material Contracts as in effect on the date of this Agreement;

(v) directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Encumbrance or otherwise dispose in whole or in part of any of its properties, assets or rights or any interest therein, except (1) sales of inventory and obsolete equipment in the ordinary course of business consistent with past practice or (2) sales of any of those assets held for sale by the Company and set forth on Section 5.1(a)(v) of the Company Disclosure Letter (“Held for Sale Assets”);

(vi) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(vii) (1) incur, create, assume or otherwise become liable for, or repay, redeem, retire, repurchase or prepay, any Indebtedness, or amend, modify or refinance any Indebtedness other than (x) accrued interest under the Senior Debt and Convertible Notes, (y) pursuant to Section 3.09 of the Senior Debt Indenture or (z) draws in an amount no greater than $5,000,000 in the aggregate or the issuance of letters of credit under the ABL Credit Facility in the ordinary course of business consistent with past practice; (2) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company and except with respect to advancement or indemnification of expenses or losses incurred by current or former directors or officers of the Company or its Subsidiaries as required by the organizational documents of the Company or any Subsidiary in effect on the date hereof; (3) amend or supplement the Senior Debt Indenture or the Convertible Notes Indenture in any manner which adversely impacts the Mergers or imposes any liability upon Parent or its Subsidiaries (including the Surviving Company and its Subsidiaries after the Mergers); or (4) pay any Designated Company Expenses;

(viii) except as specified in the capital expenditure budget set forth in Section 5.1(a)(viii) of the Company Disclosure Letter, incur or commit to incur any capital expenditure in excess of $500,000 individually or capital expenditures in excess of 120% of the capital expenditures provided for in such budget in the aggregate, or authorization or commitment with respect thereto, other than to repair damage resulting from insured casualty events where there is a reasonable basis for a claim of insurance or as necessary to address emergencies, whether caused by war, terrorism, weather events, public health events (including pandemics), outages or otherwise;

(ix) (1) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Company SEC Documents filed prior to the date hereof (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (2) cancel any material Indebtedness owed to the Company or any of its Subsidiaries, or (3) waive, release, grant or transfer any right of material value;

(x) except in the ordinary course of business consistent with past practice where such Contract (1) provides for a term no longer than twelve months from the date of execution, (2) is terminable by the Company or any of its Subsidiaries without penalty upon 30 days’ notice or less or (3) is in connection with any matter to the extent such matter is permitted by any other clause of this Section 5.1(a) and does not relate to any matter otherwise prohibited by this Section 5.1(a), (A) modify, amend, terminate, cancel or extend any Material Contract or (B) enter into any Contract that if in effect on the date hereof would be a Material Contract;

(xi) commence any Action (other than an Action as a result of an Action commenced against the Company or any of its Subsidiaries), or compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of $250,000 individually or $500,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, the Company;

(xii) change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP, or revalue any of its material assets;

(xiii) make, change, or revoke any material Tax election, policy or practice, file any material amended Tax Return, enter into any material “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. applicable Law), surrender any right to claim a material Tax refund or any portion thereof, settle or compromise any material Tax claim or liability, incur any liability for Taxes other than in the ordinary course of business, waive or extend any statute of limitations in respect of Taxes or period within which an assessment or reassessment of material Taxes may be issued other than in the ordinary course of business consistent with past practice, prepare or file any Tax Return, in a manner inconsistent with past practices, elections, and methods of the Company and its Subsidiaries, grant any power of attorney with respect to Taxes; or enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, Tax holiday or any closing or other similar agreement, or apply for Tax-related relief under any Pandemic Response Law or take any action that could prevent Parent from applying for Tax-related relief under any Pandemic Response Law after the Closing Date, in each case relating to Taxes imposed on the Company or its Subsidiaries;

(xiv) change its fiscal year;

(xv) except to the extent required under the terms of any Company Plan as in effect on the date hereof, (1) grant any current or former director, officer, employee or independent contractor any increase in compensation, bonus or other benefits, or grant any type of compensation or benefits to any current or former director, officer, employee or independent contractor not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any current or former director, officer, employee or independent contractor, (2) grant or pay to any current or former director, officer, employee or independent contractor any severance, change in control or termination pay, or approve any modifications thereto or increases therein, (3) pay any benefit or grant or amend any award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Plan or awards made thereunder) except as required to comply with any applicable Law or any Company Plan in effect as of the date hereof, (4) adopt or enter into any collective bargaining agreement or other labor union contract, (5) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Company Plan or other Contract or (6) adopt any new employee benefit or compensation plan or arrangement or amend, modify or terminate any existing Company Plan, other than as required by applicable Law;

(xvi) hire or engage any (1) employees at the executive level or higher or (2) other than in the ordinary course of business consistent with past practice, any other employees or other service providers;

(xvii) terminate any employees of the Company or its Subsidiaries or otherwise cause any employees of the Company or its Subsidiaries to resign, in each case other than (1) non-executive employees in the ordinary course of business consistent with past practice or (2) for cause or poor performance (documented in accordance with the Company’s past practices);

(xviii) conduct a “plant closing” or “mass layoff” (as those terms are defined under the WARN Act);

(xix) enter into any collective bargaining agreement with any labor organization;

(xx) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries as currently in effect;

(xxi) renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

(xxii) enter into any new line of business outside of its existing business;

(xxiii) accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, or reduce inventories, in each case except in the ordinary course of business consistent with past practice;

(xxiv) enter into any new lease or amend the terms of any existing lease of real property that would require payments over the remaining term of such lease in excess of $100,000, or provide any Person the right to use the Owned Real Property or any portion thereof;

(xxv) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to result in any of the conditions to the Mergers set forth in Article VI not being satisfied by the Outside Date; or

(xxvi) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by the Company or as otherwise specifically required by this Agreement or Law, Parent shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course of business consistent with past practice. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.1(b) of the Parent Disclosure Letter or as specifically required by this Agreement or Law, Parent shall not without the Company’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned):

(i) (1) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for the payment by Parent of quarterly cash dividends on shares of Parent Common Stock with customary declaration, record and payment dates in accordance with Parent’s current dividend policy, or (2) split, combine, or reclassify any of its capital stock or other equity or voting interests, or issue any other securities in respect of, in lieu of, or in substitution for shares of its capital stock or other equity or voting interests;

(ii) purchase, redeem, or otherwise acquire any shares of capital stock or any other equity securities of Parent or any securities convertible into or exchangeable for such shares of capital stock or other equity securities or any options, warrants, calls, or rights to acquire any such shares or other equity securities, other than (1) the acquisition by Parent of shares of Parent Common Stock in connection with the surrender of shares of Parent Common Stock by holders of Parent Stock Options in order to pay the exercise price thereof, (2) the withholding of shares of Parent Common Stock to satisfy tax obligations or the purchase price payable with respect to awards granted pursuant to Parent’s employee benefit plans, (3) the acquisition by Parent of shares subject to awards granted pursuant to Parent’s employee benefit plans in connection with the net settlement or forfeiture of such awards and (4) repurchases pursuant to Parent’s publicly disclosed stock buyback program in amounts not exceeding the amounts authorized by Parent’s Board of Directors as of the date hereof;

(iii) amend or otherwise change, or authorize or propose to amend or otherwise change, its certificate of incorporation or by-laws in a manner that could reasonably be expected to adversely affect the consummation of the transactions contemplated by this Agreement or adversely affect in any material respect the rights of holders of the Parent Common Stock;

(iv) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization other than such transactions among wholly-owned Subsidiaries of Parent;

(v) except as required by GAAP, change its fiscal year, or make any material changes in financial accounting methods, principles, or practices; or

(vi) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to result in any of the conditions to the Mergers set forth in Article VI not being satisfied by the Outside Date; or

(vii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Section 5.2 No Solicitation; Recommendation.

(a) From the date hereof and prior to the earlier of the Effective Time and the Termination Date, the Company shall not, and shall not permit or authorize any of its Subsidiaries or any of their respective directors, officers or employees to, and shall use commercially reasonable efforts to cause its and its Subsidiaries’ respective investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives (collectively, “Representatives”), directly or indirectly, to (i) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or (iii) resolve, agree or propose to do any of the foregoing. The Company shall, and shall cause each of its Subsidiaries and Representatives of the Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (B) request the prompt return or destruction of all confidential information furnished with respect to any Acquisition Proposal or potential Acquisition Proposal during the six month period prior to the date of this Agreement, to the extent such return or destruction has not previously been requested, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal or potential Acquisition Proposal, and shall use commercially reasonable efforts to enforce the provisions of any such agreement, which shall include seeking any injunctive relief available to enforce such agreement to the extent the Company has knowledge of any breach of such agreement (provided, that the Company shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Company Board has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Acquisition Proposal to the Company Board in compliance with this Section 5.2 and (II) would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law). Nothing in this Section 5.2 shall prohibit the Company or the Company Board, directly or indirectly through any Representative, from informing any Person that the Company is party to this Agreement and informing such Person of the restrictions that are set forth in this Section 5.2. Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, (1) the Company receives a written Acquisition Proposal that the Company Board believes in good faith to be bona fide, (2) such Acquisition Proposal was not solicited after the date of this Agreement in violation of Section 5.2(a) and did not otherwise result from a breach of this Section 5.2, (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then the Company may (x) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement containing confidentiality terms that, taken as a whole, are substantially similar to, and no less favorable, in any material respect, to the Company than, those set forth in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”); provided, that (I) the Company shall provide Parent a copy (which may be redacted) of each confidentiality agreement the Company has executed in accordance with this Section 5.2 and (II) that any non-public information provided to any such Person shall have been previously provided to Parent or shall be provided to Parent prior to or substantially concurrently with (or, in the case of oral communication only, within 24 hours after) the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Acquisition Proposal and any of such Person’s Representatives and potential financing sources regarding such Acquisition Proposal and take any other actions with respect to such Acquisition Proposal that would otherwise be restricted by Section 5.2(a)(i), Section 5.2(a)(ii) or Section 5.2(a)(iii) (it being understood that no solicitation under this clause (y) shall result in any proposal or offer being deemed to be “solicited”). Nothing in this Section 5.2 shall prohibit the Company or the Company Board, directly or indirectly through any Representative, from seeking to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes or would be reasonably expected to lead to a Superior Proposal. The Company shall not provide (and shall not permit any of its Representatives to provide) any commercially or competitively sensitive non-public information in connection with the actions permitted by this Section 5.2(a), except in accordance with “clean room” or other similar procedures designed to limit any adverse effect of the sharing of such information on the Company, which procedures shall be consistent in all material respects with the Company’s practices in dealing with the disclosures of such information to Parent or its Representatives.

(b) Neither the Company Board nor any committee thereof shall:

(i) (1) withdraw (or modify or qualify in any manner adverse to the Parent Parties) the recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the Mergers or any of the other transactions contemplated hereby, (2) recommend or otherwise declare advisable the approval by the stockholders of the Company of any Acquisition Proposal, or (3) resolve, agree or publicly propose to take any such actions (each such action set forth in this Section 5.2(b)(i) being referred to herein as an “Adverse Recommendation Change”); or

(ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for an Acceptable Confidentiality Agreement (each, an “Alternative Acquisition Agreement”), in each case constituting or related to, or which is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or resolve, agree or publicly propose to take any such actions.

Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, the Company Board may, if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by Parent pursuant to this Section 5.2, (x) make an Adverse Recommendation Change in response to either (I) a Superior Proposal or (II) an Intervening Event, or (y) solely in response to a Superior Proposal received after the date hereof that was not solicited after the date of this Agreement in violation of Section 5.2(a) and did not otherwise result from a breach of this Section 5.2, cause the Company to terminate this Agreement in accordance with Section 7.1(d)(ii) and concurrently enter into a binding Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company may not make an Adverse Recommendation Change in response to a Superior Proposal or terminate this Agreement pursuant to Section 7.1(d)(ii) unless:

(A) the Company notifies Parent in writing at least four Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other amendment to any material term of such Superior Proposal shall require a new written notice by the Company and a new notice period; provided, that such notice period shall be shortened to two Business Days); and

(B) if Parent makes a proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law;

provided further, that the Company Board may not make an Adverse Recommendation Change in response to an Intervening Event unless:

(1) the Company notifies Parent in writing at least four Business Days before making an Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifies the reasons therefor and provides reasonable detail describing the Intervening Event; and

(2) if Parent makes a proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

During the four Business Day period prior to its effecting an Adverse Recommendation Change or terminating this Agreement as referred to above, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms (including the payment of the Company Termination Fee pursuant to Section 7.3(b), if applicable).

(c) In addition to the obligations of the Company set forth in Section 5.2(a) and Section 5.2(b), the Company promptly (and in any event within the longer of one Business Day and 48 hours of receipt) shall advise Parent in writing in the event the Company or any of its Subsidiaries receives (i) any indication by any Person that it is considering making an Acquisition Proposal, (ii) any inquiry or request for information, discussion or negotiation that would reasonably be expected to lead to or that contemplates an Acquisition Proposal, or (iii) any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, in each case together with a description of the material terms and conditions of any such indication, inquiry, request, proposal or offer and the identity of the Person making any such indication, inquiry, request, proposal or offer. The Company shall keep Parent informed in all material respects on a timely basis of the status and details (including, within the longer of one Business Day and 48 hours after the occurrence of any material amendment, modification, development, discussion or negotiation) of any such Acquisition Proposal, request, inquiry, proposal or offer. Without limiting any of the foregoing, the Company shall promptly (and in any event within the longer of one Business Day and 48 hours) notify Parent if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.2(a) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. The Company shall provide Parent with at least 24 hours’ prior notice (or such shorter notice as may be provided to the Company Board) of a meeting of the Company Board at which the Company Board is reasonably expected to consider an Acquisition Proposal.

(d) The Company agrees that any violation of the restrictions set forth in this Section 5.2 by or at the direction of, or with prior knowledge by, the Company Board, any member thereof or any executive officer of the Company, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a material breach of this Agreement by the Company.

(e) The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to comply with any of the terms of this Section 5.2, and represents that neither it nor any of its Subsidiaries is a party to any such agreement.

(f) Nothing contained in Section 5.2(a) shall prohibit the Company from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change (including for purposes of Section 7.1(c)(ii)) unless the Company Board expressly reaffirms its recommendation to the Company’s stockholders in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, including the Mergers, in such disclosure and expressly rejects any applicable Acquisition Proposal.

(g) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (A) assets or businesses of the Company and its Subsidiaries that generate 20% or more of the net revenues or net income (for the 12-month period ending on the last day of the Company’s most recently completed fiscal quarter) or that represent 20% or more of the total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (B) 20% or more of any class of capital stock, other equity securities or voting power of the Company, any of its Subsidiaries or any resulting direct or indirect parent company of the Company, in each case other than the Mergers and other transactions contemplated by this Agreement.

(ii) “Superior Proposal” means any bona fide written Acquisition Proposal that is not solicited after the date of this Agreement in violation of Section 5.2(a) that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal, including the terms of any financing or financing contingencies and the likely timing of closing, and the Person making the proposal, (A) is more favorable to the stockholders of the Company from a financial point of view than the Mergers and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such proposal) and (B) would reasonably be expected to be completed on the terms proposed; provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20%” shall be deemed to be references to “50%”; and

(iii) “Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Company Board prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the Company Board prior to the receipt of the Company Stockholder Approval that does not relate to (A) an Acquisition Proposal, (B) any actions taken pursuant to this Agreement or (C) any changes in the price of Shares or of the Parent Common Stock (it being understood that the underlying facts giving rise or contributing to such change in price may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition).

Section 5.3 Preparation of Proxy Statement; Stockholders’ Meeting.

(a) As promptly as practicable after the date of this Agreement, (i) Parent and the Company shall use their respective reasonable best efforts to prepare and cause to be filed with the SEC a mutually acceptable proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the stockholders of the Company relating to the special meeting of such stockholders (including any postponement or adjournment thereof, the “Company Stockholders Meeting”) to be held to consider the adoption of this Agreement; and (ii) the Company, in consultation with Parent, shall set a preliminary record date for the Company Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith. As promptly as practicable following the date of this Agreement, Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the First Company Merger. The Company and Parent shall each use their respective reasonable best efforts to provide all information related to themselves and their respective Subsidiaries and stockholders as may be required or reasonably requested by the other Party or as requested by the staff of the SEC to be included in the Form S-4 and Proxy Statement, to cause the Form S-4 and Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff.

(b) Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the First Company Merger and the other transactions contemplated hereby. The Company shall cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Except in the case of filing, amendment or supplement of the Proxy Statement in connection with an Adverse Recommendation Change or any dispute between the parties regarding this Agreement, the Mergers or the other transactions contemplated hereby, no filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement, or any response to comments from or other communication to the SEC with respect to the Form S-4 or the Proxy Statement, will be made by Parent or the Company, as applicable, without providing the other Party a reasonable opportunity to review and comment thereon and without the others’ prior written approval (which shall not be unreasonably withheld, delayed or conditioned). Parent shall consider in good faith for inclusion in the Form S-4 and in all correspondence to and filings with the SEC relating to the Mergers all comments reasonably proposed by the Company. Each of Parent and the Company will advise the other Party promptly after it receives oral or written notice thereof, of the time when the Form S-4 has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the First Company Merger for offering or sale in any jurisdiction or any oral or written request by the SEC for amendment of the Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the others with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses thereto. If, at any time prior to the Effective Time, any information relating to the Mergers, the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to the stockholders of the Company; provided that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any Party or otherwise affect the remedies available hereunder to any Party.

(c) As promptly as practicable after the Form S-4 is declared effective under the Securities Act, the Company shall, subject to Section 5.2, duly call, give notice of, convene and hold the Company Stockholders Meeting solely for the purpose of obtaining the Company Stockholder Approval and, if applicable, the advisory vote required by Rule 14a 21(c) under the Exchange Act in connection therewith. Such Company Stockholders Meeting shall in any event be no later than 45 calendar days after the date on which the SEC declares the Form S-4 effective. The Company may postpone or adjourn the Company Stockholders Meeting from time to time solely (i) with the consent of Parent (not to be unreasonably withheld, conditioned or delayed); (ii) (1) due to the absence of a quorum or (2) if the Company has not received proxies representing a sufficient number of Shares for the Company Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting; provided, that the Company may not postpone or adjourn the Company Stockholders Meeting more than a total of two times pursuant to clause (ii)(1) and/or clause (ii)(2) of this Section 5.3(c). Notwithstanding the foregoing, the Company shall, at the request of Parent, to the extent permitted by Law, adjourn the Company Stockholders Meeting to a date specified by Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of Shares for the Company Stockholder Approval; provided that the Company shall not be required to adjourn the Company Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding 10 Business Days. Except in the case of an Adverse

Recommendation Change specifically permitted by Section 5.2(b), the Company, through the Company Board, shall (i) recommend to its stockholders that they adopt this Agreement and the transactions contemplated hereby and (ii) include such recommendation in the Proxy Statement. Without limiting the generality of the foregoing, the Company agrees that (1) except in the event of an Adverse Recommendation Change specifically permitted by Section 5.2(b), the Company shall use its reasonable best efforts to solicit proxies to obtain the Company Stockholder Approval and (2) its obligations pursuant to this Section 5.3(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal or the occurrence of any Adverse Recommendation Change. Immediately after the execution of this Agreement, Parent shall duly adopt this Agreement in its capacity as the sole stockholder of Merger Sub Inc. by written consent in accordance with Section 228 of the DGCL and deliver to the Company evidence of its action by written consent so adopting this Agreement. If the Company shall have delivered a notice to Parent as contemplated by Section 5.2(b), the Company may adjourn (or postpone) the Company Stockholders Meeting to a date no later than five Business Days after the expiration of such notice period.

Section 5.4 Access to Information; Confidentiality.

(a) The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable prior notice, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period for the sole purpose of consummation of the Mergers and the Transactions contemplated by this Agreement (or integration planning related thereto), the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent: (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request (including Tax Returns filed and those in preparation and the work papers of its auditors).

(b) Parent shall, and shall cause each of its Subsidiaries to, afford to the Company and its Representatives reasonable access during normal business hours and upon reasonable prior notice, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, for purposes of consummation of the Mergers and the Transactions contemplated by this Agreement, and to such information, properties and personnel regarding Parent and its Subsidiaries as shall be reasonably necessary for the Company to confirm that the representations and warranties of the Parent Parties contained herein are true and correct and that the covenants of the Parent Parties contained herein have been performed in all material respects.

(c) Notwithstanding anything to the contrary, Section 5.4(a) and (b) shall not require the Parties to disclose any information to the extent such disclosure would contravene applicable Law, jeopardize any attorney-client or other legal privilege or breach any existing Contract. All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement, dated as of April 22, 2021, between Parent and the Company and the Confidentiality Agreement, dated as of February 22, 2021, between the Company and Parent (together, the “Confidentiality Agreement”). No investigation pursuant to this Section 5.4 or information provided, made available or delivered to the Parties pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties.

Section 5.5 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Material Contract, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and make all commercially reasonable efforts to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity, including filings under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement; provided, however, that neither the Company nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Parent. Each of the Parties shall furnish to each other Party such necessary information and reasonable assistance as such other Party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, Parent and the Company shall each have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Mergers and the other transactions contemplated hereby. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other Party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection therewith.

(b) Notwithstanding any other provision of this Agreement to the contrary, in no event shall Parent or any of its Affiliates be required to (i) agree or proffer to divest or hold separate (in a trust or otherwise), or take any other action with respect to, any of the assets or businesses of Parent or any of its Affiliates or, assuming the consummation of the Mergers, the Surviving Corporation, the Surviving Company or any of their respective Affiliates, (ii) agree or proffer to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the Shares) or (iii) enter into any agreement that in any way limits the ownership or operation of any business, properties or assets of Parent, the Company, the Surviving Corporation, the Surviving Company or any of their respective Affiliates.

Section 5.6 Takeover Laws. The Company and the Company Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby, take all action necessary to ensure that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Mergers and the other transactions contemplated hereby.

Section 5.7 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such Party from any Governmental Entity in connection with the Mergers or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (b) any other notice or communication from any Governmental Entity in connection with the transactions contemplated hereby, (c) any Action commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries which relate to the transactions contemplated hereby or (d) any change, condition or event that results or would reasonably be expected to result in any failure of such Party to satisfy any condition set forth in Article VI; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties.

Section 5.8 Indemnification, Exculpation and Insurance.

(a) The Parent Parties agree that all rights to indemnification, advancement and exculpation existing in favor of the current or former directors and officers of the Company and its Subsidiaries as provided in the Company Charter or Company Bylaws, or the corresponding governing documents of such Subsidiaries, as in effect on the date of this Agreement for acts or omissions occurring prior to the Effective Time shall be assumed and performed by the Surviving Company, with any payments thereof guaranteed by Parent, and shall continue in full force and effect for a period of six years after the Effective Time with respect to any claims against such directors or officers arising out of such acts or omissions, except as otherwise required by applicable Law.

(b) For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy (a correct and complete copy of which has been heretofore made available to Parent) for acts or omissions occurring prior to the Effective Time; provided, that Parent may (i) substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company’s existing policies as of the date hereof or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time); and provided further, that in no event shall Parent or the Company be required to pay annual premiums for insurance under this Section 5.8(b) in excess of 300% of the amount of the annual premiums paid by the Company for fiscal year 2020 for such purpose (which fiscal year 2020 premiums are hereby represented and warranted by the Company to be as set forth in Section 5.8(b) of the Company Disclosure Letter), it being understood that Parent shall nevertheless be obligated to provide as much coverage as may be obtained for such 300% amount.

(c) In the event that Parent, the Surviving Company or any of their respective successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent or the Surviving Company (as applicable) assumes the obligations set forth in this Section 5.8.

(d) The provisions of this Section 5.8 shall survive consummation of the Mergers and are intended to be for the benefit of, and shall be enforceable by, each indemnified party, his or her heirs and his or her legal representatives and shall be binding on all successors and assigns of Parent and the Surviving Company. The obligations of Parent and the Surviving Company under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect any indemnified party unless the affected indemnified party shall have consented in writing to such termination or modification.

Section 5.9 Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company and/or its officers or directors relating to the Mergers or any of the other transactions contemplated by this Agreement. The Company shall not enter into any settlement agreement in respect of any stockholder litigation against the Company and/or its directors or officers relating to the First Company Merger or any of the other transactions contemplated hereby without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.10 Stock Exchange; Deregistration.

(a) Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the First Company Merger as provided for in Article II to be approved for listing on the NASDAQ prior to the Effective Time.

(b) Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws to enable the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Closing Date.

Section 5.11 Public Announcements. Each of the Parent Parties, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Mergers and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement prior to such consultation and review, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided that, notwithstanding the foregoing, a Party may, without providing the other Parties the opportunity for such consultation and review, issue a press release or make a public statement that is consistent with prior press releases or public statements made in compliance with this Section 5.11 or any communication plan or strategy previously agreed to by Parent and the Company. For the avoidance of doubt, nothing in this Section 5.11 shall (i) prevent Parent or the Company from issuing any press release or making any public statement in the ordinary course that does not relate specifically to this Agreement or the transactions contemplated hereby, (ii) be deemed to restrict the ability of any Party to communicate to its employees or Representatives in a manner that would not be reasonably be expected to require public disclosure by the disclosing Party, (iii) be deemed to require the Company to consult with or obtain any approval from Parent with respect to a public announcement or press release issued in connection with the receipt and existence of a Superior Proposal or proposal that would reasonably be expected to lead to a Superior Proposal, and matters related thereto, or an Adverse Recommendation Change, other than as set forth in Section 5.2 or (iv) prevent Parent or, subject to Section 5.2, the Company from making any public statement in connection with any dispute among the Parties regarding this Agreement, the Mergers or the other transactions contemplated hereby.

Section 5.12 Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) resulting from such transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Forum Selection Bylaw. In connection with the approval of this Agreement by the Company Board, or as soon thereafter as practicable after the date of this Agreement, the Company Board shall adopt a forum selection bylaw substantially in the form set forth in Exhibit B.

Section 5.14 Payment of Company Indebtedness.

(a) At the Second Company Merger Effective Time, the Surviving Company shall assume all obligations of the Company under and in accordance with the Senior Debt Indenture and pay all amounts required to repay in full and retire the Senior Debt thereunder (the “Senior Debt Payoff Amount”).

(b) The Senior Debt shall be repaid by a combination of cash payments and shares of Parent Common Stock in accordance with the terms of the Senior Debt Indenture. No later than two Business Days prior to the anticipated Closing Date, the Company shall deliver to Parent the Company’s good faith calculation of the cash of the Company that would be reflected on a consolidated balance sheet of the Company as of the date which is four Business Days prior to the Closing Date (the “Cash Calculation”), the Designated Company Expenses, the Senior Debt Payoff Amount, the ABL Payoff Amount and accrued interest on the Convertible Notes that would be payable upon an Accelerated Mandatory Conversion (as defined in the Convertible Notes Indenture) on the fifth Trading Day following the Closing Date (the “Accrued Interest”). Prior to the Closing, the Company shall consider in good faith any reasonable objections of Parent to such Cash Calculation. The Cash Calculation shall be made in accordance with GAAP consistent with the preparation of the Balance Sheet and the accounting methodologies and practices customarily used by the Company to prepare month-end balance sheet presentations.

(c) The amount of cash to be paid to the Senior Debtholders in such repayment and set forth in the Senior Debt Indenture shall not exceed an amount equal to $30,000,000 plus the cash reflected in the Cash Calculation made in accordance with Section 5.14(b) (“Company Cash”) less the Designated Company Expenses less amounts required to repay in full and retire any indebtedness amounts (other than Letters of Credit which are addressed in Section 5.14(d)) outstanding under the ABL Credit Facility (the “ABL Payoff Amount”) and less the Accrued Interest. The number of shares of Parent Common Stock to be delivered to the Senior Debtholders (the “Senior Debt Shares”) in such repayment will be determined as follows and set forth in the Senior Debt Indenture:

Senior Debt Shares = (i) the Senior Debt Payoff Amount less $30,000,000 less Company Cash plus the Designated Company Expenses plus the ABL Payoff Amount and plus the Accrued Interest, divided by (ii) the product of (x) the average of the Parent VWAP for the three consecutive trading days ending on the second trading day immediately preceding the Closing Date and (y) 0.8575.

The Senior Debt Shares shall result in a downward adjustment in the Exchange Ratio pursuant to the definition thereof.

(d) At the Closing, the Company shall repay in full all outstanding borrowings and other amounts outstanding under the ABL Credit Facility (other than Letter of Credit). Parent will, at or prior to Closing, make available and put in place substitute letters of credit or other collateral, or make other arrangements satisfactory to the issuer of each applicable letter of credit, to allow the Company’s letters of credit under the ABL Credit Facility to be released and cancelled or to be novated or deemed issued under Parent’s credit facility or otherwise collateralized to the satisfaction of each applicable letter of credit issuer such that the ABL Credit Facility may be terminated on the Closing Date.

(e) Closing Cash shall not include any cash proceeds in excess of $1,000,000 in the aggregate received by the Company after the date hereof from any disposition of the Held for Sale Assets. For the avoidance of doubt and subject to the immediately preceding sentence, the following amounts, without duplication, shall be included in Company Cash to the extent such amounts are included in the Cash Calculation pursuant to Section 5.14(b) above: (i) amounts held in escrow as of the date hereof and set forth in Section 5.14(e) of the Company Disclosure Letter and amounts hereafter placed in escrow in support of offers to prepay the Senior Debt in accordance with the Senior Debt Indenture and (ii) amounts held in escrow as of the date hereof and set forth in Section 5.14(e) of the Company Disclosure Letter in connection with access to secured property in connection with security interests granted under the Senior Debt Indenture.

Section 5.15 401(k) Plan Termination. Unless instructed otherwise by Parent at least two Business Days prior to the Closing Date, the Company shall (or shall cause the applicable plan sponsor to), at least one Business Day prior to the Closing Date, (i) cease contributions to, and adopt written resolutions (or take other necessary and appropriate action(s)) to terminate, the Pioneer Energy Services Corp. 401(k) Plan and any other Company Plan that is intended to qualify under Section 401(a) of the Code with a cash or deferred arrangement described in Section 401(k) of the Code (collectively, the “401(k) Plans”) in compliance with its terms and the requirements of applicable Law, (ii) make all employee and employer contributions to the 401(k) Plans on behalf of Continuing Employees for all periods of service prior to the Closing Date (other than such contributions as are necessary to effectuate the actions set forth on Section 5.15 of the Company Disclosure Letter), including such contributions that would have been made on behalf of the Continuing Employees had the transactions contemplated by this Agreement not occurred (regardless of any service or end-of-year employment requirements) but prorated for the portion of the plan year that ends on the Closing Date, (iii) 100% vest all participants under the 401(k) Plans, such termination, contributions and vesting to be effective no later than the

Business Day preceding the Closing Date, and (iv) take all actions set forth on Section 5.15 of the Company Disclosure Letter. As soon as reasonably practicable following the Closing Date, the Continuing Employees (as defined below) will be eligible to participate in Parent’s 401(k) Plans.

Section 5.16 Employee Benefits.

(a) For purposes of vesting, eligibility to participate and level of vacation accruals under the employee benefit plans of Parent and Parent’s Subsidiaries that provide benefits to any individual employed by the Surviving Corporation immediately after the Effective Time (each, a “Continuing Employee” and such plans, the “Parent Benefit Plans”), each Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time and as set forth on Section 5.16(a) of the Company Disclosure Letter; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition and without limiting the generality of the foregoing, Parent shall, or shall cause the Parent Benefit Plans providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee to, use commercially reasonable efforts to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting period, in such Parent Benefit Plans to the extent such restrictions were not applicable under a comparable Company Plan immediately prior to the Effective Time, (ii) all pre-existing condition exclusions and actively-at-work requirements of such Parent Benefit Plan to be waived for such employee and his or her covered dependents to the extent such restrictions were not applicable under a comparable Company Plan immediately prior to the Effective Time, and (iii) to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year in which the Closing Date occurs to be taken into account under such Parent Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for such plan year as if such amounts had been paid in accordance with such Parent Benefit Plan.

(b) After the Closing Date, Continuing Employees will either continue under the Surviving Company’s group medical, dental, vision and disability benefit plans (as same may be amended or revised by Parent) or will be allowed to participate in comparable group medical, dental, vision and disability Parent Benefit Plans, as amended from time to time, to the same extent as similarly situated employees of Parent, in either case, as determined by Parent at or prior to the Effective Time.

(c) Between the date hereof and the Closing Date, the Company shall implement any retention bonus arrangements for employees of the Company and its Subsidiaries that are specifically directed by Parent, which retention bonuses shall be payable at or following the Effective Time and shall otherwise be on the form, terms and conditions established by Parent (the “Parent Retention Bonuses”). Parent Retention Bonuses shall be for the account of Parent and, to the extent Parent Retention Bonuses are paid by the Company prior to the Effective Time, they will be added back in the determination of Company Cash.

(d) Nothing in this Agreement shall be interpreted to require Parent to provide for the participation of any Continuing Employee in any benefit plan of Parent or its Affiliates. This Section is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties to this Agreement and their respective successors and permitted assigns, to create any agreement of employment with any Person or otherwise to create any third-party beneficiary hereunder, or to be interpreted as an amendment to any plan of Parent or any affiliate of Parent. Furthermore, nothing in this Agreement shall be construed to create a right in any Continuing Employee to employment with Parent, the Surviving Corporation, or any other Subsidiary of Parent and, subject to any agreement between a Continuing Employee and Parent, the Surviving Corporation or any other Subsidiary of Parent, the employment of each Continuing Employee shall be “at will” employment.

Section 5.17 Intended Tax Treatment. For U.S. federal and applicable state and local income tax purposes, the Parties each agree:

(a) that the Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

(b) that this Agreement is intended to constitute, and the Parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.3683(a) of the Treasury Regulations; and

(c) to (i) treat the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant income Tax purposes, (ii) not take any action that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (iii) file their respective Tax Returns consistent with such tax treatment and (iv) except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code, take no Tax position inconsistent with such Tax treatment.

Section 5.18 Subsidiary Stock Ledger. Within 15 Business Days following the date hereof, the Company shall direct the legal representative of the Company’s Subsidiary Proveedora Internacional de Taladros S.A.S. to file a report with the National Police of Colombia indicating the loss of the stock ledger with respect to such Subsidiary and promptly thereafter file a request for registration of a new stock ledger with the Chamber of Commerce of Bogotá. Promptly following the registration of the new stock ledger and in any event prior to the Closing Date, the Company shall cause the reconstruction of the entries according to the issuance of shares in order to reflect that Pioneer Global Holdings Inc. is the sole shareholder of such Subsidiary.

Section 5.19 Third Supplemental Indenture. The Company shall cause the Third Supplemental Indenture to be executed and delivered as promptly as practicable after the date hereof.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Mergers. The obligation of each Party to effect the Mergers is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Governmental Approvals. Any applicable waiting period (and any extension thereof) relating to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(c) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order, decree or other legal restraint or prohibition issued by any court of competent jurisdiction shall be in effect, no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Mergers.

(d) Nasdaq Listing. The Parent Common Stock to be issued in the First Company Merger shall have been approved for listing on the NASDAQ.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of the Form S-4 and no Action seeking a stop order shall have been initiated or threatened by the SEC.

(f) Third Supplemental Indenture. The Third Supplemental Indenture shall have been executed and delivered by the Company, the guarantors party thereto and the trustee under the Senior Debt Indenture, and shall be in full force and effect.

Section 6.2 Conditions to the Obligations of the Parent Parties. The obligation of the Parent Parties to effect the Mergers is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 3.1, Section 3.2 (except for any de minimis inaccuracies), Section 3.4, Section 3.5(a)(i), Section 3.25 and Section 3.29 shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (ii) each of the remaining representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except in the case of this clause (ii) for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all knowledge, materiality and “Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Absence of Material Adverse Effect. Since the date of this Agreement there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d) Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

(e) Tax Certificate. The Company shall have delivered to Parent a properly executed Foreign Investment and Real Property Tax Act of 1980 notification letter which states that the Shares do not constitute “United States real property interests” under Section 897(c) of the Code for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3), and a form of notice to the IRS prepared in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), each in substantially the form of Exhibit A hereto.

(f) Dissenting Shares. Not more than 6% of the Shares outstanding as of immediately prior to the Effective Time shall be Dissenting Shares.

Section 6.3 Conditions to the Obligations of the Company. The obligation of the Company to effect the Mergers is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent set forth in Section 4.1, Section 4.2 (except for any de minimis inaccuracies), Section 4.3, Section 4.4(a)(i) and Section 4.11 shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (ii) each of the remaining representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except in the case of this clause (ii) for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all knowledge, materiality and “Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of the Parent Parties. The Parent Parties shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

Section 6.4 Frustration of Closing Conditions. None of the Parties may rely on, either as a basis for not consummating the Mergers or for terminating this Agreement, the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s breach of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Mergers may be abandoned (except as set forth below) at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub Inc. and Merger Sub LLC):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Mergers shall not have been consummated on or before January 3, 2022 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the primary cause of, or the primary factor that resulted in, the failure of the Mergers to be consummated by the Outside Date;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.5; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 5.2 or Section 5.3(c), as to which Section 7.1(c)(ii)(3) will apply), or if any representation or warranty of the

Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (1) would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 and (2) cannot be or has not been cured by the earlier of (A) the Outside Date and (B) 60 days after the giving of written notice to the Company of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Parent Parties are then in material breach of any of their covenants or agreements set forth in this Agreement; or

(ii) if (1) an Adverse Recommendation Change shall have occurred, (2) the Company shall, within 10 Business Days of a tender or exchange offer relating to securities of the Company having been commenced, fail to publicly recommend against such tender or exchange offer, (3) the Company shall have failed to publicly reaffirm its recommendation of the Mergers within 10 Business Days after the date any Acquisition Proposal is first publicly announced, distributed or disseminated to the Company’s stockholders upon a request to do so by Parent, (4) the Company shall have breached or failed to perform, in any material respect, any of its obligations set forth in Section 5.2 or Section 5.3(c), or (5) the Company or the Company Board (or any committee thereof) shall have formally resolved or publicly authorized or proposed to take any of the foregoing actions; provided that Parent’s right to terminate this Agreement pursuant to this clause (ii) shall be exercisable only until such time as the Company Stockholder Approval is obtained;

(d) by the Company:

(i) if the Parent Parties shall have breached or failed to perform any of their representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of the Parent Parties shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (1) would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 and (2) cannot be or has not been cured by the earlier of (A) the Outside Date and (B) 60 days after the giving of written notice to Parent of such breach or failure; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement;

(ii) at any time prior to obtaining the Company Stockholder Approval, in order to accept a Superior Proposal in accordance with Section 5.2(b); provided, that the Company shall have (1) simultaneously with such termination entered into the associated Alternative Acquisition Agreement, (2) otherwise materially complied with all provisions of Section 5.2(b), including the notice provisions thereof, and (3) paid any amounts due pursuant to Section 7.3(b); or

(iii) if the average of the Parent VWAP for the 10 consecutive trading days ending with the last complete trading day prior to the date required for the Closing to occur pursuant to Section 1.2 or, if later, the scheduled Closing Date is less than $5.60.

The Party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give notice of such termination to the other Party.

Section 7.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of the Parent Parties or the Company, provided, that:

(a) the Confidentiality Agreement (as amended hereby) and the provisions of Sections 3.29 (Brokers) and 4.11 (Brokers), Section 5.11 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (No Third Party Beneficiaries), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Specific Performance), Section 8.12 (Severability), Section 8.14 (Waiver of Jury Trial) and Section 8.17 (No Presumption Against Drafting Party) shall survive the termination hereof;

(b) the Company may have liability as provided in Section 7.3; and

(c) no such termination shall relieve any Party from any liability or damages arising out of a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or intentional fraud, in which case the non-breaching Party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Fees and Expenses.

(a) Except with respect to Designated Company Expenses which will be borne by the Company in accordance with Section 5.14, all fees and expenses incurred in connection with this Agreement, the Mergers and the other transactions contemplated hereby shall be paid by Parent. For purposes of clarity, the Parties acknowledge and agree that the expenses set forth on Schedule 7.3 to Company Disclosure Schedules shall be borne by Parent.

(b) In the event that:

(i) (1) after the date of this Agreement, an Acquisition Proposal (whether or not conditional) (x) is made directly to the Company’s stockholders or is otherwise publicly disclosed and not withdrawn at least seven Business Days prior to the Company Stockholders Meeting or (y) is otherwise communicated to senior management of the Company or the Company Board, (2) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(c)(i), and (3) within 12 months after the date of such termination, the Company enters into an agreement in respect of any Acquisition Proposal, or recommends or submits an Acquisition Proposal to its stockholders for adoption, or a transaction in respect of any Acquisition Proposal is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (3), each reference to “20%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”);

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii); or

(iii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii);

then, in any such event, the Company shall pay to Parent a fee of $9,500,000 (the “Company Termination Fee”), which shall be the sole and exclusive remedy of the Parent Parties against the Company, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion; provided, that the payment by the Company of the Company Termination Fee pursuant to this Section 7.3 shall not relieve the Company from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or intentional fraud.

(c) Payment of the Company Termination Fee shall be made by wire transfer of same day funds to the accounts designated by Parent (i) on the earliest of the execution of a definitive agreement with respect to, submission to the stockholders of, or consummation of, any transaction contemplated by an Acquisition Proposal in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(i), (ii) within three Business Days of a termination by Parent pursuant to Section 7.1(c)(ii), or (iii) simultaneously with, and as a condition to the effectiveness of, a termination by the Company pursuant to Section 7.1(d)(ii).

(d) The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parent Parties would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 7.3, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the Parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the Parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other Parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Second Company Merger Effective Time, other than Section 4.15 and those covenants or agreements of the Parties which by their terms apply, or are to be performed in whole or in part, after the Second Company Merger Effective Time. For purposes of clarity, the provisions of this Article VIII and the provisions of Section 2.5, Section 4.15, Section 5.8, and Section 5.9 will survive the Closing.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

if to the Parent Parties, the Surviving Corporation or the Surviving Company, to:

Patterson-UTI Energy, Inc.

10713 West Sam Houston Parkway N, Suite 800

Houston, Texas 77064

Attention: General Counsel

E-mail: legalnotice@patenergy.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, Texas 77002-6117

Attention: Tull R. Florey

Email: tflorey@gibsondunn.com

(i) if to Company, to:

Pioneer Energy Services Corp.

1250 N.E. Loop 410, Suite 1000

San Antonio, Texas 78209

Attention: Bryce Seki, VP - General Counsel

E-mail: BSeki@pioneeres.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright US LLP

Frost Tower

111 W. Houston Street, Suite 1800

San Antonio, Texas 78205

Attention: Daryl Lansdale

E-mail: daryl.lansdale@nortonrosefulbright.com

and

Vinson & Elkins LLP

1001 Fannin, Suite 2500

Houston, Texas 77002

Attention: Christopher S. Collins and David Lassetter

E-mail: ccollins@velaw.com

             dlassetter@velaw.com

Section 8.3 Certain Definitions. For purposes of this Agreement:

(a) “ABL Credit Facility” means that certain credit arrangement governed by the Credit Agreement, dated May 29, 2020, by and among the Company and certain of its Subsidiaries, on the one hand, and PNC Bank, National Association and the other lenders party thereto, on the other hand (as amended from time to time).

(b) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(c) “Affiliated Group” means any affiliated group as defined in Section 1504 of the Code that has filed a consolidated return for U.S. federal income tax purposes (or any consolidated, combined or unitary group under state, local or non-U.S. Law);

(d) “Aggregate Shares” means the number of shares of Company Common Stock equal to the sum of (x) the total number of Shares (including any Company Restricted Stock Awards) issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) plus (y) the number of Shares into which the Convertible Notes are convertible immediately prior to the Effective Time (assuming Physical Settlement as defined in the Convertible Notes Indenture);

(e) “Antitrust Laws” means the HSR Act and any other antitrust, unfair competition, merger or acquisition notification, or merger or acquisition control Laws under any applicable jurisdictions, whether federal, state, local, or foreign;

(f) “Applicable Date” means January 1, 2019.

(g) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Houston, Texas are authorized or required by applicable Law to be closed;

(h) “Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company and its Subsidiaries, taken as a whole;

(i) “Company Plan” means each “employee benefit plan” (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA), each “multiemployer plan” (within the meaning of ERISA section 3(37)), and each other stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, consulting, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, retention, dependent care and each other employee benefit and compensation plan, agreement, program, policy or other arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether written or oral (i) under which any current or former employee, director or consultant of the Company or its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits, (ii) that the Company or any of its Subsidiaries sponsors or maintains, is making contributions to, has any obligation to make contributions to or with respect to which it is otherwise bound, or (iii) under which the Company or any of its ERISA Affiliates has any present or future liability or obligation (contingent or otherwise). All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans”;

(j) “Company Stock Plan” means the Pioneer Energy Services Corp. 2020 Employee Incentive Plan;

(k) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(l) “Convertible Notes Indenture” means the Indenture, dated May 29, 2020, between the Company and Wilmington Trust, National Association, as trustee, governing the Convertible Notes, as amended and supplemented by the First Supplemental Indenture thereto dated May 11, 2021, in each case as in effect on the date hereof;

(m) “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associate epidemics, pandemic or disease outbreaks;

(n) “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, order, directive, guideline or recommendation by any Governmental Entity or public health agency in connection with or in response to COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act and all guidelines and requirements of OSHA and the Centers for Disease Control and Prevention, such as social distancing, cleaning, and other similar or related measures;

(o) “Designated Company Expenses” means the following fees and expenses incurred by or on behalf of, or payable by, the Company or any of its Subsidiaries or any Person that the Company or any of its Subsidiaries pays or reimburses or is otherwise legally obligated to pay or reimburse in connection with the negotiation, preparation or execution of this Agreement or the performance or consummation of the transactions contemplated hereby, in each case to the extent incurred on or prior to the Closing: (i) all fees and expenses of counsel and the Company Financial Advisors in connection with the transactions contemplated hereby; (ii) all brokers’, finders’ or similar fees payable by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby; (iii) 50% of (A) all fees and expenses incurred in connection with the filing, printing and mailing of the Proxy Statement and (B) all filing and other fees paid to the SEC or in respect of the HSR Act (other than attorneys’ fees, accountants’ fees and related expenses); and (iv) any retention, transaction or change in control bonuses put in place by the Company or any of its Subsidiaries (other than the Parent Retention Bonuses) between the date hereof and the Closing Date in accordance with Section 5.1(a), in each case in connection with the transactions contemplated hereby to the extent such bonuses, fees and expenses have not been paid by the Company;

(p) “Encumbrance” means any charge, claim, limitation, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment or right of first refusal, including any restriction on transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership;

(q) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(r) “ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with the Company or any of its Subsidiaries and that, together with the Company or such Subsidiary, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code;

(s) “Exchange Ratio” means the quotient (rounded to the nearest four decimal places) obtained by dividing (i) the Share Cap less the number of Senior Debt Shares, by (ii) the Aggregate Shares;

(t) “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all obligations of such Person under installment sale contracts, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, and (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position of others or to purchase the obligations of others;

(u) “knowledge” of any Party means the actual knowledge of any executive officer of such Party or any fact or matter which any such officer of such Party could be expected to discover or otherwise become aware of in the course of conducting a reasonably comprehensive investigation, consistent with such officer’s title and responsibilities, concerning the existence of the relevant matter;

(v) “Leased Real Property” means all real property leased, subleased or licensed to the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries otherwise has a right or option to use or occupy, together with all structures, facilities, fixtures, systems and improvements located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing;

(w) “Material Adverse Effect,” with respect to any Person, means any event, change, circumstance, occurrence or effect that (i) has, or would have, a material adverse effect on the business, financial condition, results of operations, properties, assets or liabilities of such Person and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent, materially delay or materially impair the ability of such Person to consummate the Mergers and the other transactions contemplated hereby; provided, however, in the case of clause (i) only, no event, change, circumstance, occurrence or effect to the extent directly or indirectly resulting from or arising out of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would occur:

(i) changes in general economic or financial market conditions, including changes in interest or exchange rates;

(ii) changes generally affecting the industries (or segments thereof) in which such Person or any of its Subsidiaries are engaged (including changes in commodity prices, general market prices and regulatory changes affecting such industries generally);

(iii) changes or proposed changes in GAAP or other accounting standards or interpretations thereof or in any applicable Law, interpretations thereof or regulatory conditions or any changes in the enforcement of any of the foregoing or in general legal or regulatory conditions;

(iv) the outbreak or escalation of hostilities, acts of war (whether or not declared), military actions or acts of terrorism or the occurrence of any natural disasters, global or regional pandemics or disease outbreaks (including the existence, response to and impact of the COVID-19 pandemic), but not any such event resulting in any damage or destruction to or loss of such Person’s or its Subsidiaries’ physical properties to the extent such change or effect would otherwise constitute or contribute to a Material Adverse Effect;

(v) any change, in and of itself, in the market price or trading volume of such Person’s securities; provided that the exception in this clause shall not prevent or otherwise affect a determination that any underlying event, change, circumstance, occurrence or effect that is the cause of such failure has resulted in a Material Adverse Effect to the extent not otherwise falling within any of the other exceptions set forth in clauses (i) through (vii) hereof;

(vi) any failure by such Person to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings, cash flow or cash position or other financial, accounting or operating measures or metrics (whether such projections, forecasts, estimates or predictions were made by such Person or independent third parties) for any period; provided that the exception in this clause shall not prevent or otherwise affect a determination that any underlying event, change, circumstance, occurrence or effect that is the cause of such failure has resulted in a Material Adverse Effect to the extent not otherwise falling within any of the other exceptions set forth in clauses (i) through (vii) hereof; and

(vii) the announcement or pendency of this Agreement or the Mergers or the other transactions contemplated hereby;

provided, further, that with respect to clauses (i) through (vii), such event, change, circumstance, occurrence or effect may be taken into account in determining whether there has occurred, or would occur, a Material Adverse Effect to the extent such event, change, circumstance, occurrence or effect has a disproportionately adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which such Person and its Subsidiaries operate (in which case the disproportionate impact or impacts may be taken into account in determining whether there has occurred, or would occur, a Material Adverse Effect).

(x) “Owned Real Property” means all real property owned by the Company or any of its Subsidiaries, together with all structures, facilities, fixtures, systems and improvements located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing;

(y) “Pandemic Response Laws” means the Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (116th Cong.) (Mar. 27, 2020) (the “CARES Act”), the Families First Coronavirus Response Act, Pub. L. No. 116-127 (116th Cong.) (Mar. 18, 2020), and any other similar or additional federal, state, local, or foreign law, or administrative guidance intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn;

(z) “Parent Common Stock” means the common stock, par value $0.01 per share, of Parent;

(aa) “Parent Stock Plan” means the Patterson-UTI Energy, Inc. 2005 Long-Term Incentive Plan, as amended, the Patterson-UTI Energy, Inc. 2014 Long-Term Incentive Plan, as amended and restated, and the Patterson-UTI Energy, Inc. 2021 Long-Term Incentive Plan;

(bb) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(cc) “Reorganization Date”” means May 29, 2020;

(dd) “Senior Debt” means the Senior Secured Floating Rate Notes due 2025 of the Company;

(ee) “Senior Debt Indenture” means the Indenture, dated May 29, 2020, between the Company and Wilmington Trust, National Association, as trustee and security agent, governing the Senior Debt, as amended and supplemented by the First Supplemental Indenture thereto dated March 3, 2021 and the Second Supplemental Indenture thereto dated May 11, 2021, in each case as in effect on the date hereof, and the Third Supplemental Indenture when executed and delivered by the Company, the guarantors party thereto and the trustee under the Senior Debt Indenture;

(ff) “Senior Debtholders” means the Persons who hold Senior Debt;

(gg) “Share Cap” means 26,275,000; provided that, if the average of the Parent VWAP for the 10 consecutive trading days ending with the last complete trading day prior to the Closing Date is greater than $11.00, the Share Cap shall be reduced by an amount equal to one-half of (x) 26,275,000 less (y) the quotient obtained by dividing 289,025,000 by such average and rounding to the nearest whole integer;

(hh) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

(ii) “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof;

(jj) “Taxes” means (i) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, environmental, occupation, workers’ compensation, premium, real property, personal property, escheat or unclaimed property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies of any kind whatsoever (whether imposed directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of Law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person;

(kk) “Third Supplemental Indenture” means the Third Supplemental Indenture to the Senior Debt Indenture in the form of Exhibit C hereto, with only such changes, other than completion of the execution date thereof and other changes reasonably requested by the trustee thereunder that do not affect Parent or the Surviving Company in any adverse manner, as shall be approved by Parent in its sole discretion;

(ll) “Trading Day” has the meaning ascribed to such term in the Convertible Notes Indenture; and

(mm) “Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. References to documents or other materials “provided” or “made available” to Parent shall mean that such documents or other materials were present at least two Business Days prior to the date of this Agreement in the on-line data room maintained by the Company for purposes of the transactions contemplated herein and accessible by Parent.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties with respect to the subject matter hereof and thereof.

Section 8.6 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except (i) as provided in Section 5.8 (which is intended for the benefit of, and shall be enforceable by, the Persons referred to therein) and (ii) from and after the Closing and subject to the consummation of the Mergers, for the provisions of Article II with respect to the rights of the former holders of Shares and Company Restricted Stock Awards to receive Merger Consideration after the Closing.

(b) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 8.8 Submission to Jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any Party or its Affiliates against any other Party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the

Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the Parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 8.10 Specific Performance. The Parties agree that irreparable damage would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of this Agreement pursuant to Section 7.1, the Parties acknowledge and agree that each Party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware, this being in addition to any other remedy to which such Party is entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13 Disclosure Letters.

(a) The Company Disclosure Letter and the Parent Disclosure Letter are arranged in separate parts corresponding to the numbered and lettered Sections contained in Article III and IV, respectively. The information disclosed in any numbered or lettered Section shall be deemed to relate to and to qualify any other Section to the extent that the relevance of such item is reasonably apparent on its face. Where the terms of a Contract or other disclosure item have been referenced, summarized or described, such reference, summary or description does not purport to be a complete statement of the material terms of such Contract or disclosure item and such disclosures are qualified in their entirety by the specific details of such Contract or disclosure item.

(b) The inclusion of any information in the Company Disclosure Letter or the Parent Disclosure Letter, as the case may be, shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or the Parent Disclosure Letter, that such information is required to be listed in the Company Disclosure Letter or the Parent Disclosure Letter or that such items are material to the Company or Parent, as the case may be. No disclosure in the Company Disclosure Letter or Parent Disclosure Letter relating to any possible or alleged breach or violation of applicable Law or Contract shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, or as an admission against any interest of any Party or any of its Subsidiaries or its or their respective directors or officers. In disclosing information in the Company Disclosure Letter or Parent Disclosure Letter, the disclosing Party expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein. The headings, if any, of the individual sections of each of the Company Disclosure Letter and the Parent Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and the Parent Disclosure Letter are qualified in their entireties by reference to specific provisions of this Agreement, and are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company or the Parent Parties, as applicable, except as and to the extent provided in this Agreement.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

Section 8.14 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.15 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

Section 8.16 Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.17 No Presumption Against Drafting Party. Each of the Parent Parties and the Company acknowledges that each Party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PATTERSON-UTI ENERGY, INC.

By:	/s/ William A. Hendricks, Jr.
Name: William A. Hendricks, Jr.
Title: Chief Executive Officer and President

CRESCENT MERGER SUB INC.

By:	/s/ William A. Hendricks, Jr.
Name: William A. Hendricks, Jr.
Title: Chief Executive Officer and President

CRESCENT RANCH SECOND MERGER SUB LLC

By:	PATTERSON-UTI ENERGY, INC., its Sole Member

By:	/s/ William A. Hendricks, Jr.
Name: William A. Hendricks, Jr.
Title: Chief Executive Officer and President

PIONEER ENERGY SERVICES CORP.

By:	/s/ Matthew S. Porter
Name: Matthew S. Porter
Title: President and Chief Executive Officer

EXHIBIT A

Patterson-UTI Energy, Inc.

Attention: Chief Financial Officer

10713 W. Sam Houston Pkwy N, Suite 800,

Houston, Texas 77064

Statement under U.S. Treasury

Regulations Sections 1.897-2(h) and 1.1445-2(c)(3)

Ladies and Gentlemen:

In connection with the acquisition by Patterson-UTI Energy, Inc., a Delaware corporation (the “Transferee”), of Pioneer Energy Services Corp., a Delaware corporation (the “Company”), you have requested a statement pursuant to Section 6.2(e) of that certain Agreement and Plan of Merger, dated as of July 5, 2021, by and among the Transferee, Crescent Merger Sub Inc., a Delaware corporation, Crescent Ranch Second Merger Sub LLC, a Delaware limited liability company, and the Company (the “Agreement”), as contemplated under and meeting the requirements of U.S. Treasury Regulations Section 1.1445-2, certifying that the Company is not a United States real property holding corporation within the meaning of Section 897 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

The Company has determined that it is not and has not been at any time during the five years preceding the date hereof, a United States real property holding corporation, as defined in Section 897(c)(2) of the Code and U.S. Treasury Regulations Section 1.897-2(b). Based on such determination, the Company certifies that, as of the date hereof, the stock of the Company does not constitute a “U.S. real property interest” within the meaning of Section 897(c)(1) of the Code and U.S. Treasury Regulations Section 1.897-1(c).

The Company acknowledges that: (a) it is issuing this statement and making the certifications contained herein pursuant to U.S. Treasury Regulations Section 1.1445-2(c)(3) and U.S. Treasury Regulations Section 1.897-2(h), (b) the Company authorizes the Transferee to file this statement and the associated notice on its behalf with the Internal Revenue Service at any time after the closing of the transaction described in the Agreement, and (c) any false statement contained herein could be punished by fine, imprisonment, or both.

The undersigned corporate officer of the Company hereby verifies under penalties of perjury that the statements set forth herein are correct to his/her knowledge and belief, and that he/she has the authority to sign this statement on behalf of the Company.

[SIGNATURE PAGE FOLLOWS]

Dated: [                    ]

Pioneer Energy Services Corp.

By:

Name:

Title:

EXHIBIT B

Forum Selection Bylaws

ARTICLE XX

FORUM FOR ADJUDICATION OF DISPUTES

Section XX.1

Forum. Unless the Corporation, in writing, selects or consents to the selection of an alternative forum: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware). For purposes of this Article XX, internal corporate claims means claims, including claims in the right of the Corporation that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XX.

Section XX.2

Enforceability. If any provision of this Article XX shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article XX (including, without limitation, each portion of any sentence of this Article XX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.

EXHIBIT C

THIRD SUPPLEMENTAL INDENTURE

THIRD SUPPLEMENTAL INDENTURE (this “Third Supplemental Indenture”), dated as of July     , 2021, among Pioneer Energy Services Corp., a Delaware corporation (the “Company”), the guarantors party hereto (the “Guarantors”), and Wilmington Trust, National Association, as trustee (in such capacity, the “Trustee”) and security agent (in such capacity, the “Security Agent”).

RECITALS

WHEREAS, the Company and the Guarantors heretofore executed and delivered to the Trustee and the Security Agent an Indenture, dated as of May 29, 2020, providing for the issuance of the Company’s Senior Secured Floating Rate Notes due 2025 (the “Notes”) and such Indenture was amended by that certain First Supplemental Indenture dated as of March 3, 2021 and that certain Second Supplemental Indenture dated as of May 11, 2021 (as so amended, the “Indenture”);

WHEREAS, Section 10.02 of the Indenture provides that, in certain instances including actions which cause the Notes to be payable in currency or property other than as currently reflected in the Indenture, the Indenture may be amended or supplemented with the consent of all holders of the Notes (the “Holders”);

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of July 5, 2021 (“Merger Agreement”), with Patterson-UTI Energy, Inc., a Delaware corporation (“Acquiror Parent”), and certain of its affiliate companies which provides (i) for the Company to merge with certain of the affiliate companies and to become a wholly owned subsidiary of Acquiror Parent (the “Merger”), (ii) for the Notes to be repaid in a combination of cash and shares of common stock, par value $0.01 per share, of Acquiror Parent (“Acquiror Parent Common Stock”) and (iii) for the convertible noteholders and common shareholders of the Company to receive Acquiror Parent Common Stock upon closing of the Merger;

WHEREAS, the Company proposes to amend and supplement the Indenture as set forth herein (the “Proposed Amendments”), and has solicited consents to the Proposed Amendments from Holders by distributing to such Holders a Consent Solicitation Statement (as amended, supplemented or otherwise modified from time to time, the “Statement”) with the form of this Third Supplemental Indenture and instructions for delivery of consents through The Depository Trust Company’s ATOP system (the “Consent Solicitation”);

WHEREAS, the Company has received and delivered to the Trustee evidence of the requisite consents from Holders constituting 100% in aggregate principal amount of the outstanding Notes to effect the Proposed Amendments under the Indenture with respect to the Notes;

WHEREAS, the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that execution of this Third Supplemental Indenture is authorized or permitted by the Indenture and that all conditions precedent and covenants provided for in the Indenture related thereto have been satisfied;

WHEREAS, the Company has requested that the Trustee and Security Agent execute and deliver this Third Supplemental Indenture; and

WHEREAS all requirements necessary to make this Third Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms have been done and performed, and the execution and delivery of this Third Supplemental Indenture has been duly authorized in all respects;

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Guarantors, the Trustee and the Security Agent mutually covenant and agree as follows:

ARTICLE I

DEFINITIONS

1.1 Relation to Indenture. This Third Supplemental Indenture constitutes an integral part of the Indenture.

1.2 Definition of Terms. For all purposes of this Third Supplemental Indenture:

(a) Capitalized terms used herein without definition shall have the meanings set forth in the Indenture unless otherwise noted;

(b) a term defined anywhere in this Third Supplemental Indenture has the same meaning throughout;

(c) the singular includes the plural and vice versa; and

(d) headings, subheadings and captions are for convenience of reference only and do not affect interpretation.

ARTICLE II

AMENDMENT

2.1 Amendment to the Indenture. The Proposed Amendments to the Indenture, as set forth in this Article II, shall apply to the applicable Notes Documents and be effective as of the date hereof. Any provision of the Notes Documents that conflicts with the express provisions of this Third Supplemental Indenture shall be deemed to be amended, and the provisions of this Third Supplemental Indenture shall control.

2.2 Amendment. A new “Section 3.11” is hereby added to the Indenture, which Section 3.11 reads in its entirety as follows:

“3.11 Redemption Upon Closing of the Designated Merger.

(a) Designated Merger. The Holders acknowledge that the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Patterson-UTI Energy, Inc. (“Acquiror Parent”) and certain of its affiliate companies which provides for (i) the Company to merge with certain of the affiliate companies and to become a wholly owned subsidiary of Acquiror Parent, (ii) merger consideration in the form of up to 26,275,000 shares of common stock, par value $0.01 per share, of Acquiror Parent (“Acquiror Parent Common Stock” and such consideration, “Merger Consideration”), (iii) the Notes to be repaid in a combination of cash and shares of Acquiror Parent Common Stock out of, and reducing, the Merger Consideration, and (iv) the Company’s convertible noteholders and common shareholders to receive the remaining Merger Consideration (after payment of the Notes) upon closing of the merger transactions contemplated by the Merger Agreement (collectively, the “Merger”).

(b) Redemption Upon Closing of the Merger. Notwithstanding that the consummation of the Merger constitutes a “Change of Control” under this Indenture and notwithstanding any other conflicting provision herein (including Sections 3.07 and 3.10 of this Indenture), immediately following the effective time of the Merger on the Merger Closing Date (as defined below), the Company shall redeem the Notes at a redemption price equal to 103.000% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to, but excluding, the Merger Closing Date. The redemption price shall be paid in a combination of cash and shares of Acquiror Parent Common Stock as reflected in and pursuant to the terms set forth in Section 5.14 of the Merger Agreement and this Section 3.11. For purposes of such payment, the U.S. dollar value of each share of Acquiror Parent Common Stock shall equal the product of (i) the average of the Parent VWAP (as defined in the Merger Agreement) for the three consecutive trading days ending on the second trading day immediately preceding the Merger Closing Date (as calculated pursuant to and in accordance with the Merger Agreement) and (ii) 0.8575.

(c) Notice to Trustee and Holders. (i) At least one Business Day prior to the closing date of the Merger (the “Merger Closing Date”), the Company will furnish to the Trustee an Officers’ Certificate (the “Officers’ Merger Certificate”) setting forth:

(A)	the Merger Closing Date;

(B)	the redemption price; and

(C)	a calculation reflecting the cash amount and the number of shares of Acquiror Parent Common Stock to be paid or delivered to each Holder pursuant to Section 3.11(d) hereof.

(ii) At least one Business Day prior to the Merger Closing Date, the Company will give or cause to be given a notice of redemption (“Notice of Redemption”) to the Depositary as the Holder of the Notes and to the exchange agent under the Merger Agreement (the “Exchange Agent”) setting forth:

(A)	the Merger Closing Date;

(B)	the redemption price;

(C)	the name and address of the Exchange Agent;

(D)	that Notes called for redemption must be surrendered to the Trustee, in its capacity as Paying Agent, to collect the redemption price;

(E)	that unless the Company defaults in making such redemption payment, interest on the Notes ceases to accrue on and after the Merger Closing Date;

(F)	any conditions to redemption, which may include the consummation of the Merger;

(G)	that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes; and

(H)	the cash amount and the number of shares of Acquiror Parent Common Stock to be paid to the Depositary as the Holder of the Notes pursuant to Section 3.11(d).

(d) Deposit and Payment of Redemption Price; Delivery of Shares.

(i) On the Merger Closing Date, the Company shall deposit or cause to be deposited with the Trustee an amount of cash sufficient to pay the cash portion of the redemption price of, and accrued and unpaid interest (to, but excluding, the Merger Closing Date) on, all Notes. The Trustee, within three Business Days following the Merger Closing Date, will distribute such cash portion of the redemption price to the Holders.

(ii) The Company, on the Merger Closing Date, will direct the Exchange Agent to issue and deposit or cause to be deposited with the Depositary as the Holder of the Notes uncertificated shares of Acquiror Parent Common Stock represented by book entry in the amounts reflected in the Notice of Redemption within three Business Days following the Merger Closing Date.

(e) Interest. If the Company complies with the provisions of Section 3.11(d), on and after the Merger Closing Date, interest will cease to accrue on the Notes. If the Notes are redeemed on or after a record date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest to the Merger Closing Date shall be paid to the Person in whose name such Note was registered at the close of business on such record date.

(f) Absolute Redemption. Redemption of the Notes under this Section 3.11 shall be independent of the other provisions of Article III of this Indenture (other than this Section 3.11). Notwithstanding that the Merger would constitute a Change of Control under this Indenture, Article III of this Indenture (other than this Section 3.11) and particularly Section 3.10 shall not be applicable to the Merger or the redemption pursuant to this Section 3.11.

ARTICLE III

MISCELLANEOUS

3.1 Effectiveness.

(a) This Third Supplemental Indenture shall become effective and binding on the Company, the Guarantors, the Trustee and every Holder heretofore or hereafter authenticated and delivered under the Indenture as of the date hereof.

(b) The Proposed Amendments, as set forth in Article II hereof, shall become operative with respect to the Notes Documents at such time as the Company, the Guarantors, the Trustee and the Security Agent shall have executed this Third Supplemental Indenture to give effect to the amendment.

(c) Upon becoming operative (and not before), all provisions of this Third Supplemental Indenture shall be deemed to be incorporated in, and made part of, the Indenture with respect to the Notes and each reference in the Indenture to “this Indenture,” “hereunder,” “hereof,” or “herein” shall mean and be a reference to the Indenture as amended by this Third Supplemental Indenture with respect to the Notes, unless the context otherwise requires. Upon becoming operative (and not before), the Indenture as amended and supplemented by this Third Supplemental Indenture shall be read, taken and construed as one and the same instrument with respect to the Notes.

3.2 Ratification of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed, and all of the terms, conditions and provisions thereof shall remain in full force and effect.

3.3 Trustee and Security Agent Not Responsible for Recitals. The recitals herein contained are made by the Company and not by the Trustee or the Security Agent, and neither the Trustee nor the Security Agent assumes any responsibility for the correctness thereof. Neither the Trustee nor the Security Agent makes any representation as to the validity or sufficiency of this Third Supplemental Indenture.

3.4 Governing Law. THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THE INDENTURE (AS SUPPLEMENTED BY THIS THIRD SUPPLEMENTAL INDENTURE), THE NOTES AND THE SUBSIDIARY GUARANTEES.

3.5 Severability. In case any provision in the Indenture (as supplemented by this Third Supplemental Indenture) or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

3.6 Execution in Counterparts. This Third Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Third Supplemental Indenture and of signature pages by fax or .pdf transmission shall constitute effective execution and delivery of this Third Supplemental Indenture as to the parties hereto.

3.7 The Trustee and the Security Agent. Wilmington Trust, National Association is entering into this Third Supplemental Indenture solely in its capacity as Trustee and Security Agent under the Indenture. Except as otherwise expressly provided herein, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee or Security Agent by reason of this Third Supplemental Indenture. This Third Supplemental Indenture is executed and accepted by the Trustee and the Security Agent subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee and Security Agent with respect hereto. The recitals above shall constitute statements of the Company, and neither the Trustee nor the Security Agent assume any responsibility for their accuracy.

3.8 Benefits Acknowledged. Each Guarantor acknowledges that it will receive direct and indirect benefits from this Third Supplemental Indenture and that the guarantee made by it pursuant to its respective Guarantee is knowingly made in contemplation of such benefits.

[Signature pages follow]

IN WITNESS WHEREOF, the undersigned has caused a counterpart of this Third Supplemental Indenture to be duly executed as of the date first written above.

PIONEER ENERGY SERVICES CORP., a Delaware corporation

By:
Name:	Lorne E. Phillips
Title:	Executive Vice President and Chief Financial Officer

PIONEER DRILLING SERVICES, LTD., a Texas corporation

By:
Name:	Lorne E. Phillips
Title:	Executive Vice President and Chief Financial Officer

PIONEER GLOBAL HOLDINGS, INC., a Delaware corporation

By:
Name:	Lorne E. Phillips
Title:	Executive Vice President and Chief Financial Officer

PIONEER PRODUCTION SERVICES, INC., a Delaware corporation

By:
Name:	Lorne E. Phillips
Title:	Executive Vice President and Chief Financial Officer

PIONEER SERVICES HOLDINGS, LLC, a Delaware limited liability company

By:
Name:	Lorne E. Phillips
Title:	Executive Vice President and Chief Financial Officer

PIONEER WIRELINE SERVICES, LLC., a Delaware corporation

By:
Name:	Lorne E. Phillips
Title:	Executive Vice President and Chief Financial Officer

PIONEER WELLS SERVICES, LLC., a Delaware corporation

By:
Name:	Lorne E. Phillips
Title:	Executive Vice President and Chief Financial Officer

PIONEER FISHING & RENTAL SERVICES, LLC., as Guarantor

By:
Name:	Lorne E. Phillips
Title:	Executive Vice President and Chief Financial Officer

PIONEER COILED TUBING SERVICES, LLC., as Guarantor

By:
Name:	Lorne E. Phillips
Title:	Executive Vice President and Chief Financial Officer

IN WITNESS WHEREOF, the undersigned has caused a counterpart of this Third Supplemental Indenture to be duly executed as of the date first written above.

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee and Security Agent

By:
Name:
Title:

ANNEX B

Board of Directors

Pioneer Energy Services Corporation

1250 NE Loop 410, Suite 1000

San Antonio, Texas 78209

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Pioneer Energy Services Corporation, a Delaware corporation (the “Company”), of the Exchange Ratio (as defined below) pursuant to a draft of the Agreement and Plan of Merger, dated as of July 2, 2021 (the “Agreement”), to be entered into among the Company, Patterson-UTI Energy, Inc., a Delaware corporation (the “Acquiror”), CRESCENT MERGER SUB, INC., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub Inc.”) and CRESCENT RANCH SECOND MERGER SUB LLC, a Delaware limited liability company and wholly-owned subsidiary of the Acquiror (“Merger Sub LLC”). The Agreement provides for, among other things, the merger (the “First Company Merger”) of the Merger Sub Inc. with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”), and immediately following the First Company Merger, the merger (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”) of the Surviving Corporation with and into the Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (the “Surviving Company”). Pursuant to the Agreement, each share of Company Common Stock issued and outstanding immediately prior to the effective time of the First Company Merger (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive a number of shares of common stock, par value $0.01 per share, of the Acquiror (the “Acquiror Shares”) equal to the Exchange Ratio. For purposes of the Agreement, the Exchange Ratio means the quotient obtained by dividing (i) 26,275,000 (subject to downward adjustment to the extent the Parent VWAP for the 10 consecutive trading days ending with the last complete trading day prior to the closing date is greater than $11.00) less the number of Senior Debt Shares, by (ii) the Aggregate Shares. The terms and conditions of the Mergers are more fully set forth in the Agreement. Capitalized terms used herein without definition shall have the meanings set forth in the Agreement.

In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated as of July 2, 2021; (ii) reviewed and analyzed certain financial and other data with respect to the Company and the Acquiror which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror that were publicly available, as well as those that were furnished to us by the Company and the Acquiror, respectively; (iv) conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses (ii) and (iii) above, as well as their respective businesses and prospects before and after giving effect to the Mergers; (v) reviewed the current and historical reported prices and trading activity of Company Common Stock and the Acquiror Shares and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company and the Acquiror with that of certain other publicly-traded companies that

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Piper Sandler & Co. Since 1895. Member SIPC and NYSE.

Fairness Opinion of Piper Sandler & Co.

July 5, 2021

we deemed relevant; (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant; and (viii) compared the relative contribution of the Company and the Acquiror with that of the pro forma combined company resulting from the Mergers based on considerations that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company and the Acquiror that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts (including cash balance projections), estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company and the Acquiror as to the expected future results of operations and financial condition of the Company and the Acquiror, respectively, to which such financial forecasts, estimates and other forward-looking information relate. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have further assumed that the Mergers will qualify as a tax-free reorganization for United States federal income tax purposes. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company and the Acquiror, and on the assumptions of the management of the Company and the Acquiror, as to all accounting, legal, tax and financial reporting matters with respect to the Company, the Acquiror and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to our analysis, (ii) each party to such agreements will fully and timely perform, in all respects material to our analysis, all of the covenants and agreements required to be performed by such party, (iii) the Mergers will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Mergers will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Mergers will be obtained in a manner that will not adversely affect the Company, the Acquiror or the contemplated benefits of the Mergers.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or the Acquiror, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company, the Acquiror or any other entity. In addition, with your consent, our analysis of the Exchange Ratio is based on the stock price of the Company Common Stock and Acquiror Shares as of June 29, 2021. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, the Acquiror or any of their affiliates is a party or may be subject, and at the direction of the Company

Piper Sandler & Co. Since 1895. Member SIPC and NYSE.

Fairness Opinion of Piper Sandler & Co.

July 5, 2021

and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Acquiror is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Mergers.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock or Acquiror Shares may trade following announcement of the Mergers or at any future time, or any impact of such changes on the Exchange Ratio. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing our services, a portion of which is contingent upon the consummation of the Mergers. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Mergers or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We have, in the past, provided financial advisory and financing services to the Company and the Acquiror and/or any of their affiliates, including as part of an existing contractual agreement with the Acquiror, and may continue to do so and have received, and may receive, fees for the rendering of such services.

In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Acquiror for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, the Acquiror or entities that are affiliated with the Company or the Acquiror, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Sandler has adopted policies and procedures to establish and maintain the independence of its Research Department and personnel. As a result, Piper Sandler’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Mergers and other participants in the Mergers that differ from the views of Piper Sandler’s investment banking personnel.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Mergers and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act or vote with respect to the Mergers or any other matter. Except with respect to the use of this opinion in connection with the proxy statement relating to the Mergers in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Sandler Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock issued and outstanding immediately prior to the effective time of the First Company Merger of the proposed Exchange Ratio set forth in the Agreement and does not address any other terms or agreement relating to the Mergers or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Mergers, the merits of the Mergers relative to

Piper Sandler & Co. Since 1895. Member SIPC and NYSE.

Fairness Opinion of Piper Sandler & Co.

July 5, 2021

any alternative transaction or business strategy that may be available to the Company, Acquiror’s ability to fund any portion of the merger consideration, or any other terms contemplated by the Agreement or the fairness of the Mergers to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Mergers, or any class of such persons, relative to the Exchange Ratio to be received by holders of Company Common Stock in the Mergers or with respect to the fairness of any such compensation.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock issued and outstanding immediately prior to the effective time of the First Company Merger as of the date hereof.

Sincerely,

PIPER SANDLER & CO.

By:	/s/ Terry Padden
Terry Padden
Managing Director

Piper Sandler & Co. Since 1895. Member SIPC and NYSE.

ANNEX C

ANNEX C - SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§262 Appraisal Rights

(a)     Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)     Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to § 251(g) of this title), §252, §254, §255, §256, §257, §258, §263 or § 264 of this title:

(1)     Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to §251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.

(2)     Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)     Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)     Appraisal rights shall be perfected as follows:

(1)     If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)     If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the offer contemplated by §251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)     Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to §251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in §251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in §251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)     Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)     At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to §253 or §267 of this title.

(h)     After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)     The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)     The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)     From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)     The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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